UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from_____ to_____
Commission File Number: 000-56294

THE CANNABIST COMPANY HOLDINGS INC.
(Exact name of registrant as specified in its charter)

British Columbia	**98-1488978**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer identification no.)**

321 Billerica Rd., Suite 204
Chelmsford, Massachusetts 1824
(Address of principal executive offices and zip code)
(978) 910-1486
(Registrant's telephone number, including area code)

680 Fifth Ave., 24th Floor
New York, New York
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act:
Common Shares
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.[1] Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).[1] Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(1)   Not applicable.

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a common share of the registrant on December 31, 2024 as reported on the Cboe (Canada) Exchange on that date: USD$30,741,440.

As of March 11, 2025, there were 465,638,304 common shares, no par value (the "**Common Shares**"), of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portion of our Proxy Statement for our 2025 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference in Part III.

THE CANNABIST COMPANY HOLDINGS INC.
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" regarding The Cannabist Company Holdings Inc. and its subsidiaries (collectively referred to as "The Cannabist Company," "we," "us," "our," or the "Company"). We make forward-looking statements related to future expectations, estimates, and projections that are uncertain and often contain words such as, but not limited to, "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or other similar words or phrases. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and assumptions that are difficult to predict. Particular risks and uncertainties that could cause our actual results to be materially different from those expressed in our forward-looking statements include those listed below:

- the impact of the Company's corporate restructuring activities, including, without limitation, the Company's ability to complete the planned debt restructuring as contemplated by the Support Agreement (as defined below);
- the fact that marijuana remains illegal under federal law;
- the application of anti-money laundering laws and regulations to the Company;
- legal, regulatory, or political change to the cannabis industry;
- access to public and private capital;
- unfavorable publicity or consumer perception of the cannabis industry;
- expansion to the adult-use markets;
- the impact of laws, regulations, and guidelines;
- the impact of Section 280E of the U.S. Internal Revenue Code of 1986, as amended (the "**Internal Revenue Code**");
- the impact of state laws pertaining to the cannabis industry;
- the Company's reliance on key inputs, suppliers and skilled labor;
- the difficulty of forecasting the Company's sales;
- constraints on marketing products;
- potential cyber-attacks and security breaches;
- net operating loss and other tax attribute limitations;
- the impact of changes in tax laws;
- the volatility of the market price of the Company's common shares;
- reliance on management;
- litigation;
- future results and financial projections; and
- the impact of global financial conditions.

The list of factors above is illustrative and by no means exhaustive. Additional information regarding these risks and other risks and uncertainties we face is contained in Part I of this Form 10-K under, Item 1A, "Risk Factors." Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.

We urge readers to consider these risks and uncertainties in evaluating our forward-looking statements. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Risk Factor Summary

Our business, financial condition, operating results, or prospects could be materially and adversely affected by, and the price of our Common Shares could decline due to a number of factors, whether currently known or unknown, including but not limited to those summarized below. You should carefully consider the risk factors summarized below and described in more detail in Item 1A, "Risk Factors.", together with the other information contained in this Annual Report on Form 10-K.

Risks Related to the 2025 Debt Transaction

- The completion of the Plan of Arrangement (as defined below) may not occur or may be delayed.
- The Support Agreement (as defined below) may be terminated.
- If the Plan of Arrangement is not completed, the market price or value of the Senior Notes (as defined below) and/or of the Common Shares may decline.
- The uncertainty surrounding the Plan of Arrangement could negatively impact the Company's current and future operations, financial condition and prospects.
- The pending Plan of Arrangement may divert the attention of the Company's management.
- Despite the Company's current level of indebtedness, the Company may be able to incur more debt following completion of the Plan of Arrangement. This level of indebtedness could further exacerbate risks to the Company's financial condition.
- The Plan of Arrangement may have adverse tax consequences on the Company.
- Following the Plan of Arrangement, the Company may not be able to generate sufficient cash to service all of its indebtedness, including the New Notes (as defined below), and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

Risks Related to Our Business

- Marijuana remains illegal under federal law, and enforcement of cannabis laws could change.
- There is no guarantee that the Rohrabacher-Farr Amendment will be renewed.
- There is a risk of civil asset forfeiture of the Company's assets.
- The Company is subject to anti-money laundering laws and regulations.
- U.S. border officials could deny entry into the U.S. to employees of, or investors in companies with cannabis operations in the United States.
- The Company may lack access to U.S. bankruptcy protections.
- The Company may face heightened scrutiny by regulatory authorities.
- Residents of the United States may be unable to settle trades of the Company's securities.
- The cannabis industry may experience legal, regulatory or political change.
- The Company may have difficulty accessing the services of banks, which may make it difficult to operate its business.
- The Company may have difficulty accessing public and private capital.
- The Company may face unfavorable publicity or consumer perception.
- The results of future clinical research may have a material adverse effect on the Company.
- Expansion into the adult-use cannabis market may subject the Company to additional regulation.
- The Company's business is subject to a variety of laws, regulations and guidelines.
- The Company may face penalties for regulatory violations
- The Company may face risks related to FDA and FTC enforcement.
- Cannabis businesses are subject to unfavorable tax treatment as a result of Section 280E.
- The Company's service providers may suspend or withdraw their services.
- The Company may be unable to enforce its contracts.
- Ability to grow the Company's business depends on state laws pertaining to the cannabis industry.
- Reliable data on the cannabis industry is not available.
- Conversions and potential future sales of shares could adversely affect prevailing market prices for the common shares.
- Additional issuances of Common Shares, Proportionate Voting Shares, and Preferred Shares may result in dilution.
- The Company's Articles provides that the Supreme Court of the Province of British Columbia, Canada and the appellate Courts therefrom are the sole and exclusive forum for any derivative action brought on behalf of the Company, which may limit our investors' flexibility in selecting a forum for any future disputes.
- The Company may grow low quality cannabis.
- The Company faces risks inherent in the agricultural business.

- Climate change could exacerbate certain of the risks inherent in the Company's agricultural operations.
- The Company may face risks related to its third-party product manufacturers.
- The Company is exposed to product liability claims.
- The Company's products may be subject to product recalls.
- Significant failure or deterioration of the Company's quality control systems could have a material adverse effect on the Company.
- The Company is subject to environmental risk and regulation.
- The Company has limited operating history.
- The Company had negative net losses during the fiscal year ended December 31, 2024.
- The Company's efforts to obtain needed capital resources and sources of liquidity may not be sufficient to support its business operations and future growth strategies.
- The Company faces intense competition from other companies.
- New well-capitalized entrants into the cannabis industry may develop large-scale operations.
- The Company is vulnerable to rising energy costs.
- The Company is reliant is on key inputs.
- The Company is reliant on suppliers and skilled labor.
- The Company's sales are difficult to forecast.
- The Company faces intellectual property risks.
- The Company may not be able to protect its trademarks.
- The Company may infringe on intellectual property rights of third parties.
- The Company faces competition from synthetic production and technological advances.
- The Company may face constraints on marketing products.
- The Company may be exposed to risk of fraudulent or illegal activity by employees, contractors and consultants.
- Certain jurisdictions currently prohibit public company ownership of cannabis businesses.
- The Company depends on information technology systems and may experience cyber-attacks.
- A security breach may have a material adverse effect on the Company.
- We have been, and expect to continue to be, a target of cyberattacks. If our internal networks, systems, or data are or are perceived to have been compromised, our reputation may be damaged and our financial results may be negatively affected.
- The Company is subject to high bonding and may face difficulty obtaining insurance coverage.
- The Company may not pay dividends.
- The Company's use of customer information and other personal and confidential information may have an adverse impact.
- The Company is subject to taxation in both Canada and the United States.
- The Company may be subject to net operating loss and certain other tax attribute limitations.
- Dividends may be subject to Canadian and/or United States withholding tax.
- Transfers of Common Shares may be subject to United States gift, estate and transfer taxes.
- Changes in tax laws may affect the Company and its shareholders.
- Market price of the common shares may be highly volatile.
- Further equity financing may dilute the interests of the Company shareholders and depress the price of the common shares.
- Conflicts of interest may exist between the Company and its directors or officers.
- Certain remedies may be limited.
- We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern and it is possible that we may identify conditions and events in the future that raise substantial doubt about our ability to continue as a going concern.

General Risk Factors

- The Company is reliant on management.
- The Company may become party to litigation from time to time.
- The Company may be unable to manage its growth effectively.
- The Company is subject to significant costs of being a public company.
- The trading market for common shares is influenced by securities industry analyst research reports.
- Past performance may not be indicative of future results.
- Financial projections may prove materially inaccurate or incorrect.
- Global financial conditions may have an adverse impact on the Company.
- Disease outbreaks may negatively impact the Company.
- There may not be an active, liquid market for the Common Shares.
- Return on the Common Shares is not guaranteed.

PART I

ITEM 1. BUSINESS

Background

The Company's common shares are listed on the Cboe Canada (the "**Cboe**") under the symbol "CBST" and are quoted on the OTCQX Best Market (the "**OTCQX**") under the symbol "CBSTF" and on the Frankfurt Stock Exchange under the symbol "3LP".

The Company's principal business activity is the production and sale of cannabis as regulated by the regulatory bodies and authorities of the jurisdictions in which it operates.

The Company, through its subsidiaries, currently owns or manages interests in several state-licensed medical and/or adult use marijuana businesses in California, Colorado, Delaware, Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Virginia, and West Virginia. The Company has exited its prior operations in Florida, Missouri, Utah, Washington D.C., the European Union and Puerto Rico.

The registered office of the Company is 1700, 666 Burrard St., Vancouver, BC V6C 2X8. The head office is located at 321 Billerica Rd., Suite 204, Chelmsford, Massachusetts 01824. The Company's telephone number is (978) 910-1486.

History of the Company

The Company was incorporated under the *Business Corporations Act* (Ontario) (the "**OBCA**") on August 13, 2018 under the name "Canaccord Genuity Growth Corp." as a special purpose acquisition corporation for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization or any other similar business combination.

On October 17, 2018, the Company announced that it had entered into a letter of intent with Columbia Care LLC ("**Old Columbia Care**") to exclusively negotiate a business combination between the two companies. On November 21, 2018, the Company announced that it had entered into a definitive agreement (the "**Transaction Agreement**") with Old Columbia Care pursuant to which, among other things, the Company would acquire all of the membership interests of Old Columbia Care by way of a merger between Old Columbia Care and a newly-formed Delaware subsidiary of the Company (the "**Business Combination**"). The Business Combination constituted the Company's qualifying transaction.

The Business Combination was completed on April 26, 2019, at which point Old Columbia Care became a 100% wholly-owned subsidiary of the Company. In connection with the closing of the Business Combination, the Company was continued out of the jurisdiction of Ontario under the OBCA and into the jurisdiction of British Columbia under the *Business Corporations Act* (British Columbia) ("**BCBCA**").

Effective September 19, 2023, the Company changed its name from "Columbia Care Inc." to "The Cannabist Company Holdings Inc." (the "**Name Change**"). To effect the Name Change, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies (the "**Registrar**"), pursuant to which the Registrar issued a new Notice of Articles and a Certificate of Change of Name to the Company. Other than the Name Change, no other changes were made to the Company's Articles. Copies of the Articles and the Certificate of Change of Name are attached hereto as Exhibits 3.1 and 3.2, respectively.

In connection with the Name Change, on September 21, 2023, the Company's Common Shares and warrants began trading under the ticker symbols "CBST" and "CBST.WT", respectively, on the Cboe. The Company's Common Shares began trading under ticker symbol "CBSTF" on the OTCQX on September 26, 2023.

General Development of the Business

The Cannabist Company has grown primarily by submitting responses to state-issued requests for proposals and obtaining cannabis licenses pursuant to such processes throughout the United States, where such activity is legal at the state-level. In 2020, 2021, and 2022, the Company also grew significantly from acquiring other leading cannabis operations. The Company also provides management services to licensed entities. As of December 31, 2024, The Cannabist Company holds, directly or indirectly, 115 licenses with 87 discrete facilities that are operational or in development.

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025(1)
					2016-2023 Growth					
Employees	219	279	418	697	1,775	2,586	2,505	2,191	1,681	1,628
Facilities	21	25	54	70	107	132	131	126	87	86
Jurisdictions	10	11	15	16	16	18	17	16	14	14

Notes:

(1)   As of February 28, 2025 and includes assets classified as held-for-sale

The Cannabist Company's cannabis license portfolio allows for an aggregate of approximately 2.039 million square feet of cultivation and manufacturing space within its currently leased or owned facilities and the potential to produce over 150,000 kilograms of dry flower annually, based on an assumed 65 grams per square foot of cultivation space and 5.2 harvests per year.

As a vertically-integrated company in the cannabis sector, where there may be material relationships or transactions that involve conflicts of interest, whether actual or perceived, the Company will disclose any commissions, incentives, or other fees earned by The Cannabist Company, its pharmacists or other consultants. The Company will also disclose risks associated with conflicts of interest, including but not limited to situations where The Cannabist Company, its clinics, pharmacists, or other consultants are paid a commission or education grant from a licensed producer or dispensary that is, or is related to, The Cannabist Company. The Cannabist Company does not currently have any material relationships or transactions that involve conflicts of interest, whether actual or perceived.

Recent Events

- On January 15, 2025, the Company completed the sale of a non-operating facility in DE for gross proceeds of $3.4 million, and fully settled the outstanding mortgage on the property of $1.8 million

- On February 27, 2025, the Company entered into a support agreement (the "**Support Agreement**") with certain holders (the "**Supporting Noteholders**") representing approximately 61% of the aggregate principal amount of issued Senior Notes (as defined below) regarding the exchange of their Senior Notes for new notes having a later maturity date and additional covenants, all as described herein (the "**2025 Debt Transaction**"). The Senior Notes consist of: (i) the six percent (6.0%) Senior Secured Convertible Notes due June 29, 2025 for an aggregate amount of US$59.5 million (the "**2025 Notes**"); (ii) the nine and one half percent (9.5%) Senior Secured First-Lien Notes due February 3, 2026 for an aggregate amount of US$185 million (the "**2026 Notes**"); and (iii) the nine percent (9.0%) Senior Secured Convertible Notes due March 19, 2027 for an aggregate amount of US$25.55 million (the "**2027 Notes**", and together with the 2025 Notes and the 2026 Notes, the "**Senior Notes**"). Under the terms of the 2025 Debt Transaction, among other provisions, the holders of the 2025 Notes and the 2026 Notes will exchange their Senior Notes for an equal principal amount of 9.25% senior secured notes due December 31, 2028 (subject to two six-month extension options available to the Company upon payment of a 0.50% fee, payable in cash) (the "**New Senior Notes**") and the holders of the 2027 Notes will be given the right to elect to receive either (i) an equal principal amount of New Senior Notes or (ii) an equal principal amount of newly issued 9.0% convertible notes, which will have the same conversion price as the existing 2027 Notes but will have the same extended maturity date as the New Senior Notes (the "**New Convertible Notes**", and together with the New Senior Notes, the "**New Notes**").

  ○ The Support Agreement contemplates, among other things, the following terms:

    - The holders of the Senior Notes will receive, pursuant to a plan of arrangement (the "**Plan of Arrangement**"), an equal principal amount of New Notes in an aggregate amount of approximately US$270 million, which will be guaranteed by the Company and each of its direct and indirect subsidiaries (other than certain existing unrestricted subsidiaries), and the New Notes shall be secured by all or substantially all of the assets and properties of the Company and each guaranteeing subsidiary, subject to certain exemptions. The New Notes will also contain new covenants including a net consolidated leverage ratio requirement, minimum liquidity requirement, consent fees for asset sales and incurrence covenants.

- The Company will also issue 118,209,105 common shares (the "**New Shares**"), representing 24.99% of the issued and outstanding shares of the Company, on a pro rata basis to holders of Senior Notes who elect to receive New Senior Notes (the "**Share Payment**"). Holders of 2027 Notes who elect to receive New Convertible Notes will not be entitled to any portion of the Share Payment. 100% of the New Shares will be subject to a 6-month contractual lock-up from the closing of the Transaction, and 50% of the New Shares will be subject to a 12-month contractual lock-up from the closing of the Transaction.

- Supporting Noteholders and any other holder of Senior Notes who executes a joinder to the Support Agreement prior to 5:00 p.m. (New York time) on March 10, 2025 (or such later date as may be agreed by the Company and certain Supporting Noteholders) (collectively, "**Early Supporting Noteholders**") who receive New Senior Notes will also receive their pro rata share of a US$1.5 million early consent fee payable by the Company to such Early Supporting Noteholders on closing of the Transaction (the "Early Consent Consideration"). The Early Consent Consideration shall be payable by the Company in cash or through transfer of publicly traded securities of a third-party issuer owned by the Company, at the Company's option. Holders of 2027 Notes, including Early Supporting Noteholders, who elect to receive New Convertible Notes will not be entitled to any portion of the Early Consent Consideration.

- Early Supporting Noteholders who receive New Senior Notes will also receive their pro rata share of a US$1.5 million asset sale consent fee (the "**Asset Sale Early Consent Fee**") payable by the Company to such Early Supporting Noteholders in two equal instalments on: (i) the date on which the Company has received aggregate asset sale proceeds for certain pending or contemplated asset sales disclosed to and approved by the Supporting Noteholders ("**Approved Sales**") equal to or greater than US$15 million; and (ii) the date on which the Company has received aggregate sale proceeds for Approved Sales equal to or greater than US$20 million. Holders of 2027 Notes, including Early Supporting Noteholders, who elect to receive New Convertible Notes will not be entitled to any portion of the Asset Sale Early Consent Fee.

- The New Convertible Notes will retain the same conversion price and features as the **2027 Notes, though the maturity date of the New Convertible Notes issued pursuant to the Plan of Arrangement will be extended to the same maturity as the New Senior Notes.**

- In order to reduce the dilutive effect of the New Shares on existing shareholders of the Company, the existing shareholders of the Company (excluding the recipients of the **New Shares) will be granted new common share purchase warrants (the "Anti-Dilutive Warrants**") to acquire an aggregate of 118,246,947 million newly issued common shares, representing approximately 20% of the common shares on a pro forma, diluted basis (after taking into consideration the issuance of the New Shares). The Anti-Dilutive Warrants will be exercisable at CDN$0.14 per common share for a period of two years from the closing of the Transaction.

- At closing of the Transaction, the Company will select two (2) qualified independent directors with no affiliation to competitors (the "**Independent Directors**") from a slate of candidates provided by the Supporting Noteholders, to be added to the board of directors of the Company (the "**Board**"). Until the New Notes are refinanced or repaid **in full, the Supporting Noteholders shall have the right to nominate two (2) Independent Directors for election to the Board, beginning as of the Company's 2025 annual general meeting. Four (4) of the Company's director positions will be eliminated as of the 2025 annual general meeting if closing has occurred by such meeting, resulting in a seven-person board (pro forma for the addition of two (2) new Independent Directors described above). The Chair of the Board shall be subject to approval by the independent directors of the Board.**

The Transaction will be subject to approval by the Ontario Superior Court of Justice (the "**Court**") pursuant to the Plan of Arrangement under the Canada Business Corporations Act (the "**CBCA**"). The **Transaction** will also be subject to customary conditions, including approval by the requisite majority of holders of Senior Notes and the receipt of any necessary regulatory approvals, including state cannabis regulators, if applicable. Pursuant to the Plan of Arrangement, the Company expects to call a meeting of holders of Senior Notes to approve the Transaction and is targeting closing the Transaction in the first half of 2025, subject to the satisfaction of closing conditions, including court approval of the Plan of Arrangement and the receipt of any necessary state cannabis regulatory approvals. The Company intends to mail a proxy circular in the upcoming weeks to holders of Senior Notes.

Recent Development of The Cannabist Company's Other Business Elements

2022

February 2022 Private Placement

On February 3, 2022, the Company closed on the 2026 Notes, which was a private placement of US$185,000,000 aggregate principal amount of 9.50% senior-secured first-lien notes due 2026 . The 2026 Notes are senior secured obligations of the Company and were issued at 100% of face value. The 2026 Notes accrue interest payable semi-annually in arrears and mature on February 3, 2026, unless earlier redeemed or repurchased. The Company may redeem the 2026 Notes at par, in whole or in part, on or after February 3, 2024, as more particularly described in the fourth supplemental trust indenture governing the 2026 Notes. In connection with the offering of the 2026 Notes, the Company received binding commitments to exchange approximately $31,750,000 of the Company's existing 13% senior secured notes due 2023, pursuant to private agreements in accordance with the trust indenture, for an equivalent amount of 2026 Notes plus accrued but unpaid interest and any negotiated premium thereon. As a result of the note exchanges, the Company received aggregate gross proceeds of $153,250,000 in cash pursuant to the offering of the 2026 Notes. The Company's repayment obligations with respect to the 2026 Notes are impacted by the 2025 Debt Transaction.

VentureForth Acquisition and Settlement

On April 18, 2022, in connection with the acquisition and settlement of preexisting relationships, the Company issued 18,755,802 common shares (the "**VentureForth Shares**") and, on April 18, 2022 and April 24, 2022 paid approximately $26,000,000 to acquire, by merger, VentureForth Holdings, LLC, which is the owner of VentureForth, LLC ("**VentureForth**"). VentureForth held two licenses from the Washington D.C. Alcoholic Beverage Regulation Administration ("**ABRA**"), specifically, one license to cultivate and manufacture medical cannabis and one license to dispense medical cannabis. The Company previously had a management services agreement with VentureForth. The shares issued and amounts paid also amicably resolved, with no admissions of liability and in exchange for releases, certain direct, indirect, derivative and indemnification claims relating to a confidential arbitration to which VentureForth, a separate subsidiary of the Company and certain members of the Company's management team were respondent parties.

2023

September 2023 Private Placement

On September 18, 2023, the Company entered into subscription agreements with institutional investors (the "**September 2023 Investors**") for the purchase and sale of 22,244,210 units of the Company (the "**September 2023 Units**") at a price of C$1.52 per Unit (the "**Issue Price**") pursuant to a private placement (the "**September 2023 Offering**"), for aggregate gross proceeds of approximately C$33.8 million or approximately US$25 million (the "**Initial Tranche**"). Each Unit consists of one Common Share (or Common Share equivalent) and one half of one warrant that entitles the holder to acquire one Common Share at a price of C$1.96 per Common Share, a 29% premium to issue, for a period of three years following the closing of the Initial Tranche ("**September 2023 Warrant**"). The Initial Tranche consisted of an aggregate of 21,887,240 Common Shares, 11,122,105 September 2023 Warrants and 356,970 pre-funded warrants that provide the holder the right to purchase one Common Share at an exercise price of C$0.0001 per Common Share (the "**September 2023 Pre-Funded Warrants**"). The September 2023 Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the September 2023 Pre-Funded Warrants are exercised in full. The September 2023 Offering closed on September 21, 2023. ATB Capital Markets Inc. acted as sole placement agent for the Offering. The Company used the proceeds from the September 2023 Offering to reduce its outstanding indebtedness and for general corporate purposes.

In connection with the transaction, the Company and the Investors entered into a customary registration rights agreement. The September 2023 Units were subject to limited lock-up requirements.

2024

January 2024 Debt Exchange

On January 22, 2024, the Company entered into the exchange agreement, as amended on June 30, 2024 and September 30, 2024 (as amended, the "**Exchange Agreement**"), with certain holders (the "**Holders**") of the Company's 2025 Notes, pursuant to which the Company agreed to the repurchase of up to $25 million principal amount of the 2025 Notes in exchange for Common Shares (the "**January 2024 Debt Exchange**").

Pursuant to the terms of the Exchange Agreement, the Holders agreed to:

- by January 31, 2024, transfer $5 million principal amount of 2025 Notes in consideration of Common Shares issued at a price per Common Share equal to the greater of C$0.41 per Common Share and the 12.5% discount to the 5-day volume weighted average price of the Common Shares on Cboe prior to receipt of a Transfer notice;

- provided that the five-day volume weighted average price of the Common Shares on the Exchange is greater than C$0.47 as of the close of trading at 4:01pm on January 31, 2024, transfer $5 million principal amount of 2025 Notes in consideration of Common Shares issued at the Initial Exchange Price on or prior to February 29, 2024; and

- provided that the February Exchange is completed and the daily volume weighted average price of the Common Shares on Cboe is greater than C$0.87 for 5 consecutive trading days, provided that, the trading volume of the Common Shares on Cboe was equal to or greater than 600,000 Common Shares on the applicable trading dates, from the period commencing on January 1, 2024 and ending on December 31, 2024, transfer in three separate equal tranches, an aggregate of $15 million principal amount of 2025 Notes in consideration of Common Shares issued at a price per Common Share equal to the greater of C$0.57 per Common Share and the 12.5% discount to the 5-day volume weighted average price of the Common Shares on Cboe prior to receipt of a Transfer notice, in each case, subject to adjustment in certain instances, on or prior to December 31, 2024.

Through December 31, 2024, $10 million of the potential $25 million exchange had been completed, with approximately $10 million remaining available for exchange as $5 million were separately exchanged into the 2027 Notes, as described below. The term of the Exchange Agreement expired as of January 31, 2025.

2027 Convertible Notes

On March 19, 2024, the Company closed a private placement (the "March 2024 Private Placement") of $25.75 million aggregate principal amount of 9.0% senior-secured first-lien notes due 2027 (the "2027 Notes") and received aggregate gross proceeds of $15.6 million. The 2027 Notes are senior secured obligations of the Company and were issued at 80.0% of face value. The 2027 Notes accrue interest in arrears which is payable semi-annually and mature on March 19, 2027. In connection with the offering of the 2027 Notes, the Company exchanged $5 million of the Company's existing 6.0% 2025 Convertible Notes. Through December 31, 2024, 983.604 shares were issued to convert $300 principal.

The principal amount of the 2027 Convertible Notes and the conversion price are denominated in U.S. dollars. As the functional currency of the Company is Canadian dollars, the amount of the liability to be settled depends on the applicable foreign exchange rate on the date of settlement. The 2027 Convertible Notes therefore represent an obligation to issue a fixed number of shares for a variable amount of liability. Due to this conversion feature within the 2027 Convertible Notes, the Company is unable to obtain an exception from derivative accounting. Accordingly, this conversion feature was accounted for as an embedded derivative liability and measured at fair value of $2,632 on the date of issuance of debt with a corresponding debt discount and debt issuance costs of $5,952, reflected as a reduction to the carrying value of the 2027 Notes. The Company fair values the derivative liability at each balance sheet date. Changes in fair value of the embedded derivative are recognized in the condensed consolidated statements of operations and comprehensive loss. The debt premium and debt issuance costs is amortized over the term of the 2027 Notes. The Company's repayment obligations with respect to the 2027 Notes are impacted by the 2025 Debt Transaction.

Description of the Business

Overview of the Company

The Cannabist Company, formerly known as Columbia Care, is one of the most experienced cultivators, manufacturers and providers of cannabis products and related services, with licenses in 14 U.S. jurisdictions. The Company operates 89 facilities including 70 dispensaries and 19 cultivation and manufacturing facilities, including those under development. Columbia Care, now The Cannabist Company, is one of the original multi-state providers of cannabis in the U.S. and now delivers industry-leading products and services to both the medical and adult-use markets. In 2021, the Company launched Cannabist, its retail brand, creating a national dispensary network that leverages proprietary technology platforms. The company offers products spanning flower, edibles, oils and tablets, and manufactures popular brands including dreamt, Seed & Strain, Triple Seven, Hedy, gLeaf, Classix, Press, and Amber.



Figure 1: Company Footprint



The Cannabist Company actively operates or has under development, cultivation and/or production assets in California, Colorado, Delaware, Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Virginia and West Virginia. The Company's existing U.S. license portfolio allows for (i) an aggregate of approximately 2,235,195 square feet of indoor cultivation and production footprint (including operational, in development and optioned space) within its currently leased or owned facilities (including options to expand within such facilities), with the potential to produce more than 150,000 kg of dry flower on an annual basis and (ii) an aggregate of approximately 61.5 acres of outdoor cultivation and production footprint (including operational and optioned space). This capacity does not include the potential yield from the Company's outdoor marijuana and industrial hemp acreage, which will vary seasonally. Since the Company currently has operating facilities and projects under development across multiple jurisdictions in the United States, it is not substantially dependent on any individual cultivation facility or dispensary.

The table below describes each jurisdiction's indoor and greenhouse cultivation and/or production operations as of December 31, 2024:

Jurisdiction	Approximate / Current Facility Size (sq. ft.)	Status	Approximate Expansion Capacity (sq. ft.)
California	45,572	Operational	—
Colorado	20,295	Operational	
	58,488	Operational	
	29,444	Non-Operational	
	12,327	Non-Operational	
	29,699	Non-Operational	
	35,000	Non-Operational	—
Delaware	20,000	Operational	
	37,524	Non-Operational	—
Florida	40,000	Non-Operational	
Illinois	32,802	Operational	—
Maryland	42,000	Operational	
	17,040	Operational	—
Massachusetts	38,890	Operational	—
New Jersey	50,274	Operational	
	270,000	Operational	—
New York	58,346	Operational	149,997
	940,000 [1]	Under development	200,000
Ohio	55,000	Operational	
	7,201	Operational	—
Pennsylvania	274,000	Operational	—
Virginia	82,000	Operational	
West Virginia	39,293	Operational	—
Total	**2,235,195**		**349,997**

Notes:

(1)   Includes 30,000 sq. ft. of operational greenhouse canopy at Riverhead, Long Island facility.

The table below describes each jurisdiction's outdoor cultivation and/or production operations:

Jurisdiction	Approximate Size (acres)	Status	Approximate Expansion Capacity
Colorado	11.5 [1]	Non-Operational	32.3 [3]
	50 [2]	Non-Operational	74.9
Total	**61.5**		**107.2**

Notes:

(1)   Includes 13,604 sq. ft. indoor processing facility located on the premises.
(2)   Includes four separate 3,960 sq. ft. greenhouse cultivation facilities located on the premises.
(3)   The Cannabist Company has the potential to expand outdoor cultivation activities up to 107.2 acres under current lease terms subject to state and local regulatory approval.

The Company's refined cultivation practices have experienced several iterations since its inception. Its cultivation expertise reflects years of operating experience and specialized input from agricultural, manufacturing, scientific and security experts. The

Company has implemented the best practices employed at its nationwide locations in each new facility that it develops and expects to continue to improve and optimize its methods and infrastructure to ensure competitiveness and excellence.

The Company's production platform is designed to cultivate and manufacture cannabinoid-based products that are used specifically for medical use or consumer wellness, and health and lifestyle products produced to assure consistency and quality. The Company engages national engineering consultants to design bespoke systems that follow industry best practices in order to produce its products. The Company does all of this to optimize product quality, and reduce the risk of exposing patients and consumers to potentially harmful contaminants while increasing the effectiveness and consistency of the approved products delivered.

The Company believes that a clean and sanitized growing and processing environment is key to ensuring the integrity of products. These self-imposed disciplines are more resource intensive, but are designed to yield a safe, consistent, contaminant-free product in order to advance quality, safety and, where applicable, efficacy.

The Company's growing process is designed to maximize quality, consistency and yield, while limiting contamination by fungal and bacterial diseases, insect and vertebrate pests, non-organic pesticides and other harmful contaminants. Each step in the Company's cultivation process, including (i) germination/propagation; (ii) vegetation; (iii) bloom; and (iv) harvest is carefully executed using refined standard operating procedures and training protocols. The Company has standardized nutrient protocols, growing environments, water and irrigation strategies, growing mediums, climate controls, plant tracking, and staffing programs among other components of its cultivation and manufacturing operations. Its ultimate goal is to maximize the biomass output (grams per square foot) across all Company-operated facilities at the lowest cost possible without sacrificing product quality.

Extraction

The Company utilizes a number of well-established, regulatory-approved methods for cannabinoid extraction and performs extraction of the leaves, trimmings and flowers of female cannabis plants to produce an approved cannabinoid product form. Once extracted, the Company's expert formulation staff formulates proprietary extracts into consumer products and medications for delivery by following protocol and state regulations.

Dispensaries

The Cannabist Company has, manages or is developing dispensaries in California, Colorado, Delaware, Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, Virginia and West Virginia. All of the Company's dispensaries have either licensed pharmacists or trained personnel on staff to ensure that customers and patients have access to knowledgeable personnel that can advise on the responsible use of cannabis including delivery formats and dosing schedules as applicable. The table below describes each jurisdiction's dispensary operations as of December 31, 2024.

Jurisdiction	City	Status
California	North Hollywood	Operational
	San Diego (2 locations)	Operational
	San Francisco	Operational

Jurisdiction	City	Status
Colorado	Adams County	Operational
	Aspen	Non-Operational
	Aurora (6 locations)	Operational
	Black Hawk	Operational
	Denver (3 locations)	Operational
	Edgewater	Operational
	Englewood	Non-Operational
	Fort Collins	Operational
	Glendale	Operational
	Glenwood Springs	Operational
	Longmont	Operational
	Northglenn	Operational
	Sheridan	Operational
	Silver Plume	Operational
	Pueblo	Operational
	Trinidad	Non-Operational
	Thornton	Operational
Delaware	Rehoboth Beach	Operational
	Smyrna	Operational
	Wilmington	Operational
Illinois	Chicago	Operational
	Villa Park	Operational
Maryland	Chevy Chase	Operational
	Frederick	Operational
	Rockville[1]	Operational
	Prince George's County	Under Development
Massachusetts	Greenfield	Operational
	Lowell	Operational
New Jersey	Vineland	Operational
	Deptford	Operational
	May's Landing	Operational
New York	Brooklyn	Operational
	Riverhead	Operational
	Rochester	Non-Operational
Ohio	Dayton	Operational
	Logan	Operational
	Marietta	Operational
	Monroe	Operational
	Warren	Operational
Pennsylvania	Allentown	Operational
	Scranton	Operational
	Wilkes-Barre	Operational
Virginia	Richmond (co-located with cultivation and manufacturing operations)	Operational
	Short Pump	Operational
	Carytown	Operational
	Colonial Heights	Operational
	Laburnum	Operational
	1 additional location	Under development
Washington, D.C.	Washington, D.C.	Non-Operational

Jurisdiction	City	Status
West Virginia	Beckley	Operational
	Huntington	Operational
	Morgantown	Operational
	St. Albans	Operational
	Williamstown	Operational

Notes:

(1)   Currently subject to a management services agreement until final regulatory approval is granted for the acquisition

Branding and Marketing

In 2021, the Company launched its Cannabist retail ecosystem. The Cannabist retail experience is centered on making shopping for cannabis as simple and approachable as possible, accommodating the vast range of experience levels among patients and customers. Merchandising set-ups and store layouts are organized to help patients and customers move through the space with intent and become more comfortable in the process. Additionally, retail spaces are designed to encourage employees and customers to engage in conversations that enhance the shopping experience, whether through product recommendations or general education. To fully realize this goal, Cannabist staff undergo extensive training. Beyond the in-store experience, technology serves as a bridge across the retail ecosystem that enables a seamless shopping experience.

Cannabis-based Product Selection and Offerings

The Company has continually been at the forefront of developing and introducing innovative and safe products to serve patients' and customers' unique needs. The Company offers a competitive product portfolio in the jurisdictions in which it operates. Depending on the jurisdiction, the Company offers a variety of products, including, without limitation, flower, concentrates, edibles and/or accessories. The product mix varies between jurisdictions. As such, the Cannabist Company benefits from its diverse and expanding product portfolio.

None of the Company's products have been shown to effectively treat or cure any disease. None of Cannabist Company's products require approval by the FDA, and none of the Company's products have been approved, reviewed or cleared by the FDA for any purpose.

Product Pricing

The Cannabist Company's prices vary based on market conditions and product pricing from non-cannabis suppliers. As a result of different tastes, preferences and customer demographics across its core markets, average dispensary sales differ significantly from state to state.

Banking and Processing

The Cannabist Company deposits funds from its dispensary operations into bank accounts established with various banking partners. The Company ensures that the banks used are fully aware of the nature of the business and industry in which the Company operates. Payment methods currently vary by market.

Inventory Management

In the jurisdictions where the Company is operational, it has comprehensive inventory management practices that are compliant with applicable state laws and regulations. Such practices ensure control over the Company's cannabis and cannabis product inventory using seed to sale tracking software. The Company's practices are designed to avoid contamination and diversion, and to advance the safety and quality of the products dispensed.

Information Technology

The Cannabist Company strategically invests in information technology infrastructure. The Company has invested in information technology security platforms which are designed to protect patient and customer records and personal information in compliance with applicable laws and regulations.

Employees

As of December 31, 2024, The Cannabist Company had 1,681 employees across its operating jurisdictions, compared to 2,191 employees as of December 31, 2023. As of February 28, 2025, the Company had approximately 1,628 employees.

The Cannabist Company is committed to:

- Hiring, training and retaining an efficient, hard-working and qualified labor force that reflects the racial, cultural and ethnic composition of the communities it serves, including people of color, veterans, older workers and persons with physical and/or cognitive disabilities.

- Providing a work environment that is free of unlawful harassment, discrimination and retaliation: in furtherance of this commitment, The Cannabist Company strictly prohibits all forms of unlawful discrimination and harassment.

- Complying with all laws protecting qualified individuals with disabilities, as well as the religious beliefs and observances of employees, independent contractors, vendors, unpaid interns and volunteers.

The Cannabist Company is committed to all of the above without regard to race, ethnicity, religion, color, sex, gender, gender identity or expression, sexual orientation, national origin, ancestry, citizenship status, uniform service member and veteran status, marital status, pregnancy, age, protected medical condition, genetic information, disability, or any other protected status in accordance with all applicable federal, state, provincial and local laws.

Company employees are highly talented individuals who have educational achievements ranging from doctorates to master's to undergraduate degrees in a wide range of disciplines, as well as staff who have been trained on the job to uphold the highest standards as set by the Company. It is currently a requirement that all of the Company's employees pass background checks.

In addition, the safety of the Company's employees is a priority and the Company is committed to the prevention of illness and injury through the provision and maintenance of a healthy workplace. The Company takes all reasonable steps to ensure staff are appropriately informed and trained to ensure the safety of themselves as well as others around them.

The Company strives to provide an equal opportunity for all its employees to pursue career advancement and to consistently look within its organization for potential job candidates prior to posting employment offerings externally. Importantly, it does not embrace these policies solely out of altruism or an obligation under state requirements, but because it has learned from experience that the organization thrives and becomes more productive by maintaining a culture of inclusion where everyone feels valued and their individual contributions are appreciated and rewarded.

Competition

The Cannabist Company competes with other retail, manufacturing and cultivation license holders across the states in which it operates, as well as additional states. Many of the Company's competitors are smaller, local operators, as well as many operators with a significant presence in multiple states that compete directly with the Company for regional market share. In certain markets, a number of dispensaries and cultivators operate illegally and compete directly with the Company. However, the Company expects that law enforcement will increasingly respond to illicit market operators. In addition to physical dispensaries, the Company also competes with third-party delivery services, which provide direct-to-consumer delivery services.

Further, as more U.S. jurisdictions pass legislation allowing adult-use of cannabis, the Company expects an increased level of competition in the U.S. market. A number of publicly-traded companies are expanding operations to states that have decriminalized cannabis consumption. The increasingly competitive U.S. state markets may adversely affect the financial condition and operations of the Company.

See "*United States Regulatory Environment*" for additional details as to the regulatory environment in which the Company operates. See Item 1A—"Risk Factors" with respect to competition.

Intellectual Property

The Company's intellectual property strategy seeks to provide protection for its product and product candidates, through the prosecution of different types of intellectual property applications.

No guarantee can be given that the Company will be able to successfully assert its intellectual property rights, nor can the company guarantee that its applications or registrations will not be invalidated, circumvented or challenged. Any such invalidity, particularly with respect to a product name, or a successful intellectual property challenge or infringement proceeding against the company, could have a negative effect on the Company's business.

In addition to other forms of intellectual property, the Company relies upon unpatented trade secrets and know-how to develop and maintain its competitive position. The Company has developed proprietary technologies and processes.

The Company seeks to protect its proprietary information, in part, by executing confidentiality agreements with third parties and as well as non-disclosure and invention assignment agreements with its employees and consultants. The confidentiality agreements it enters into are designed to protect its proprietary information and the agreements or clauses requiring assignment of inventions to the Company are designed to grant it ownership of technologies that are developed through its relationship with the respective counterparty. The Company cannot guarantee, however, that these agreements will afford it adequate protection of its intellectual property and proprietary information rights.

UNITED STATES REGULATORY ENVIRONMENT

Federal Regulatory Environment

Controlled Substances Act and "Cole Memorandum"

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811) (the "**CSA**"), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration (the "**FDA**") has approved Epidiolex, which contains a purified form of cannabidiol ("**CBD**"), a non-psychoactive cannabinoid found in the cannabis plant, for the treatment of seizures associated with two epilepsy conditions. The FDA has not approved cannabis or cannabis derived compounds as a safe and effective drug for any other indication.

In the United States, cannabis is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal CSA, which makes cannabis use and possession federally illegal. Although most U.S. states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law. The Company faces risks for operating in an industry that is illegal under federal law, including that third party service providers could suspend or withdraw services. See section entitled "Risk Factors" herein.

Due to the conflicting views between state governments and the federal government regarding cannabis, cannabis businesses are subject to inconsistent laws and regulations. In response and until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions through a series of United States Department of Justice ("DOJ") memoranda. The most significant of these memoranda was drafted by former Deputy Attorney General James Cole in 2013 (the "Cole Memo").

The Cole Memo offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states. The Cole Memo put forth eight prosecution priorities:
- Preventing the distribution of marijuana to minors;

- Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

- Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

- Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

- Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

- Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

- Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

- Preventing marijuana possession or use on federal property.

On January 4, 2018, former United States Attorney General Jefferson Sessions rescinded the Cole Memo by issuing a new memorandum to all United States Attorneys (the "Sessions Memo"). Rather than establish national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo instructs that "[i]n deciding which marijuana activities to prosecute ... with the DOJ's finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions." Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

The former Attorneys Generals who succeeded former Attorney General Sessions following his resignation have not provided a clear policy directive for the United States as it pertains to state-legal marijuana-related activities. However, as discussed herein in the section entitled "Controlled Substances Act Rescheduling," during his term, President Joseph R. Biden, announced multiple mass pardons and clemency of persons who had been convicted of simple marijuana possession under federal law and initiated a regulatory process under the CSA to move cannabis from Schedule I to Schedule III. However, with the recent re-election of President Donald J. Trump, who took office on January 20, 2025, the future of the rescheduling process is uncertain.

2018 Farm Bill

Following the passage of the Agriculture Improvement Act of 2018 (popularly known as the "**2018 Farm Bill**"), cannabis with a tetrahydrocannabinol ("**THC**") content below 0.3% dry weight volume is classified as hemp and has been removed from the CSA. Hemp and products derived from it that are lawfully cultivated or manufactured in accordance with the 2018 Farm Bill, U.S. Department of Agriculture regulations and applicable state laws may now be sold into commerce and transported across state lines. The 2018 Farm Bill explicitly preserves the authority of the FDA to regulate certain products containing cannabis or cannabis-derived compounds such as CBD under the federal Food, Drug and Cosmetic Act ("**FD&C Act**") and Section 351 of the Public Health Service Act. In conjunction with the enactment of the 2018 Farm Bill, the FDA released a statement about the regulatory status of CBD, noting the FDA's position that it is unlawful to introduce food containing added CBD into interstate commerce, or to market CBD products as, or in, dietary supplements, regardless of whether the substances are hemp-derived. In January of 2023, the FDA issued a statement in connection with its denial of three citizen petitions requesting that the agency engage in rulemaking to establish regulations under which CBD derived from hemp could be legally marketed as a dietary ingredient in foods and dietary supplements. FDA stated that it is seeking assistance from Congress to create a new regulatory pathway that is better designed to regulate products that contain hemp derived cannabinoids, including CBD. In the interim, FDA stated that products (including dietary supplements, conventional foods, and animal foods) on the market are at risk of FDA enforcement as the agency deems "appropriate." To date, the FDA's enforcement actions against companies manufacturing CBD products has primarily been limited to the issuance of warning letters to companies whose products have made prohibited, misleading, and unapproved drug claims. Various states have also enacted state-specific laws pertaining to the handling, manufacturing, labeling, and sale of CBD and other hemp consumable products. While some states explicitly authorize and regulate the production and sale of hemp-derived CBD consumable products or otherwise provide legal protection for authorized individuals to engage in such activities, other states restrict the sale of CBD products or prohibit such products outright. The 2018 Farm Bill's provisions regarding hemp have been extended through congressional appropriations "riders" following the 2018 Farm Bill's expiration in 2023. It is uncertain whether Congress will further amend the definition of "hemp" through subsequent legislation.

Financial Institutions and Banking

Due to the CSA categorization of marijuana as a Schedule I drug, federal law also makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the United States Currency and Foreign Transactions Reporting Act of 1970 (the "Bank Secrecy Act"). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, the Department of the Treasury Financial Crimes Enforcement Network ("FinCEN"), in 2014, issued guidance to prosecutors of money laundering and other financial crimes (the "FinCEN Guidance"). The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memo are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1. Verifying with the appropriate state authorities whether the business is duly licensed and registered;

2. Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3. Requesting from state licensing and enforcement authorities available information about the business and related parties;

4. Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);

5. Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6. Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

7. Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to marijuana businesses, these businesses can be forced into becoming "cash-only" businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not substantially increased banks' willingness to provide services to marijuana businesses. This is because, as described above, the current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each marijuana business they accept as a customer.

Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memo, however, the FinCEN Guidance from 2014 has not been rescinded. Despite the rescission of the Cole Memo in 2018, the Company continues to do the following towards ensuring compliance with the guidance provided by the Cole Memo, the FinCEN Guidance, and other best industry practices:

*   The Company and its subsidiaries operate in compliance with licensing requirements that are set forth with regards to cannabis operation by the applicable state, county, municipality, town, township, borough, and other political/ administrative divisions.

*   The Company's cannabis-related activities adhere to the scope of the licensing obtained – for example, in the states where only medical cannabis is permitted, products are sold only to patients who hold the necessary documentation to permit the possession of the cannabis.

*   The Company performs due diligence on contractors or anyone provided access to secure areas of its facilities to prevent cannabis products from being diverted or distributed to minors.

*   The Company works to ensure that the licensed operators have an adequate inventory tracking system and adequate procedures in place so that their compliance system can track inventory effectively. This is done to reduce the risk of diversion of cannabis or cannabis products into states where cannabis is not permitted by state law, or across state lines in general.

*   The Company conducts background checks as required by applicable state law.

- The Company conducts reviews of activities of the cannabis businesses, the premises on which they operate, and the policies and procedures that are related to possession of cannabis or cannabis products outside of its licensed premises (including the cases where such possession is permitted by regulation – e.g., transfer of products between licensed premises). These reviews are completed to ensure that licensed operators do not possess or use cannabis on federal property or engage in manufacturing or cultivation of cannabis on federal lands.

Controlled Substances Act Rescheduling

There have been recent developments regarding the potential for cannabis to be removed from the most restrictive schedule under the CSA, but with the recent re-election of President Trump, the regulatory process for this so-called "rescheduling" is uncertain. On October 6, 2022, President Joe Biden requested that the Secretary of the U.S. Department of Health and Human Services ("HHS"), Xavier Becerra, and Attorney General Merick Garland initiate a scientific review of the basis for cannabis' scheduling under the CSA. After approximately 11 months of review, on August 29, 2023, HHS Assistant Secretary of Health, Rachel Levine, sent a letter to Drug Enforcement Administration ("DEA") Administrator, Anne Milgram, recommending rescheduling marijuana from Schedule I to Schedule III of the CSA. The recommendation was based on a scientific and medical review by the FDA with an analysis of the eight factors determinative of control of a substance under the CSA. The National Institute on Drug Abuse ("NIDA"), a part of the National Institutes of Health ("NIH"), agreed with the HHS/FDA recommendation to reclassify cannabis.

On May 16, 2024, the DEA issued a Notice of Proposed Rulemaking ("NPRM") to reclassify marijuana to Schedule III. A formal adjudicatory proceeding was opened by a DEA Administrative Law Judge ("ALJ"). Following the introduction of all evidence, testimony, and briefings in the hearings, the ALJ would issue a final determination on the proposed rescheduling, However, these proceedings have been indefinitely delayed. On January 13, 2025, the ALJ cancelled a hearing set for January 21, 2025, which effectively pauses the rescheduling process indefinitely while an interlocutory appeal by two pro-rescheduling participants is considered by the DEA Administrator. There is no clear timeline for when the hearings will resume.

During the presidential campaign in 2024, President Trump publicly stated that his administration would support reclassification of cannabis as a Schedule III substance and would not stop or reverse a Schedule III determination. However, it is uncertain whether President Trump, new Attorney General Pamela Jo Bondi, or President Trump's nominee for DEA Administrator, Derek Maltz, will withdraw the NPRM or otherwise end these rescheduling proceedings.

Internal Revenue Code, Section 280E

An additional challenge to marijuana-related businesses is that the provisions of the Internal Revenue Code, Section 280E ("**Section 280E**"), are being applied by the IRS to businesses operating in the medical and adult-use marijuana industry. Section 280E prohibits marijuana businesses from deducting ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. As a result of Section 280E, the Company's effective tax rate can be highly variable and depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be. If rescheduling were to occur, it is anticipated that the IRS will provide additional guidance on Section 280E and its applicability to the Company's business. That said, legislation has been introduced in the U.S. House of Representatives and U.S. Senate that would make 280E applicable to any trade or business involved in cannabis even if cannabis is rescheduled to Schedule III under the CSA. It is not clear whether these bills have a high likelihood of passage.

Federal Protections

Moreover, certain temporary federal legislative enactments that protect the medical marijuana industries have also been in effect for several years. For instance, certain marijuana businesses receive a measure of protection from federal prosecution by operation of temporary appropriations measures that have been enacted into law as amendments (or "riders") to federal spending bills passed by Congress and signed by the past three presidents. For instance, in the Appropriations Act of 2015, Congress included a budget "rider" that prohibits DOJ from expending any funds to enforce any law that interferes with a state's implementation of its own medical marijuana laws. The rider is known as the "**Rohrabacher-Farr Amendment**" after its original lead sponsors.

Notably, the Rohrabacher-Farr Amendment has applied only to medical marijuana programs and has not provided the same protections to enforcement against adult-use activities. While the Rohrabacher-Farr Amendment has been included in successive appropriations legislation or resolutions since 2015, its inclusion or non-inclusion is subject to political change.

In sum, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole Memo, enforcement priorities are determined by respective United States Attorneys, and notwithstanding public statements to the contrary, federal law enforcement could enforce the CSA – and its criminal prohibition on commercial cannabis activity.

For these reasons, the Company's investments in the U.S. cannabis market may subject the Company to heightened scrutiny by regulators, stock exchanges, clearing agencies and other Canadian and U.S. authorities. See section entitled "Risk Factors" herein.

State Regulatory Environment

The following sections describe the legal and regulatory landscape in the states in which the Company operates. While The Cannabist Company works to ensure that its operations comply with applicable state laws, regulations, and licensing requirements, for the reasons described above and the risks further described under the heading "*Risk Factors*", there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read and consider all of the risk factors contained under the heading "*Risk Factors*" below.

Except as described above and elsewhere in this Annual Report on Form 10-K, the Company is in material compliance with applicable law and has not received any citations or notices of violation which have a material impact on the Company's licenses, business activities or operations.

In addition to the state-specific information provided below, the Company also continues to own a non-operational license and non-operational cultivation facility in Florida. The Company is maintaining those assets in compliance with Florida state law while completing processes to divest both of them to third parties.

CALIFORNIA

California Regulatory Landscape

In 1996, California was the first state to legalize medical marijuana through Proposition 215, the Compassionate Use Act of 1996. This legalized the use, possession and cultivation of medical marijuana by patients with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which marijuana provides relief.

In 2003, Senate Bill 420 was signed into law establishing an optional identification card system for medical marijuana patients.

In September 2015, the California legislature passed three bills collectively known as the Medical Cannabis Regulation and Safety Act ("**MCRSA**"). The MCRSA established a licensing and regulatory framework for medical marijuana businesses in California. The system created multiple license types for dispensaries, infused products manufacturers, cultivation facilities, testing laboratories, transportation companies, and distributors. Edible infused product manufacturers would require either volatile solvent or non-volatile solvent manufacturing licenses depending on their specific extraction methodology. Multiple agencies would oversee different aspects of the program and businesses would require a state license and local approval to operate. However, in November 2016, voters in California overwhelmingly passed Proposition 64, the Adult Use of Marijuana Act ("**AUMA**") creating an adult-use marijuana program for adults 21 years of age or older. AUMA had some conflicting provisions with MCRSA, so in June 2017, the California State Legislature passed Senate Bill No. 94, known as Medicinal and Adult-Use Cannabis Regulation and Safety Act ("**MAUCRSA**"), which amalgamates MCRSA and AUMA to provide a set of regulations to govern a medical and adult-use licensing regime for cannabis businesses in the State of California. The four agencies that originally regulated marijuana at the state level were the Bureau of Cannabis Control ("**BCC**"), California Department of Food and Agriculture ("**DFA**"), California Department of Public Health ("**DPH**"), and California Department of Tax and Fee Administration. MAUCRSA went into effect on January 1, 2018.

On July 12, 2021, California Governor Gavin Newsom signed into law Assembly Bill 141 (AB-141), which creates the Department of Cannabis Control ("**DCC**"). The DCC will consolidate the state's cannabis program oversight from three of the existing agencies – the BCC, the DFA, and the DPH – under a single department in an effort to centralize and simplify regulatory and licensing oversight in California. DCC similarly announced its intention to create a single Licensing Division that would be responsible for licensing of all cannabis businesses. On or about September 15, 2021, the DCC filed emergency regulations to consolidate, clarify, and make consistent cannabis regulations to the California Office of Administrative Law. After a limited comment period, these consolidated emergency regulations were approved and became effective on or about September 27, 2021. These regulations created consistent standards for cannabis licensees across all license types, by aligning application requirements, unifying terminology, and clarifying ownership and financial interest requirements. Consolidated regulations became effective on a non-emergency basis on November 7, 2022 and have since been amended by DCC from time to time.

At present, to legally operate a medical or adult-use cannabis business in California, the operator must have both a local and state license. This requires license holders to operate in cities with marijuana licensing programs. Therefore, cities in California are allowed to determine the number of licenses they will issue to marijuana operators or can choose to outright ban marijuana.

The Cannabist Company (through its subsidiaries in the State of California) follows applicable licensing requirements and the regulatory framework enacted by the State of California.

California Licenses

The table below describes the licenses held by the Company subsidiaries in California. The granting of a temporary license does not guarantee that an annual license will subsequently be granted.

Holding Entity	Permit/License	City	Expiration/ Renewal Date (if applicable) (MM/DD/YY)	Description
Mission Bay, LLC	California Department of Cannabis Control - # C10-0000472-LIC	San Diego	07/18/25	Adult-Use and Medicinal Cannabis Retailer License
Focused Health, LLC	California Department of Cannabis Control – CDPH-10003760	San Diego	07/29/25	Adult Use and Medical Manufacturing License – Type 7: Volatile Solvent Extraction
Focused Health, LLC	California Department of Cannabis Control - C11-0001210-LIC	San Diego	06/09/25	Adult-Use and Medicinal Cannabis Distributor License
The Healing Center of San Diego, LLC	California Department of Cannabis Control - C10-0000213-LIC	San Diego	06/13/25	Adult-Use and Medicinal Cannabis Retailer License
PHC Facilities, Inc.	California Department of Cannabis Control CCL18-0003760	Los Angeles	04/26/25	Adult Use Cannabis Cultivation License – Provisional Medium Indoor
PHC Facilities, Inc.	California Department of Cannabis Control - C11-0000072-LIC	Los Angeles	05/09/25	Adult-Use and Medicinal Provisional Distributor License
PHC Facilities, Inc.	California Department of Cannabis Control - C10-0000050-LIC	Los Angeles	05/09/25	Adult-Use and Medicinal Provisional Retailer License
Resource Referral Services, Inc.	California Department of Cannabis Control - C10-0000130-LIC	North Hollywood	06/04/25	Adult-Use and Medicinal Cannabis Retailer License
Access Bryant SPC	California Department of Cannabis Control - C10-0000527-LIC	San Francisco	07/28/25	Adult-Use and Medicinal Cannabis Retailer License
The Wellness Earth Energy Dispensary, Inc.	California Department of Cannabis Control – C10-0000288-LIC	Studio City	06/24/25	Adult-Use and Medicinal Cannabis Retailer License

California Licensing Requirements

A medicinal retailer license permits the sale of medicinal cannabis and cannabis products to a medicinal cannabis patient in California who possesses a physician's recommendation. Only certified physicians may provide medicinal marijuana recommendations. An adult-use retailer license permits the sale of cannabis and cannabis products to any individual age 21 years of age or older who presents a valid government-issued photo identification.

An adult-use or medicinal cultivation license permits cannabis cultivation activity which means any activity involving the planting, growing, harvesting, drying, curing, grading or trimming of cannabis. Such licenses further permit the production of a limited number of non-manufactured cannabis products and the sales of cannabis to certain licensed entities within the state of California for resale or manufacturing purposes.

An adult-use or medical manufacturing license permits the manufacturing of cannabis products. Manufacturing includes the compounding, blending, extracting, infusion, packaging or repackaging, labeling or relabeling, or other preparation of a cannabis product.

In the state of California, only cannabis that is grown in the state can be sold in the state. Although California is not a vertically-integrated system, the state allows licensees to make wholesale purchase of cannabis from, or a distribution of cannabis and cannabis product to, another licensed entity within the state.

Holders of marijuana licenses in California are subject to a detailed regulatory scheme encompassing: security, staffing, sales, manufacturing standards, inspections, inventory, advertising and marketing, product packaging and labeling, records and reporting, and more. As with all jurisdictions, the full regulations, as promulgated by each applicable state agency, should be consulted for further information about any particular operational area.

California Dispensary Requirements

Cannabis retailers may only sell cannabis products that were received by the retail licensee from a licensed distributor or licensed microbusiness authorized to engage in distribution, and the licensed retailer must verify that the cannabis goods have not exceeded their best-by, sell-by, or expiration date if one is provided. The goods must have undergone appropriate laboratory testing, and the batch number labeled on the package of cannabis goods must match the batch number on the corresponding certificate of analysis for regulatory compliance testing. The packaging and goods must comply with all applicable laws in order for the goods to be sold at the retail location.

California Reporting Requirements

The state of California uses METRC as the state's track-and-trace ("**T&T**") system used to track commercial cannabis activity and movement across the distribution chain for all state-issued annual licensees. The system allows for other third-party system integration via application programming interface. Only licensees have access to METRC.

California Storage, Transportation, and Security Requirements

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, California's marijuana businesses are required to do the following:

- maintain a fully operational security alarm system;
- contract for security guard services;
- maintain a video surveillance system that records continuously 24 hours a day;
- ensure that the facility's outdoor premises have sufficient lighting;
- not dispense from its premises outside of permissible hours of operation;
- store cannabis and cannabis product only in areas per the premises diagram submitted to the state of California during the licensing process;
- store all cannabis and cannabis products in a secured, locked room or a vault;
- report to local law enforcement within 24 hours after being notified or becoming aware of the theft, diversion, or loss of cannabis; and

- ensure the safe transport of cannabis and cannabis products between licensed facilities, maintain a delivery manifest in any vehicle transporting cannabis and cannabis products. Only vehicles registered with the DCC that meet DCC distribution requirements are to be used to transport cannabis and cannabis products.

DCC Inspections

The DCC, and its authorized representatives, shall have full and immediate access to inspect and enter onto any premises licensed by the DCC. Prior notice of an inspection, investigation, review, or audit is not required. The DCC may also test any vehicle or equipment possessed by, in control of, or used by a licensee or their agents and employees for the purpose of conducting commercial cannabis activity. Moreover, it may test any cannabis goods or cannabis-related materials, or products possessed by, in control of, or used by a licensee or their agents and employees for the purpose of conducting commercial cannabis activity. The DCC may also copy any materials, books, or records of any licensee or their agents and employees. Failure to cooperate with and participate in any DCC investigation pending against the licensee may result in a licensing violation subject to discipline.

COLORADO

Colorado Regulatory Landscape

On November 7, 2000, Colorado voters approved Amendment 20, which amended the state constitution to allow the use of marijuana in the state by approved patients with written medical consent. On November 6, 2012, Colorado voters approved Amendment 64, which amended the state constitution to establish an adult use cannabis program in Colorado and permit the commercial cultivation, manufacture and sale of marijuana to adults 21 years of age or older. The commercial sale of marijuana for adult use to the general public began on January 1, 2014 at cannabis businesses licensed under the regulatory framework. As of January 1, 2020, medical and adult use marijuana are regulated together under a single statute – the Colorado Marijuana Code.

Under the Colorado Marijuana Code, the Marijuana Enforcement Division of the Colorado Department of Revenue is empowered to grant licenses to both adult use and medical marijuana businesses, including cultivation facilities, products manufacturers, testing facilities, transporters, researchers and developers, and (in the adult use context) accelerator cultivators, accelerator stores, and hospitality businesses, and to develop and implement rules regarding the operations of licensees. The MED generally promulgates amendments to its regulations each year.

Cannabis businesses must also comply with local licensing requirements. Colorado localities are allowed to limit or prohibit the operation of marijuana businesses.

The Cannabist Company in Colorado follows the regulatory framework enacted by the State of Colorado.

Colorado License Requirements

An application for a marijuana business in Colorado requires submission of certain information which is subject to change, including, for example, (1) a copy of any local license required for the marijuana business, (2) a certificate of good standing from the jurisdiction in which the business was formed, (3) the identity and address of the registered agent in Colorado, (4) organizational documents such as articles of incorporation, bylaws, articles of organization, and similar documents, (5) corporate governance documents, (6) a deed, lease, or similar document establishing the applicant's ability to use the proposed premises, (7) a facility diagram, (8) findings of suitability with respect to the business' owners, (8) information regarding securities listings (if the business is publicly traded), (9) financial statements, and documents related to payments of taxes. A business is required to obtain permission from its locality as part of the licensing process.

Colorado Licenses

The Cannabist Company operates marijuana establishments as detailed below.

Holding Entity	Permit/License	City	Expiration or Renewal Date (if applicable)	Description
The Green Solution LLC	Retail Marijuana Store 402R-00300	Aurora, Colorado (Peoria Court)	10/01/26	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00302	Aurora, Colorado (E. Montview Boulevard)	10/01/26	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00297	Aurora, Colorado (S. Potomac)	10/01/26	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00303	Aurora, Colorado (E. Colfax)	10/01/26	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00666	Aurora, Colorado (Quincy Avenue)	05/01/25	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00474	Denver, Colorado (Federal Boulevard)	06/24/25	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00374	Black Hawk, Colorado	12/15/26	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00015	Denver (Grape Street)	01/01/27	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00016	Denver, Colorado (Alameda Avenue)	01/01/27	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00700	Denver, Colorado (Wewatta Street)	05/20/25	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Cultivation Facility 403R-00018	Denver, Colorado Grape (REC) Grow	01/01/27	Authorizes cultivation of cannabis
The Green Solution LLC	MMJ Cultivation Facility 403-00208	Denver, Colorado Grape Grow	03/05/25	Authorizes cultivation of medical cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00298	Edgewater, Colorado	10/01/26	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00501	Fort Collins, Colorado	09/23/25	Authorizes retail of cannabis.
The Green Solution LLC	Medical Marijuana Store 402-00839	Fort Collins, Colorado	06/26/25	Authorizes retail of medical cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00654	Glendale, Colorado	03/13/25	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00742	Glenwood Springs, Colorado	03/29/25	Authorizes retail of cannabis.
Columbia Care Co, Inc.	Retail Marijuana Store 402R-00724	Longmont, Colorado	02/01/25	Authorizes retail of cannabis. The regulator has provided a letter confirming renewal receipt and continuing validity of license.
The Green Solution LLC	Retail Marijuana Store 402R-00014	Northglenn, Colorado	01/01/27	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00743	Sheridan, Colorado (3318 S. Federal Boulevard)	03/29/25	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00299	Silver Plume, Colorado	10/01/26	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00670	Pueblo, Colorado	05/12/25	Authorizes retail of cannabis.
The Green Solution LLC	Retail Marijuana Store 402R-00582	Trinidad, Colorado (Santa Fe Trail)	07/11/25	Authorizes retail of cannabis.

Rocky Mountain Tillage, LLC	Retail Marijuana Cultivation Facility 403R-01151	Trinidad, Colorado (36900 El Moro Road)	05/28/25	Authorizes cultivation of cannabis.
Rocky Mountain Tillage, LLC	Retail Marijuana Cultivation Facility 403R-00892	Trinidad, Colorado (1200 Republic Drive)	02/15/25*	Authorizes cultivation of cannabis. The regulator has provided a letter confirming renewal receipt and continuing validity of license.
Rocky Mountain Tillage, LLC	Retail Marijuana Cultivation Facility 403R-00893	Trinidad, Colorado (1201 Republic Drive)	02/15/25*	Authorizes cultivation of cannabis. The regulator has provided a letter confirming renewal receipt and continuing validity of license.
Rocky Mountain Tillage, LLC	Retail Marijuana Cultivation Facility 403R-00894	Trinidad, Colorado (1202 Republic Drive)	02/15/25*	Authorizes cultivation of cannabis. The regulator has provided a letter confirming renewal receipt and continuing validity of license.
Rocky Mountain Tillage, LLC	Retail Marijuana Cultivation Facility 403R-00895	Trinidad, Colorado (1203 Republic Drive)	02/15/25*	Authorizes cultivation of cannabis. The regulator has provided a letter confirming renewal receipt and continuing validity of license.
Rocky Mountain Tillage, LLC	Retail Marijuana Cultivation Facility 403R-00020	Denver, Colorado (Steele Street)	1/1/2025*	Authorizes cultivation of cannabis. The regulator has provided a letter confirming renewal receipt and continuing validity of license.
Rocky Mountain Tillage, LLC	Retail Marijuana Cultivation Facility 403R-00836	Denver, Colorado (Barberry Place)	1/25/2025*	Authorizes cultivation of cannabis. The regulator has provided a letter confirming renewal receipt and continuing validity of license.
Infuzionz, LLC	Retail Marijuana Products Mfg 404R-00003	Denver, Colorado (Washington Street)	01/01/27	Authorizes manufacturing of cannabis products.
Infuzionz, LLC	Medical Marijuana Products Manufacture 404-00329	Denver, Colorado (Washington Street)	01/28/25*	Authorizes manufacturing of medical cannabis products. The regulator has provided a letter confirming renewal receipt and continuing validity of license.
Futurevision Ltd	Retail Marijuana Store 402R-00034	Denver, Colorado (Nome Street)	01/01/27	Authorizes retail of cannabis
Futurevision Ltd	Retail Marijuana Store 402-00088	Denver, Colorado (Nome Street)	11/21/26	Authorizes retail of medical cannabis
Futurevision Ltd	Retail Marijuana Store 402R-00296	Aurora, Colorado (Havana Street)	10/01/26	Authorizes retail of cannabis.
Columbia Care CO, Inc	Retail Marijuana Store 402R-00640	Thornton, Colorado	02/06/25*	Authorizes retail of cannabis. The regulator has provided a letter confirming renewal receipt and continuing validity of license.
Futurevision Ltd	Retail Marijuana Cultivation Facility 403R-00040	Denver, Colorado (Nome Street)	01/01/27	Authorizes cultivation of cannabis
Futurevision Ltd	Medical Marijuana Store 403-00131	Denver, Colorado (Nome Street)	07/05/25	Authorizes cultivation of medical cannabis

*   Currently in the process of renewal

With respect to the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and no substantial violations exist, the Company would expect to receive the applicable renewed licenses in the ordinary course of business.

The regulations establish requirements applicable to all marijuana businesses, along with specific requirements for each type of business.

All marijuana businesses in Colorado are required to, for example and without limitation (1) create and enforce limited access areas for the protection of marijuana and marijuana products, (2) maintain security alarm systems installed and maintained by an alarm installation company, as well as approved locks and surveillance equipment, (3) follow all applicable laws regarding waste disposal (including cannabis-containing wastes), (4) implement an inventory tracking system used for inventory tracking and recordkeeping, (5) comply with both state and local requirements as to hours of operation, (6) comply with sanitary requirements applicable to employees and production spaces, including sanitation audits, (7) comply with recordkeeping requirements, and (8) maintain and provide procedures for dealing with product recalls.

The Marijuana Enforcement Division and local licensing authorities may conduct announced or unannounced inspections of licensees to determine compliance with applicable laws and regulations. Licensees may also be subject to inspection of the licensed premises by the local fire department, building inspector, or code enforcement officer to confirm that no health or safety concerns are present.

Colorado uses METRC as the Marijuana Enforcement Division's marijuana inventory tracking system for all medical and adult use licensees. Marijuana is required to be tracked and reported with specific data points from seed to sale through METRC for compliance purposes under Colorado marijuana laws and regulations.

DELAWARE

Delaware Regulatory Landscape

Delaware's medical marijuana program is governed by the Delaware Medical Marijuana Act, 16 Del. C. § 4901A *et seq.*, and the Delaware Office of Marijuana Commissioner ("Commissioner") implementing regulations, Title 4 Chapter 5000 §5001. The program authorizes registered qualified patients and adults over 21 years of age to use marijuana.

In January 2024, House Bill 285, which expanded the medical marijuana program, became law. This legislation enhances patient access to medical marijuana through the removal of "debilitating medical conditions" and revamps the framework of the Delaware Medical Marijuana Act. Pursuant to this legislation, health care providers are allowed to determine whether the individual has a "diagnosed medical condition that would benefit therapeutically or palliatively" from cannabis use and permits patients aged 65 and older to "self-certify" for MMJ registry identification cards.

The medical marijuana program creates a licensing regime for medical marijuana compassion centers ("**Compassion Centers**"). Compassion Centers must be operated on a non-profit basis. Once registered, a Compassion Center may acquire, possess, cultivate, manufacture, deliver, transfer, transport, supply, or dispense marijuana strictly for the purpose of assisting registered patients or their designated caregivers with the medical use of marijuana. Compassion Centers are required to grow an amount of marijuana sufficient to meet demand but may not possess more than 1,000 pounds of usable marijuana without having a variance approved by the Department. Delaware prohibits Compassion Centers from purchasing marijuana from any person other than another Compassion Center.

On April 26, 2023, Governor Carney allowed House Bill 1 and House Bill 2 to be enacted into Delaware law without his signature. These two pieces of legislation removed all state-level civil and criminal penalties from simple marijuana possession and created a highly regulated industry to conduct recreational marijuana sales in Delaware. On July 17, 2023 Governor Carney signed into Delaware law House Bill 408. This Act creates a temporary conversion license for existing medical marijuana compassion centers to operate for recreational marijuana purposes, and sets forth requirements to obtain a conversion license and to operate under such a license. This Act also specifies that conversion licenses may not be issued after November 1, 2024 and expire after 48 months, at which time the license may be renewed as an open license.

The Office of the Marijuana Commissioner ("OMC") is the agency responsible for regulating the recreational marijuana industry in Delaware, pursuant to the Delaware Marijuana Control Act, which became effective on July 5, 2023. The OMC will issue a total of 125 licenses, including 60 Cultivators, 30 Manufacturers, 30 Dispensaries and 5 Testing facilities. The OCM finalized rules and regulations in September 2024 and began issuing licenses in October 2024.

The Cannabist Company (through its subsidiary in the State of Delaware) follows the regulatory framework enacted by the State of Delaware.

Delaware License Requirements

Pursuant to Title 4 of the Delaware Code, Section 1331, the Delaware Marijuana Control Act (4 Del.C. §1331), the Office of the Marijuana Commissioner (the OMC) will accept marijuana business license applications for the following license types: Marijuana Cultivation Facility, Marijuana Product Manufacturing Facility, Retail Marijuana Store, and Marijuana Testing Facility. Applications that meet the minimum requirements will be entered into a lottery overseen by the OMC. Applications require a Comprehensive Business Plan, Safety Plan, Security and Diversion Prevention Plan, Operating Plan, Financial Compliance Plan, Employee Training Plan, Social Responsibility Plan, Safe and Healthy Workplace Plan, Applicant and Managing Officer History Overview, Business Capitalization Table, Environmental and Sustainability Plan, and Quality Assurance Plan. Each application requires a non-refundable application fee. These licenses are valid for 2 years.

Delaware Dispensary Requirements

Registered Compassion Centers are required to keep detailed financial reports of proceeds and expenses; maintain inventory, sales, and financial records in accordance with generally accepted accounting principles; and provide Department or Department-contracted audit firms with access to its books and records. Registered Compassion Centers are required to comply with specified requirements, such as disposing of unusable marijuana, inventory system management, waste disposal, pesticides, storage of cannabis and verification of patient and caregiver identification cards.

The Delaware Office of Marijuana Commissioner finalized adult-use regulations on 9/11/2024.

Delaware Licenses

The Cannabist Company operates through a management services arrangement with Columbia Care Delaware LLC, a non- profit affiliate that holds a Compassion Center license and operates 3 dispensaries and a manufacturing and cultivation center, as noted in the table below.

Holding Entity	Permit/License	City	Expiration/ Renewal Date (if applicable) (MM/DD/YY)	Description
Columbia Care Delaware LLC	Marijuana Establishment License - Marijuana Cultivation Facility; License No. K01028	Milford, DE	10/30/2026	Cultivation Conversion License
Columbia Care Delaware LLC	Marijuana Establishment License - Marijuana Manufacturing Facility, License No. K04048	Milford, DE	10/30/2026	Manufacturer Conversion License
Columbia Care Delaware LLC	Marijuana Establishment License - Marijuana Retail Facility, License No. N07038	Wilmington, DE	10/30/2026	Dispensary Conversion License
Columbia Care Delaware LLC	Marijuana Establishment License - Marijuana Retail Facility, License No. S07036	Rehoboth Beach, DE	10/30/2026	Dispensary Conversion License
Columbia Care Delaware LLC	Marijuana Establishment License - Marijuana Retail Facility, License No. K07037	Smyrna, DE	10/30/2026	Dispensary Conversion License

Compassion Centers' registrations expire every two years. A renewal application must be submitted between 90 and 30 days prior to the expiration of the current registration certificate. With respect to the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Columbia Care Delaware LLC would expect to receive the applicable renewed licenses in the ordinary course of business.

Delaware Security, Storage, and Transportation Requirements

Compassion Centers must store marijuana and in compliance with specified requirements, such as in a locked area with adequate security to prevent the unauthorized entrance into areas containing marijuana and the theft of marijuana. The Commissioner has also instituted a number of inventory controls. Compassion Centers must utilize a bar-coding inventory control system to track sales and inventory data; store marijuana in a locked area with adequate security; and conduct and document monthly inventory reviews and bi-annual comprehensive inventory reviews.

A registered Compassion Center agent must have documentation when transporting marijuana on behalf of the registered Compassion Center that specifies the amount of marijuana being transported, the date the marijuana is being transported, the registry ID certificate number of the registered Compassion Center or registered safety compliance facility, and a contact number to verify that the marijuana is being transported on behalf of the registered Compassion Center or registered safety compliance facility.

Department Inspections

Compassion Centers are also subject to inspections by the Commissioner. These inspections may include: a review of the Compassion Center's financial and dispensing records; a review of the physical facility; an inspection for pesticides, fungus, or mold; and random sampling of marijuana plants. Moreover, the Commissioner or an independent auditor with which it contracts shall at all times have access to all books and records kept by any Compassion Center.

ILLINOIS

Illinois Regulatory Landscape

The Compassionate Use of Medical Cannabis Pilot Program Act, which allows individuals diagnosed with a debilitating medical condition access to medical marijuana, became effective January 1, 2014 and has since been made permanent and retitled as the Compassionate Use of Medical Cannabis Program Act. In January 2019, the Illinois Department of Health launched the Opioid Alternative Pilot Program, which provides access to medical marijuana for individuals who have or could receive a prescription for opioids.

Illinois enacted the Cannabis Regulation and Tax Act in June 2019 (the "**IL Act**"). The IL Act legalized the adult use of marijuana effective January 1, 2020. Under the IL Act, Illinois residents aged 21 and older are allowed to possess approved forms of marijuana with quantity limitations. The IL Act also authorized the Illinois Department of Financial and Professional Regulation ("**IDFPR**") to issue new licenses while existing medical dispensaries were able to apply for an "Early Approval Adult Use Dispensing Organization License" to serve adult users at an existing medical dispensary or at a secondary site. Cannabist Company (through its subsidiaries in the state of Illinois) received licenses as Early Approval Adult Use Dispensing Organizations and is operating medical and adult use dispensaries in Illinois. No person can hold a financial interest in more than 10 dispensing organizations.

On July 15, 2021, Illinois modified the IL Act and the Compassionate Use of Medical Cannabis Program Act and establishing a more comprehensive criteria to award the adult-use licenses. Multiple lotteries and corrective lotteries for the adult-use licenses were held in 2021 and 2022.

The Illinois Department of Agriculture was authorized to make up to 30 cultivation center licenses available between the state's medical and adult-use programs. As with existing medical dispensaries, existing cultivation centers were able to apply for an "Early Approval Adult Use Cultivation Center License.". The cultivation centers are limited to 210,000 square feet of canopy space and are prohibited from discriminating in price when selling to dispensaries, craft growers, or infuser organizations. The Department was also permitted to license up to 40 craft growers and 40 infuser organizations by July 1, 2020 and another 60 of each license type by the end of 2021.

The IL Act imposes several operational requirements on adult-use licensees and requires prospective licensees to demonstrate their plans for complying with the requirements. These include, but are not limited to, an employee training plan, a security plan, recordkeeping and inventory plans, a quality control plan, and an operating plan licensees must establish methods for identifying, recording, and reporting diversion, theft, or loss, correcting inventory errors, and complying with product recalls. Licensees also must comply with detailed inventory, storage, and security requirements.

The Illinois Department of Agriculture is authorized to promulgate regulations for cultivators, craft growers, infuser organizations, and transporting organizations, and the IDFPR is authorized to regulate dispensaries. The Department of Agriculture's final rules took effect on June 3, 2020, and IDFPR's final comprehensive adult rules took effect in August 2024.

The Company (through its subsidiaries in the State of Illinois) follows applicable licensing requirements and the regulatory framework enacted by the State of Illinois.

Illinois Licenses

The table below lists the licenses issued to Cannabist Company with respect to its operations in Illinois. Under applicable laws, the licenses permit Cannabist Company to, collectively, cultivate and dispense marijuana pursuant to the terms of the licenses, which are issued by the IDOA and the IDFPR under the provisions of Illinois Revised Statutes 410 ILCS 130 and 410 ILCS 705. All licenses are, as of the date hereof, active with the State of Illinois.

Medical dispensary licenses must be renewed annually with the IDFPR while adult-use dispensary licenses are renewed bi-annually. Medical and adult-use cultivation center licenses, craft grower licenses, infuser organization licenses, and transporter licenses are renewed annually with IDOA while adult-use cultivation center licenses must be renewed annually.

Holding Entity	Permit/License	City	Expiration/ Renewal Date (if applicable) (MM/ DD/YY)	Description
Curative Health LLC	IL Dept. of Financial & Professional Regulation Certificate – 280.000044-DISP	Chicago, IL	08/29/25	Registered Medical Cannabis Dispensing Organization Certificate
Curative Health LLC	Il. Dept. of Financial & Professional Regulation – 284.000024-AUDO	Chicago, IL	03/31/26	Registered Adult-Use Cannabis Dispensing Organization Certificate
Curative Health LLC	Il. Dept. of Financial & Professional Regulation – 284.000065-AUDO	Villa Park, IL	03/31/26	Registered Adult-Use Cannabis Dispensing Organization Certificate
Curative Health Cultivation, LLC	IL Dept. of Agriculture Adult Use Cultivation Center License #9565789844	Aurora, IL	03/30/26	Adult-Use Cultivation Center License
Curative Health Cultivation, LLC	IL Dept. of Agriculture Medical Cannabis Cultivation Permit #1512040751	Aurora, IL	12/03/25	Medical Cannabis Cultivation Center Operating Permit
Curative Health Cultivation LLC	IL Dept. of Agriculture Registered Industrial Hemp Processor License – #1204-332	Aurora, IL	12/31/25	Registered Industrial Hemp Processor License
Curative Health Cultivation LLC	IL Dept. of Agriculture Registered Cannabis Transporter License #1512040751-TR	Aurora, IL	07/14/25	Registered Cannabis Transporter License

Illinois License and Regulations

The medical marijuana retail dispensary license permits the Company to purchase marijuana and marijuana products from cultivation/processing facilities and allows the sale of marijuana and marijuana products to registered patients. The adult-use dispensing organization license permits the Company to acquire cannabis from a cultivation center, craft grower, processing organization, or another dispensary for the purpose of selling or dispensing cannabis, cannabis-infused products, cannabis seeds, paraphernalia, or related supplies to adult use purchasers and to qualified registered medical cannabis patients and caregivers.

The medical cultivation license permits the Company to acquire, possess, cultivate, manufacture/process into edible medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries. The adult-use cultivation center license permits the Company to cultivate, process, and perform other necessary activities to provide cannabis and cannabis-infused products to cannabis business establishments.

Illinois Dispensary Requirements

Curative Health LLC must operate within Illinois' regulated system. This includes, without limitation, operating in accordance with the representations made in its application and registration packet. Curative Health LLC must inspect and count product it receives before dispensing it. It may only accept cannabis products which come properly packaged and labeled from such cultivation center suppliers.

It is prohibited to sell cannabis or cannabis-infused products to a consumer unless the individual presents an active registered identification card issued by the Department of Public Health or presents valid government identification verified using an electronic scanning device and showing that the consumer is at least 21 years of age.

Curative Health LLC may not enter into an exclusive agreement with any supplier, and it must deal with all suppliers on the same terms. No more than 40% of its adult-use inventory may originate from a single supplier.

Illinois Reporting Requirements

The state of Illinois uses BioTrack as the state's computerized track and trace system for seed-to-sale. Individual licensees, whether directly or through third-party integration systems, are required to push data to the state to meet all reporting requirements. Cannabist Company integrates its in-house tracking system with the state's BioTrack program to capture the data points required by the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Cannabis Regulation and Tax Act.

Illinois Storage and Security Requirements

As to its cultivation facility, the adult-use and medical-use laws and regulations require the Company to follow storage and security requirements such as storing marijuana and marijuana infused products in a safe, vault, or secured room in such a manner to prevent diversion, theft, or loss.

The cultivation facility must also have an operational 24-hour, seven-days-a-week, closed circuit television surveillance system on the premises that complies with certain regulatory minimum standards. Access to the surveillance area is restricted to those people who are essential to surveillance operations, law enforcement agencies, security system service personnel, and the regulator.

The Company must also maintain an alarm system at its cultivation facility. The cultivation facility must maintain and use a professionally monitored robbery and burglary alarm system that meets certain regulatory minimum standards. With respect to its Illinois dispensary, the Company must store inventory on site in a secured and restricted access area consistent with the security regulations and track its inventory in accordance with the inventory tracking regulations. Containers storing medical marijuana that have been tampered with or opened must be stored separately until disposed; such materials can only be stored at the dispensary for one week.

Illinois Transportation Requirements

Cultivation centers may transport cannabis in accordance with certain guidelines.

For medical marijuana, prior to transportation, a cultivation center must complete a shipping manifest using a form prescribed by the Department of Agriculture. Cannabis may only be transported in a locked storage compartment or container, and it must not be visible from outside the vehicle. Every delivery team member must have a secure means of contacting personnel at the cultivation center, as well as the ability to contact emergency personnel.

The requirements for adult-use cannabis transported by a licensed transporting organization are similar. Cannabis must be pre-packaged in a sealed cannabis container by the business shipping the cannabis. The transporting organization cannot open the container. The transporting organization must maintain a daily inventory of all cannabis that it transports, containing names of the agents and businesses shipping and receiving the cannabis and a notation of the traceable information located on the cannabis container, such as the type of cannabis and the weight.

Illinois Inspections

Dispensaries and cultivation centers are subject to random and unannounced inspections and cannabis testing. They must also make all records, logs, and reports immediately available for inspection upon request by the IDFPR or the Department of Agriculture, as applicable.

MARYLAND

The Maryland Cannabis Administration (the "**MCA**") grants cannabis grower, processor, and dispensary, licenses. A licensee may hold a license in each category to obtain vertical integration. On March 14, 2024 and June 28, 2024, MCA conducted lotteries for its social equity licensing round. A total of 205 applicants were selected across the micro and standard grower, processor and dispensary categories. These drawings collectively represent the maximum number of licenses the MCA was authorized to award for the first round under 36-404(d) of the Alcoholic Beverages and Cannabis Article. The Company's Maryland subsidiaries converted each of their prior medical cannabis licenses to standard cannabis business licenses on July 1, 2023, permitting the companies to participate in both the adult use and medical cannabis markets in Maryland.

Holding Entity	Permit/License	City	Expiration/ Renewal Date (if applicable) (MM/DD/YY)	Description
Columbia Care MD LLC	Cannabis Establishment License #DA-23- 00087	Chevy Chase, MD	06/30/28	Dispensary
Green Leaf Medical, LLC	Cannabis Establishment License #GA-23-00012	Frederick, MD	06/30/28	Cultivation Facility
Green Leaf Extracts, LLC	Cannabis Establishment License #PA-23-00011	Frederick, MD	06/30/28	Processor Facility
Wellness Institute of Maryland, LLC	Cannabis Establishment License #DA-23-00066	Frederick, MD	06/30/28	Dispensary
Sugarloaf Enterprises, LLC (1)	Cannabis Establishment License #DA-23-00092	Rockville, MD	06/30/28	Dispensary
Time for Healing LLC	Pre-Approval Stage	Prince George's County, MD	Pre-Approval Stage	Dispensary

Note:

(1)   Cannabist Company is operating the license under the terms of a management services agreement

Dispensary licenses in Maryland are renewed every five years. Before expiry, licensees are required to submit a renewal application. While renewals are granted every five years, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, The Cannabis Company would expect to have each of its future anticipated licenses renewed in the ordinary course of business. While the Company's compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that licenses will be renewed in the future in a timely manner.

The Company (through its subsidiaries and affiliates in the State of Maryland) is in material compliance with applicable licensing requirements and the regulatory framework enacted by the State of Maryland.

Maryland Licensing Requirements

To become a licensed cannabis establishment, each applicant must submit an application detailing the location of the proposed cannabis establishment, the personal details of each principal officer or director, a capitalization table indicating all equity owners of the licensee, a business plan demonstrating a likelihood of success and sufficient business ability and experience on the part of the applicant, and providing for appropriate working conditions, a detailed diversity plan, and a detailed operating plan for the safe, secure, and effective cultivation, manufacture or dispensing of cannabis. Owners, members, shareholders, officers, and directors of dispensary holding a 5% or greater interest in the company must undergo a criminal and financial background checks. Employees, volunteers and personnel who will be working in the facility with access to the non-public areas are required to undergo background checks and register as a cannabis establishment agent with the MCA. Applicants who meet the minimum qualifications are placed into a pool according to license type and geographic area and conditional licenses are awarded on a lottery basis among those in the respective pools. Those awarded conditional licenses have 18 months to operationalize such licenses.

Maryland Reporting Requirements

Once licensed, the cannabis licensee is required to submit to the MCA annual reports including the following information: (i) an Organization, Ownership and Control Disclosure, including a chart or table demonstrating the licensee's ownership structure and an organizational table identifying the licensees principals, officers and directors; (ii) an Agent Verification Report to verify whether any registered agent employed by the licensee or registered ancillary business was convicted of a felony drug offense during the calendar year preceding the date on which the report is due; (iii) an Annual Minority Report indicating the licensee's minority ownership and employment data; and (iv) an Annual Canopy report for licensed growers reporting the square footage of indoor and outdoor canopy as defined in COMAR 14.17.01

Maryland Inspections

Licensees must be inspected by the MCA prior to receiving approval from the MCA to be authorized to begin cultivation, processing, and/or dispensing. Spot-inspections may be performed at the licensed premises at any time and without advance notice. Spot-inspections occur often on quarterly basis.

Maryland Safety and Security Requirements

Cannabis establishments must maintain operating procedures consistent with the oversight regulations established by the MCA, including the following: (i) storage of cannabis and products containing cannabis only in enclosed and locked facilities; (ii) security features and procedures; (iii) how the licensee will prevent diversion; and (iv) safety procedures. The cannabis establishment premises must be constructed to prevent unauthorized entry, including a designation of a secured room meeting high-security requirements. All registered dispensary agents are trained on safety procedures, including responding to: (i) a medical emergency; (ii) a fire; (iii) a chemical spill; and (iv) a threatening event including: (a) an armed robbery, (b) an invasion, (c) a burglary, or (d) any other criminal incident.

Licensees must maintain its security and surveillance operations in consideration of the following: (i) an alarm system that covers perimeter entry points, windows, and portals at the premises that: (a) will be continuously monitored; (b) detects smoke and fire capabilities; (c) detects power loss capabilities; (d) includes panic alarm devices mounted at convenient, readily-accessible locations through the licensed premises; (e) inclusion of a second, independent alarm system to protect where records are stored on- and off-site and where any secure room holds medical cannabis; (f) equipped with auxiliary power to continue operation for at least 48 hours; (ii) a video surveillance system that: (a) records continuously for 24 hours per day for 365 days a year without interruption, (b) has cameras in fixed places that allow for the clear facial identification and of activities in the controlled areas of the premises, including where medical cannabis is packaged, tested, processed, stored, or dispensed, (c) has the capability of recording clear images and displays the time and date of the recording, and (d) demonstrates a plan for retention of recordings for at least 30 days.

Following issuance of a license, no major renovation or modification may be undertaken without notification to the MCA. Cannabis products are subject to testing for contaminants by an independent testing laboratory. In November 2019, the Maryland Medical Cannabis Commission mandated enhanced testing requirements for vape cartridges and disposable vape pens. Such products must be screened for vitamin E acetate, and any product found to contain vitamin E acetate is prohibited from being sold to patients.

Maryland Record Keeping and Inventory Tracking

Maryland requires use of a seed-to-sale tracking system software operated by Metrc LLC ("**METRC**"). Licensees use a perpetual inventory control system that identifies and tracks the stock of cannabis from the time it is delivered or produced to the time it is dispensed to a patient or qualified caregiver, or adult-use consumer.

The licensee must retain attendance records and ensure dispensary agents are trained on the record retention and standard operating procedure. MCA regulators have the authority to audit the records of licensees to ensure they comport with the reporting in METRC.

Only licensed cannabis growers, processors, or dispensaries may transport business-to-business packages containing medical cannabis. Cannabis transport vehicles must be approved by the MCA and shall display current registration from the state, be insured, and may not display any sign or illustration related to cannabis or a licensee.

Electronic manifests must accompany shipments to record the chain of custody and includes (i) the name and address of the shipping licensee; (ii) the shipping licensees shipment identification number; (iii) the weight and description of each individual package that is part of the shipment, and the total number of individual packages; (iv) the name of the licensee agent that prepared the shipment; (v) the name and address of the receiving licensee; (vi) any special handling or storage instructions; (vii) the date and time the shipment was prepared; (viii) the date and time the package was placed in the secure transport vehicle; and (ix) a listing of any other people who had custody or control over the shipment, and the person's identity, circumstances, duration and disposition.

Dispensary licensees in Maryland are currently authorized to perform home delivery directly to authorized medical cannabis patients only. To do so, the dispensary must (i) independently verify the patient's identification and registration status, (ii) enter the transaction in METRC prior to delivery; (iii) perform the delivery through a registered dispensary agent; and (iv) confirm the transaction otherwise complies with other requirements regarding sale of medical cannabis under applicable regulations. All home deliveries must be performed using a properly registered and insured secure medical cannabis transport vehicle. The vehicle may not bear any markings related to medical cannabis. After July 1, 2025, dispensary licensees will no longer be permitted to perform home delivery directly to patients, and delivery of cannabis products will be limited to micro dispensary licensees.

MASSACHUSETTS

The Commonwealth of Massachusetts has authorized the cultivation, possession and distribution of marijuana for medical and adult-use purposes by certain licensed Massachusetts marijuana businesses. The Medical Use of Marijuana Program (the "**MUMP**") registers qualifying patients, personal caregivers, Medical Marijuana Treatment Centers ("**MMTCs**"), and MMTC agents. The MUMP was established by Chapter 369 of the Acts of 2012, "An Act for the Humanitarian Medical Use of Marijuana", following the passage of the Massachusetts Medical Marijuana Initiative, Ballot Question 3, in the 2012 general election. Additional statutory requirements governing the MUMP were enacted by the Legislature in 2017 and codified at G.L. c. 94I, et. seq. (the "**Massachusetts Medical Act**"). MMTC Certificates of Registration are vertically integrated licenses in that each MMTC Certificate of Registration entitles a license holder to one cultivation facility, one processing facility and one dispensary location. There is a limit of three (3) MMTC licenses per person/entity.

The Commonwealth of Massachusetts Cannabis Control Commission ("**CCC**") regulations, 935 CMR 501.000 et seq. ("**Massachusetts Medical Regulations**"), provide a regulatory framework that requires MMTCs to cultivate, process, transport and dispense medical cannabis in a vertically integrated marketplace. Patients with debilitating medical conditions qualify to participate in the program. The CCC assumed control of the MUMP from the Department of Public Health on December 23, 2018.

Adult-use (recreational) marijuana has been legal in Massachusetts since December 15, 2016, following a ballot initiative in November of that year. The Cannabis Control Commission (the **"CCC"**), a regulatory body created in 2018, licenses adult use cultivation, processing and dispensary facilities (collectively, "**Marijuana Establishments or "ME"**") pursuant to 935 CMR 500.000 et seq. The first adult-use marijuana facilities in Massachusetts began operating in November 2018. In 2022, the Massachusetts Legislature amended the enabling legislation for the adult use program and MUMP to, among other things, render it unlawful for cannabis businesses to pay percentage-based fees to municipalities under the statutorily required Host Community Agreements with those municipalities.
.
In January 2025, CCC took action to provide stakeholders with new resources for the HCA and Community Impact Fee (CIF) process between Marijuana Establishments and Medical Marijuana Treatment Centers and the cities and towns where they

operate. Commissioners first approved Chapter 180 regulatory changes in fall 2023, following months of policy discussion and stakeholder engagement led by Commission regulatory working groups. The Commission has been implementing those regulatory changes on a rolling basis with full completion expected in mid-2025

The Company (through its subsidiary in the Commonwealth of Massachusetts) follows the requirements and the regulatory framework enacted by the Commonwealth of Massachusetts.

Massachusetts Licensing Requirements

The Massachusetts Medical Regulations delineate the licensing requirements for MMTCs in Massachusetts. Licensed entities must demonstrate the following: (i) they are licensed and in good standing with the Secretary of the Commonwealth of Massachusetts, the Department of Revenue, and the Department of Unemployment Assistance; (ii) no executive, member or any entity owned or controlled by such executive or member directly or indirectly controls more than three MMTC licenses and no person or entity can maintain more than 100,000 square feet of canopy; (iii) no person with an interest in an independent testing laboratory may have an interest in an MMTC; (iv) an MMTC may not cultivate, prepare or dispense medical cannabis from more than two locations statewide under a single license, (v) dispensary agents must be registered with the CCC; (vi) an MMTC must have a program to provide reduced cost or free marijuana to patients with documented verifiable financial hardships; (vii) one executive of an MMTC must register with the Massachusetts Department of Criminal Justice Information Services on behalf of the entity as an organization user of the Criminal Offender Record Information (iCORI) system; (viii) the MMTC applicant has at least US$500,000 in its control as evidenced by bank statements, lines of credit or equivalent; (ix) payment of the required application fee; and (x) activities authorized by the MMTC license must only be conducted at the address(es) specified for that license.

Once approved, the MMTC provisional license holder shall construct its facilities in conformance with the requirements of the Massachusetts Regulations. Once the CCC completes its inspections and issues approval for an MMTC of its facilities, the CCC shall issue a final license to the MMTC applicant. MMTC final licenses are valid for one year and shall be renewed by filing the required renewal application no later than sixty days prior to the expiration of the certificate of registration.

Existing MMTCs are given priority status over other applicants (except Economic Empowerment Priority Applicants) in applying for licensure as a Marijuana Establishment under the CCC's adult use cannabis program. However, the CCC has limited the scope of the priority applicant status to the functions and locations that the MTC currently operates. The same material application requirements exist for a Marijuana Establishment license as an MTC application.

The adult-use license application process commenced on April 1, 2018 for existing MMTC license holders, and on July 1, 2018 for all non-MMTC license holders. Existing MMTC license holders that timely applied for an adult-use license on or before April 1, 2018 are eligible to receive three adult-use licenses per medical MMTC license. Namely, one integrated MMTC medical license is eligible, if awarded by the CCC, to receive three adult-use licenses as follows: one for cultivation, one for processing, and one for dispensary. Additionally, there are 11 tiers of cultivator licenses ranging from a maximum of 5,000 square feet (Tier 1) to between 90,001 to 100,000 square feet of canopy (Tier 11).

Patriot Care Corp. applied for adult-use licenses for facilities in Lowell, Massachusetts and Greenfield, Massachusetts in May and June 2018. On September 6, 2018, the CCC approved provisional licenses for retail, manufacturing, and cultivation in Lowell, Massachusetts, and retail in Greenfield, Massachusetts. On January 25, 2019, the CCC approved and thereafter issued final marijuana establishment licenses for retail, manufacturing and cultivation of adult-use marijuana in Lowell and retail of adult-use marijuana in Greenfield. Patriot Care Corp. applied for an adult use license from the CCC in Boston, Massachusetts in 2020. In January 2021, the CCC approved and thereafter issued a final ME license for adult use retail in Boston. Patriot Care Corp. Subsequently applied for adult-use retail licensure from the Boston Cannabis Board. The Boston Cannabis Board approved and thereafter issued final adult use retail licensure in September 2021. Patriot Care Corp. closed its Boston dispensary in October 2024.

Massachusetts Licenses

The final licenses allow Patriot Care Corp. to operate the MTC. The licenses are listed in the table below.

Holding Entity	Permit/License	City	Expiration/ Renewal Date (if applicable) (MM/DD/YY)	Description
Patriot Care Corp.	Medical Marijuana Treatment Center, License no. RMD165	Lowell, MA	03/14/26	Medical Dispensary, Cultivation and Product Manufacturing
Patriot Care Corp.	Medical Marijuana Treatment Center, License no. MTC727	Greenfield, MA	05/13/25	Medical Dispensary, Cultivation and Product Manufacturing

37

The final licenses allow Patriot Care Corp. to operate the Marijuana Establishments. The licenses are listed in the table below.

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Patriot Care Corp.	Marijuana Retailer License #MR281283	Lowell, MA	09/11/25	Adult Use Dispensary License
Patriot Care Corp.	Marijuana Product Manufacturer License #MP281308	Lowell, MA	09/11/25	Adult Use Manufacturing License
Patriot Care Corp.	Marijuana Cultivator License #MC281265	Lowell, MA	09/11/25	Adult Use Cultivation License
Patriot Care Corp.	Marijuana Retailer License #MR281282	Greenfield, MA	09/11/25	Adult Use Dispensary License

The licenses in Massachusetts are renewed annually. Before expiry, licensees are required to submit a renewal application. While renewals are granted annually, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, Patriot Care Corp. would expect to receive the applicable renewed license in the ordinary course of business.

Massachusetts Dispensary Requirements

An MMTC shall follow its written and approved operation procedures in the operation of its MMTC facilities. Operating procedures must include, but not limited to security measures; employee security policies; hours of operation and after-hours contact information; storage and waste disposal protocols; a description of the various strains of marijuana that will be cultivated and dispensed, and the forms that will be dispensed; procedures to ensure accurate recordkeeping plans for quality control; a staffing plan and staffing records; emergency procedures; alcohol, smoke, and drug-free workplace policies; a plan describing how confidential information will be maintained; a policy for the immediately dismissal of MMTC agents engaged in diversion or unsafe practices, or who has been the subject of certain criminal proceedings; disclosure of a list of all directors, members, and executives upon request; policies and procedures for the handling of cash on MMTC premises; standards and procedures related to pricing, price changes, and financial hardship; policies for energy efficiency and conservation; policies and procedures for workplace safety; and a description of the MMTC"s patient education activities.

The siting of MMTC locations is expressly subject to local/municipal approvals pursuant to state law, and municipalities control the permitting application process that an MMTC must comply with. Massachusetts Regulations require that MMTCs limit their inventory of seeds, plants, and useable marijuana to reflect the projected needs of registered qualifying patients. An MMTC shall only dispense to a registered qualifying patient or caregiver who has a current valid certification.

Marijuana retailers are subject to certain operational requirements in addition to those imposed on ME generally. Dispensaries must immediately inspect patrons' identification to ensure that everyone who enters is at least twenty-one years of age. Dispensaries may not dispense more than one ounce of marijuana or five grams of marijuana concentrate per retail customer per day. Dispensaries must also make patient education materials available to patrons.

Massachusetts Security and Storage Requirements

An MMTC shall implement sufficient security measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the MMTC or ME. These measures must include: (i) allowing only registered qualifying patients, caregivers, adult use customers, dispensary agents, authorized persons, or approved outside contractors access to the MMTC or ME facility; (ii) preventing individuals from remaining on the premises ; (iii) disposing of marijuana or byproduct (iv) establishing limited access areas l; (v) storing finished marijuana in a secure locked safe or vault; (vi) keeping equipment, safes, vaults or secured areas securely locked; (vii) ensuring that the outside perimeter of the MMTC or ME is sufficiently lit to facilitate surveillance; and (viii) ensuring that landscaping or foliage outside of the MMTC or ME does not allow a person to conceal themselves. An MMTC or ME shall also utilize a security/alarm system that complies with applicable regulations.

Massachusetts Transportation Requirements

An MMTC, as an element of its License, is licensed to transport its marijuana to other licensed establishments. Marijuana may only be transported between licensed MMTCs by registered MMTC Agents. Licensed Marijuana Transporters may also transfer marijuana to or from an MMTC. The originating and receiving licensed MMTCs shall ensure that all transported Marijuana Products are linked to the Seed-to-sale tracking program. Any Marijuana Product that is undeliverable or is refused by the destination MMTC shall be transported back to the originating establishment. All vehicles transporting marijuana must be staffed with a minimum of two MMTC Agents. Prior to leaving an MMTC for the purpose of transporting marijuana, the originating MMTC must weigh, inventory, and account for, on video, all marijuana to be transported. Within eight hours after arrival at the destination MMTC, the destination MMTC must re-weigh, re-inventory, and account for, on video, the marijuana. The marijuana must be packaged in sealed, labeled, and tamper or child-resistant packaging prior to and during transportation. Transportation times and routes are randomized and all transport routes remain within the Commonwealth. If the transported product required temperature control, all vehicles and transportation equipment must provide adequate temperature control. Vehicles must also be equipped with a video system.

A vehicle used for transporting Marijuana Products must be: (i) owned or leased by the MMTC or otherwise licensed by the Commission as a third-party transporter; (ii) properly registered, inspected, and insured in the; (iii) equipped with an alarm system approved by the Commission; and (iv) equipped with functioning heating and air conditioning systems appropriate for maintaining correct temperatures for storage of marijuana. Marijuana must not be visible from outside the vehicle and a transport vehicle cannot bear any markings indicating that the vehicle is being used to transport marijuana. Once on board the vehicle, marijuana must be transported in a secure, locked storage compartment that is a part of the vehicle and cannot be easily removed. Vehicles must be equipped with a GPS meeting certain regulatory requirements, and agents must always have access to secure communication devices.

The transporting MMTC Agents must contact the originating location when stopping at and leaving any scheduled location, and regularly throughout the trip, at least every 30 minutes. The originating location must have an MMTC Agent assigned to monitoring the GPS unit and secure form of communication, who must log all official communications with MMTC Agents transporting marijuana. Unexpected stops or incidents, along with discrepancies in inventory, must be reported to the Commission and to law enforcement. A manifest must accompany all deliveries. The manifest must include certain information specified by regulation to identify the shipping, transporting, and receiving persons; the products being transported; and more. Prior to transport, the manifest shall be securely transmitted to the destination MMTC by facsimile or email. On arrival at the destination MMTC, an MMTC Agent must compare the manifest produced by the agents who transported the marijuana to the copy transmitted by facsimile or email. Manifests must be retained for at least a year and made available to the CCC upon request.

Transportation requirements for Marijuana Establishments are materially the same as is described above for MMTCs.

Massachusetts CCC Inspections

The CCC or its agents may inspect an MMTC, Marijuana Establishment, and affiliated vehicles at any time without prior notice. An MMTC shall immediately upon request make available to the CCC information that may be relevant to a CCC inspection, and the CCC may direct an MMTC or Marijuana Establishment to test marijuana for contaminants. Any violations found will be noted in a deficiency statement that will be provided to the MMTC or Marijuana Establishment, and the MMTC or Marijuana Establishment shall thereafter submit a Plan of Correction to the CCC outlining with particularity each deficiency and the timetable and steps to remediate the same. The CCC has the authority to suspend or revoke an MMTC or Marijuana Establishment license and to take other disciplinary actions against MMTC license holders.

NEW JERSEY

New Jersey Regulatory Landscape

New Jersey's medical marijuana program is governed by the Jake Honig Compassionate Use Medical Cannabis Act, N.J. Stat. § 24:6l-1 *et seq.* (the "Medical Cannabis Law"), and the implementing regulations of the Cannabis Regulatory Commission (the "**Commission**"), N.J.A.C. 17:30A *et seq.* Pursuant to the Medical Cannabis Law, qualifying patients with specified debilitating medical conditions may become registered to use medical marijuana. . The Medical Cannabis Law created a permitting regime for "alternative treatment centers" ("**ATCs**"), which are vertically-integrated medical marijuana businesses. In addition, the Commission's regulations allow applicants for ATC permits to seek cultivation-, manufacturing-, or dispensing-specific licensure.

On July 2, 2019, New Jersey enacted the Jake Honig Compassionate Use Medical Cannabis Act that made several changes to the state's medical marijuana program, including expansions to patient purchase limits, edible product form permission, removes sales tax on medical marijuana, authorizes home delivery to patients; and permitted ATCs to apply for up two additional satellite dispensing facilities, a right which expired as of January 2, 2021.

The Cannabist Company (through its subsidiary in the State of New Jersey) is in compliance with all applicable licensing requirements and the regulatory framework enacted by the State of New Jersey for the medical marijuana program.

On February 22, 2021, the Governor of New Jersey signed into law an adult-use legalization bill entitled the "New Jersey Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act," which legalized personal use cannabis for certain adults, subject to State regulations (the "CREAMM Act"). The CREAMM Act provides ATCs specific expanded cultivation rights as well as the right to expand sales to the adult-use marketplace, subject to limited and specified conditions. As it relates to sales into the adult-use marketplace, the CREAMM Act permits ATCs to apply to the Commission for permission to operate as an Expanded ATC and permits ATCs to cultivate from up to two physical locations, provided that the ATC's combined mature cannabis plant grow canopy between both locations does not exceed 150,000 square feet of bloom space.

On August 19, 2021, the Commission approved the first set of rules governing the state's adult-use cannabis program. The rules allowed the CRC to begin licensing cannabis businesses. On November 23, 2021, the Executive Director of the Commission issued guidance to ATCs on the process for submitting Expanded ATC applications, Cannabist Company's Expanded ATC application was approved by the Commission for its cultivation and manufacturing permits and two (2) retail dispensary locations in Vineland and Deptford on April 12, 2022, the Company was approved to operate a second cultivation facility in Vineland on May 25, 2022, which was also approved for Expanded ATC operations on August 3, 2022. The Cannabist Company opened its third medical dispensary in Mays Landing in December 2024 and anticipates receiving CRC approval to expand into recreational sales at this site in March 2025 or soon thereafter.

The Cannabist Company (through its subsidiary in the State of New Jersey) is in compliance with all applicable licensing requirements and the regulatory framework enacted by the State of New Jersey for the recreational cannabis program.

The Commission opened applications for Class 1 Cultivators and Class 2 Manufacturers on December 15, 2021, followed by applications for Class 5 Retailers on March 15, 2021. The Commission anticipates soliciting applications for Class 3 Wholesalers, Class 4 Distributors, and Class 6 Delivery licenses sometime in 2025. As of the February 18, 2025 Commission meeting, the Commission has issued notice of application approval for 2,191 cannabis licenses, of which 270 are operational.

__New Jersey Regulations__

ATC permits are awarded by a selection committee that evaluates applicants on the following general criteria: (1) submittal of mandatory organizational information; (2) ability to meet the overall health needs of qualified patients and safety of the public; (3) history of compliance with regulations and policies governing government-regulated marijuana programs; (4) ability and experience of applicant in ensuring an adequate supply of marijuana; (5) community support and participation; (6) ability to provide appropriate research data; (7) experience in cultivating, manufacturing, or dispensing marijuana in compliance with government-regulated marijuana programs; and (8) workforce and job creation plan. Information required to be submitted is wide-ranging, and includes identification information and background checks of principals, employees, directors, and other stakeholders, and evidence of compliance with certain state and local laws and ordinances. Cannabist Company was awarded a vertically integrated ATC permit as a result of the result of a 2018 Request for Applications ("**2018 RFA**"), along with five (5) other applicants selected for final approval for vertically integrated ATC permits by the DOH.

In order for an ATC to become an Expanded ATC – selling into both the medical and adult-use market – it is required to certify to, among other things: (1) that the ATC has sufficient quantities of medicinal cannabis and medicinal cannabis products available to meet reasonably anticipated needs of registered qualifying patients, including through inventory data, projections, and supporting materials; (2) that the ATC will not make operational changes that reduce access to medicinal cannabis for currently and newly registered qualifying patients in order to operate a cannabis establishment, including through the submission of a detailed plan for prioritizing and meeting the needs of registered qualifying patients.

The Personal-Use Cannabis Rules (N.J.A.C 17:30) were last amended on March 6, 2023.

New Jersey Licenses

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Columbia Care New Jersey LLC	Alternative Treatment Center License No. MC000093	Vineland, NJ	12/31/25	Medical Cultivation
Columbia Care New Jersey LLC	Alternative Treatment Center License No. MC000005	Vineland, NJ	12/31/25	Medical Cultivation
Columbia Care New Jersey LLC	Alternative Treatment Center License No. MM000004	Vineland, NJ	12/31/25	Medical Manufacturing
Columbia Care New Jersey LLC	Alternative Treatment Center License No. MRE000010	Vineland, NJ	12/31/25	Medical Dispensary
Columbia Care New Jersey LLC	Alternative Treatment Center License No. MRE000011	Deptford, NJ	12/31/25	Medical Dispensary
Columbia Care New Jersey LLC	Class 1- Cultivator License No. C000005	Vineland, NJ	04/20/25	Adult Use Cultivation
Columbia Care New Jersey LLC	Class 1- Cultivator License No.C000093	Vineland, NJ	08/02/25	Adult Use Cultivation
Columbia Care New Jersey LLC	Class 2- Manufacturer License No.M000004	Vineland, NJ	04/17/25	Adult Use Manufacturing
Columbia Care New Jersey LLC	Class 5- Retailer License No.RE000010	Vineland, NJ	04/20/25	Adult Use Dispensary
Columbia Care New Jersey LLC	Class 5- Retailer License No.RE000011	Deptford, NJ	04/17/25	Adult Use Dispensary
Columbia Care New Jersey LLC	Alternative Treatment Center License No. MRE000045	Mays Landing	12/31/25	Medical Dispensary

ATC Permits expire annually and require the submittal of a renewal application 60-days prior to the expiration of an ATC permit. Provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the permit, Columbia Care New Jersey would expect to receive a renewed permit in the ordinary course of business.

Adult-use licenses expire a year after issuance and require the submittal of a renewal application 90-days prior to the expiration of such licenses. For Expanded ATCs renewal application must be accompanied by a certification as to the continued material accuracy of the Expanded ATC's previously approved license application, submission of new written approval from the municipality in which the ATC is located, and the approval of all required renewal fees. Columbia Care New Jersey would expect to receive all requisite renewed adult-use licenses in the ordinary course.

New Jersey Dispensary Requirements

ATCs and Expanded ATCs are subject to a number of regulations regarding their policies, procedures, records, and reporting, both under the medical and adult-use regulations. For example, ATCs and Expanded ATCs must develop oversight procedures including but not limited to procedures to ensure dispensing operations; security policies; inventory protocols; pricing standards; crime prevention plans general business records; detailed sales records; and detailed personnel and training records. ATCs and Expanded ATCs must provide substantial training for their employees and must maintain an alcohol and drug-free workplace.

Holders of an ATC and Expanded ATC permit are subject to a detailed regulatory scheme encompassing: security, staffing, point-of-sale systems, manufacturing standards, hours of operation, delivery, advertising and marketing, product labeling, records and reporting, age verification, and more.

New Jersey Storage, Security, and Transportation Requirements

Each ATC and Expanded ATCs is required to provide effective controls and procedures to guard against theft and diversion of cannabis including, when appropriate, systems to protect against electronic records tampering. ATCs and Expanded ATCs are required to conduct detailed monthly inventories and an annual comprehensive inventory.

Each ATC and Expanded ATC must install, maintain in good working order and operate a safety and security alarm system at its authorized physical addresses that will provide suitable protection 24 hours a day, seven days a week against theft and diversion and that includes, but not limited to, (i) immediate automatic notification to alert state or local police agencies to an unauthorized breach of security; and (ii) a backup system that activates immediately and automatically upon a loss of electrical support and that immediately issues either automatically or electronic notification to state or local police agencies of the loss of electrical support. In the event of a failure of the security alarm system due to a loss of electrical support or mechanical malfunction that is expected to last longer than eight hours, an ATC must notify the CRC and either provide alternative security measures or close the affected facilities until service is restored. Finally, each ATC must equip its interior and exterior premises with electronic monitoring, video cameras, and panic buttons.

New Jersey CRC Inspections

ATCs and Expanded ATCs are subject to inspection by the CRC at any time, with or without notice. ATCs and Expanded ATCs must provide immediate access to all facilities, materials, and information requested by the CRC. Failure to cooperate with an onsite assessment and or to provide the CRC access to the premises or information may be grounds to revoke the permit of the ATC or Expanded ATCs and to refer the matter to state law enforcement agencies. If a problem is discovered, the ATC or Expanded ATCs must notify the CRC in writing, with a postmark date that is within 20 business days of the date of the notice of violations, of the corrective actions the ATC has taken to correct the violations and the date of implementation of the corrective actions.

NEW YORK

New York Regulatory Landscape

In July 2014, the New York Legislature and Governor enacted the Compassionate Care Act (A06357E, S07923) (the "**CCA**") to provide a comprehensive, safe and effective medical marijuana program to meet the needs of New Yorkers. The program allows ten (10) registered organizations ("**Registered Organizations**") to hold vertically integrated licenses and service qualified patients and caregivers. Limited product types are allowed in the state and smoking of cannabis flower is prohibited. The New York State Department of Health ("**NYSDOH**") was the regulatory agency overseeing the medical marijuana program at that time and has since been replaced by the New York State Office of Cannabis Management ("NYSOCM") The Company (through its subsidiary in the State of New York) is in compliance with applicable licensing requirements and the regulatory framework enacted by the State of New York.

On March 31, 2021, New York became the 16th state to legalize the adult-use of marijuana with the enactment of Senate Bill S854A, also known as The Marihuana Regulation and Taxation Act (the "**MRTA**"). Under MRTA, the medical marijuana program was changed in several ways. A new Cannabis Control Board, and within it the Office of Cannabis Management (collectively as the "NYSOCM")—an independent agency operating —is responsible for regulating the adult-use marijuana market, the medical marijuana program and hemp cannabinoid program. The list of medical conditions covered under the CCA are widened to include additional qualifying conditions, medical patients are no longer be restricted from smoking medical marijuana, and the limit on marijuana supply for medical patients was doubled. Medical marijuana license holders may also be allowed to double their existing number of dispensaries for up to a total of eight dispensaries, but no more than three of the dispensary locations will be permitted to serve as collocated adult-use marijuana retail stores, while the other five dispensaries will serve medical patients only. The legislation took effect immediately, though full implementation remains ongoing while the NYSOCM develops regulations for the adult-use marijuana program and revises medical regulations.

Under MRTA and regulations promulgated by the NYOCM, registered Organizations are permitted to convert into one (1) of two (2) adult-use license types should they wish to convert to adult-use: (1) Registered Organizations Non-Dispensing ("ROND"), which is a hybrid-medical adult-use Registered Organization that is authorized to operate as an adult-use cultivator, processor, wholesaler and distributor, but not as a collocated dispensary for adult use consumers; or (2) Registered Organization with Dispensing ("ROD"), which is authorized to engage in adult-use cultivation, processing, distribution, and retail, but is only permitted to co-locate for medical and adult-use in three (3) of its four (4) existing medical dispensaries. The application to operate as either a ROND or ROD license must be accompanied by: (1) a community impact plan; (2) an energy and environmental plan; (3) a medical patient prioritization plan; and (4) a co-location retail dispensary operating plan if applying as a ROD. In December 2023, NYSOCM approved nine of the ten operational Registered Organizations, including Columbia Care NY LLC, to expand into designated ROND or ROD licensure and those businesses have since operationalized their licenses. The total fee for registered organizations to expand their operations into adult use is $20 million with at least $5 million due at the time the ROD license is issued; and the remainder paid as follows: $5 million paid within 180 days of the opening of the ROD's second co-located dispensary; and (b) $5 million installments paid within 30 days of each $100 million in revenue generated by the ROD, up to $200 million;

In February 2024, NYSOCM issued the first batch of adult-use licenses from its November 2023 application window. As of the NYSOCM's February 18, 2025 Cannabis Control Board Meeting, the NYSOCM has issued 1,510 total adult-use cannabis licenses across 5 license types and is currently reviewing an additional 993 license applications.

New York Licenses

Columbia Care NY LLC, a wholly-owned subsidiary of the Company, holds certificates of registration for cultivation and manufacturing in Rochester, New York, and Riverhead, New York and for dispensing in Riverhead, Brooklyn, New York (City), and Rochester, New York as well as a certificate of registration for cultivation and manufacturing of adult use cannabis in Rochester, New York and Riverhead, New York (collectively, the "**New York Licenses**"). Pursuant to the CCA and regulations by the NYSOCM , the New York Licenses collectively permit Columbia Care NY LLC to acquire, possess, manufacture, sell, transport, and distribute medical and adult use cannabis, and dispense medical cannabis at its four medical dispensaries in the State of New York. The table lists the licenses issued to Columbia Care NY LLC in respect of its operations in New York.

In December 2023, Columbia Care NY LLC received its Registered Organization Non-Dispensing ("ROND") license that permits Columbia Care NY LLC to acquire, possess, manufacture, sell transport and distribute adult use cannabis products at its Rochester and Riverhead cultivation and manufacturing facilities. Upon payment of a $5 million license conversion fee to the NYSOCM, Columbia Care NY LLC will receive approval to expand its adult use operations into collocated dispensing at one of its four existing dispensaries, without the need to submit additional applications to the NYSDOH or be subject to a public hearing. Upon payment of another $5 million to NYSOCM, Columbia Care NY LLC could expand its adult use dispensing operations to collocating at three of dispensaries. .

Holding Entity	Permit/License	City	Expiration/ Renewal Date (if applicable) (MM/DD/YY)	Description
Columbia Care NY LLC	Certificate of Registration; License No. MM0301M	Rochester, NY	11/16/25	Medical Cultivation and Manufacturing
Columbia Care NY LLC	Certificate of Registration; License No. MM0307M	Riverhead, NY	11/16/25	Medical Cultivation and Manufacturing
Columbia Care NY LLC	Certificate of Registration; License No. MM0302D	New York, NY	11/16/25	Medical Dispensary
Columbia Care NY LLC	Certificate of Registration; License No. MM0303D	Riverhead, NY	11/16/25	Medical Dispensary
Columbia Care NY LLC	Certificate of Registration; License No. MM0306D	Brooklyn, NY	11/16/25	Medical Dispensary
Columbia Care NY LLC	Certificate of Registration; License No. MM0305D	Rochester, NY	11/16/25	Medical Dispensary
Columbia Care NY LLC	Cannabinoid Hemp Retail License No. OCM-HMPR-24-08081-001	Brooklyn, NY	04/18/25	Cannabinoid Hemp Retail
Columbia Care NY LLC	Cannabinoid Hemp Retail License No OCM-HMPR-24-08081-002	Rochester, NY	04/18/25	Cannabinoid Hemp Retail
Columbia Care NY LLC	Cannabinoid Hemp Retail License No. OCM-HMPR-24-08081-003	New York, NY	04/18/25	Cannabinoid Hemp Retail
Columbia Care NY LLC	Cannabinoid Hemp Retail License No. OCM-HMPR-24-08081-004	Riverhead, NY	04/18/25	Cannabinoid Hemp Retail
Columbia Care NY LLC	Registered Organization Non-Dispensing (ROND), License No. OCM-ROND-23-000001	Rochester, NY and Riverhead, NY	12/10/25	Adult Use Cultivation, Manufacturing, Distributor and Wholesaler
Columbia Care NY LLC	Cannabinoid Hemp Distributor Permit, License No. OCM-HMPD-24-01044	Rochester, NY and Riverhead, NY	4/26/2025	Cannabinoid Hemp Distributor Permit

The New York Licenses are renewed every two years. Before the two-year period ends, licensees are required to submit a renewal application per guidelines published by the NYSOCM. While renewals are granted every two years, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, and the company has active medical cannabis dispensing at four (4) locations, Columbia Care NY LLC would expect to receive the applicable renewed license in the ordinary course of business.

New York Regulations

The New York Licenses permit the sale of medical cannabis products to any qualified patient who possess a physician's recommendation and the sale of adult use cannabis to any licensed business in New York State. Under the terms of the New York Licenses, Columbia Care NY LLC is permitted to sell NYSOCM approved medical marijuana manufactured products to any qualified patient, provided that the patient presents a valid government-issued photo identification and NYSOCM-issued registry identification card proving the patient or designated caregiver meets the statutory conditions to be a qualified patient or designated caregiver.
Only registered pharmacists can dispense medical marijuana to approved patients and caregivers.

Columbia Care NY LLC is vertically integrated and has the capabilities to cultivate, harvest, process, transport, sell, and dispense cannabis products. Columbia Care NY LLC ceased medical home delivery operations in 2024.

New York Dispensary Requirements

Under New York State's medical cannabis program, a qualified pharmacist must be present at a dispensary whenever medical marijuana products are being dispensed or handled. Medical dispensing facilities can only sell approved medical marijuana products, related products necessary for the approved forms of administration of medical marijuana, and items that promote health and well-being subject to approval of the NYSOCM and only in such a manner as does not increase risks of diversion, theft or loss of approved medical marijuana products or risk physical, chemical or microbial contamination or deterioration of approved medical marijuana products.

No marijuana products may be consumed at a dispensary. Medical dispensaries must maintain patient confidentiality, including by keeping security footage secure. Medical dispensaries must affix a label to each medical marijuana product which (1) identifies the patient and caregiver (if any); (2) contains the name of the certifying practitioner, (3) identifies the dispensary name, address, and phone number; (4) provides the dosing and administration instructions; (5) gives the quantity and date dispensed; (6) lists any recommendation or limitation by the practitioner as to the use of medical marijuana; and (7) includes the expiration date of the product once opened. Each package must also include a safety insert approved by NYSOCM. Columbia Care NY LLC does not conduct recreational cannabis dispensary operations.

New York Reporting Requirements

The state of New York has selected BioTrackTHC's solution as the state's T&T system used to track commercial cannabis activity and seed-to-sale. The BioTrack system is required to serve as all Registered Organizations' patient verification system but is optional as the Registered Organization facing tracking system.

Every month the NYSOCM requests a dispensing report in Excel format, via email, showing the products dispensed for the month. All other data is pulled by the NYSOCM directly from Columbia Care NY LLC's seed-to-sale tracking system. Registered Organizations are also required to submit quarterly cultivation and manufacturing reports to the NYSOCM.

New York Storage, Transportation and Security Requirements

Registered Organizations must comply with a range of storage and security measures designed to ensure the safety and security of the cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products. Registered Organizations must work to ensure that manufacturing and dispensing facilities maintain all security system equipment and recordings in a secure location with access limited to surveillance personnel, law enforcement, security system service employees, the NYSOCM or its authorized representative, and others when approved by the NYSOCM. Security equipment must be kept in working order and periodically tested.

Marijuana must be stored in a secure area accessible to a minimum number of employees to prevent diversion, theft, loss, and contamination or deterioration of the product. Approved safes, vaults or any other approved equipment or areas used for the manufacturing or storage of marijuana and approved medical marijuana products must be securely locked or protected from entry, except for the actual time required to remove or replace marijuana or approved medical marijuana products.

Prior to transporting medical marijuana, Registered Organizations must complete a shipping manifest using a form determined by the NYSOCM. Registered Organizations are no longer required to submit shipping manifests to NYSOCM, but rather must maintain all shipping manifests and make them available to NYSOCM upon request. Pursuant to section 113.14(l)(2) of the regulations, manifests must be maintained for a minimum of 5 years. These records may be maintained electronically. This applies to all shipping manifests, including internal manifests, wholesale manifests, manifests to the lab and home delivery manifests. Registered Organizations are required to maintain compliance with all applicable regulations during the transport and delivery of cannabis and cannabis products, including but not limited to section 113.14(l).

Approved marijuana products must be transported in a locked storage compartment that is part of the vehicle transporting the marijuana and in a storage compartment that is not visible from outside the vehicle. Employees, when transporting approved marijuana products, travel directly to their destination(s) and may not make unnecessary stops in between. Delivery times must be randomized, transportation vehicles must be staffed by at least two employees, and a copy of the shipping manifest must be on hand while transporting or delivering approved medical marijuana products.

All cannabis businesses must make their books, records, and facilities available to NYSOCM for monitoring, on-site inspection, and audit purposes, including but not limited to periodic inspections and evaluations. If a problem is found by NYSOCM the registered organization must submit a plan of correction within 15 days.

New York Hemp

The NYSOCM also has regulatory authority over New York's industrial hemp program. That program creates a licensing regime for growers, processors, retailers, and of industrial hemp and hemp cannabinoid products, and subjects such licensees to recordkeeping, product-quality testing, transportation, disposal, and security requirements. The NYSOCM has authority to inspect a registered premises as often and to the extent necessary to ensure compliance with hemp laws and regulations. Columbia Care NY LLC would expect to receive the applicable renewed license in the ordinary course of business.

OHIO

Ohio Regulatory Landscape

House Bill 523, effective on September 8, 2016, legalized medical marijuana in Ohio. The Ohio Medical Marijuana Control Program ("**MMCP**") allows people with certain medical conditions, upon the recommendation of an Ohio- licensed physician certified by the State Medical Board, to purchase and use medical marijuana. House Bill 523 required that the framework for the MMCP would be in place no later than September 2018. This timeframe allowed for a deliberate process to ensure the safety of the public and to promote access to a safe product. Sales of medical marijuana in Ohio began in January 2019.

The Ohio Division of Cannabis Control is responsible for overseeing medical marijuana cultivators, processors and testing laboratories, as well as medical marijuana retail dispensaries, the registration of medical marijuana patients and caregivers, the approval of new forms of medical marijuana. The State Medical Board of Ohio is responsible for certifying physicians to recommend medical marijuana and may add to the list of qualifying conditions for which medical marijuana can be recommended.

Several forms of marijuana are legal in Ohio, these include: inhalation of marijuana through a vaporizer (not direct smoking), oils, Tinctures, plant material, edibles, patches and any other forms approved by the Division, which are subject to change in pending regulations. In 2022, the Board of Pharmacy awarded provisional dispensary licenses and amended its regulations to, among other things, add new requirements for renewals of dispensary key employee registrations and dispensary financial audits submitted to the board. The Department of Commerce also amended its regulations in 2022 to, among other things, add new testing requirements and require patient caregivers to be Ohio residents. The Board of Pharmacy and the Department of Commerce combined to form the Division of Cannabis Control.

On November 7, 2023, the Ohio voters passed Issue 2 approving an inferred statute that allows adults to purchase and consume marijuana. The Ohio legislature can make changes to the language of the inferred statute at any time. The Division of Cannabis Control implements the frameworks for the non-medical cannabis program, including the issuance of new non-medical (dual use) licenses, the first of which were issued on August 6, 2024. The Division of Cannabis Control also proposes and implements rules that govern the program and is responsible for licensing and regulating non-medical medical marijuana cultivators, processors and testing laboratories, as well as non-medical marijuana retail dispensaries.

The Company (through its subsidiaries in the State of Ohio) follows the applicable licensing requirements and the regulatory framework enacted by the State of Ohio.

Licenses in the State of Ohio

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Columbia Care OH LLC	Certificate of Operation CCC000028-00	Mount Orab, OH	07/01/25	Certificate of Operation to Cultivate Medical Marijuana
Columbia Care OH LLC	Certificate of Operation CCP000041-00	Mount Orab, OH	02/19/25	Certificate of Operation to Plant-Only Processing of Dual-Use Marijuana
Cannascend Alternative LLC, dba Columbia Care	Certificate of Operation CCD000051-00	Dayton, OH	07/01/25	Dual-Use Dispensary Certificate of Operation
Cannascend Alternative Logan, LLC dba Columbia Care	Certificate of Operation CCD000049-00	Logan, OH	07/01/25	Dual-Use Dispensary Certificate of Operation
Cannascend Alternative LLC dba Columbia Care	Certificate of Operation CCD000050-00	Monroe, OH	07/01/25	Dual-Use Dispensary Certificate of Operation
Cannascend Alternative LLC dba Columbia Care	Certificate of Operation CCD000048-00	Marietta, OH	07/01/25	Dual-Use Dispensary Certificate of Operation
Corsa Verde LLC	Certificate of Operation CCP000025-00	Columbus, OH	12/15/25	Certificate of Operation to Process Dual-Use Marijuana
Green Leaf Medical of Ohio II, LLC dba gLeaf	Certificate of Operation CCD000052-00	Warren, OH	07/01/25	Dual-Use Dispensary Certificate of Operation

Ohio Operating Requirements

Cultivators must establish, maintain, and comply with the policies and procedures contained in the operations plans submitted as part of their applications. The operations plans must include policies and procedures for the production, storage, inventory, and transportation of marijuana. Cultivators must also submit and maintain a quality control plan, and they are limited to the use of pesticides, fertilizers, and other chemical approved by the Division of Cannabis Control. Moreover, cultivators are subject to recordkeeping and reporting requirements regarding their use of such chemicals.

Cultivators must follow strict regulations, such as cultivations may not sell marijuana to patients or caregivers, nor may they permit the consumption of marijuana on their premises. A cultivator may not grow a prohibited form of marijuana that is not registered and approved by the department. A cultivator shall not sell plant material that exceeds thirty-five per cent THC content. Finally, a licensed cultivator may not directly or indirectly discriminate in price between different processor or dispensary facilities that are purchasing a like grade, strain, brand, quality, and quantity of marijuana.

Dispensaries in Ohio may only dispense to qualified patients over the age of 18 or their caregiver, and adults over the age of 21. Each dispensary must use a scanner approved by the division to retrieve patient registry data by scanning patient or caregiver registry identification cards and government issued photographic identification. Dispensaries may only be open between the hours of 7 am and 11 pm and must be open for a minimum of 35 hours per week, must have at least two employees in the dispensary during all hours of operation, and must follow record keeping requirements pertaining to the business.

All records relating to the purchase or return, dispensing, distribution, destruction, and sale of cannabis must be maintained under appropriate supervision and control to restrict unauthorized access on the licensed premises for a five-year period.

Ohio Reporting Requirements

Ohio uses the METRC system as its seed-to-sale tracking system. Licensees are required to use METRC to push data to the state to meet all of the reporting requirements. Dispensaries must use METRC to provide data to the Division of Cannabis Control on a real-time basis. A dispensary's designated representative shall conduct the inventory at least once a week. Records of each day's beginning inventory, acquisitions, sales, disposal and ending inventory shall be kept for a period of three years.

Ohio Storage, Transportation, and Security Requirements

Licensees must follow storage, transportation, and security requirements. This includes, but is not limited to, storing marijuana inventory at its cultivation facility in a designated, enclosed, locked facility identified in its plans and specifications that it submitted to the Division of Cannabis Control. A cultivation facility must install a commercial grade security alarm system to prevent and detect diversion, theft, or loss. The facility also must maintain surveillance equipment to capture the entire facility and provide direct access to the regulator on a real-time basis. Prior to transporting any marijuana, regardless of form, a marijuana entity must maintain a transportation log, in writing. A copy of this log must be sent to the receiving entity before the close of business on the business day prior to transport. A copy of the log must also be in the vehicle at all times while it is transporting marijuana products. All such logs must be maintained and provided to law enforcement upon request.

Vehicles used to transport marijuana must be insured as required by law and staffed with a minimum of two registered employees, with at least one employee remaining with the vehicle at all times that the vehicle contains marijuana. The marijuana must be kept in a locked container or compartment, and it must not be visible from outside the vehicle. The vehicle must be unmarked. The employees must notify the sending marijuana entity when the delivery has been completed.

Dispensaries must restrict access areas and keep stock of marijuana in secured area enclosed by a physical barrier with suitable locks and an alarm system capable of detecting entry at a time when licensed dispensary employees are not present. Marijuana must be stored at appropriate temperatures and under appropriate conditions to help ensure that its identity, strength, quality and purity are not adversely affected.

Additionally, dispensaries must have a security system that remains operational at all times and that uses commercial grade equipment to prevent and detect diversion, theft or loss of cannabis.

Video cameras at a dispensary must be positioned at each point of egress and each point of sale. The cameras must capture the sale, the individuals and the computer monitors used for the sale. Video surveillance recording must operate 24 hours a day, seven days a week. Recording from all video cameras during hours of operation must be made available for immediate viewing by the Division of Cannabis Control and must be maintained for at least six months.

Division of Cannabis Control Inspections

The Ohio Division of Cannabis Control may, at any time it determines an inspection is needed, with or without notice, conduct an inspection of a licensed facility to ensure compliance with the facility's application and state laws and regulations. An inspection of a cultivator may include, without limitation, investigation of standards for safety from fire on behalf of the department by the local fire protection agency. If a local fire protection agency is not available, the division of state fire marshal may conduct the inspection after the cultivator pays the appropriate fee to the division of state fire marshal for such inspection. If a problem is detected during an inspection, the cultivator must produce a plan of correction within ten business days. Likewise, the Division of Cannabis Control may conduct unannounced dispensary inspections and testing of marijuana samples. The Division of Cannabis Control may enter dispensaries and conduct inspections of all areas and of all pertinent equipment, containers and materials and data.

PENNSYLVANIA

Pennsylvania Regulatory Landscape

The Pennsylvania medical marijuana program was signed into law on April 17, 2016 under Act 16 and provided access to state residents with one of 17 qualifying conditions, including epilepsy, chronic pain, and PTSD. The state, which consists of over 12 million U.S. citizens and qualifies as the fifth largest population in the US, operates as a high- barrier market with very limited market participation. The state originally awarded only 12 licenses to cultivate/process and 27 licenses to operate retail dispensaries (which entitled holders to up to three medical dispensary locations).

The program was expanded in 2018 through the issuance of 13 additional cultivation/processing licenses and 23 additional dispensary licenses. The program saw further expansion in 2018 and 2019 when the Pennsylvania Department of Health expanded the list of qualifying medical conditions to include conditions such as cancer remission therapy, opioid addiction therapy, Tourette syndrome and anxiety disorders. In the introductory months of the program, Pennsylvania's medical marijuana dispensaries experienced supply shortages that rendered the market unable to keep up with demand. It was announced on April 17, 2018 that dry flower would be included in the regulations as an approved product form for sale and consumption (in addition to the already approved forms of concentrates, pills, and tinctures).

Subsequent updates to the medical marijuana program in 2021 saw expansion of the caregiver program and an increase in patient supply purchasing limits from 30-days to 90-days. The Pennsylvania Department of Health promulgated final regulations for the medical marijuana program that became effective on March 4, 2023. These final regulations were substantially the same form as the temporary and proposed permanent regulations previously governing the medical marijuana program, but contained additional language addressing employee training and permitting licensed Grower Processors to obtain hemp and hemp-derived CBD from hemp licensed in the Commonwealth of Pennsylvania.

The Company (through its subsidiary in the State of Pennsylvania) follows applicable licensing requirements and the regulatory framework enacted by the State of Pennsylvania.

Pennsylvania Licenses

Under applicable laws, the grower/processor license permits Cannabis Company to cultivate, manufacture and process marijuana and marijuana products and sell such products to dispensaries, and the dispensary license permits the Company to purchase marijuana and marijuana products from cultivation/processing facilities, and to sell marijuana and marijuana products to registered patients pursuant to the terms of the license. The license is issued by the Pennsylvania Department of Health (the **"Department"**) under the provisions of the Medical Marijuana Act (35 P.S. §§ 10231.101—10231.2110) and Chapters 1141, 1151 and 1161 of the Pennsylvania regulations. The license is, as of the date hereof, active with the Commonwealth of Pennsylvania.

All dispensaries and grower/processors must register with the Department. Registration certificates are valid for a period of one year and are subject to annual renewals after required fees are paid and the business remains in good standing. Renewal requests are typically communicated through email and include a renewal form. Provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, the Company would expect to receive the applicable renewed license in the ordinary course of business.

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Columbia Care Pennsylvania, LLC	Permit to Operate a Medical Marijuana Dispensary Facility, No. Permit D-2009-17	Allentown, PA; Scranton, PA; and Wilkes-Barre, PA	06/29/25	Medical Marijuana Dispensary License
Green Leaf Medicals, LLC	Permit to Operate a Medical Marijuana Grower/Processor Facility, No. GP-18-3005	Saxton, PA	07/31/25	Medical Marijuana Grower Processor License

Pennsylvania Dispensary and Grower/Processor Requirements

In order to maintain its permit, a dispensary or grower/processor must continue to meet all of the qualifications for obtaining such permit. Dispensaries must purchase marijuana only from authorized growers and processors. They may sell devices related to the use of medical marijuana, but only with the Department's prior written approval. Dispensaries must require a valid identification card from each patient or caregiver and verify it via electronic tracking system before dispensing any product. A dispensary may not dispense (1) a quantity of marijuana greater than the amount indicated on a patient's certification, (2) a form or dosage of product that is listed as a restriction or limitation on the patient certification, (3) or a form of medical marijuana product which is not permitted by law or regulation. Dispensaries cannot dispense more than a 90-day supply at one time, and subject to additional requirements in the Department of Health's final regulations. Moreover, dispensaries are subject to certain advertising and promotional restrictions. A dispensary may not permit a patient to self- administer medical marijuana products at the facility unless the patient is also an employee of the dispensary, and the dispensary permits self-administration of medical marijuana products at the facility by the employees.

Licensed grower/processors may grow, process, possess, sell or offer to sell seeds, immature medical marijuana plants, medical marijuana plants, medical marijuana or medical marijuana products to other medical marijuana organizations, as applicable. A grower/processor shall have security and surveillance systems, utilizing commercial-grade equipment, to prevent unauthorized entry and to prevent and detect an adverse loss, including: (i) a professionally-monitored security alarm system; (ii) a professionally-monitored security and surveillance system that is operational 24 hours per day, 7 days per week and records continuously in images capable of clearly revealing facial detail; (iii) the ability to record and store all images captured by each surveillance camera for a minimum of 180 days, unless otherwise required for investigative or litigation purposes, in a format that may be easily accessed for investigative purposes; and (iv) a security alarm system separate from the facility's primary security system covering the limited access area or other room where the recordings are stored. The grower/processor shall designate employees to continuously monitor the security and surveillance systems at the facility.

Licensees must maintain their facilities in sanitary condition. Generally, employees working in direct contact with medical marijuana products must comply with the food-handling regulations of Pennsylvania. Employees and visitors must have access to adequate hand-washing facilities and sanitary lavatories. Licensees may not employ individuals under the age of eighteen.

Pennsylvania Reporting Requirements

The Commonwealth of Pennsylvania uses MJ Freeway as the state's computerized T&T system for seed-to-sale. Individual licensees are required to use MJ Freeway to push data to the state to meet all reporting requirements. Columbia Care Pennsylvania LLC integrates its in-house software with the state's MJ Freeway program to capture the data points required by the Pennsylvania medical marijuana laws and regulations.

Pennsylvania Storage, Transportation, and Security Requirements

The regulations require a dispensary to have a locked limited access area for the storage of medical marijuana that is expired, damaged, deteriorated, mislabeled, contaminated, recalled or whose containers or packages have been opened or breached until such product is returned to the grower/processor.

Licensees must have a security system with professional monitoring, 24-hours a day and seven days a week, and fixed cameras on the interior and exterior of the facilities. The surveillance system must store data for a period of four years in a readily available format for investigative purposes.

Unless otherwise approved by the Department, a dispensary may deliver medical marijuana products to a medical marijuana organization only between 7 a.m. and 9 p.m. for the purposes of transporting medical marijuana products among the permittee's dispensary locations and returning medical marijuana products to a grower/processor. Dispensaries may not transport medical marijuana products outside of Pennsylvania, and they must use a global positioning system to ensure safe, efficient delivery of the medical marijuana products to a medical marijuana organization. Dispensaries may not offer delivery of medical marijuana. Dispensaries must have an enclosed, secure area out of public sight for the loading and unloading of medical marijuana products into and from a transport vehicle.

All vehicles used in the transport of marijuana must be unmarked and equipped with a secure lockbox or locking cargo area. Products must be appropriately packaged and labeled. If transporting perishable medical marijuana products, they must be temperature controlled. They must display current inspection stickers and be insured for a commercially reasonable amount. Each vehicle must be staffed with at least two people while transporting marijuana, with at least one team member remaining in the vehicle at all times. Each team member must have access to a secure form of communication with the dispensary and have a valid driver's license. Team members must not wear clothing or symbols related to marijuana, and they must carry an identification badge or card at all times and produce it to law enforcement upon request. The team must also carry a transportation manifest and provide a copy to the recipient of the medical marijuana products.

Department Inspections

The Department may conduct announced or unannounced inspections or investigations to determine the medical marijuana organization's compliance with its permit and all relevant laws and regulations. Such inspection or investigation may include (1) inspection of a medical marijuana organization's site, facility, vehicles, books, records, papers, documents, data, and other physical or electronic information; (2) questioning of employees, principals, operators, financial backers, authorized agents of, and any other person or entity providing services to the medical marijuana organization; and (3) inspection of a grower/processor facility's equipment, instruments, tools and machinery that are used to grow, process and package medical marijuana, including containers and labels. Failure to provide immediate access to any of the materials, information, or individuals listed above may result in the imposition of a civil monetary penalty, suspension or revocation of the medical marijuana organization's permit, or an immediate cessation of its operations pursuant to a cease-and-desist order issued by the Department.

VIRGINIA

Virginia Regulatory Landscape

In 2017, Virginia commenced a program to allow registered patients to use CBD oil or THC-A oil. The program is governed by Va. Code Ann. § 54.1-3442.5 *et seq.*, and by emergency regulations enacted by the Virginia Board of Pharmacy (the "**Virginia Board**") at 18 VAC 110-60-10 *et seq.* "Registered patients" means any Virginia resident who has received a written certification for the use of CBD oil or THC-A oil from a practitioner (which includes nurse practitioners and physician assistants) to alleviate the symptoms of any diagnosed condition or disease, and who has been issued a registration by the Virginia Board. Virginia's program allows the Virginia Board to license "pharmaceutical processors," which are vertically integrated operations that can cultivate, process, and dispense CBD oil and THC-A oil in concentrations to be established by the Virginia Board that cannot exceed 10 mg of THC per dose. The oils can be processed into other formulations, such as capsules or lozenges. The state has limited licensure to one pharmaceutical process per "health service area," as defined by the State Board of Health. There are currently five health service areas. Following an initial cultivation period, pharmaceutical processors cannot maintain more than 12 cannabis plants per patient and cannot maintain CBD oil or THC-A oil in excess of what is required for normal operations. In 2020, the Virginia Board amended Title 18 of the Virginia Administrative Code 110-60, *et. seq*. and in February 2021, the Virginia Board adopted emergency rules amending Title 18 of the Virginia Administrative Code 110-60, *et. seq.* effective February 8, 2021 through August 7, 2022. These rules and emergency rules implement the changes as laid out in the Amendment. "Cannabis dispensing facility" means a facility that (i) has obtained a permit from the Board pursuant to § 54.1-3442.6; (ii) is owned, at least in part, by a pharmaceutical processor; and (iii) dispenses cannabis oil produced by a pharmaceutical processor to a registered patient, his registered agent, or, if such patient is a minor or an incapacitated adult as defined in § 18.2-369, such patient's parent or legal guardian. "Temporarily resides" means a person that does not maintain a principal place of residence within Virginia but resides in Virginia on a temporary basis as evidenced by documentation substantiating such temporary residence.

On April 7, 2021, a majority of both houses of the Virginia legislature voted to legalize adult-use marijuana. Virginia Senate Bill 1406/House Bill 2312 legalizes the retail sale of marijuana products to adults over the age of 21 and establishes the Virginia Cannabis Control Authority to oversee the cultivation, manufacture, wholesale, and retail sale of marijuana and marijuana products. Under the new law, home cultivation and personal possession of marijuana became legal July 1, 2021, but retail sales were not set to begin until January 1, 2024, at the earliest. Critically, key elements of this legislation were subject to re-enactment by the Virgina General Assembly in the 2022 session. Also in 2021, the state passed legislation, Senate Bill 1333/ House Bill 2218 allowing the production and dispensing of botanical medical cannabis products.

In 2022 and 2023, the Virginia General Assembly passed, and Governor Glenn Youngkin signed into law, a series of statutory amendments to the adult use cannabis legislation and affecting the medical cannabis program. Among other things, the amendments transfer oversight and administration of the medical cannabis program from the Board of Pharmacy to the Virginia Cannabis Control Authority **("Virginia CCA")** effective January 1, 2024, established new restrictions on advertising medical cannabis, allowed pharmacists employed by pharmaceutical processors to issue written certifications subject to oversight by the processor's medical director and under other conditions, adds labeling requirements for medical cannabis products, and recriminalizes possession of more than four (4) ounces of cannabis in public. The 2022 General Assembly did not, however, re-enact provisions of Senate Bill 1406 necessary to create an adult-use cannabis retail market.

On April 7, 2021, a majority of both houses of the Virginia legislature voted to legalize adult-use marijuana. Virginia Senate Bill 1406/House Bill 2312 legalizes the retail sale of marijuana products to adults over the age of 21 and establishes the Virginia Cannabis Control Authority to oversee the cultivation, manufacture, wholesale, and retail sale of marijuana and marijuana products.

Under the new law, home cultivation and personal possession of marijuana became legal July 1, 2021, but retail sales were not set to begin until January 1, 2024, at the earliest. Critically, key elements of this legislation were subject to re-enactment by the Virginia General Assembly in the 2022 session. Also in 2021, the state passed legislation, Senate Bill 1333/House Bill 2218 allowing the production and dispensing of botanical medical cannabis products.

In 2022 and 2023, the Virginia General Assembly passed, and Governor Glenn Youngkin signed into law, a series of statutory amendments to the adult use cannabis legislation and affecting the medical cannabis program. Among other things, the amendments transfer oversight and administration of the medical cannabis program from the Board of Pharmacy to the Virginia

Cannabis Control Authority (**"Virginia CCA"**) effective January 1, 2024, established new restrictions on advertising medical cannabis, allowed pharmacists employed by pharmaceutical processors to issue written certifications subject to oversight by the processor's medical director and under other conditions, adds labeling requirements for medical cannabis products, and recriminalizes possession of more than four (4) ounces of cannabis in public. The 2022 General Assembly did not, however, re-enact provisions of Senate Bill 1406 necessary to create an adult-use cannabis retail market.

The Company (through its subsidiary in the Commonwealth of Virginia) follows the regulatory framework enacted by the Commonwealth of Virginia.

Virginia License Requirements

The pharmaceutical processor permit application process includes three stages: initial application, awarding of conditional approval, and granting of a permit. In the first stage, the applicant must submit an application fee and an application that includes: identifying information regarding the applicant and its owners; the location within the health service area that is to be operated under such permit; financial information to demonstrate its capacity to build and operate a facility; a detailed security plan; documents establishing the applicant's ability to conduct business in Virginia and its compliance with applicable ordinances and codes; information necessary for the Virginia CCA to conduct criminal background checks; information about any previous or current involvement in the medical cannabis industry; information about any prior applications for medical cannabis licensure in any state; business or marketing plans; text and graphic materials showing the exterior appearance of the proposed facility; building documents including a detailed blueprint; documents related to any compassionate need program the pharmaceutical processor intends to offer; information about the applicant's expertise in agriculture and other production techniques required to produce medical cannabis and to safely dispense such products; and other documents required by the Virginia CCA. As part of the initial application process, the Virginia CCA conducts criminal background checks on applicants.

Following review, the Virginia CCA notifies applicants of denial or conditional approval. If granted conditional approval, an applicant has one year to complete all requirements for issuance of a permit to include employment of a Pharmacist-in-Charge ("**PIC**") and other personnel necessary for operation of a pharmaceutical processor, the construction or remodeling of a facility, installation of equipment, and securing local zoning approval.

If an applicant has been awarded a pharmaceutical processor permit and has not commenced operation of such facility within 180 days of being notified of the issuance of a pharmaceutical processor permit, the Virginia CCA may rescind the permit, unless such delay was caused by circumstances beyond the control of the permit holder. If a permit is so rescinded, the Virginia CCA may award a pharmaceutical processor permit to another qualified applicant. Once the permit is issued, cannabis may not be grown or held in the pharmaceutical processor earlier than two weeks prior to the opening date designated on the application. Once cannabis has been placed in the pharmaceutical processor, a pharmacist shall be present during hours of operation to ensure the safety, security, and integrity of the cannabis. If there is a change in the designated opening date, the pharmaceutical processor shall notify the Virginia CCA, and a pharmacist shall continue to be on site on a daily basis.

The Virginia CCA may issue up to five cannabis dispensing facility permits in each health service area. A permit may be issued to a facility that is owned, at least in part, by the pharmaceutical processor located in that health service area for dispensing cannabis oil that has been cultivated and produced on the premises of the processor. Each dispensing facility shall be located within the same health service area as the pharmaceutical processor.

The Virginia CCA will conduct an inspection of the facility prior to issuing a permit. The permit shall not be awarded until any deficiency with the facility has been corrected and the facility has been satisfactorily inspected. The cannabis dispensing facility must be operational within 90 days of the date the permit is issued or the Virginia CCA will either rescind or extend the permit.

Virginia Operating Requirements

Pharmaceutical processors and cannabis dispensing facilities are required to designate a PIC to manage its operation, and to have a supervising pharmacist on duty during its hours of operation. The PIC of a pharmaceutical processor may authorize certain employees' access to secured areas designated for cultivation even when the pharmacist is not on the premises. Numerous tasks involving the handling of medical cannabis must be performed by a pharmacist or a pharmacy technician acting under a pharmacist's supervision. Those tasks include, for example, labeling medical cannabis products, removing products from inventory, and dispensing medical cannabis to qualified patients. Pharmacists and pharmacy technicians must have current licenses, and the ratio of pharmacists to pharmacy technicians cannot exceed 4-to-1. The Virginia CCA has also imposed certain educational requirements for the cultivation of cannabis plants and the extraction of oils. And, the Virginia CCA requires significant employee training, both upon initial employment and continuously thereafter.

A pharmaceutical processor or cannabis dispensing facility must operate for a minimum of 35 hours per week. Access to a pharmaceutical processor or cannabis dispensing facility is limited to employees performing their job duties (who must display ID badges) and patients (and their parents or guardians). It must sell oils in a child-resistant container (with some exceptions). Pharmacists must counsel registered patients, parents, and legal guardians regarding the use of medical cannabis, including information related proper use and storage.

Pharmaceutical processors and cannabis dispensing facilities are subject to advertising restrictions;; cannot cultivate, produce, or medical cannabis products anywhere except designated facilities; and cannot provide samples. Pharmaceutical processors and cannabis dispensing facilities may wholesale products to other pharmaceutical processors and may transport wholesale products to other pharmaceutical processors and cannabis dispensing facilities. A pharmaceutical processor wholesale distributing products must create a record of the transaction and provide the receiver of the products with a copy of the lab results for the product. They may also deliver medical cannabis to a registered patient in accordance with certain regulatory requirements.

The cultivation and dispensing processes are subject to numerous Virginia CCA requirements. For cultivation: pesticides are prohibited (with some exception); oil extraction methods must meet industry standards; products must be branded, tested, and registered with the Virginia CCA before they are dispensed; products must be labeled to disclose certain product identifying information; and samples from batches must be made available to independent laboratories for testing prior to sale. For dispensing: the pharmacist or pharmacy technician must view the patient's ID before filling any portion of the patient's prescription; the pharmaceutical processor or cannabis dispensing facility must maintain detailed dispensing records for three years; and the processor or dispensing must implement and comply with a quality assurance program, meeting several requirements, to prevent dispensing errors. Finally, unused medical cannabis must be disposed of in a manner that makes the products unrecoverable.

Virginia Licenses

The Company operates in Virginia through its subsidiary Green Leaf Medical of Virginia, LLC, which was awarded conditional approval to operate in Health Service Area IV, and which received its permit to operate on May 12, 2020.

Holding Entity	Permit/License	City	Expiration/ Renewal Date (if applicable) (MM/DD/YY)	Description
Green Leaf Medical of Virginia, LLC	Pharmaceutical Processor Permit #0240000003	Richmond, VA	05/31/25	Cultivation, Processing and Dispensary
Green Leaf Medical of Virginia, LLC	Cannabis Dispensing Facility #0247000003	Glen Allen, VA	11/30/25	Dispensary
Green Leaf Medical of Virginia, LLC	Cannabis Dispensing Facility Permit #0247000013	Colonial Heights, VA	02/28/25	Dispensary
Green Leaf Medical of Virginia, LLC	Cannabis Dispensing Facility Permit #0247000009	Richmond, VA	10/31/25	Dispensary
Green Leaf Medical of Virginia, LLC	Cannabis Dispensing Facility Permit #0247000031	Richmond, VA	06/30/25	Dispensary

Virginia Security, Transportation, and Storage Requirements

Pharmaceutical processors and cannabis dispensing facilities are subject to a number of inventory and security requirements. They must conduct an initial comprehensive inventory; establish ongoing inventory controls and procedures; conduct the requisite inventory reviewed (weekly inventory reviews for pharmaceutical processors and perpetual inventory for cannabis dispensing facilities); and prepare an annual inventory report. Inventory records must be made available to the Virginia CCA and its agents. All parts of the cannabis plant and its oils must be stored in a locked and secured vault or safe with appropriate access limitations, and the pharmaceutical processor or cannabis dispensing facility must maintain a sophisticated security system meeting certain Virginia CCA criteria. Storage of cannabis and its oils must generally be clean, sanitary, safe, and subject to a number of conditions. The pharmaceutical processor's or cannabis dispensing facility's video system must cover areas where cannabis or its oils are handled.

Recordings must be stored for 30 days and made available for the Virginia CCA's immediate review upon request. Security events must be reported to the Virginia CCA. Pharmaceutical processors and cannabis dispensing facilities may not transport cannabis or its oils to any other facility, except for the wholesale purposes specified above.

Virginia CC Inspections

At all times, pharmacists and pharmacy technicians at the pharmaceutical processor or cannabis dispensing facility must have their current license or registration available for inspection by the Virginia CCA or its agents.

WEST VIRGINIA

Regulatory Landscape

Senate Bill 386, signed into law on April 19, 2017, by Governor Jim Justice, created the Medical Cannabis Act that allows for cannabis to be used for certified medical use by a West Virginia resident with a serious medical condition and is limited to the following forms: pill; oil; topical forms including gels, creams or ointments; a form medically appropriate for administration by vaporization or nebulization, dry leaf or plant form; tincture; liquid; or dermal patch. The medical cannabis program is administered by the West Virginia Bureau for Public Health, Office of Medical Cannabis (the "**Office**" or the "**Office of Medical Cannabis**"). The Office has authority to (1) issue and oversee permits that authorize businesses to grow, process, or dispense medical cannabis in compliance with state law and regulations, (2) register medical practitioners who certify patients as having qualifying serious medical conditions, and (3) register and oversee patients with qualifying conditions. Medical cannabis may only be dispensed to a patient who receives a certification from a practitioner and is in possession of a valid identification card issued by the Office; and a caregiver who is in possession of a valid identification card issued by the Office. Products packaged by a grower/processor or sold by a dispensary shall only be identified by the name of the grower/processor, the name of the dispensary, the form and species of medical cannabis, the percentage of tetrahydrocannabinol and cannabinol contained in the product.

A dispensary that has been issued a permit may lawfully dispense medical cannabis to a patient or caregiver upon presentation to the dispensary of a valid identification card for that patient or caregiver. Dispensaries are prohibited from dispensing cannabis products to anyone other than a registered patient or caregiver who presents a valid identification card from the Office. Dispensing amounts are limited to those indicated in a registered patient's certification by his/her medical practitioner, and in any event a dispensary may not dispense more than a 30-day supply at a given time.

The Office of Medical Cannabis and the Department of Revenue must monitor the price of medical cannabis sold by growers, processors and by dispensaries, including a per-dose price. If the Office and the Department of Revenue determine that the prices are unreasonable or excessive, the Office may implement a cap on the price of medical cannabis being sold for a period of six months.

The Office of Medical Cannabis received applications for medical cannabis growers, processors, dispensaries, and laboratories in Spring 2020. The Office of Medical Cannabis issued 10 grower permits on October 3, 2020. It issued 10 processor permits on November 13, 2020. It issued 100 dispensary permits on January 29, 2021, and announced that, beginning February 3, 2021, West Virginia residents with serious medical conditions would be able to begin to submit applications to become registered patients.

Permits issued by the Office of Medical Cannabis are effective for one year from the date of issuance and may be renewed by applicants in good standing with the terms of a currently-effective permit. Permits may be suspended or revoked on the basis of failure to prevent diversion of medical cannabis, or violation of laws and rules applicable to medical cannabis businesses.

Permit Requirements

In awarding a cannabis permit, the Office must make a determination: that the applicant will maintain effective control of and prevent diversion of medical cannabis; the applicant will comply with all applicable laws of West Virginia; if the applicant is a business entity, majority ownership in the business entity must be held by a state resident or residents; whether the applicant possesses the ability to obtain in an expeditious manner sufficient land, buildings, and equipment to properly grow, process, or dispense medical cannabis; and whether the applicant is able to implement and maintain security, tracking, recordkeeping, and surveillance systems relating to the acquisition, possession, growth, manufacture, sale, delivery, transportation, distribution, or the dispensing of medical cannabis as required by the Office. A permit is nontransferable. The fee for a permit as a grower/processor is $50,000.

<u>*West Virginia Licenses*</u>

On October 2, 2020, the Office announced the successful applicants for medical cannabis grower permits and Columbia Care WV, LLC was selected for a site in Falling Water, Berkley County, WV. On November 13, 2020, the Office announced the successful applicants for medical cannabis processor permits Columbia Care WV, LLC was selected for a site in Falling Water, Berkley County, WV.

On January 29, 2021, Columbia Care WV, LLC was awarded dispensary permits with respect to dispensary locations in Fayetteville, St. Albans, Morgantown, Beckley, and Williamstown.

Holding Entity	Permit/License	City	Expiration/Renewal Date (if applicable) (MM/DD/YY)	Description
Columbia Care WV LLC	Medical Cannabis Grower Permit G020003	Falling Waters, WV	09/30/25	Cultivation
Columbia Care WV LLC	Medical Cannabis Processor Permit P020004	Falling Waters, WV	11/12/25	Processor
Columbia Care WV LLC	Medical Cannabis Dispensary Permit D540058	Williamstown, WV	01/28/26	Dispensary
Columbia Care WV LLC	Medical Cannabis Dispensary Permit D100059	Huntington, WV	01/28/26	Dispensary
Columbia Care WV LLC	Medical Cannabis Dispensary Permit D310060	Morgantown, WV	01/28/26	Dispensary
Columbia Care WV LLC	Medical Cannabis Dispensary Permit D410061	Beckley, WV	01/28/26	Dispensary
Columbia Care WV LLC	Medical Cannabis Dispensary Permit D200062	St. Albans, WV	01/28/26	Dispensary

<u>*Reporting Requirements*</u>

A medical cannabis organization must implement an electronic inventory tracking system which shall be directly accessible to the Office through its electronic database that electronically tracks all medical cannabis on a daily basis. The system shall include tracking of all of the following: for a grower or processor, a seed-to-sale tracking system that tracks the medical cannabis from seed to plant until the medical cannabis is sold to a dispensary; for a dispensary, medical cannabis from purchase from the grower/processor to sale to a patient or caregiver and that includes information that verifies the validity of an identification card presented by the patient or caregiver; for a medical cannabis organization, a daily log of each day's beginning inventory, acquisitions, amounts purchased and sold, disbursements, disposals and ending inventory.

<u>*Inspections*</u>

The Office is permitted to conduct announced or unannounced inspections of permittees to determine their compliance with West Virginia law and regulations, and may inspect a permittee's site, records, and other data, and may interview employees, principals, operators, and financial backers of the permittee. The Office will have free access to review and, if necessary, make copies of books, records, papers, documents, data, or other physical or electronic information that relates to the business of the medical cannabis organization, including financial data, sales data, shipping data, pricing data, and employee data. The Office will have free access to any area within a site or facility that is being used to store medical cannabis for testing purposes and are permitted to collect test samples for testing at an approved laboratory.

Security, Transportation, and Storage Requirements

Permittees must have security and surveillance systems, utilizing commercial-grade equipment, to prevent unauthorized entry and to prevent and detect an adverse loss. The security systems must incorporate a professionally monitored security alarm system that is operational 24 hours a day, seven days a week, and records all activity in images capable of clearly revealing facial detail; have the ability to clearly and accurately display the date and time; record all images captured by each surveillance camera for a minimum of 180 days in a format that may be easily accessed for investigative purposes; and utilize a security alarm system separate from the facility's primary security system covering the limited access area or other room where the recordings are stored. Access to rooms containing security and surveillance monitoring equipment must be limited to persons who are essential to maintaining security and surveillance operations; federal, state and local law enforcement; security and surveillance system service employees; the bureau or its authorized agents; and other persons with the prior written approval of the Office.

A permittee is permitted to transport and deliver medical cannabis to a medical cannabis organization or an approved laboratory. A grower/processor may deliver medical cannabis to a medical cannabis organization or an approved laboratory only between 7:00 a.m. and 9:00 p.m. A grower/processor may contract with a third-party contractor for delivery so long as the contractor complies with the Office's rules and regulations. A grower/processor must use a global positioning system to ensure safe, efficient delivery of the medical cannabis to a medical cannabis organization or an approved laboratory. Vehicles permitted to transport medical cannabis must be equipped with a secure lockbox or locking cargo area, have no markings that would either identify or indicate that the vehicle is being used to transport medical cannabis, be capable of being temperature-controlled for perishable medical cannabis, as appropriate, display current state inspection stickers and maintain a current state vehicle registration, and be insured in an amount that is commercially reasonable and appropriate. Medical cannabis stored inside the transport vehicle may not be visible from the outside of the transport vehicle. A transport vehicle is subject to inspection by the bureau or its authorized agents, law enforcement, or other federal or state officials, if necessary, to perform the government officials' functions and duties.

In addition to the state-specific information provided above, the Company also continues to own a non-operational license and non-operational cultivation facility in Florida. The Company is maintaining those assets in compliance with Florida state law while completing processes to divest both of them to third parties.

Available Information

Our website address is https://cannabistcompany.com. Through this website, our filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, will be accessible (free of charge) as soon as reasonably practicable after materials are electronically filed with or furnished to the SEC. The information provided on our website is not part of this document.

ITEM 1A. RISK FACTORS

Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should carefully consider the following risks, together with all of the other information contained in this Annual Report on Form 10-K, including the sections titled "Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. Any of the following risks could have an adverse effect on our business, financial condition, operating results, or prospects and could cause the trading price of shares of our common shares to decline, which would cause you to lose all or part of your investment. Our business, financial condition, operating results, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.

Risks Related to the 2025 Debt Transaction

The completion of the Plan of Arrangement may not occur or may be delayed.

The Company will not be able to complete the Plan of Arrangement unless and until all conditions precedent to the Plan of Arrangement are satisfied or waived (where permitted). These conditions include certain items that are outside of the Company's control, such as the state regulatory approvals and the requirement that the Court shall have determined that the Plan of Arrangement is fair and reasonable and granted the final order approving the Plan of Arrangement. Even if the Plan of Arrangement is not completed, it may not be completed on the contemplated timeline and/or provided for in the Support Agreement. Accordingly, holders of the Senior Notes participating in the Plan of Arrangement may have to wait longer than expected to receive their entitlements under the Plan of Arrangement. In addition, if the Plan of Arrangement is not completed on the contemplated schedule, the Company may incur additional expenses. If the Plan of Arrangement is not completed at all, the Company will more than likely face significant liquidity challenges in [mid-2025] unless an alternative transaction can be completed.

The Support Agreement may be terminated.

Each of the Company and the Supporting Noteholders have the right to terminate the Support Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Support Agreement will not be terminated by either the Company or the Supporting Noteholders before the completion of the Arrangement. In addition, certain costs related to the Plan of Arrangement, such as legal and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed. If the Support Agreement is terminated and the Plan of Arrangement is not completed, the Company will more than likely face significant liquidity challenges starting in mid-2025 unless an alternative transaction can be completed.

If the Plan of Arrangement is not completed, the market price or value of the Senior Notes and/or of the Common Shares may decline.

If the Plan of Arrangement is not completed or its completion is materially delayed and/or the Support Agreement is terminated, then the market price or value of the Senior Notes and/or of the Common Shares may decline. The Company's business, financial condition or results of operations could also be subject to various material adverse consequences, including in connection with, in particular, the upcoming maturity of 2025 Notes. If the Support Agreement is terminated and the Plan of Arrangement is not completed, the Company will more than likely face significant liquidity challenges starting in mid-2025 unless an alternative transaction can be completed.

The uncertainty surrounding the Plan of Arrangement could negatively impact the Company's current and future operations, financial condition and prospects.

As the Plan of Arrangement is conditional on receiving certain state regulatory approvals and approval of the Court that the Plan of Arrangement is fair and reasonable, its completion is uncertain. If the Plan of Arrangement is not completed for any reason, there are risks that the announcement of the Plan of Arrangement and the dedication of the Company's resources to the attempted completion thereof could negatively impact current and future operations, financial condition and prospects of the Company. In addition, the Company has, and will continue to, incur significant transaction expenses in connection with the Plan of Arrangement, regardless of whether the Plan of Arrangement is completed. If the Plan of Arrangement is not completed, the Company may run out of liquidity in [mid-2025] unless an alternative transaction can be completed.

The pending Plan of Arrangement may divert the attention of the Company's management.

The pending Plan of Arrangement could cause the attention of the Company's management to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Plan of Arrangement and could have an adverse effect on the business, operating results or prospects of the Company regardless of whether the Plan of Arrangement is ultimately completed.

Despite the Company's current level of indebtedness, the Company may be able to incur more debt following completion of the Plan of Arrangement. This level of indebtedness could further exacerbate risks to the Company's financial condition.

The Company may be able to incur additional indebtedness in the future. Although the amended and restated trust indenture governing the Senior Notes will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions. If the Company incurs any such additional indebtedness, it may have the effect of reducing the amount of proceeds distributed to its creditors and/or shareholders in connection with any future insolvency, liquidation, reorganization, dissolution or other winding-up proceeding involving the Company. If new debt is added to the Company's current debt levels, the related risks that the Company and its subsidiaries now face could intensify.

The Plan of Arrangement may have adverse tax consequences on the Company.

The Company is a resident of Canada for Canadian federal income tax purposes, and is also treated as a U.S. corporation for U.S. federal income tax purposes, pursuant to section 7874(b) of the Internal Revenue Code, and is subject to U.S. federal income tax on its worldwide income. As a result, subject to an applicable tax treaty or convention, the Company is subject to taxation both in Canada and the U.S., which could have a material adverse effect on the Company's business, financial condition and results of operations.

Depending on the future trading price or value of the New Notes and the Common Shares, the Company may suffer material "cancellation of debt income" under U.S. federal income tax laws which could give rise to material tax obligations which may have a material adverse effect on the Company. [As a cannabis company, the Company is currently unable to deduct many expenses as a result of the application of section 280E of Internal Revenue Code.]

The tax laws of any applicable country, province, state or territory (including Canadian and United States federal income tax laws), and the administrative application and interpretation of such laws, are subject to change. Any change in the tax laws that are applicable to the Company or the interest held by a Senior Noteholder in the Company, or the administrative application or interpretation of such laws, could have an adverse impact on such Senior Noteholder's interests in the Company.

The Company has not sought or obtained from any tax authority advance confirmation of its tax filing positions (including an advance income tax ruling from the Canada Revenue Agency or a private letter ruling from the Internal Revenue Service), therefore it is possible that such positions may be successfully challenged by tax authorities, which could result in materially different tax consequences than anticipated. It is possible that the Canadian and/or United States tax authorities could take positions or adopt interpretations regarding the applicable tax consequences to Senior Noteholders or the shareholders of the Company that differ from those set forth herein.

Following the Plan of Arrangement, the Company may not be able to generate sufficient cash to service all of its indebtedness, including the New Notes, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

The Company's ability to make scheduled payments on or to refinance its debt obligations, including the New Notes (some of the maturity dates of which are subject to extension), depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company's control. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness, including the New Notes.

If the Company's cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow the Company to meet its scheduled debt service obligations.

The Company's inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect the Company's business, financial position and results of operations and its ability to satisfy its obligations under the New Notes.

Risks Related to Our Business

Marijuana remains illegal under federal law, and enforcement of cannabis laws could change.

The Company both directly and indirectly engages in the cannabis industry in the United States where local and state laws permit such activities. Investors are cautioned that in the United States, cannabis is largely regulated at the state level. To the Company's knowledge, as of December 31, 2024, at least 37 states, the District of Columbia, Guam, Puerto Rico, the Northern Mariana Islands and the U.S. Virgin Islands have passed laws broadly legalizing marijuana for medicinal use by eligible patients. In the District of Columbia, the Northern Mariana Islands, Guam and at least 21 of these states, marijuana has been legalized for adult use, although not all of those jurisdictions have fully implemented their legalization programs. These include the states and territories in which the Company operates. Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the CSA and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the United States. The inconsistency between federal and state laws and regulations is a major risk factor.

Federal prosecutors are free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. It is not yet known whether the Department of Justice under President Trump and Attorney General Bondi will re- adopt the Cole Memo or announce a substantive marijuana enforcement policy. Nevertheless, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law. Federal law is separate from state law in these circumstances; therefore, the federal government can assert criminal violations of federal law despite state law. If the current administration was to aggressively pursue financiers or equity owners of cannabis-related businesses, and United States Attorneys followed such Department of Justice policies through pursuing prosecutions, then the Company could face (i) seizure of its cash and other assets used to support or derived from its cannabis subsidiaries; and (ii) the arrest of its employees, directors, officers, managers and investors, who could face charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to state-licensed or permitted cultivators, processors, distributors, and/ or retailers of cannabis.

The Department of Justice under the current administration or an aggressive federal prosecutor could allege that the Company and the Board and, potentially its shareholders, "aided and abetted" violations of federal law by providing finances and services to its operating subsidiaries. Under these circumstances, it is possible that the federal prosecutor would seek to seize the assets of the Company, and to recover the "illicit profits" previously distributed to shareholders resulting from any of the foregoing financing or services. In these circumstances, the Company's operations would cease, the Company securityholders may lose their entire investment and directors, officers and/or the Company's shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison. Violations of any federal laws could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in the United States, the listing of its securities on the Exchanges or other applicable exchanges, its financial position, operating results, profitability or liquidity or the market price of its listed securities.

Overall, an investor's contribution to and involvement in the Company's activities may result in federal civil and/or criminal prosecution, including forfeiture of his, her or its entire investment.

There is no guarantee that the Rohrabacher-Farr Amendment will be renewed.

The Rohrabacher-Farr Amendment has been adopted by U.S. Congress in successive budgets since 2015. The Rohrabacher-Farr Amendment prohibits the Department of Justice from spending funds appropriated by Congress to enforce the tenets of the CSA against the medical cannabis industry in states which have legalized such activity. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. Notably, Rohrabacher-Farr has applied only to medical marijuana programs and has not provided the same protections to enforcement against adult-use activities. There is no guarantee that the Rohrabacher-Farr Amendment will be included in future legislation.

There is a risk of civil asset forfeiture of the Company's assets.

Since the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

The Company is subject to anti-money laundering laws and regulations.

The Company is subject to a variety of laws and regulations that relate to money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), Sections 1956 and 1957 of U.S.C. Title 18 (the Money Laundering Control Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended, and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. Banks often refuse to provide banking services to businesses involved in the U.S. cannabis industry due to the present state of the laws and regulations governing financial institutions in the United States. The lack of banking and financial services presents unique and significant challenges to businesses in the cannabis industry. The potential lack of a secure place in which to deposit and store cash, the inability to pay creditors through the issuance of checks and the inability to secure traditional forms of operational financing, such as lines of credit, are some of the many challenges presented by the unavailability of traditional banking and financial services.

In February 2014, FinCEN, a division of the U.S. Department of Treasury, issued the FinCEN Guidance, providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Guidance states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that former Deputy Attorney General James M. Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. While the FinCEN Guidance has not been rescinded by the Department of Justice at this time, it remains unclear whether the current administration will follow its guidelines. Overall, the Department of Justice continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act that occur in any state, including in states that have legalized the applicable conduct, and the Department of Justice's current enforcement priorities could change for any number of reasons, including a change in the opinions of the President of the United States or the United States Attorney General. A change in the Department of Justice's enforcement priorities could result in the Department of Justice prosecuting banks and financial institutions for crimes that previously were not prosecuted.

In the event that any of the Company's operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, affect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the Common Shares in the foreseeable future, in the event that a determination was made that the Company's proceeds from operations (or any future operations or investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

U.S. border officials could deny entry into the U.S. to employees of, or investors in companies with cannabis operations in the United States.

Since cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of the U.S. Customs and Border Protection officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The Government of Canada has warned travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. In addition, business or financial involvement in the legal cannabis industry in the United States could also be reason enough for

U.S. border guards to deny entry. On September 21, 2018, U.S. Customs and Border Protection released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that U.S. Customs and Border Protection enforcement of United States laws regarding controlled substances has not changed and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal cannabis industry in U.S. states where it is deemed legal may affect admissibility to the U.S. As a result, U.S. Customs and Border Protection has affirmed that, a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada, coming to the U.S. for reasons unrelated to the cannabis industry, will generally be admissible to the U.S.; however, if a traveler is found to be coming to the U.S. for reasons related to the cannabis industry, they may be deemed inadmissible.

The Company may lack access to U.S. bankruptcy protections.

Since the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company's United States subsidiaries and operations, which could have a material adverse effect on the financial condition and prospects of the Company and on the rights of lenders to and securityholders of the Company.

The Company may face heightened scrutiny by regulatory authorities.

For the reasons set forth above, the Company's existing operations in the United States, and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company's ability to operate or invest in the United States or any other jurisdiction, in addition to those restrictions described herein. It had been reported in Canada that the Canadian Depository for Securities Limited was considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. ("**CDS**"), refuse to settle trades for cannabis issuers that have activities in the United States. CDS is Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding ("**MOU**") with the NEO Exchange (now Cboe), the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the United States. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers.

As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the Common Shares or other securities of the Company are listed on a stock exchange, it would have a material adverse effect on the ability of holders of Common Shares or such other securities to make and settle trades. In particular, the Common Shares or such other securities would become highly illiquid as until an alternative was implemented. Investors would have no ability to effect a trade of the Common Shares or such other securities through the facilities of the applicable stock exchange.

Residents of the United States may be unable to settle trades of the Company's securities.

Given the heightened risk profile associated with cannabis in the United States, capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the United States cannabis industry which may prohibit or significantly impair the ability of securityholders in the United States to trade the securities of the Company. In the event residents of the United States are unable to settle trades of the Company securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

The cannabis industry may experience legal, regulatory or political change.

The success of the business strategy of the Company depends on the legality of the cannabis industry. The political environment surrounding the cannabis industry in general can be volatile and the regulatory framework remains in flux. To the Company's knowledge, there are to date a total of at least 37 states, and the District of Columbia, Puerto Rico, the U.S. Virgin Islands, the Northern Mariana Islands and Guam that have legalized cannabis in some form; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting the Company's business, results of operations, financial condition or prospects. Delays in enactment of new state or federal regulations could restrict the ability of the Company to reach strategic growth targets and lower return on investor capital. The strategic growth strategy of the Company is reliant upon certain federal and state regulations being enacted to facilitate the legalization of cannabis. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company's business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict the sale of cannabis in a manner that will make it extremely difficult or impossible to transact business that is necessary for the continued operation of the cannabis industry. Federal actions against individuals or entities engaged in the cannabis industry or a repeal of applicable cannabis related legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.

States where medical and/or adult use cannabis is legal, currently have or are considering special taxes or fees on businesses in the cannabis industry The implementation of additional taxes and/or fees could have a material adverse effect upon the Company's business, results of operations, financial condition or prospects.

Overall, the cannabis industry is subject to significant regulatory change at the local, state and federal levels. The inability of the Company to respond to the changing regulatory landscape may cause it to be unsuccessful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

The Company may have difficulty accessing the services of banks, which may make it difficult to operate its business.

Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Previous guidance issued by the FinCEN clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Prior to the DOJ's announcement in January 2018 of the rescission of the Cole Memo and related memoranda, supplemental guidance from the DOJ directed federal prosecutors to consider the federal enforcement priorities enumerated in the Cole Memo when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. It is unclear if the rescission of the Cole Memo will have an impact, but federal prosecutors may increase enforcement activities against institutions or individuals that are conducting financial transactions related to cannabis activities. The increased uncertainty surrounding financial transactions related to cannabis activities may also result in financial institutions discontinuing services to the cannabis industry.

Consequently, those businesses involved in the regulated cannabis industry continue to encounter difficulty establishing banking relationships, which may increase over time. The Company's inability to maintain its current bank accounts would make it difficult for the Company to operate its business, increase its operating costs, and pose additional operational, logistical and security challenges and could result in its inability to implement its business plan.

The Company may have difficulty accessing public and private capital.

The Company has historically and will continue to have access to equity financing from the public capital markets by virtue of its status as a reporting issuer in each of the provinces and territories of Canada (other than Quebec).

The Company has historically, and continues to have, access to equity and debt financing from the prospectus exempt (private placement) markets in Canada and the U.S. The Company also has relationships with sources of private capital (such as funds and high net worth individuals) that could provide financing at a higher cost of capital.

While the Company is not able to obtain bank financing in the U.S. or financing from other U.S. federally regulated entities, it currently has access to equity financing through the private markets in Canada and the U.S. Since the use of cannabis is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to cannabis, U.S. banks have been reluctant to accept deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Likewise, cannabis businesses have limited access, if any, to credit card processing services. As a result, cannabis businesses in the U.S. are to a significant degree cash based. This complicates the implementation of financial controls and increases security issues.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high-net-worth individuals and family offices that have made meaningful investments in companies and businesses similar to the Company. Although there has been an increase in the amount of private financing available over time, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to the Company when needed or on terms which are acceptable to the Company. The Company's inability to raise financing to pay debts or to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.

The Company may face unfavorable publicity or consumer perception.

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company's products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products legally, appropriately or as directed.

The results of future clinical research may have a material adverse effect on the Company.

Research regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company's products with the potential to lead to a material adverse effect on the Company's business, financial condition and results of operations.

Expansion into the adult-use cannabis market may subject the Company to additional regulation.

The Company has obtained and may continue in the future to pursue licenses to permit the sale of adult-use cannabis where local or state law permits such activities. Any change in the Company's strategy would involve the adoption of new local or state regulations which are evolving rapidly. Sometimes new risks emerge and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. Failure to comply with the requirements of local or state law or any failure to maintain its licenses could have a material adverse impact on the Company's business, financial condition and operating results. In addition, with each new market that the Company enters, it will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions imposed on its operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on its business, results of operations and financial condition. Additionally, adult use cannabis businesses are not protected by the Rohrabacher-Farr Amendment, meaning the risk of federal prosecution are higher for adult use businesses.

The Company's business is subject to a variety of laws, regulations and guidelines.

The Company's business is subject to a variety of laws, regulations and guidelines relating to the cultivation, manufacture, management, transportation, processing, storage and disposal of cannabis, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Company's business objectives are contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may cause material adverse effect on the Company's business, financial condition, results of operations or prospects.

The Company is required to obtain or renew government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time- consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company's part. The duration and success of the Company's efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. the Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company's business, financial condition, results of operations or prospects.

While the Company's compliance controls have been developed to mitigate the risk of any material violations of any license or certificate it holds arising, there is no assurance that the Company's licenses or certificates will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses or certificates held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

The Company may face penalties for regulatory violations

The Company's business and activities are heavily regulated in all jurisdictions where it conducts business. Our operations are subject to various laws, regulations and guidance by state and local governmental authorities relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis and cannabis, as well as other federal, state, and local laws, regulations and guidance. While the Company follows the law in all jurisdictions where it conducts business and pays attention to continuing compliance, any failure to comply with the statutory, regulatory, or other requirements of the Company's operations may lead to possible sanctions including the revocation of licenses, suspension of licenses, or imposition of additional conditions on licenses or the imposition of fines or other penalties. Maintaining compliance with complex and often-changing regulations increases the risk that even a materially compliant business can be found in violation of one or more laws, rules or regulations while remaining materially or substantially compliant with applicable local or state cannabis laws. For these reasons, the Company could face penalties for regulatory violations that could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

The Company may face risks related to FDA and FTC enforcement.

The manufacture, labeling and distribution of the Company's products is or may become regulated by various federal, state and local agencies including, without limitation, the FDA, the FTC and analogous state agencies. If and when applicable, failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

Our advertising activities are also or may become subject to regulation by the FTC under the Federal Trade Commission Act. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, seek class-action certifications, seek class-wide damages and product recalls of the Company's products. Any actions against us by any governmental authorities or private litigants could have an adverse effect on our business, financial condition and results of operations.

The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company's reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of funds, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management's attention and resources or have a material adverse impact on the Company's business, financial condition, results of operations or prospects.

Cannabis businesses are subject to unfavorable tax treatment as a result of Section 280E.

Section 280E of the Internal Revenue Code generally prohibits businesses from deducting or claiming tax credits with respect to expenses paid or incurred in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by U.S. federal law or the law of any state in which such trade or business is conducted. Section 280E currently applies to businesses operating in the cannabis industry, irrespective of whether such businesses are licensed and operating in accordance with applicable state laws. The application of Section 280E generally causes such businesses to pay higher effective tax rates than most industries. As a result of Section 280E, the Company's effective tax rate can be highly variable and depends on how large its ratio of non-deductible expenses is to its total revenues. The application of Section 280E to the Company may adversely affect the Company's profitability and, in fact, may cause the Company to operate at a loss. There have been efforts at reforming federal cannabis law, however, none removing the impact or scope of Section 280E have passed into law and Section 280E will continue to apply to the Company indefinitely. While recent legislative proposals or executive branch initiatives, if enacted into law, could eliminate or diminish the application of Section 280E to cannabis businesses, the enactment of any such law or executive branch initiatives are uncertain. Accordingly, Section 280E may to apply to the Company indefinitely.

The Company's service providers may suspend or withdraw their services.

As a result of any adverse change to the approach in enforcement of United States cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of cannabis or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company's business, revenues, operating results, financial condition or prospects.

The Company may be unable to enforce its contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Since cannabis remains illegal in the United States at a federal level, judges in multiple U.S. states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. There remains doubt and uncertainty that the Company will be able to legally enforce contracts it enters into if necessary. The Company cannot be assured that it will have a remedy for breach of contract, which would have a material adverse effect on the Company's business, revenues, operating results, financial condition and prospects.

Ability to grow the Company's business depends on state laws pertaining to the cannabis industry.

Continued development of the cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, many states that voted to legalize medical and/or adult-use cannabis have seen significant delays in the drafting and implementation of industry regulations and issuance of licenses. In addition, burdensome regulation at the state level could slow or stop further development of the cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. Any one of these factors could slow or halt additional legislative authorization of cannabis, which could harm the Company's business, revenues, operating results, financial condition and prospects.

Reliable data on the cannabis industry is not available.

As a result of recent and ongoing regulatory and policy changes in the cannabis industry, the market data available is limited and unreliable. Federal and state laws prevent widespread participation and hinder market research. Therefore, market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and sometimes unreliable market data.

Conversions and potential future sales of shares could adversely affect prevailing market prices for the common shares.

Subject to the restrictions set forth in the articles of the Company (the "**Articles**"), Common Shares may at any time, at the option of the holder, be converted into Proportionate Voting Shares on the basis of 100 Common Shares for one Proportionate Voting Share. Subject to the restrictions set forth in the Company's Articles, each issued and outstanding Proportionate Voting Share may at any time, at the option of the holder, be converted into 100 Common Shares.

Further, the Company cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of the Common Shares. Sales of substantial amounts of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. The market price of the Common Shares could be adversely affected upon the expiration of lock up periods applicable to certain Cannabist Company shareholders.

Additional issuances of Common Shares, Proportionate Voting Shares, and Preferred Shares may result in dilution.

The Company may issue additional equity or convertible debt securities in the future, which may dilute existing shareholder's holdings. The Articles permit the issuance of an unlimited number of Common Shares, Proportionate Voting Shares, and Preferred Shares (as defined herein), and existing shareholders will have no pre-emptive rights in connection with such further issuances. The Board has discretion to determine the price and the terms of further issuances, and such terms could include rights, preferences and privileges superior to those existing holders of Subordinated Voting Shares.

The Company cannot predict the size or nature of future issuances or the effect that future issuances and sales of Common Shares, Proportionate Voting Shares, and Preferred Shares will have on the market price of the Common Shares registered hereunder. Issuances of a substantial number of additional Common Shares, Proportionate Voting Shares, and Preferred Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, Proportionate Voting Shares, and Preferred Shares, investors will suffer dilution to their voting power and economic interest in the Company.

The Company's Articles provides that the Supreme Court of the Province of British Columbia, Canada and the appellate Courts therefrom are the sole and exclusive forum for any derivative action brought on behalf of the Company, which may limit our investors' flexibility in selecting a forum for any future disputes.

The Company's Articles provides that the Supreme Court of the Province of British Columbia, Canada and the appellate Courts therefrom are the sole and exclusive forum for any derivative action brought on behalf of the Company. The choice of forum provision may limit an investor's ability to bring a derivative claim in a judicial forum of its choosing.

The Company may grow low quality cannabis.

The Company currently operates in an early-stage market which has a small representation of medical or adult-use cannabis consumers. Should the Company be unable to grow a quality product demanded by the consumers, this could have a material impact on the Company's revenues and average price per gram.

The Company faces risks inherent in the agricultural business.

The Company's business involves the growing of cannabis, which is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, including but not limited to, pests, plant diseases, crop failure and similar agricultural risks. Although the Company grows some of its products indoors under climate-controlled conditions and carefully monitors the growing conditions of its products with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the volume, quality and consistency of its products and consequently on the Company's sales, profitability and financial condition.

Climate change could exacerbate certain of the risks inherent in the Company's agricultural operations.

Climate change could result in increasing frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages and changing temperatures, and of which can damage or destroy crops, resulting in the Company having no or limited cannabis flower to process. If the Company is unable to harvest cannabis flower through its proprietary operations, its ability to meet customer demand, generate sales, and maintain operations will be impacted. Furthermore, severe weather-related events may result in substantial costs to the Company, including costs to respond during the event, to recover from the event, and to possibly modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt the Company's operations by impacting the availability and costs of materials needed for production and could increase insurance and other operating costs.

The Company may be directly or indirectly exposed to climate change risk from natural disasters, changes in weather patterns and severe weather, which may result in physical damage to the Company's cultivation and processing facilities. Such damage may result in disrupted operations, and it may be difficult for the Company to continue its business for a substantial period of time, which could materially adversely impact the Company's business, financial condition or operating results and could cause the market value of its Common Shares to decline. In addition, climate change has continued to attract the focus of governments, the scientific community and the general public as an important threat, given the emission of greenhouse gases and other activities continue to negatively impact the planet. The Company faces the risk that its operations will be subject to government initiatives aimed at countering climate change, which could impose increased costs or constraints on its operational flexibility.

The Company may face risks related to its third-party product manufacturers.

From time to time, some of the Company's products may be produced, packaged, and labeled by third-party vendors. The Company relies on its third-party vendors to obtain and maintain certain permits, licenses or other approvals from regulatory agencies in the jurisdictions in which they operate, including, in the case of certain jurisdictions, the ability to demonstrate compliance with current good manufacturing practice standards. Failure of a third-party vendor to maintain the requisite permits, licenses or other approvals, or otherwise conform to the strict regulatory requirements of any applicable regulatory authority may result in delays, interruptions in supply, product recalls or withdrawals, and could expose the Company to potential product liability claims, damage our reputation and the reputation of our brands or otherwise harm our business.

The Company is exposed to product liability claims.

As a distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company's products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination.

Previously unknown adverse reactions resulting from human consumption of the Company's products alone or in combination with other medications or substances could occur. the Company may be subject to various product liability claims, for which insurance coverage may not be available, including, among others, that the Company's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim, including a class action claim, or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Company.

The Company's products may be subject to product recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company's products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all.

Significant failure or deterioration of the Company's quality control systems could have a material adverse effect on the Company.

The quality and safety of the Company's products are critical to the success of its business and operations. As such, it is imperative that the Company's quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Although the Company strives to ensure that it and any of its service providers have implemented and adhere to high caliber quality control systems, any significant failure or deterioration of such quality control systems could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

The Company is subject to environmental risk and regulation.

The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its current or proposed production, manufacturing or sale of cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. the Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production or manufacturing of cannabis, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production or manufacturing costs or reduction in levels of production or manufacturing or require abandonment or delays in development.

The Company has limited operating history.

As a growth enterprise in the emerging cannabis industry, the Company has a limited history of profitability. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of earnings. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

The Company had net losses during the fiscal year ended December 31, 2024.

During the fiscal year ended December 31, 2024, the Company sustained net losses and reported a negative cash flow from operating activities. The Company's cash balance as of December 31, 2024 was approximately $33.6 million. Although the Company anticipates it will eventually have positive cash flow from operating activities, to the extent that the Company has negative cash flow in any future period, its cash balance or any proceeds from future offerings of securities of the Company may be used to fund such negative cash flow from operating activities.

The Company's efforts to obtain needed capital resources and sources of liquidity may not be sufficient to support its business operations and future growth strategies.

The Company's efforts to obtain needed capital resources and sources of liquidity may not be sufficient to support its business operations and future growth strategies. In addition, the Company is required to make certain interest payments on existing debt and to meet certain cash requirements, including, without limitation, maintaining $10 million in unrestricted cash, which amount may increase in future periods based on the terms of the 2025 Debt Transaction. If the Company is unable to satisfy its liquidity and capital resource requirements, the Company may be forced to further restructure its obligations to creditors, pursue work-out options or other protective measures beyond the 2025 Debt Transaction.

The Company's ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties. Adequate alternative financing may not be available or, if available, may only be available on unfavorable terms or subject to covenants that the Company may not be able to satisfy. There is no assurance that the Company will obtain the capital it requires. As a result, there can be no assurance that the Company will be able to fund its liquidity needs, future operations or growth strategies. Furthermore, the Company may incur substantial costs in pursuing future capital and financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs

The Company faces intense competition from other companies.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. As a result of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Company in a number of ways, including losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company's operating results. As competitors enter the market and become increasingly sophisticated, competition in the Company's industry may intensify and place downward pressure on retail prices for its products and services, which could negatively impact its profitability.

New well-capitalized entrants into the cannabis industry may develop large-scale operations.

Currently, the cannabis industry includes a lot of individuals and small to medium-sized entities; however, the risk exists that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of larger or a larger number of dispensaries and cultivation and production facilities. In doing so, these larger competitors could establish price setting and cost control practices which would effectively "price out" many of the individuals and small to medium-sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the cannabis industry. While the approach in most state laws and regulations seemingly deters this type of takeover, this industry remains nascent and as indicated above, the future landscape remains largely unknown, especially as relates to the potential for interstate commerce in the cannabis industry in the United States, which might potentially be more advantageous to large conglomerates and companies as compared to the Company.

The Company is vulnerable to rising energy costs.

Cannabis growing operations consume considerable energy, making the Company potentially vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business, results of operations, financial condition or prospects of the Company.

The Company is reliant is on key inputs.

The cannabis business is dependent on a number of key inputs (and impacted by their related costs) including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure a replacement for such source in a timely manner or at all could have a material adverse effect on the business, financial condition, results of operations or prospects of the Company.

The Company is reliant on suppliers and skilled labor.

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company's capital expenditure plans may be significantly greater than anticipated by the Company's management and may be greater than the funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the business, financial condition, results of operations or prospects of the Company.

The Company's sales are difficult to forecast.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

The Company faces intellectual property risks.

The Cannabist Company may have certain proprietary intellectual property, including but not limited to patents and proprietary processes, and plans for trademarks that are not yet public. The Company will rely on this intellectual property, know- how and other proprietary information, and require employees, consultants and suppliers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and the Company may not have adequate remedies for such breaches. Third parties may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Company's proprietary information and adopt it in a competitive manner. Any loss of intellectual property protection may have an adverse effect on the Company's business, results of operations, financial condition or prospects.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to the Company. As a result, the Company's intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Company can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, provincial, state or local level. While many states do offer the ability to protect trademarks independent of the federal government, patent protection is wholly unavailable on a state level, and state-registered trademarks provide a lower degree of protection than would federally-registered marks.

The Company may not be able to protect its trademarks.

The Company's trademark applications may encounter other obstacles, including refusals or oppositions based on third party rights or issues such as the "mere descriptiveness" of a proposed trademark. In that event, the Company has opportunities to respond, but may not be able to overcome the refusals or challenges. Once a trademark is registered, third parties can also bring cancellation proceedings, which may be successful in cancelling the Company's registrations. Unregistered trademarks can be more challenging to protect and enforce, and an adverse decision with respect to registration, based on third party rights, can increase the risk of an infringement action.

The Company may infringe on intellectual property rights of third parties.

There is a risk that the Company is infringing the proprietary rights of third parties because numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields that are the focus of the Company's development and manufacturing efforts. Others might have been the first to make the inventions covered by one or more of its pending patent applications and/or might have been the first to file patent applications for these inventions. Furthermore, because of historical policies and laws disfavoring the patenting and publication of cannabis-related technologies, prior art relevant to the Company's or its competitors' patents and patent applications may not be readily identified during normal patent examination processes, resulting in the issuance of claims that might not have issued in a better documented field. In addition, because patent applications take many months to publish and patent applications can take many years to issue, there may be currently pending applications, unknown to the Company, which may later result in issued patents that cover the production, manufacture, synthesis, commercialization, formulation or use of the Company's products. In addition, the production, manufacture, synthesis, commercialization, formulation or use of the Company's products may infringe existing patents of which the Company is not aware. Similarly, a third party could take the position that the Company is infringing its trademark rights, based on other registered or unregistered trademarks. Even if the Company ultimately defeats a third party's claims, defending itself against third-party claims, including litigation in particular, would be costly and time consuming and would divert management's attention from its business, which could lead to delays in the Company's development or commercialization efforts. If third parties are successful in their claims, the Company may have to pay substantial damages, including the potential for treble damages if willful infringement is found, or take other actions that are adverse to the Company's business.

The Company faces competition from synthetic production and technological advances.

The pharmaceutical industry may attempt to dominate the cannabis industry through the development and distribution of synthetic products which emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of the Company to secure long-term profitability and success through the sustainable and profitable operation of its business.

The Company may face constraints on marketing products.

The development of the Company's business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by governmental regulatory bodies. The regulatory environment in the United States limits companies' abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company's sales and results of operations could be adversely affected.

The Company may be exposed to risk of fraudulent or illegal activity by employees, contractors and consultants.

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent unauthorized conduct that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal, state and provincial healthcare fraud and abuse laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; or (v) contractual arrangements, including confidentiality requirements. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with applicable laws or regulations or contractual requirements. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company's business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company's operations, any of which could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Certain jurisdictions currently prohibit public company ownership of cannabis businesses.

Certain jurisdictions in the United States prohibit persons that are declared unqualified to hold a cannabis establishment license, which can include any publicly-traded company. In such circumstances, the prohibition against the issuance of a cannabis establishment business license may not be limited to the direct licensee but extend to owners of such licensees including parent-companies. As such, a publicly-traded company may be denied the issuance of a cannabis establishment business license in such jurisdictions which could limit the Company's ability to expand.

The Company depends on information technology systems and may experience cyber-attacks.

The Company's operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. See Item 1C – "Cybersecurity" for more information.

A security breach may have a material adverse effect on the Company.

Given the nature of the Company's products and its lack of legal availability outside of channels approved by local and state governments, as well as the concentration of inventory in its facilities, despite meeting or exceeding all legislative security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company's facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing the Company's products. In addition, the Company collects and stores personal information about its customers and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly customer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

We have been, and expect to continue to be, a target of cyberattacks. If our internal networks, systems, or data are or are perceived to have been compromised, our reputation may be damaged and our financial results may be negatively affected.

We have in the past been, and may in the future be, specifically targeted by bad actors for attacks intended to circumvent our security capabilities or to exploit our platform as an entry point into customers' endpoints, networks, or systems. We are also susceptible to inadvertent compromises of our systems and data, including those arising from process, coding, or human errors. We also utilize third-party service providers to, among other things, host, transmit, or otherwise process electronic data in connection with our business activities, including our supply chain, operations, and communications. Our third-party service providers and other vendors have faced and may continue to face cyberattacks, compromises, interruptions in service, or other security incidents from a variety of sources. A successful attack or other incident that results in an interruption of service or that compromises our or our service providers' internal networks, systems, or data could have a significant negative effect on our operations, reputation, financial resources, and the value of our intellectual property. We cannot assure you that any of our efforts to manage this risk, including adoption of a comprehensive incident response plan and process for detecting, mitigating, and investigating security incidents that we regularly test through table-top exercises, testing of our security protocols through additional techniques, such as penetration testing, debriefing after security incidents, to improve our security and responses, and regular briefing of our leadership on our cybersecurity risks, preparedness, and management, will be effective in protecting us from such attacks. It is virtually impossible for us to entirely eliminate the risk of such attacks, compromises, interruptions in service, or other security incidents affecting our internal systems or data, or that of our third-party service providers and vendors. Organizations are subject to a wide variety of attacks on their supply chain, networks, systems, and endpoints, and techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently. Furthermore, employee error or malicious activity could compromise our systems. As a result, we may be unable to anticipate these techniques or implement adequate measures to prevent an intrusion into our networks, which could result in unauthorized access to customer data, intellectual property, or lead to cyberattacks or other intrusions, litigation, governmental audits and investigations and significant legal fees, any or all of which could damage our relationships with our existing customers and could have a negative effect on our ability to attract and retain new customers. We have expended, and anticipate continuing to expend, significant resources in an effort to prevent security breaches and other security incidents impacting our systems and data. See Item 1C – "Cybersecurity" for more information.

In addition, while we maintain insurance policies that may cover certain liabilities in connection with a cybersecurity incident, we cannot be certain that our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

The Company is subject to high bonding and may face difficulty obtaining insurance coverage.

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of cannabis to post a bond or significant fees when, for example, applying for a dispensary license or renewal as a guarantee of payment of sales and franchise taxes. The Company is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company's business.

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability. Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution, fire, explosion or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

Due to the Company's involvement in the cannabis industry, it may have a difficult time obtaining the various insurances that are desired to operate its business, which may expose the Company to additional risk and financial liability. Insurance that is otherwise readily available, such as general liability, and directors and officer's insurance, may be more difficult to find, and more expensive, because of the regulatory regime applicable to the industry. There are no guarantees that the Company will be able to find such insurance coverage in the future, or that the cost will be affordable. If the Company is forced to go without such insurance coverage, it may prevent it from entering into certain business sectors, may inhibit growth, and may expose the Company to additional risk and financial liabilities.

The Company may not pay dividends.

The declaration and payment of dividends or distributions by the Company will be at the discretion of the Board subject to restrictions under applicable laws, and may be affected by numerous factors, including the Company's revenues, financial condition, acquisitions, capital investment requirements and legal, regulatory or contractual restrictions. A failure to pay dividends or a reduction or cessation of the payment of dividends could materially adversely affect the trading price of Common Shares.

The Company's use of customer information and other personal and confidential information may have an adverse impact.

The Company collects, processes, maintains and uses data, including sensitive information on individuals (with consent when applicable) available to the Company through online activities and other customer interactions with its business. The Company's current and future programs may depend on its ability to collect, maintain and use this information, and its ability to do so is subject to evolving international, U.S. and Canadian laws and enforcement trends. The Company strives to comply with all applicable laws and other legal obligations relating to privacy, data protection and customer protection. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, conflict with other rules, conflict with the Company's practices or fail to be observed by its employees or business partners. If so, the Company may suffer damage to its reputation and be subject to proceedings or actions against it by governmental entities or others. Any such proceeding or action could hurt the Company's reputation, force it to spend significant amounts to defend its practices, distract its management or otherwise have an adverse effect on its business.

The Company is subject to taxation in both Canada and the United States.

The Company is treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Internal Revenue Code. Consequently, the Company is subject to U.S. federal income tax on its worldwide taxable income. Since the Company is a resident of Canada for purposes of the Tax Act, the Company is also subject to Canadian income tax. Consequently, the Company is liable for both U.S. and Canadian income tax, which could have a material adverse effect on its financial condition and results of operations, and could inhibit efficient use of its capital.

The Company may be subject to net operating loss and certain other tax attribute limitations.

Section 382 of the Internal Revenue Code contains rules that limit for U.S. federal income tax purposes the ability of a corporation that undergoes an "ownership change" to utilize its net operating losses (and certain other tax attributes) existing as of the date of such ownership change. Under these rules, a corporation is treated as having had an "ownership change'" if there is a cumulative change of more than 50 percentage points in stock ownership by one or more "five percent shareholders," within the meaning of Section 382 of the Internal Revenue Code, during a rolling three-year period. If finalized, Treasury Regulations currently proposed under Section 382 of the Code may further limit the Company's ability to utilize its pre-change net operating losses or other tax attributes if the Company were to undergo a future ownership change. The Company may have experienced ownership changes in the past, and it may experience ownership changes in the future and/or subsequent shifts in its stock ownership (some of which may be outside the control of the Company). Thus, the Company's ability to utilize carryforwards of its net operating losses and other tax attributes to reduce future tax liabilities may be substantially restricted. At this time, the Company has not completed a study to assess the impact, if any, of ownership changes on its net operating losses and certain other tax attributes under Section 382 of the Internal Revenue Code.

Dividends may be subject to Canadian and/or United States withholding tax.

It is unlikely the company will pay dividends on its voting shares in the foreseeable future. However, in the unlikely event of a dividend, such dividends may not be eligible for foreign tax credits and may be subject to complex and unfavorable withholding tax laws and may not qualify for a reduced rate of withholding under the *Canada-United States Income Tax Convention (1980)* as amended.

Transfers of Common Shares may be subject to United States gift, estate and transfer taxes.

Because the Common Shares will be treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally will apply to a Non-U.S. Holder of Common Shares.

Changes in tax laws may affect the Company and its shareholders.

There can be no assurance that that the Canadian and U.S. general and industry specific tax laws and regulations of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company or its shareholders.

Market price of the common shares may be highly volatile.

Market prices for cannabis companies have at times been volatile and subject to substantial fluctuations. The stock market, from time-to-time, experiences significant price and volume fluctuations unrelated to the operating performance of particular companies. Future announcements concerning the Company or its competitors, including those pertaining to financing arrangements, government regulations, developments concerning regulatory actions affecting the Company, litigation, additions or departures of key personnel, cash flow, and economic conditions and political factors in the United States may have a significant impact on the market price of the Common Shares. In addition, there can be no assurance that the Common Shares will continue to be listed on the Exchanges.

The market price of the Common Shares could fluctuate significantly for many other reasons, including as a result of the Arrangement or for reasons unrelated to the Company's specific performance, such as reports by industry analysts, investor perceptions, or negative announcements by its subscribers, competitors or suppliers regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other large companies within its industry experience declines in their stock price, the share price of the Common Shares may decline as well. In addition, when the market price of a company's shares drops significantly, shareholders often institute securities class action lawsuits against the company. A lawsuit against the Company could cause it to incur substantial costs and could divert the time and attention of its management and other resources.

Further equity financing may dilute the interests of the Company shareholders and depress the price of the common shares.

If the Company raises additional financing or reorganizes its debt or reorganizes its debt through the issuance of equity securities (including securities convertible or exchangeable into equity securities) or completes an acquisition or merger or resolves litigation by issuing additional equity securities, such issuance may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. The Company's Articles permit the issuance of an unlimited number of Common Shares, and the Company shareholders will have no pre-emptive rights in connection with a future issuance. The Board has the discretion to determine the price and the terms of issue of future issuances. Moreover, additional Common Shares may be issued by the Company on the exercise of awards under the Company's Omnibus Plan and upon the exercise of certain outstanding CGGC Warrants (as defined herein). The market price of the Common Shares could decline as a result of issuances of new shares or sales by shareholders of Common Shares in the market or the perception that such sales could occur. Sales by shareholders of the Company might also make it more difficult for the Company itself to sell equity securities at a time and price that it deems appropriate.

Conflicts of interest may exist between the Company and its directors or officers.

Certain of the Company's directors and officers are, and may continue to be, or may become, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that are or may become competitors of the products and services the Company provides or intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company's interests. In accordance with applicable corporate law, directors who have a material interest in a contract or transaction or a proposed contract or transaction with the Company that is material to the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company's best interests.

However, in conflict-of-interest situations, the Company's directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to the Company.

Certain remedies may be limited.

The Company's governing documents may provide that the liability of its members of the Board and its officers is eliminated to the fullest extent permitted under the laws of the Province of British Columbia. Thus, the Company and its Shareholders may be prevented from recovering damages for certain alleged errors or omissions made by the members of the Board and its officers. The Company's governing documents may also provide that the Company will, to the fullest extent permitted by law, indemnify members of its Board and its officers for certain liabilities incurred by them by virtue of their acts on behalf of the Company.

We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern and it is possible that we may identify conditions and events in the future that raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2024 we identified conditions and events that raised substantial doubt about our ability to continue as a going concern, specifically the ability of the Company to generate sufficient cash flow from operations, cash from divestitures or otherwise complete a debt structuring, required to satisfy $59.5 million of Senior Debt obligations maturing in June 2025.

With the Company having entered into a Support Agreement with certain supporting Noteholders on February 27, 2025, regarding the exchange of their Senior Notes for new notes having a later maturity date and additional covenants, all as described herein (the "**2025 Debt Transaction**"), we believe that our existing cash and cash equivalents, cash from operations and cash from divestitures will enable us to fund our operating expenses and capital expenditure requirements more than one year from the date of this Annual Report. Consequently, the doubt as to the Company's ability to continue as a going concern has been alleviated.

However, we have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. In the future, if we are unable to obtain sufficient funding to support our operations, our financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. In the future, reports from our independent registered public accounting firm may also contain statements expressing substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

General Risk Factors

The Company is reliant on management.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company's business, operating results, financial condition or prospects.

The Company may become party to litigation from time to time.

The Company is a party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company is or becomes involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Common Shares and other listed securities of the Company. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources. Litigation may also create a negative perception of the Company's brand.

The Company may be unable to manage its growth effectively.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

The Company is subject to significant costs of being a public company.

As a public issuer, the Company is subject to the reporting requirements and rules and regulations under applicable U.S. and Canadian securities laws and the rules of any stock exchange on which the Company's securities may be listed from time to time. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations may increase the Company's legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on its personnel, systems and resources, which could adversely affect its business and financial condition. In particular, the Company is subject to reporting and other obligations under applicable U.S. and Canadian securities laws. These reporting and other obligations place significant demands on the Company as well as on the Company's management, administrative, operational and accounting resources. Effective internal controls, including financial reporting and disclosure controls and procedures, are necessary for the Company to provide reliable financial reports, to effectively reduce the risk of fraud and to operate successfully as a public company. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's results of operations or cause it to fail to meet its reporting obligations. If the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in the Company's consolidated financial statements and materially adversely affect the trading price of the Common Shares and of other listed securities of the Company.

The trading market for common shares is influenced by securities industry analyst research reports.

The trading market for Common Shares is influenced by the research and reports that industry or securities analysts publish about the Company. If covered, a decision by an analyst to cease coverage of the Company or fail to regularly publish reports on the Company could cause the Company to lose visibility in the financial markets, which in turn could cause the stock price or trading volume to decline. Moreover, if an analyst who covers the Company downgrades its stock, or if operating results do not meet analysts' expectations, the stock price could decline.

Past performance may not be indicative of future results.

The prior operational performance of the Company is not indicative of any potential future operating results of the Company. There can be no assurance that the historical operating results achieved by the Company or its affiliates will be achieved by the Company, and the Company's future performance may be materially different.

Financial projections may prove materially inaccurate or incorrect.

Any of the Company's financial estimates, projections and other forward-looking information or statements included herein were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking information or statements. Such forward-looking information or statements are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed herein.

Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Company might achieve.

Global financial conditions may have an adverse impact on the Company.

Following the onset of the global credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises.

Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. In such an event, the Company's operations and financial condition could be adversely impacted.

Furthermore, general market, political and economic conditions, including, for example, unemployment levels, inflation, interest and currency exchange rates, structural changes in the cannabis industry, supply and demand for commodities, political developments, legislative or regulatory changes, social or labor unrest and stock market trends will affect the Company's operating environment and its operating costs and profit margins and the price of its securities. Any negative events in the global economy could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Disease outbreaks may negatively impact the Company.

A local, regional, national or international outbreak of a contagious disease, including the novel coronavirus COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, could decrease the willingness of the general population to travel, cause staff shortages, reduced customer traffic, supply shortages, and increased government regulation all of which may negatively impact the business, financial condition and results of operations of the Company.

The risk of a pandemic, or public perception of the risk, could cause customers to avoid public places, including retail properties, and could cause temporary or long-term disruptions in our supply chains and/or delays in the delivery of our inventory. Further, such risks could also adversely affect the Company's customers' financial condition, resulting in reduced spending for the merchandise we sell. Moreover, an epidemic, pandemic, outbreak or other public health crisis, such as COVID-19, could cause employees to avoid Company properties, which could adversely affect the Company's ability to adequately staff and manage its businesses. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our stores, facilities or operations of the Company's sourcing partners.

The ultimate extent of the impact of any epidemic, pandemic or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic or other health crisis, such as COVID-19, could therefore materially and adversely affect the Company's business, financial condition and results of operations.

There may not be an active, liquid market for the Common Shares.

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on Cboe and/or the OTCQX. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

In addition, on January 8, 2025, the Company received a compliance deficiency notice from the OTCQX indicating that the bid price of the Common Shares had closed below $0.10 for more than 30 consecutive calendar days and therefore no longer met the continued listing qualifications of the OTCQX. The Company was granted a 90-calendar day cure period, or until April 6, 2025, to regain compliance with the minimum bid price requirement. In order to regain compliance, the bid price of the Common Shares will need to stay at or above $0.10 for ten consecutive trading days. The Company will continue to monitor its compliance during the cure period and could undertake specific actions to address this minimum bid price deficiency. Alternatively, at the end of such cure period, it is possible that the Company would be eligible for trading on the OTCQB and may apply for listing on such platform prior to such time. There can be no assurance that the Company will be able to become compliant with the continued listing qualifications rules of the OTCQX or become eligible to trade on OTCQB, and in such events, it is expected the Common Shares would be eligible to trade on the OTC Pink Market. As a result, there may be a more limited trading market for the Common Shares. In addition, if the Common Shares become subject to "penny stock" rules which impose additional disclosure requirements on broker-dealers, it could further negatively impact market liquidity for the Common Shares and shareholders' ability to sell their Common Shares.

Return on the Common Shares is not guaranteed.

There is no guarantee that the Common Shares will earn any positive return in the short term or long term. A holding of any such security is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in any of the Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We continue to make significant investments in our information technology systems pursuant to our operations. We believe that these investments, including additional technology changes to implement our strategic plan, are essential to enhance our overall customer experience, to support our compliance, internal controls and efficiency initiatives, to expand our capabilities to offer new products, and to provide scale for future growth.

The Company is actively engaged in identifying and managing cybersecurity risks. Protecting company data, non-public customer and employee data, and the systems that collect, process, and maintain this information is deemed critical. The Company has an enterprise-wide Information Security Program ("**Security Program**"), which is designed to protect the confidentiality, integrity and availability of customer non-public information. The Security Program was also designed to protect our operations and assets through a continuous and comprehensive cybersecurity detection, protection and prevention program. This program includes an information security governance structure and related policies and procedures, security controls, protocols governing data and systems, monitoring processes, and processes to ensure that the information security programs of third-party service providers are adequate. Our Security Program also continuously promotes cybersecurity awareness and culture across the organization.

The Company also has a business continuity/disaster recovery plan (the "**BCP**"), which it actively manages to prepare for any business continuity challenges it may face. Our BCP provides for the resiliency and recovery of our operations and services to our customers. The plan is supported and complemented by a robust business continuity governance framework, a life safety program as well as an enterprise-wide annual exercise and training to keep the program and strategies effective, scalable and understood by all employees. We believe both the Security Program and BCP adhere to industry best practices and are subject to periodic testing and independent audits.

Cybersecurity Risk

In 2018, the United States Securities and Exchange Commission (the "**SEC**") published interpretive guidance to assist public companies in preparing disclosures about cybersecurity risks and incidents. These SEC guidelines, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal laws and regulations. If we fail to observe this regulatory guidance or standards, we could be subject to various regulatory sanctions, including financial penalties.

State regulators have been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have also recently implemented or modified their data breach notification, information security and data privacy requirements. We expect this trend of state-level activity in those areas to continue and are continually monitoring developments where our customers are located.

Risks and exposures related to cybersecurity attacks, including litigation and enforcement risks, are expected to be elevated for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking, and other technology-based products and services by us.

Governance

The risks from cybersecurity threats are monitored and managed by the Company's information systems team members who have relevant expertise with such potential threats, and who operate in collaboration with other Company functions. The Company's Audit Committee is responsible for overseeing cybersecurity risk and is informed in a timely manner of any incidents considered potentially serious, together with details on the prevention, detection, mitigation and remediation of such incidents.

ITEM 2. PROPERTIES

The following tables set forth the Company's principal physical properties.

Corporate Properties

Type	Location	Lease / Own
Headquarters *	New York, NY	Lease
Shared Service Center	Chelmsford, MA	Lease
Former TGS Headquarters	Denver, CO	Lease

Production Properties

Type	Location	Lease / Own
San Diego Cultivation Facility	San Diego, CA	Lease
Denver Cultivation Facility 1	Denver, CO	Lease
Denver Cultivation Facility 2	Denver, CO	Lease
Denver Cultivation Facility 3	Denver, CO	Lease
Denver Manufacture Facility	Denver, CO	Lease
Denver Warehouse	Denver, CO	Lease
Trinidad Cultivation Facility 1	Trinidad, CO	Lease

Production Properties

Type	Location	Lease / Own
Trinidad Cultivation Facility 2	Trinidad, CO	Lease
Milford Cultivation Facility 1	Milford, DE	Lease
Milford Cultivation Facility 2 *	Milford, DE	Own
Lakeland Cultivation Facility	Lakeland, FL	Lease
Aurora Cultivation Facility	Aurora, IL	Lease
Lowell Cultivation Facility	Lowell, MA	Lease
Frederick Cultivation Facility	Frederick, MD	Own

Vineland Cultivation Facility 1	Vineland, NJ	Lease
Vineland Cultivation Facility 2	Vineland, NJ	Own
Rochester Cultivation Facility	Rochester, NY	Lease
Riverhead Cultivation Facility	Riverhead, NY	Own
Mount Orab Cultivation Facility	Mount Orab, OH	Lease
Columbus Manufacturing Facility	Columbus, OH	Own
Pennsylvania Cultivation Facility	Saxton, PA	Lease
Richmond Cultivation Facility	Richmond, VA	Lease
Falling Waters Cultivation Facility	Falling Waters, WV	Lease

Retail Properties

Type	Location	Lease / Own
Cannabist San Diego	San Diego, CA	Lease
The Healing Center San Diego	San Diego, CA	Lease
Project Cannabis San Francisco	San Francisco, CA	Lease
The Green Solution Ft. Collins	Ft. Collins, CO	Lease
The Green Solution Southeast Aurora	Aurora, CO	Lease
The Green Solution East Aurora	Aurora, CO	Lease
The Green Solution Central Aurora	Aurora, CO	Lease
The Green Solution W Aurora	Aurora, CO	Lease
The Green Solution South Aurora	Aurora, CO	Lease
The Green Solution Northglenn	Northglenn, CO	Lease
The Green Solution Glendale	Glendale, CO	Lease
The Green Solution North Denver	Denver, CO	Lease
The Green Solution Union Station	Denver, CO	Lease
The Green Solution Westminster	Denver, CO	Lease
The Green Solution West Denver	Denver, CO	Lease
The Green Solution Sheridan	Sheridan, CO	Lease
The Green Solution Edgewater	Edgewater, CO	Lease
The Green Solution Pueblo	Pueblo, CO	Lease
The Green Solution Black Hawk	Black Hawk, CO	Lease
The Green Solution Trinidad	Trinidad, CO	Lease
Clearance Cannabis Trinidad	Trinidad, CO	Lease
The Green Solution Silver Plume	Silver Plume, CO	Lease
The Green Solution Aspen	Aspen, CO	Lease
The Green Solution Glenwood Springs	Glenwood Springs, CO	Lease
Medicine Man Denver	Denver, CO	Lease
Medicine Man Aurora	Aurora, CO	Lease
Medicine Man Thornton	Thornton, CO	Lease
Medicine Man Longmont	Longmont, CO	Lease
Columbia Care Rehoboth Beach	Rehoboth Beach, DE	Lease
Columbia Care Smyrna	Smyrna, DE	Lease
Columbia Care Wilmington	Wilmington, DE	Lease
Cannabist Chicago	Chicago, IL	Lease
Cannabist Villa Park	Villa Park, IL	Lease
Columbia Care Chevy Chase	Chevy Chase, MD	Lease

gLeaf Frederick	Frederick, MD	Lease
gLeaf Rockville	Rockville, MD	Lease
Patriot Care Greenfield	Greenfield, MA	Lease
Cannabist Lowell	Lowell, MA	Lease
Mays Landing	Blackhorse Pike, NJ	Lease
Cannabist Vineland	Vineland, NJ	Lease
Cannabist Deptford	Deptford, NJ	Lease
Cannabist Brooklyn	Brooklyn, NY	Lease
Columbia Care Riverhead	Riverhead, NY	Lease
Columbia Care Dayton	Dayton, OH	Own
Columbia Care Logan	Logan, OH	Own
Columbia Care Marietta	Marietta, OH	Own
Columbia Care Monroe	Monroe, OH	Own
gLeaf Warren	Warren, OH	Lease
Columbia Care Allentown	Allentown, PA	Lease

Retail Properties

Type	Location	Lease / Own
Columbia Care Scranton	Scranton, PA	Lease
Columbia Care Wilkes-Barre	Wilkes-Barre, PA	Lease
gLeaf Richmond	Richmond, VA	Lease
gLeaf Short Pump	Short Pump, VA	Lease
Cannabist Laburnum	Laburnum, VA	Lease
Cannabist Williamstown	Williamstown, WV	Lease
Cannabist Huntington	Huntington, WV	Lease
Cannabist Morgantown	Morgantown, WV	Lease
Cannabist Beckley	Beckley, WV	Lease
Cannabist St. Albans	St. Albans, WV	Lease

* During 2025, the Company exited the New York office and sold its Milford Cultivation Facility 2 property.

ITEM 3. LEGAL PROCEEDINGS

Legal Proceedings

None, other than in the normal course of business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading Price and Volume

The Company's common shares are listed on the Cboe Canada (the "**Cboe**") under the symbol "CBST" and are quoted on the OTCQX Best Market (the "**OTCQX**") under the symbol "CBSTF" and on the Frankfurt Stock Exchange under the symbol "3LP".

Shareholders

As of December 31, 2024, there are 419 holders of record of our common shares.

Dividends

The Company has not declared cash dividends on the common shares in the past. The Company currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the common shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determines that a dividend is in the best interest of its shareholders.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the securities of the Company, other than Canadian withholding tax. See "*Certain Canadian Federal Income Tax Considerations for Non-Residents of Canada*," below.

Certain Canadian Federal Income Tax Considerations for Non-Residents of Canada

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the *Income Tax Act* (Canada) and the regulations promulgated thereunder (the "**Tax Act**") to a holder who acquires, as beneficial owner, our Common Shares, and who, for purposes of the Tax Act and at all relevant times: (i) holds the Common Shares as capital property; (ii) deals at arm's length with, and is not affiliated with, us; (iii) is not, and is not deemed to be resident in Canada; and (iv) does not use or hold and will not be deemed to use or hold, our Common Shares in a business carried on in Canada (a "**Non-Resident Holder**"). Generally, our Common Shares will be considered to be capital property to a Non-Resident Holder provided the Non-Resident Holder does not hold our Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an authorized foreign bank (as defined in the Tax Act). **Such Non-Resident Holders should seek advice from their own tax advisors**.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals, or the Proposed Amendments, to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and management's understanding of the current administrative policies and practices of the Canada Revenue Agency (the "**CRA**") published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies or practices, whether by legislative, governmental, or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

Non-Resident Holders should consult their own tax advisors with respect to an investment in our Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our Common Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our Common Shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of our Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Disposition of Common Shares

A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share, unless the Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are listed on a "designated stock exchange," as defined in the Tax Act at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property. Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. **A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.**

Receipt of Dividends

Dividends received or deemed to be received by a Non-Resident Holder on our Common Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder's country of residence. For example, under the Treaty, the rate is generally reduced to 15% where the Non-Resident Holder beneficially owns such dividends and is a resident of the United States for the purposes of, and is fully entitled to the benefits of, the Treaty.

Recent Sales of Unregistered Securities

There have been no securities sold by the Company for the period covered by this Annual Report on Form 10-K which were not registered under the Securities Act. Included are new issues, securities issued upon conversion from other share classes, and securities issued in exchange for property, services, or other securities.

Issuer Purchases of Equity Securities

None.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of The Cannabist Company Holdings Inc. and its subsidiaries ("The Cannabist Company", the "Company", "us", "our" or "we") is supplemental to, and should be read in conjunction with, the Company's audited consolidated financial statements and the accompanying notes for the years ended December 31, 2024, December 31, 2023 and December 31, 2022. Except for historical information, the discussion in this section contains forward-looking statements that involve risks and uncertainties. Future results could differ materially from those discussed below for many reasons, including the risks described in "Disclosure Regarding Forward-Looking Statements," Item 1A-Risk Factors" and elsewhere in this Annual Report on Form 10-K.

The Company's financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Financial information presented in this MD&A is presented in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

Our future financial results are subject to significant potential fluctuations caused by, among other things, growth of sales volume in new and existing markets and our ability to control operating expenses. In addition, our financial results may be impacted significantly by changes to the regulatory environment in which we operate, both on a local, state and federal level.

OVERVIEW OF THE CANNABIST COMPANY

The Cannabist Company, formerly known as Columbia Care, is one of the most experienced cultivators, manufacturers and providers of cannabis products and related services, with licenses in 14 U.S. jurisdictions. The Company operates 87 facilities including 71 dispensaries and 16 cultivation and manufacturing facilities, including those under development. Columbia Care, now The Cannabist Company, is one of the original multi-state providers of cannabis in the U.S. and now delivers industry-leading products and services to both the medical and adult-use markets. In 2021, the Company launched Cannabist, its retail brand, creating a national dispensary network that leverages proprietary technology platforms. The company offers products spanning flower, edibles, oils and tablets, and manufactures popular brands including dreamt, Seed & Strain, Triple Seven, Hedy, gLeaf, Classix, Press, and Amber.

SELECTED FINANCIAL INFORMATION

The following tables set forth selected consolidated financial information derived from our audited consolidated financial statements, the consolidated financial statements, and the respective accompanying notes prepared in accordance with United States Generally Accepted Accounting Principles.

During the periods discussed herein, our accounting policies have remained consistent. The selected and summarized consolidated financial information below may not be indicative of our future performance.

Statement of Operations:

	For the Year Ended			2024 vs. 2023		2023 vs. 2022	
	December 31, 2024	December 31, 2023	December 31, 2022	$ Change	% Change	$ Change	% Change
Revenues	$ 458,722	$ 511,327	$ 511,578	$ (52,605)	(10%)	$ (251)	—%
Cost of sales related to inventory production	(290,425)	(331,359)	(310,163)	40,934	(12%)	(21,196)	7%
Cost of sales related to business combination fair value adjustments to inventories	—	—	(204)	—	— %	204	(100)%
Gross profit	168,297	179,968	201,211	(11,671)	(6)%	(21,243)	(11)%
Goodwill impairment	—	(19,274)	(170,642)	19,274	(100)%	151,368	(89%)
Intangible impairment	(2,100)	(46,248)	(169,479)	44,148	(95%)	123,231	(73%)
Fixed asset impairment	(121)	(20,095)	—	19,974	(99%)	(20,095)	100%
Selling, general and administrative expenses	(188,348)	(199,591)	(277,330)	11,243	(6)%	77,739	(28%)
Operating expenses	(190,569)	(285,208)	(617,451)	94,639	(33)%	332,243	(54%)
Other (expense) income, net	(39,547)	(63,658)	(16,454)	24,111	(38%)	(47,204)	287 %
Income tax (expense) benefit	(43,307)	(5,389)	11,213	(37,918)	704 %	(16,602)	(148%)
Net loss	(105,126)	(174,287)	(421,481)	69,161	(40)%	247,194	(59%)
Net loss attributable to non-controlling interest	760	1,425	(5,476)	(665)	(47)%	6,901	(126%)
Net loss attributable to The Cannabist Company	$ (105,886)	$ (175,712)	$ (416,005)	$ 69,826	(40)%	$ 240,293	(58%)
Loss per share attributable to The Cannabist Company—based and diluted	$ (0.23)	$ (0.44)	$ (1.06)	$ 0.21	(48)%	$ 0.62	(59%)
Weighted average number of shares outstanding—basic and diluted	462,496,369	402,776,616	392,571,102				

Summary of Balance Sheet items:

	December 31, 2024	December 31, 2023
Total Assets	$ 696,173	$ 823,111
Total Liabilities	$ 726,232	$ 757,759
Total Long-Term Liabilities	$ 497,522	$ 597,715
Total Equity	$ (30,059)	$ 65,352

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2024, 2023 and 2022

The following tables summarize our results of operations for the years ended December 31, 2024, 2023, and 2022:

	For the Year Ended			2024 vs. 2023		2023 vs. 2022	
	December 31, 2024	0 December 31, 2023	December 31, 2022	$ Change	% Change	$ Change	% Change
Revenues	$ 458,722	$ 511,327	$ 511,578	$ (52,605)	(10%)	$ (251)	0%
Cost of sales related to inventory production	(290,425)	(331,359)	(310,163)	40,934	(12%)	(21,196)	7%
Cost of sales related to business combination fair value adjustments to inventories	—	—	(204)	—	— %	204	(100%)
Gross profit	168,297	179,968	201,211	(11,671)	(6)%	(21,243)	(11%)
Goodwill impairment	—	(19,274)	(170,642)	19,274	(100)%	151,368	(89%)
Intangible impairment	(2,100)	(46,248)	(169,479)	44,148	(95%)	123,231	(73%)
Fixed asset impairment	(121)	(20,095)	—	19,974	(99%)	(20,095)	100%
Selling, general and administrative expenses	(188,348)	(199,591)	(277,330)	11,243	(6)%	77,739	(28%)
Operating expenses	(190,569)	(285,208)	(617,451)	94,639	(33)%	332,243	(54%)
Loss from operations	(22,272)	(105,240)	(416,240)	82,968	(79)%	311,000	(75%)
Other (expense) income, net	(39,547)	(63,658)	(16,454)	24,111	(38%)	(47,204)	287 %
Loss before provision for income taxes	(61,819)	(168,898)	(432,694)	107,079	(63)%	263,796	(61%)
Income tax (expense) benefit	(43,307)	(5,389)	11,213	(37,918)	704 %	(16,602)	(148%)
Net loss	(105,126)	(174,287)	(421,481)	69,161	(40)%	247,194	(59%)
Net loss attributable to non-controlling interest	760	1,425	(5,476)	(665)	(47)%	6,901	(126%)
Net loss attributable to The Cannabist Company.	$ (105,886)	$ (175,712)	$ (416,005)	$ 69,826	(40)%	$ 240,293	(58%)

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenue

The decrease in revenue of $52,605 for the year ended December 31, 2024, as compared to the prior year period, was primarily driven by increased competition and price compression in certain markets and the sale of several assets. This was offset by maturing markets and regulation changes in key states, most notably the legalization of adult-use sales in Maryland and Ohio.

Cost of Sales

The decrease in cost of sales of $40,934 for the year ended December 31, 2024, as compared to the prior year period, was directly related to the decrease in revenue.

Gross Profit

The decrease in gross profit of $11,671 for the year ended December 31, 2024, as compared to the prior year period was directly attributable to the decrease in revenue and decrease in cost of sales as described above. The increase in gross margin (percent) was primarily driven by the maturation of existing production facilities.

Operating Expenses

The decrease of $94,639 in operating expenses was primarily attributable to goodwill and intangible impairment charges of $19,274 and $44,148 during the year ended December 31, 2024, a decrease in fixed asset impairments of $19,974, and a decrease of $11,243 in selling, general and operating expenses. The decrease in selling, general and operating expenses was primarily attributable to a decrease in depreciation and amortization of $10,461, salary and benefits of $10,071, professional fees of $2,428, advertising and promotion expenses of $1,949, and other fees and expenses of $190. This was partially offset by increases in operating general and facility expenses of $13,286, operating facilities costs of $570, the expansion of our operations, and the increase in size and scope of our administrative functions.

Other (Expense) Income, Net

The decrease of $24,111 in other (expense) income, net for the year ended December 31, 2024, as compared to the prior year, was primarily due to a gain on disposal group of $58,447, a decrease in interest expense of $13,035, and a decrease in other (income) expense, net of $1,809. This was offset partially by an increase in net change in fair value of derivative asset and liability of $26,024, and a loss on held for sale assets of $22,191.

Income Tax Benefit and Provisions

The Company recorded income tax expense of $43,307 for the year ended December 31, 2024 as compared to income tax expense of $5,389 for the year ended December 31, 2023.

The net tax expense of $43,307 for the year ended December 31, 2024 includes current tax expense of $50,176, deferred tax benefit of $13,190 and change in valuation allowances of $6,321.

The increase in current tax expense is a direct result of the Company's reduction in losses. The Company is subject to Section 280E of the Internal Revenue Code and is forced to disallow costs not attributable to cost of goods sold in its cannabis businesses. Current tax expense is largely offset by the significant deferred tax liabilities recorded as part of the Company's acquisition activity.

These deferred tax liabilities are exhausted over time with current year activity resulting in deferred tax benefit which reduces overall tax expense.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenue

The decrease in revenue of $251 for the year ended December 31, 2023, as compared to the prior year period was primarily driven by price compression offset by maturing markets and regulation changes in key states, most notably the legalization of adult-use sales in Maryland.

Cost of Sales

The increase in cost of sales of $20,992 for the year ended December 31, 2023, as compared to the prior year period was primarily driven by increased volume from our existing retail and wholesale network, new store openings in Virginia and West Virginia, and legalization of adult-use sales in Maryland.

Gross Profit

The decrease in gross profit of $21,243 for the year ended December 31, 2023, as compared to the prior year period was directly attributable to the flat revenue and increased cost of sales as described above. The decline in gross margin (percent) was primarily driven by production facilities poised for future economies of scale and price compression.

Operating Expenses

The decrease of $332,243 in operating expenses was primarily attributable to goodwill and intangible impairment charges of $151,368 and $123,231 during the year ended December 31, 2023, and $77,739 in selling, general and operating expenses; this was offset by an increase in fixed asset impairments of $20,095, as compared to the prior year period. The decrease in selling, general and operating expenses was primarily attributable to a decrease in salary and benefits of $35,908, depreciation and amortization of $24,112, professional fees of $5,918, advertising and promotion expenses of $8,279, and other fees and expenses of $3,522; as we expanded our operations and increased the size and scope of our administrative functions.

Other Expense (Income), Net

The increase in other expense (income), net for the year ended December 31, 2023, as compared to the prior year, was primarily due to a remeasurement of contingent consideration of $37,362 as discussed in our audited consolidated financial statements for the year ended December 31, 2022; there was also a favorable change in fair value of derivative liability of $6,444 as a result of the conversion of convertible debt during the year; a loss on disposal group of $6,122; a decrease in rental income of $1,143; net reduction in interest expense and other of $6,714, and a loss on restructuring of $2,307.

Income Tax Benefit and Provisions

The net tax expense of $5,389 for the year ended December 31, 2023 includes current tax expense of $31,385, deferred tax benefit of $33,032 and change in valuation allowances of $7,036.

The increase in current tax expense is a direct result of the Company's reduction in losses. The Company is subject to Section 280E of the Internal Revenue Code and is forced to disallow costs not attributable to cost of goods sold in its cannabis businesses. Current tax expense is largely offset by the significant deferred tax liabilities recorded as part of the Company's acquisition activity.

These deferred tax liabilities are exhausted over time with current year activity resulting in deferred tax benefit which reduces overall tax expense.

Total provision for income taxes has decreased by $11,352 for the year ended December 31, 2022. The increase in current tax expense is related to an increase in expenses that are not tax deductible under 280E as well as increasing gross profit. The Company is subject to Section 280E of the Internal Revenue Code and is forced to disallow costs not attributable to cost of goods sold in its cannabis businesses. The increase in current tax expense for the year ended December 31, 2022 was offset by significant reductions of deferred tax liabilities related to acquisition activity and the impairment thereof.

Non-GAAP Measures

We use certain non-GAAP measures, referenced in this MD&A. These measures are not recognized measures under GAAP and do not have a standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation from nor as a substitute for our financial information reported under GAAP. We use non-GAAP measures such as EBITDA, Adjusted EBITDA and Adjusted EBITDA margin which may be calculated differently by other companies. These non-GAAP measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on GAAP measures. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented. We also recognize that securities analysts, investors and other interested parties frequently use non-GAAP measures in the evaluation of companies within our industry. Finally, we use non-GAAP measures and metrics in order to facilitate evaluation of operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of executive compensation.

The following table provides a reconciliation of net loss for the period to EBITDA and Adjusted EBITDA for the years ended December 31, 2024, 2023, and 2022:

	Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Net loss	$ (105,126)	$ (174,287)	$ (421,481)
Income tax	43,307	5,389	(11,213)
Depreciation and amortization	48,978	62,729	84,788
Interest expense, net and debt amortization	51,831	54,865	52,542
EBITDA (Non-GAAP measure)	38,990	(51,304)	(295,364)
Adjustments:			
Share-based compensation	(1,009)	5,465	27,930
Goodwill impairment	—	19,274	170,642
Intangible impairment	2,100	46,248	169,479
Impairment on fixed assets	121	20,095	—
Fair-value mark-up for acquired inventory	—	—	204
Adjustments for acquisition and other non-core costs*	13,091	16,371	34,969
Fair-value changes on derivative liabilities	25,908	(116)	(6,560)
Loss on Restructuring	5,674	6,088	3,089
Impairment on disposal group	—	4,249	—
Gain on remeasurement of contingent consideration	—	—	(37,362)
(Gain) / loss on disposal group	(30,164)	3,275	—
Earnout liability accrual	—	—	349
Adjusted EBITDA (Non-GAAP measure)	$ 54,711	$ 69,645	$ 67,376
Revenue	$ 458,722	$ 511,327	$ 511,578
Adjusted EBITDA (Non-GAAP measure)	54,711	69,645	67,376
Adjusted EBITDA margin (Non-GAAP measure)	11.9 %	13.6%	13.2%
Revenue	$ 458,722	$ 511,327	$ 511,578
Gross profit	168,297	179,968	201,211
Gross margin	36.7 %	35.2%	39.3%

* Acquisition and other non-core costs include costs associated with acquisitions, litigation expenses and COVID-19 expenses.

Adjusted EBITDA

The decrease in Adjusted EBITDA for the year ended December 31, 2024, as compared to the prior year period, was primarily driven by reduced revenues from divestitures completed in 2023 and 2024, partly offset by cost-savings initiatives implemented across selling, general and administrative expenses.

The increase in Adjusted EBITDA for the year ended December 31, 2023, as compared to the prior year period, was primarily driven by improved leverage of revenues across selling, general and administrative expenses such as facility costs, salary and benefits costs.

The increase in Adjusted EBITDA for the year ended December 31, 2022, as compared to the prior year period, was primarily driven by improved gross profit and improved leverage of revenues across selling, general and administrative expenses such as facility costs, salary and benefits costs.

Liquidity and Capital Resources

Our primary need for liquidity is to fund working capital requirements of our business, capital expenditures and for general corporate purposes. Historically, we have relied on external financing as our primary source of liquidity. Our ability to fund our operations and to make capital expenditures depends on our ability to successfully secure financing through issuance of debt or equity, as well as our ability to improve our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We are currently meeting our obligations as they become due and are earning revenues from our operations. However, we have sustained losses since inception and may require additional capital in the future. We estimate that based on our current business operations and working capital, we will continue to meet our obligations as they become due. As we continue to seek growth through expansion or acquisition, our cash flows requirements and obligations could materially change. As of December 31, 2024, we did not have any significant external capital requirements.

Recent Financing Transactions

2022

February 2022 Private Placement

On February 3, 2022, the Company closed on the 2026 Notes, which was a private placement of US$185,000,000 aggregate principal amount of 9.50% senior-secured first-lien notes due 2026. The 2026 Notes are senior secured obligations of the Company and were issued at 100% of face value. The 2026 Notes accrue interest payable semi-annually in arrears and mature on February 3, 2026, unless earlier redeemed or repurchased. The Company may redeem the 2026 Notes at par, in whole or in part, on or after February 3, 2024, as more particularly described in the fourth supplemental trust indenture governing the 2026 Notes. In connection with the offering of the 2026 Notes, the Company received binding commitments to exchange approximately $31,750,000 of the Company's existing 13% senior secured notes due 2023, pursuant to private agreements in accordance with the trust indenture, for an equivalent amount of 2026 Notes plus accrued but unpaid interest and any negotiated premium thereon. As a result of the note exchanges, the Company received aggregate gross proceeds of $153,250,000 in cash pursuant to the offering of the 2026 Notes. The Company's repayment obligations with respect to the 2026 Notes are impacted by the 2025 Debt Transaction.

VentureForth Acquisition and Settlement

On April 18, 2022, in connection with the acquisition and settlement of preexisting relationships, the Company issued 18,755,802 common shares (the "**VentureForth Shares**") and, on April 18, 2022 and April 24, 2022 paid approximately $26,000,000 to acquire, by merger, VentureForth Holdings, LLC, which is the owner of VentureForth, LLC ("**VentureForth**"). VentureForth held two licenses from the Washington D.C. Alcoholic Beverage Regulation Administration ("**ABRA**"), specifically, one license to cultivate and manufacture medical cannabis and one license to dispense medical cannabis. The Company previously had a management services agreement with VentureForth. The shares issued and amounts paid also amicably resolved, with no admissions of liability and in exchange for releases, certain direct, indirect, derivative and indemnification claims relating to a confidential arbitration to which VentureForth, a separate subsidiary of the Company and certain members of the Company's management team were respondent parties.

2023

September 2023 Private Placement

On September 18, 2023, the Company entered into subscription agreements with institutional investors (the "**September 2023 Investors**") for the purchase and sale of 22,244,210 units of the Company (the "**September 2023 Units**") at a price of C$1.52 per Unit (the "**Issue Price**") pursuant to a private placement (the "**September 2023 Offering**"), for aggregate gross proceeds of approximately C$33.8 million or approximately US$25 million (the "**Initial Tranche**"). Each Unit consists of one Common Share (or Common Share equivalent) and one half of one warrant that entitles the holder to acquire one Common Share at a price of C$1.96 per Common Share, a 29% premium to issue, for a period of three years following the closing of the Initial Tranche ("**September 2023 Warrant**"). The Initial Tranche consisted of an aggregate of 21,887,240 Common Shares, 11,122,105 September 2023 Warrants and 356,970 pre-funded warrants that provide the holder the right to purchase one Common Share at an exercise price of C$0.0001 per Common Share (the "**September 2023 Pre-Funded Warrants**"). The September 2023 Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the September 2023 Pre-Funded Warrants are exercised in full. The September 2023 Offering closed on September 21, 2023. ATB Capital Markets Inc. acted as sole placement agent for the Offering. The Company used the proceeds from the September 2023 Offering to reduce its outstanding indebtedness and for general corporate purposes.

In connection with the transaction, the Company and the Investors entered into a customary registration rights agreement. The September 2023 Units were subject to limited lock-up requirements.

2024

January 2024 Debt Exchange

On January 22, 2024, the Company entered into the Exchange Agreement, as amended on June 30, 2024 and September 30, 2024, (as amended, the "Exchange Agreement"), with certain holders (the "Holders") of the Company's 6.0% senior secured 2025 Convertible Notes, pursuant to which the Company agreed to the Repurchase of up to $25 million principal amount of the 2025 Convertible Notes in exchange for Common Shares (the "January 2024 Debt Exchange").

Pursuant to the terms of the Exchange Agreement, the Holders agreed to:

- by January 31, 2024, transfer $5 million principal amount of 2024 Convertible Notes in consideration of Common Shares issued at a price per Common Share equal to the greater of C$0.41 per Common Share and the 12.5% discount to the 5-day volume weighted average price of the Common Shares (the "Initial Exchange Price") on Cboe prior to receipt of a Transfer notice;

- provided that the five-day volume weighted average price of the Common Shares on the Cboe is greater than C$0.47 as of the close of trading at 4:01pm on January 31, 2024, transfer $5 million principal amount of 2025 Convertible Notes in consideration of Common Shares issued at the Initial Exchange Price on or prior to February 29, 2024; and

- provided that the February Exchange is completed and the daily volume weighted average price of the Common Shares on Cboe is greater than C$0.87 for 5 consecutive trading days, provided that, the trading volume of the Common Shares on Cboe was equal to or greater than 600,000 Common Shares on the applicable trading dates, from the period commencing on January 1, 2024 and ending on December 31, 2024), transfer in three separate equal tranches, an aggregate of $15 million principal amount of 2025 Convertible Notes in consideration of Common Shares issued at a price per Common Share equal to the greater of C$0.57 per Common Share and the 12.5% discount to the 5 days volume weighted average price of the Common Shares on Cboe prior to receipt of a Transfer notice, in each case, subject to adjustment in certain instances, on or prior to December 31, 2024.

Through December 31, 2024, $10 million of the potential $25 million exchange had been completed, with approximately $10 million remaining available for exchange as $5 million were separately exchanged into the 2027 Notes, as described below. The term of the Exchange Agreement expired as of January 31, 2025.

2027 Convertible Notes

On March 19, 2024, the Company closed a private placement (the "March 2024 Private Placement") of $25.75 million aggregate principal amount of 9.0% senior-secured first-lien notes due 2027 (the "2027 Notes") and received aggregate gross proceeds of $15.6 million. The 2027 Notes are senior secured obligations of the Company and were issued at 80.0% of face value. The 2027 Notes accrue interest in arrears which is payable semi-annually and mature on March 19, 2027. In connection with the offering of the 2027 Notes, the Company exchanged $5 million of the Company's existing 6.0% 2025 Convertible Notes. Through December 31, 2024, 983.604 shares were issued to convert $300 principal.

The principal amount of the 2027 Notes and the conversion price are denominated in U.S. dollars. As the functional currency of the Company is Canadian dollars, the amount of the liability to be settled depends on the applicable foreign exchange rate on the date of settlement. The 2027 Notes therefore represent an obligation to issue a fixed number of shares for a variable amount of liability. Due to this conversion feature within the 2027 Notes, the Company is unable to obtain an exception from derivative accounting. Accordingly, this conversion feature was accounted for as an embedded derivative liability and measured at fair value of $2,632 on the date of issuance of debt with a corresponding debt discount and debt issuance costs of $5,952, reflected as a reduction to the carrying value of the 2027 Notes. The Company fair values the derivative liability at each balance sheet date. Changes in fair value of the embedded derivative are recognized in the condensed consolidated statements of operations and comprehensive loss. The debt premium and debt issuance costs is amortized over the term of the 2027 Notes. The Company's repayment obligations with respect to the 2027 Notes are impacted by the 2025 Debt Transaction.

Mortgages

On August 10, 2023, the Company entered into two term loans and security agreements with a bank as follows:

- The first agreement provides for a $6,250 mortgage on real property in Maryland and carries interest at a variable rate per annum equal to the Index plus 2.25%. The debt is repayable in 59 monthly installments and matures in August 2028. In connection with this mortgage, the Company incurred financing costs of $195 and netted $2,903 after the repayment of a prior outstanding mortgage on the property.

*   The second agreement provides for a $1,800 mortgage on real property in Delaware and carries interest at a variable rate per annum equal to the Index plus 2.25%. The debt is repayable in 59 monthly installments and matures in August 2028. In connection with this mortgage, the Company incurred financing costs of $77 and netted $1,723.

Cash Flows

Net cash provided in operating, investing and financing activities for the years ended December 31, 2024, 2023, and 2022, were as follows:

	Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Net cash (used) / provided by in operating activities	$ (23,379)	$ 7,471	$ (111,401)
Net cash provided by / (used) in investing activities	30,975	(3,499)	(75,327)
Net cash (used in) / provided by financing activities	(9,003)	(14,124)	153,684
Net (decrease) / increase in cash and cash equivalents	$ (1,407)	$ (10,152)	$ (33,044)

Operating Activities

During the year ended December 31, 2024, operating activities used $23,379 of cash, primarily resulting from a net loss of $105,126, deferred taxes of $9,105, legal settlements of $1,108, other expenses of $959, and equity based compensation of $1,009. This was partially offset by a loss on disposal group of $70,507, depreciation and amortization of $48,978, debt amortization expenses of $9,397, provision for obsolete inventory and other assets of $5,682, intangible impairment charges of $2,100, change in fair value of derivative liability of $502, impairment of fixed assets of $121, change in operating assets and liabilities of $31,906, and change in investment fair value of $25,406.

During the year ended December 31, 2023, operating activities provided $7,471 of cash, primarily resulting from net changes in operating assets and liabilities of $24,991, depreciation and amortization of $62,729, intangible impairment charges of $46,248, impairment on fixed assets of $20,095, goodwill impairment charges of $19,274, debt amortization cost of $9,352, provision for obsolete inventory and other assets of $8,143, loss on disposal group of $6,122, equity-based compensation of $5,465, and other assets of $5,433. This was partially offset by a net loss of $174,287 and deferred taxes of $25,978.

During the year ended December 31, 2022, operating activities used $111,401 of cash, primarily resulting from net loss of $421,481, change in derivative liability of $6,560, deferred taxes of $69,243, gain on remeasurement of contingent consideration of $37,362, net changes in operating assets and liabilities of $50,545, and partially offset by depreciation and amortization of $84,788, equity-based compensation expense of $27,930, debt amortization expense of $8,588, goodwill impairment of $170,642, intangible assets impairment of $169,479, and provision for obsolete inventory and other assets of $11,267.

Investing Activities

During the year ended December 31, 2024, investing activities provided $30,975 of cash, consisting of net proceeds from sale of business of $36,855 and proceeds from sale of license of $329; this was partially offset by purchases of property and equipment of $5,831 and cash paid on deposits, net of $378.

During the year ended December 31, 2023, investing activities used $3,499 of cash, consisting of purchases of property and equipment of $9,966; partially offset by proceeds from sale of property of $6,229, and cash received on deposits of $238.

During the year ended December 31, 2022, investing activities used $75,327 of cash, consisting of purchases of property and equipment of $72,741, and cash paid for other assets of $2,973.

Financing Activities

During the year ended December 31, 2024, financing activities used $9,003 of cash, consisting of repayment of debt of $13,228, payment of lease liabilities of $6,904, repayment of sellers note of $1,500, taxes paid on equity based compensation of $1,258, payment of debt issuance costs of $802, repayment of mortgage notes of $578, and distributions of $333. This was partially offset by proceeds from the issuance of convertible debt of $15,600.

During the year ended December 31, 2023, financing activities used $14,124 of cash, consisting of repayment of debt of $30,692, payment of lease liabilities of $6,515, costs of issuance of common shares of $1,128, purchase of non-controlling interest of $960, repayment of acquisition related real estate notes and note payable of $5,109, and repayment of seller's note of $1,500. This was partially offset by issuance of common shares of $25,000 and proceeds from mortgage note of $8,050.

During the year ended December 31, 2022, financing activities provided $153,684 of cash, consisting of $153,250 in net proceeds received from issuance of debt, and proceeds from issue of mortgage note of $16,500 partially offset by debt repayment of $7,699, sellers note repayment of $1,875, and lease liability payments of $5,815.

Contractual Obligations and Commitments

The following table summarizes contractual obligations as of December 31, 2024 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

		Total		Year 1		Year 2		Year 3		Year 4		Year 5		Year 6 and beyond
							Payments Due by Period							
Lease commitments	$	277,540	$	27,477	$	25,991	$	25,292	$	23,017	$	20,559	$	155,204
Sale-Leaseback commitments		211,217		10,407		10,743		11,090		11,449		11,819		155,709
2026 Notes		185,000		—		185,000		—		—		—		—
Term debt (principal)		—		—		—		—		—		—		—
Interest on term debt		26,363		17,575		8,788		—		—		—		—
Convertible debt (principal)		84,950		59,500		—		25,450		—		—		—
Interest on convertible debt		6,940		4,076		2,291		573		—		—		—
Mortgage notes (principal)		42,924		721		16,484		18,050		7,669		—		—
Mortgage notes (interest)		10,986		4,314		4,238		1,854		580		—		—
Total contractual obligations		845,920		124,070		253,535		82,309		42,715		32,378		310,913

The above table excludes purchase orders for inventory in the normal course of business.

Off-Balance Sheet Arrangements

As of the date of this filing, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of our operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.

Changes In or Adoption of Accounting Practices

The following U.S. GAAP standards have been recently issued by the Financial Accounting Standards Board.

Recently adopted accounting pronouncements

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The update among other things clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The update is effective for fiscal years beginning after December 15, 2021. The update was effective for fiscal years beginning after December 15, 2021. This ASU did not have a material impact on the Company's consolidated financial statement.

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. This update defers the Sunset Date of ASC Topic 848, Reference Rate Reform (Topic 848), which provides temporary optional relief in accounting for the impact of Reference Rate Reform. This update is effective upon issuance and generally can be applied through December 31, 2024. This ASU did not have a material impact on the Company's consolidated financial statements.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements. The FASB amended ASC 842 to provide a practical expedient that allows private companies and certain not-for-profits to use the written terms and conditions of a common control arrangement to determine whether a lease exists and to classify and account for the lease. The amendments also require all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control at the end of the lease. The guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. This ASU did not have a material impact on the Company's consolidated financial statements.

In March 2023, the FASB issued ASU 2023-02, Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures using the Proportional Amortization Method. The FASB issued final guidance allowing entities to apply the proportional amortization method to equity investments in all tax credit programs that meet the conditions in ASC 323-740, rather than just investments in qualified affordable projects that generate low income housing tax credits, as was required under the legacy guidance. The guidance is effective for public business entities for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. This ASU did not have a material impact on the Company's consolidated financial statement.

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718). This ASU amends various SEC paragraphs within the codification to conform to past announcements and guidance issued by the SEC. This ASU does not provide any new guidance; as such, there is not a transition date or effective date associated with it. This ASU did not have a material impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). This ASU requires public entities to provide disclosures of significant segment expenses and other segment items. It also requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment will have to provide all the disclosures required by ASC 280, including the significant segment expense disclosures. This guidance is applied retrospectively to all periods presented, unless it is impractical. This ASU applies to all public entities and is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted. The Company has adopted ASU 2023-07, Segment Reporting (Topic 280).

Accounting pronouncements not yet adopted

In August 2023, the FASB issued 2023-05, Business Combinations-Joint Venture Formations (Subtopic 805-60); Recognition and Initial Measurement. This ASU contains guidance requiring certain joint ventures to apply a new basis of accounting upon formation by recognizing and initially measuring most of their assets and liabilities at fair value. This guidance is effective for all joint venture formations with a formation date on or after January 1, 2025. Early adoption is permitted. Joint Ventures formed before the effective date have the option to apply it retrospectively, while those formed after the effective date are required to apply it prospectively. The Company is evaluating the impact of this update on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements, "Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." This ASU amends the disclosure or presentation requirements related to various subtopics in the FASB codification. This applies to all entities within the scope of the amended subtopics. Codification subtopics include:

-ASC 230-10 "Statement of Cash Flows"
-ASC 250-10 "Accounting Changes and Error Corrections"
-ASC 260-10 "Earnings Per Share"
-ASC 270-10 "Interim Reporting"
-ASC 440-10 "Commitments"
-ASC 470-10 "Debt"
-ASC 505-10 "Equity"
-ASC 815-10 "Derivatives and Hedging"
-ASC 860-30 "Transfers and Servicing: cured Borrowing and Collateral"
-ASC 932-235 "Extractive Activities-Oil and Gas: Notes to Financial Statements"
-ASC 946-20 " Financial Services-Investment Companies: Investment Company Activities"
-ASC 974-10 " Real Estate Investment Trusts"

The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in this Update should be applied prospectively. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Company is evaluating the impact of this update on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). This ASU requires public business entities to disclose in their rate reconciliation table additional categories of information about income taxes paid, including certain disclosures that would be disaggregated by jurisdiction and other categories. This ASU is effective for public entities for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025. For all other entities, this ASU is effective for fiscal years after December 15, 2024 and for interim periods beginning after December 15, 2026. Early adoption would be permitted. The Company is evaluating the impact of this update on its consolidated financial statements.

In January 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interests and Similar Awards, which clarifies the scope and application of profits interest awards under ASC 718 by providing illustrative guidance. The amendments apply to all entities that account for profits interest awards as compensation for services provided by employees or non-employees. The amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years, for public entities, and for fiscal years beginning after December 15, 2025, for all other entities, with early adoption permitted. The Company is currently assessing the impact of adopting this guidance on its financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements: Amendments to Remove References to the Concepts Statements. Since the Concept Statements are not considered authoritative and do not establish Generally Accepted Accounting Principles (GAAP), the ASU eliminates references to these statements from the codification. The amendments are effective for public entities for fiscal years beginning after December 15, 2024, and for all other entities for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company does not anticipate a material impact on its financial reporting as a result of adopting this ASU.

ASU 2024-03, Disaggregation of Income Statement Expenses, was issued in November 2024 and requires public business entities to disaggregate certain income statement expense captions in the footnotes of the financial statements. Specifically, entities must provide disclosures that separately present expenses related to purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion (including depreciation, depletion, and amortization for oil and gas producing activities). While this ASU does not change the presentation of expense captions on the face of the income statement, it requires detailed disclosures in the notes to the financial statements. The amendments are effective for fiscal years beginning after December 15, 2026 , and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Management is evaluating the impact of this standard on its financial disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which provides clarification on the accounting treatment of convertible debt settlements that occur under terms differing from those of the original instrument. The amendments specify that if the settlement is considered an induced conversion, an entity must recognize an inducement expense at the offer acceptance date. Conversely, if the settlement is treated as a debt extinguishment, an entity must recognize a gain or loss at the extinguishment date. This ASU is effective for all entities for fiscal years beginning after December 15, 2025, including interim periods within those years, with early adoption permitted. The Company is in the process of assessing the potential impact of this ASU on its debt accounting policies.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board is issuing this Update to clarify the effective date of Accounting Standards Update No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendment in this Update applies to all public business entities but only potentially affects non-calendar year-end entities. The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company does not anticipate a material impact on its financial reporting as a result of adopting this ASU.

The Company will continue to monitor the development of these standards and intends to adopt them in accordance with their respective effective dates. Additional disclosures will be provided in future filings as the Company finalizes its assessment of these standards' impacts.

Critical Accounting Estimates

We make judgements, estimates and assumptions about the future that affect reporting of assets and liabilities, and revenues and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The preparation of our consolidated financial statements requires us to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements estimates and assumptions with the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Business Combinations

We account for business combinations under the acquisition method of accounting, which requires us to recognize separately from goodwill, the assets acquired and the liabilities assumed at their acquisition date fair values. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in our consolidated statements of operations. Accounting for business combinations requires management to make significant estimates and assumptions, especially at the acquisition date including estimates for intangible assets, contractual obligations assumed, pre-acquisition contingencies, and contingent consideration, where applicable. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain acquired intangible assets under the income approach include growth in future expected cash flows from product sales, customer contracts, revenue growth rate, customer ramp-up period and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the valuation of goodwill, we make assumptions regarding estimated future cash flows to be derived from our business. If these estimates or their related assumptions change in the future, we may be required to record impairment for these assets.

We have the option to first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value. However, we may elect to bypass the qualitative assessment and proceed directly to the quantitative impairment tests. The first step of the impairment test involves comparing the fair value of the reporting unit to its net book value, including goodwill. If the net book value of the reporting unit exceeds its fair value, we would perform the second step of the goodwill impairment test to determine the amount of the impairment loss. We perform an annual assessment of our goodwill during the fourth quarter, or more frequently, to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill. If events or circumstances do not indicate that the fair value of a reporting unit is below its carrying amount, then goodwill is not considered to be impaired and no further testing is required, if otherwise, we compare the fair value of our reporting unit to its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the amount by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. We monitor the indicators for goodwill impairment testing between annual tests.

Recoverability of Long-lived Assets

We evaluate the recoverability of our long-lived tangible and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Such trigger events or changes in circumstances may include: a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used, a significant adverse change in legal factors or in the business climate, including those resulting from technology advancements in the industry, the impact of competition or other factors that could affect the value of a long-lived asset, a significant adverse deterioration in the amount of revenue or cash flows we expect to generate from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We perform impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based upon estimated discounted future cash flows. We recognized impairment loss of $121 and $20,095 for long-lived assets for the years ended December 31, 2024 and 2023, respectively. Assets to be disposed of or held for sale would be separately presented on the balance sheets and reported at the lower of their carrying amount or fair value less costs to sell, and would no longer be depreciated or amortized.

Deferred Tax Asset

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize all or a portion of its deferred tax assets in the future, a valuation allowance is recorded. If the company later realizes it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Our financial instruments consist of cash and cash equivalents, accounts receivable, and other current assets, accounts payable, accrued expenses, and other current liabilities, derivative liability, debt and lease liabilities. The fair values of cash, accounts receivables, accounts payable and accrued expenses and other current liabilities, short-term debt and lease liabilities approximate their carrying values due to the relatively short-term to maturity or because of the market rate of interest used on initial recognition. The Cannabist Company classifies its derivative liability as fair value through profit and loss (FVTPL).

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of contained within the hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Our assets measured at fair value on a nonrecurring basis include investments, assets and liabilities held for sale, long-lived assets and indefinite-lived intangible assets. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually, for indefinite-lived intangible assets. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered Level 3 measurements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company's risk management processes.

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company does not have significant credit risk with respect to its customers.

The Company provides credit to its customers in the normal course of business. The Company has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are paid at the time of sale.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the effective management of its capital structure. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity at all times to settle obligations and liabilities when due.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign exchange, raw material and other commodity prices.

Currency Risk. The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company's financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company's operations are subject to currency transaction risks. The Company has no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company's senior secured financial debts have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Commodities Price Risk. Commodities Price risk is the risk of variability in fair value due to movements in equity or market prices. The primary raw materials used by the Company aside from those cultivated internally are labels and packaging. Management believes a hypothetical 10% change in the price of these materials would not have a significant effect on the Company's consolidated annual results of operations or cash flows, as these costs are generally passed through to its customers. However, such an increase could have an impact on our customers' demand for our products, and we are not able to quantify the impact of such potential change in demand on our combined annual results of operations or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial information required by Item 8 is located beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures.

Management of the Company, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the year covered by this Form 10-K. The term "disclosure controls and procedures" means controls and other procedures established by the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation of the Company's disclosure controls and procedures, as of December 31, 2024, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period ended December 31, 2024, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer have concluded that during the period covered by this report, our disclosure controls and procedures were not effective as of December 31, 2024 due to material weaknesses in our internal control over financial reporting described below.

b. Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Based upon their evaluation of the Company's controls over financial reporting, as of December 31, 2024, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, our management conducted an evaluation of the effectiveness of our controls over financial reporting as of the end of the period ended December 31, 2024, as required by Rules 13a-15(c) and 15d-15(c) under the Exchange Act. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013) to conduct the required assessment of the effectiveness of the Company's internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2024, our internal controls over financial reporting were not effective due to the following material weaknesses:

- Lack of sufficient personnel with an appropriate level of knowledge, experience, and training commensurate with the complexity of certain transactions and the corresponding financial reporting requirements;

- A lack of certain controls or improper execution of designed controls related to inventory tracking and costing and verification that all inventory subject to physical inventory counts were accurately reported in the financial statements; and

- A number of individual control deficiencies, which when taken in aggregate, rise to the level of a material weakness related to a lack of certain controls, or improper execution of designed controls related to certain vendor payments, cash receipts in a single market, and the balance sheet netting of a defined group of mutual customer and vendor balances.

In response to the material weaknesses described above, the Company will be implementing a remediation plan to address the material weaknesses.

The Company, including its CEO and CFO, does not expect that its internal controls and procedures will prevent or detect all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

c.   Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of the Company's registered independent public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered independent public accounting firm as the Company qualifies as an "emerging growth company" under the Jumpstart Our Business Start-ups Act of 2012.

d.   Changes in Internal Control Over Financial Reporting.

Management is continuously working to assess and enhance the control environment and internal controls. There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not Applicable.

PART III

Certain information required by Part III of this Annual Report on Form 10-K is omitted from this report because we are incorporating by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Shareholders, referred to as the Proxy Statement, which will be filed with the SEC within 120 days of the 2024 fiscal year-end

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is incorporated herein by reference to the information from the Proxy Statement under the sections entitled "Directors and Executive Officers," "Delinquent Section 16(A) Reports," and "Audit Committee," except for information on our Code of Ethics and Insider Trading Policy.

Code of Ethics

The Board of Directors has adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, as well as all other employees and directors. Our Code of Ethics is available on our website at https://investors.cannabistcompany.com/corporate-governance/governance-overview.

Insider Trading Policy

The Company adopted an Insider Trading Policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations. The Insider Trading Policy is filed as Exhibit 19 hereto. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated herein by reference to the information from the Proxy Statement under the sections entitled "Executive Compensation," "Director Compensation," "Policies and Practices for Granting Certain Equity Awards," and "Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference to the information from the Proxy Statement under the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated herein by reference to the information from the Proxy Statement under the sections entitled "Related Party Transaction Policy," "Transactions with Related Persons," "Promoters," and "Director Independence."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Audit, Audit-Related, Tax and Other Fees," and "Pre-Approval Policies and Procedures."

ITEM 15. EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) Financial Statements

See the Index to Financial Statement listed on page F-1 of the Form 10-K.

(a)(2) Financial Statement Schedules

Schedules have been omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or the notes thereto.

(a)(3) Exhibits

The exhibits are incorporated by reference from the Exhibit Index attached hereto.

ITEM 16. FORM 10-K SUMMARY.

None.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Transaction Agreement dated November 21, 2018 between Canaccord Genuity Growth Corp. and Columbia Care Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
2.2	Agreement and Plan of Merger dated December 21, 2020 among Columbia Care Inc., Columbia Care LLC, Vici Acquisition LLC, Vici Acquisition II LLC, Green Leaf Medical, LLC and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.2 of the Registrant's amended Registration Statement on Form 10, filed with the SEC on February 15, 2022)
2.3	Arrangement Agreement, dated March 23, 2022, between Cresco Labs Inc. and Columbia Care Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the SEC on March 29, 2022)
2.4	Amending Agreement, dated February 27, 2023, between Cresco Labs Inc. and Columbia Care Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the SEC on February 28, 2023
3.2	Articles, dated April 26, 2019 (incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K, filed with the SEC on September 22, 2023)
4.1	Warrant Agency Agreement dated September 20, 2018 between Canaccord Genuity Growth Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.2	Warrant Agreement dated April 26, 2019 between Columbia Care Inc. and Canaccord Genuity Corp. (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.3	Trust Indenture made as of March 31, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.4	Warrant Indenture dated March 31, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.5	Trust Indenture made as of May 14, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.5 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.6	Warrant Indenture dated May 14, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.6 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.7	First Supplemental Indentures dated as of June 19, 2020 between Columbia Care Inc and Odyssey Trust Company (incorporated by reference to Exhibit 4.7 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.8	Warrant Indenture dated July 2, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.8 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.9	Warrant Indenture dated October 29, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.9 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.10	Second Supplemental Indenture dated June 29, 2021 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.10 of the Registrant's amended Registration Statement on Form 10, filed with the SEC on January 28, 2022)

Exhibit No.	Description of Exhibit
4.11	Third Supplemental Indenture dated February 2, 2022 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.11 of the Registrant's amended Registration Statement on Form 10, filed with the SEC on February 15, 2022)
4.12	Fourth Supplemental Indenture dated February 3, 2022 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.12 of the Registrant's amended Registration Statement on Form 10, filed with the SEC on February 15, 2022)
4.13	Fifth Supplemental Indenture dated May 5, 2022 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K, filed with the SEC on May 11, 2022)
4.14	Extension Notice dated March 28, 2023 to Odyssey Trust Company (incorporated by reference to Exhibit 4.14 of the Registrant's Form 10-K, filed with the SEC on March 29, 2023)
4.15	Sixth Supplemental Indenture dated September 20, 2023 between The Cannabist Company Holdings Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.15 of the Registrant's Form 10-Q, filed with the SEC on May 9, 2024)
4.16	Seventh Supplemental Indenture dated March 19, 2024 between The Cannabist Company Holdings Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K, filed with the SEC on March 20, 2024)
4.17	Eighth Supplemental Indenture dated March 12, 2025 between The Cannabist Company Holdings Inc., The Cannabist Company Holdings (Canada) Inc., and Odyssey Trust Company
10.1	Lease Agreement dated December 1, 2013 between Pagson, LLC and Patriot Care Corporation (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.2	Lease Agreement dated April 30, 2015 between Eastman Kodak Company and Columbia Care NY, LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.3	Lease Agreement dated April 10, 2019 between MM Downtown Facility, LLC and PHC Facilities, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.4	Lease Agreement dated December 23, 2019 between NLCP 156 Lincoln MA, LLC and Patriot Care Corp. (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.5	First Amendment to Lease dated December 2, 2020 between PHC Facilities, Inc. and MM Downtown Facility, LLC (incorporated by reference to Exhibit 10.5 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.6#	Employment Agreement dated April 26, 2019 between Columbia Care Inc. and Nicholas Vita (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.7#	Employment Agreement dated April 26, 2019 between Columbia Care Inc. and David J. Hart (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.8#	Amendment No. 1 dated January 1, 2022 to Employment Agreement between Columbia Care Inc. and David J. Hart (incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.9#	Restricted Stock Unit Award Notice and Award Agreement dated April 26, 2019 between Columbia Care Inc. and Nicholas Vita (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.10#	Restricted Stock Unit Award Notice and Award Agreement dated April 26, 2019 between Columbia Care Inc. and David Hart (incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)

Exhibit No.	Description of Exhibit
10.11	Mortgage and Security Agreement dated December 28, 2021 between Columbia Care NY Realty LLC and East West Bank (incorporated by reference to Exhibit 10.14 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.12	Form of Voting Support Agreement (incorporated by reference to Exhibit 10.15 of the Registrant's Form 8-K, filed with the SEC on March 29, 2022)
10.13	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.16 of the Registrant's Form 8-K, filed with the SEC on March 29, 2022)
10.14#	Transition Agreement between Columbia Care Inc. and Michael Abbott (incorporated by reference to Exhibit 10.17 of the Registrant's Form 10-K, filed with the SEC on March 29, 2023
10.15	Termination Agreement, dated July 31, 2023, between Cresco Labs Inc. and Columbia Care Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on August 3, 2023)
10.16#	The Cannabist Company Holdings Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on November 13, 2023)
10.17#	Transition and Release of Claims Agreement, between Columbia Care Inc. and Rosemary Mazanet, dated August 31, 2023 (incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q, filed with the SEC on November 14, 2023)
10.18#	Amendment No. 2 dated January 15, 2024 to Employment Agreement between The Cannabist Company Holdings Inc. and David J. Hart (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on January 19, 2024)
10.19	Amended and Restated At-Will Employment Agreement dated March 11, 2024 between The Cannabist Company Holdings Inc. and David J. Hart (incorporated by reference to Exhibit 10.21 of the Registrant's Form 10-K, filed with the SEC on March 13, 2024)
10.20	Amended and Restated At-Will Employment Agreement dated March 11, 2024 between The Cannabist Company Holdings Inc. and Jesse Channon (imcorporated by reference to Exhibit 10.22 of the Registrant's Form 10-K, filed with the SEC on March 13, 2024)
10.21	Exchange Agreement, between the The Cannabist Company Holdings Inc., Nomis Bay Ltd. And BPY Limited (incorporated by reference to Exhibit 10.23 of the Registrant's Form 10-K, filed with the SEC n March 13, 2024)
10.22	Separation and Release of Claims Agreement dated March 13, 2024 between The Cannabist Company Holdings Inc. and Nicholas Vita (incorporated by reference to Exhibit 10.24 of the Registrant's Form 10-K, filed with the SEC on March 13, 2024)
10.23	Amendment to Exchange Agreement, dated June 30, 2024, among The Cannabist Company Holdings Inc., Nomis Bay Ltd. And BPY Limited (incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q, filed with the SEC on August 8, 2024)
10.24	Equity Purchase Agreement, dated July 29, 2024, among Verano Holdings, LLC, Verano Holdings Corp., Columbia Care Eastern Virginia LLC and the members of Columbia Care Eastern Virginia LLC and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on July 31, 2024)
10.25	Form of Verano Holdings, LLC Promissory Note (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K, filed with the SEC on July 31, 2024)
10.26	Equity Purchase Agreement, dated July 29, 2024, among Verano Arizona, LLC, 203 Organix L.L.C., CC VA HoldCo LLC, Columbia Care-Arizona, Prescott, L.L.C. and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K, filed with the SEC on July 31, 2024)
10.27	Equity Purchase Agreement, dated July 29, 2024, among Verano Arizona, LLC, Salubrious Wellness Clinic, Inc., CC VA HoldCo LLC, Thomas Allison, Columbia Care-Arizona, Prescott, L.L.C. and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.4 of the Registrant's Form 8-K, filed with the SEC on July 31, 2024)

Exhibit No.	Description of Exhibit
10.28	Fractional CHRO Engagement Agreement, dated August 6, 2024, between ourCHRO, LLC and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.5 of the Registrant's Form 10-Q, filed with the SEC on August 8, 2024)
10.29	Membership Interest Purchase Agreement, dated August 21, 2024, among Columbia Care LLC, Columbia Care Florida LLC, SFL Investment Holdings, LLC, Mint Florida Holdings, LLC, The Cannabist Company Holdings Inc. and The Cerberean Group LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on August 27, 2024)
10.30	Form of Promissory Note from SFL Investment Holdings, LLC and Mint Florida Holdings, LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K, filed with the SEC on August 27, 2024)
10.31	Purchase Agreement, dated August 22, 2024, among 3 Boys Farm LLC, Cresco U.S. Corp., Columbia Care Florida LLC and Columbia Care LLC (incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K, filed with the SEC on August 27, 2024)
10.32	Second Amendment to Exchange Agreement, dated September 30, 2024, among The Cannabist Company Holdings Inc., Nomis Bay Ltd. And BPY Limited (incorporated by reference to Exhibit 10.10 of the Registrant's Form 10-Q, filed with the SEC on November 7, 2024)
10.33	Amendment, dated October 28, 2024, to Equity Purchase Agreement, dated July 29, 2024, among Verano Arizona, LLC, 203 Organix L.L.C., CC VA HoldCo LLC, Columbia Care-Arizona, Prescott, L.L.C. and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.11 of the Registrant's Form 10-Q, filed with the SEC on November 7, 2024)
10.34	Support Agreement dated February 27, 2025 between The Cannabist Company Holdings Inc., The Cannabist Company Holdings (Canada) Inc., each of their respective direct and indirect subsidiaries signatory thereto and the certain noteholders signatory thereto. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on February 27, 2025)
16	Letter from Davidson & Company LLP, to the Securities and Exchange Commission, dated October 11, 2024 (incorporated by reference to Exhibit 16.1 of the Registrant's Form 8-K, filed with the SEC on October 15, 2024)
19*	Insider Trading Policy
21.1*	Subsidiaries of The Cannabist Company Holdings Inc.
23.1*	Consent of Davidson & Company LLP
23.2*	Consent of PKF O'Connor Davies, LLP
31.1*	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1‡	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2‡	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

‡ Document has been furnished, is not deemed filed and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language contained in any such filing.

Management contract, compensatory plan or arrangement required to be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 17, 2025.

THE CANNABIST COMPANY HOLDINGS INC.

/s/ David Hart

By: David Hart
Title: Chief Executive Officer and Director

/s/ Derek Watson

By: Derek Watson
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Hart and Derek Watson, jointly and severally, his or her attorney-in-fact, each with the full power of substitution, for such person, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might do or could do in person hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Name and Signature	Title	Date
/s/ David Hart David Hart	Chief Executive Officer and Director	March 17, 2025
/s/ Derek Watson Derek Watson	Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2025
/s/ Michael Abbott Michael Abbott	Chairman and Director	March 17, 2025
/s/ Frank Savage Frank Savage	Director	March 17, 2025
/s/ James A.C. Kennedy James A.C. Kennedy	Director	March 17, 2025
/s/ Jonathan P. May Jonathan P. May	Director	March 17, 2025
/s/ Jeff Clarke Jeff Clarke	Director	March 17, 2025
/s/ Alison Worthington Alison Worthington	Director	March 17, 2025
/s/ Julie Hill Julie Hill	Director	March 17, 2025
/s/ Dr. Rosemary Mazanet Dr. Rosemary Mazanet	Director	March 17, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Cannabist Company Holdings Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of The Cannabist Company Holdings Inc. (formerly Columbia Care Inc.) (the "Company") as of December 31, 2024, and the related consolidated statements of operations and comprehensive (loss), changes in equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

As discussed in Note 2 to the consolidated financial statements, the Company raised substantial doubt about its ability to continue as a going concern for at least twelve months from the issuance of these consolidated financial statements, due to certain material debt obligations coming due in the short-term, recurring losses from operations and a need to raise sufficient funds to meet its obligations and sustain its operations. The Company concluded that the substantial doubt raised about the Company's ability to continue as a going concern has been alleviated as a result of management's plans discussed in Note 2. Our opinion is not modified with respect to that matter

/s/ PKF O'Connor Davies, LLP

We have served as the Company's auditor since October 2024.

New York, New York
March 17, 2025

REPORT OF PRIOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
The Cannabist Company Holdings Inc.
(formerly Columbia Care Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Cannabist Company Holdings Inc. (formerly Columbia Care Inc.) (the "Company") as of December 31, 2023, and 2022, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

(PCAOB ID:731)   Chartered Professional Accountants
New York, USA

March 13, 2024

THE CANNABIST COMPANY HOLDINGS INC. (formerly Columbia Care Inc.)
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars, except for share and per share amounts)

		December 31, 2024		December 31, 2023
Assets				
Current assets:				
Cash	$	33,607	$	35,764
Accounts receivable, net of allowances of $6,754 and, $6,512, respectively		21,688		15,601
Inventory		94,516		111,633
Prepaid expenses and other current assets		11,794		22,711
Notes receivable		15,614		4,026
Assets held for sale		17,778		1,752
Total current assets	$	194,997	$	191,487
Property and equipment, net		228,396		298,498
Right of use assets - operating leases, net		124,739		181,823
Right of use assets - finance leases, net		25,515		36,450
Intangible assets, net		51,249		76,767
Investments		11,880		—
Deferred taxes		32,025		22,970
Notes receivable		11,958		2,082
Other non-current assets		15,414		13,034
Total assets	$	696,173	$	823,111
Liabilities and Equity				
Current liabilities:				
Accounts payable	$	41,125	$	29,797
Accrued expenses and other current liabilities		32,839		58,659
Income tax payable		87,333		47,358
Current portion of lease liability - operating leases		7,386		9,711
Current portion of lease liability - finance leases		4,910		7,339
Current portion of long-term debt, net		52,461		5,905
Liabilities held for sale		2,656		1,275
Total current liabilities		228,710		160,044
Long-term debt, net		249,512		297,478
Long-term lease liability - operating leases		126,215		182,001
Long-term lease liability - finance leases		37,937		43,890
Derivative liability		621		119
Other long-term liabilities		83,237		74,227
Total liabilities		726,232		757,759
Commitments and contingencies		—		—
Stockholders' Equity:				
Common Stock, no par value, unlimited shares authorized as of December 31, 2024 and December 31, 2023, respectively, 465,638,304 and 420,265,306 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		—		—
Preferred Stock, no par value, unlimited shares authorized as of December 31, 2024 and December 31, 2023, respectively, none issued and outstanding as of December 31, 2024 and December 31, 2023		—		—
Proportionate voting shares, no par value, unlimited shares authorized as of December 31, 2024 and December 31, 2023, respectively; 7,387,328 and 9,807,881 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		—		—
Additional paid-in-capital		1,156,807		1,146,154
Accumulated deficit		(1,185,501)		(1,079,282)
Equity attributable to The Cannabist Company Holdings Inc.		(28,694)		66,872
Non-controlling interest		(1,365)		(1,520)
Total equity		(30,059)		65,352
Total liabilities and equity	$	696,173	$	823,111

The accompanying notes are an integral part of these consolidated financial statements.

THE CANNABIST COMPANY HOLDINGS INC. (formerly Columbia Care Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)
(expressed in thousands of US dollars, except for share and per share amounts)

	Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Revenues, net of discounts	$ 458,722	$ 511,327	$ 511,578
Cost of sales related to inventory production	(290,425)	(331,359)	(310,163)
Cost of sales related to business combination fair value adjustments to inventory	—	—	(204)
Gross Margin	168,297	179,968	201,211
Goodwill impairment	—	(19,274)	(170,642)
Intangible impairment	(2,100)	(46,248)	(169,479)
Fixed asset impairment	(121)	(20,095)	—
Selling, general and administrative expenses	(188,348)	(199,591)	(277,330)
Total operating cost	(190,569)	(285,208)	(617,451)
Loss from operations	(22,272)	(105,240)	(416,240)
Other expense:			
Interest (expense) income on leases, net	(3,470)	(4,178)	(5,548)
Interest (expense) income, net	(37,978)	(50,687)	(48,349)
Other (expense) income, net	1,901	(8,793)	37,443
Total other expense	(39,547)	(63,658)	(16,454)
Loss before provision for income taxes	(61,819)	(168,898)	(432,694)
Income tax (expense) benefit	(43,307)	(5,389)	11,213
Net loss and comprehensive loss	(105,126)	(174,287)	(421,481)
Net income (loss) attributable to non-controlling interests	760	1,425	(5,476)
Net loss attributable to shareholders	$ (105,886)	$ (175,712)	$ (416,005)
Weighted-average number of shares used in earnings per share - basic and diluted	462,496,369	402,776,616	392,571,102
Loss attributable to shares (basic and diluted)	$ (0.23)	$ (0.44)	$ (1.06)

The accompanying notes are an integral part of these consolidated financial statements.

THE CANNABIST COMPANY HOLDINGS INC. (formerly Columbia Care Inc.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(expressed in thousands of U.S. dollars, except for number of shares and warrants)

	Common Shares	Proportionate Voting Shares	Additional Paid-in Capital	Accumulated Deficit	Total the Cannabist Company Holdings Inc. Shareholders' Equity	Non-Controlling Interest	Total Equity
Balance as of December 31, 2021	**361,423,270**	**14,729,636**	**$ 1,039,726**	**$ (468,335)**	**$ 571,391**	**$ (20,568)**	**$ 550,823**
Equity-based compensation (1)	22,858,845	—	69,517	—	69,517	—	69,517
Warrants exercised	180,000	—	425	—	425	—	425
Issuance of shares in connection with acquisitions	2,082,589	—	7,619	—	7,619	—	7,619
Cancellation of restricted stock awards	—	(26,037)	—	—	—	—	—
Conversion between classes of shares	4,693,780	(4,693,780)	—	—	—	—	—
Non-controlling interest buyout	—	—	—	(19,663)	(19,663)	19,663	—
Net loss	—	—	—	(416,005)	(416,005)	(5,476)	(421,481)
Balance as of December 31, 2022	**391,238,484**	**10,009,819**	**$ 1,117,287**	**$ (904,003)**	**$ 213,284**	**$ (6,381)**	**$ 206,903**
Equity-based compensation (1)	6,580,674	—	4,995	—	4,995	—	4,995
Warrants exercised	356,970	—	—	—	—	—	—
Issuance of shares	21,887,240	—	23,872	—	23,872	—	23,872
Conversion between classes of shares	201,938	(201,938)	—	—	—	—	—
Distributions to non-controlling interest holders	—	—	—	—	—	(960)	(960)
Deconsolidation of subsidiary	—	—	—	433	433	4,396	4,829
Net loss	—	—	—	(175,712)	(175,712)	1,425	(174,287)
Balance as of December 31, 2023	**420,265,306**	**9,807,881**	**$ 1,146,154**	**$ (1,079,282)**	**$ 66,872**	**$ (1,520)**	**$ 65,352**
Equity-based compensation (1)	11,278,223	—	(2,267)	—	(2,267)	—	(2,267)
Conversion of convertible notes	26,828,863	—	10,300	—	10,300	—	10,300
Legal Settlement	4,845,359	—	2,620	—	2,620	—	2,620
Conversion between classes of shares	2,420,553	(2,420,553)	—	—	—	—	—
Distributions	—	—	—	(333)	(333)	—	(333)
Deconsolidation of subsidiary	—	—	—	—	—	(605)	(605)
Net loss	—	—	—	(105,886)	(105,886)	760	(105,126)
Balance as of December 31, 2024	**465,638,304**	**7,387,328**	**$ 1,156,807**	**$ (1,185,501)**	**$ (28,694)**	**$ (1,365)**	**$ (30,059)**

(1) The amounts shown are net of any shares withheld by the Company to satisfy certain tax withholdings in connection with vesting of equity-based awards.

The accompanying notes are an integral part of these consolidated financial statements.

THE CANNABIST COMPANY HOLDINGS INC. (formerly Columbia Care Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars, except for units and shares)

		Year ended	
	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities:			
Net loss	$ (105,126)	$ (174,287)	$ (421,481)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	48,978	62,729	84,788
Equity-based compensation	(1,009)	5,465	27,930
Debt amortization expense	9,397	9,352	8,588
Provision for obsolete inventory and other assets	5,682	8,143	11,267
Goodwill impairment charges	—	19,274	170,642
Intangible impairment charges	2,100	46,248	169,479
Impairment on fixed assets	121	20,095	—
(Gain) loss on disposal group	(30,164)	6,122	—
Earnout adjustment	—	—	349
(Gain) on remeasurement of contingent consideration	—	—	(37,362)
Deferred taxes	(9,105)	(25,978)	(69,243)
Change in fair value of derivative liability	502	(116)	(6,560)
Change in investment fair value	25,406	—	—
Legal Settlement	(1,108)	—	—
Other	(959)	5,433	747
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	(13,444)	(2,769)	8,086
Inventory	(14,408)	6,700	(44,301)
Prepaid expenses and other current assets	1,968	(853)	889
Notes receivable	7,848	—	—
Other assets	205	10,590	15,030
Accounts payable	13,431	8,955	(10,082)
Accrued expenses and other current liabilities	(14,655)	(1,632)	(11,514)
Income taxes payable	40,021	13,924	7,425
Other long-term liabilities	10,940	(9,924)	(16,078)
Net cash (used) / provided by in operating activities	$ (23,379)	$ 7,471	$ (111,401)
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired / Cash acquired due to acquisition	—	—	29
Purchases of property and equipment	(5,831)	(9,966)	(72,741)
Cash paid for other assets	—	—	(2,973)
Proceeds from sale of property, net	—	6,229	358
Proceeds from sale of license	329	—	—
Cash received (paid) on deposits, net	(378)	238	—
Net proceeds from sale of business	36,855	—	—
Net cash provided by / (used) in investing activities	$ 30,975	$ (3,499)	$ (75,327)
Cash flows from financing activities:			
Proceeds from issuance of convertible debt	15,600	—	—
Proceeds from issuance of debt and warrants	—	—	153,250
Proceeds from mortgage note	—	8,050	16,500
Payment of debt issuance costs	(802)	(220)	(7,699)
Repayment of debt	(13,228)	(30,692)	(637)
Repayment of acquisition related real estate notes and note payable	—	(5,109)	—
Repayment of sellers note	(1,500)	(1,500)	(1,875)
Repayment of mortgage notes	(578)	(580)	—
Payment of lease liabilities	(6,904)	(6,515)	(5,815)
Issuance of common shares	—	25,000	—
Costs of issuance of common shares	—	(1,128)	—
Exercise of warrants	—	—	425
Distributions to non-controlling interests	(333)	(960)	—
Taxes paid on equity based compensation	(1,258)	(470)	(465)

Net cash (used in) / provided by financing activities	$	(9,003)	$	(14,124)	$	153,684	
Net (decrease)/increase in cash		(1,407)		(10,152)		(33,044)	
Cash and restricted cash at beginning of the year		39,337		49,489		82,533	
Cash and restricted cash at end of year	$	37,930	$	39,337	$	49,489	
Supplemental disclosure of cash flow information:							
Cash paid for interest on other obligations	$	41,377	$	30,239	$	28,706	
Cash paid for income taxes	$	5,530	$	10,203	$	51,435	
Reconciliation of cash and cash equivalents and restricted cash:							
Cash	$	33,607	$	35,764	$	48,154	
Restricted cash	$	4,323	$	3,573	$	1,335	
Cash and restricted cash, end of year	$	37,930	$	39,337	$	49,489	
Supplemental disclosure of non-cash investing and financing activities:							
Non-cash fixed asset additions within accounts payable and accrued expenses	$	(1,199)	$	(4,026)	$	12,512	
Discount on issuance of convertible debt	$	5,150	$	—	$	—	
Reduction in debt from debt to equity conversion	$	(10,300)	$	—	$	—	
Increase in equity from debt to equity conversion	$	10,300	$	—	$	—	
Equity issued for legal settlement	$	2,620	$	—	$	—	
Debt incurred issued in connection with acquisition of property, plant and equipment	$	—	$	8,050	$	—	
Derivative liability recognized upon issuance of convertible debt	$	2,362	$	—	$	—	
Deconsolidation of subsidiary	$	(605)	$	2,473	$	—	
Assets held for sale	$	16,026	$	(27,337)	$	29,089	
Liabilities held for sale	$	1,381	$	18,904	$	(20,179)	

The accompanying notes are an integral part of these consolidated financial statements.

THE CANNABIST COMPANY HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022
(expressed in thousands of U.S. dollars, except for gram, share and per share amounts)

1. OPERATIONS OF THE COMPANY

The Cannabist Company Holdings Inc. ("the Company", "the Parent", or "The Cannabist Company"), formerly known as Columbia Care Inc., was incorporated under the laws of the Province of Ontario on August 13, 2018. The Company's principal mission is to improve lives by providing cannabis-based health and wellness solutions and derivative products to qualified patients and consumers. The Company's head office and principal address is 321 Billerica Rd., Suite 204, Chelmsford, Massachusetts 01824. The Company's registered and records office address is 666 Burrard St #1700, Vancouver, British Columbia V6C 2X8.

On April 26, 2019, the Company completed a reverse takeover ("RTO") transaction and private placement. Following the RTO, the Company's Common Shares were listed on Cboe Canada (formerly known as the NEO Exchange), trading under the symbol "CCHW". Effective September 19, 2023, the Company changed its name from "Columbia Care Inc." to "The Cannabist Company Holdings Inc." (the "Name Change"). In connection with the Name Change, on September 21, 2023, the Company's Common Shares and warrants began trading under the ticker symbols "CBST" and "CBST.WT", respectively, on Cboe Canada. On September 26, 2023, the Company's Common Shares began trading on the OTCQX Best Market under the ticker symbol "CBSTF". The Company's Common Shares are also listed on the Frankfurt Stock Exchange under the symbol "3LP".

Recent Developments

Mutual Termination of Arrangement Agreement with Cresco Labs:

As previously disclosed, on March 23, 2022, the Company entered into a definitive arrangement agreement, as amended on February 27, 2023 (the "Arrangement Agreement) with Cresco Labs LLC ("Cresco Labs"), pursuant to which, Cresco Labs agreed, subject to the terms and conditions thereof, to acquire all of the issued and outstanding common shares and proportionate voting shares of the Company, pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

As previously disclosed, the Company and Cresco Labs were not able to complete the divestitures necessary to secure all necessary regulatory approvals to close the Arrangement by the outside date (June 30, 2023) specified in the Arrangement Agreement.

On July 31, 2023, the Company and Cresco Labs entered into a termination agreement (the "Termination Agreement"), pursuant to which the Company and Cresco Labs agreed to terminate the Arrangement Agreement. The Termination Agreement provides for the release by each party of certain claims arising from or relating to the Arrangement, the Arrangement Agreement, the transactions contemplated therein or the circumstances relating thereto. There are no penalties or fees related to the mutual agreement to terminate the Arrangement.

Voluntary Delisting of Common Shares from Canadian Securities Exchange:

The Company voluntarily delisted its Common Shares from the facilities of the Canadian Securities Exchange, effective as of market close on August 2, 2023. Cannabist Company's common shares will continue trading on the Cboe Canada, the new business name of the NEO Exchange. Cboe Canada will remain the Company's primary securities exchange, as it has been since the Company's initial public listing.

Resignation of auditors.

On October 9, 2024, the Company completed an orderly transition of the Company's independent registered public accounting firm with Davidson & Company LLP ("Davidson") being dismissed, following its resignation as of that same day, and the Board approving, on the recommendation of the Audit Committee, the appointment of PKF O'Connor Davies, LLP ("PKF") as the Company's new independent registered public accounting firm for the fiscal year ending December 31, 2024, effective October 9, 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC").

Certain previously reported amounts have been reclassified between line items to conform to the current period presentation.

Going concern

These consolidated financial statements have been prepared on the going concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due, under the historical cost convention except for certain financial instruments that are measured at fair value, as detailed in the Company's accounting policies. For the years ended December 31, 2024, 2023 and 2022, the Company reported a consolidated net loss of ($105,886), ($175,712), and ($416,005), respectively. For the years ended December 31, 2024, 2023 and 2022 the Company had cash flows provided/(used) in operating activities of $(23,379), $7,471, and $(111,401), respectively. As of December 31, 2024 and 2023, the Company had working capital of $(33,713) and $31,443, respectively.

As of December 31, 2024 we identified conditions and events that raised substantial doubt about our ability to continue as a going concern, specifically the ability of the Company to generate sufficient cash flow from operations, cash from divestitures or otherwise complete a debt structuring, required to satisfy $59.5 million of Senior Debt obligations maturing in June 2025. With the Company having entered into a Support Agreement with certain supporting Noteholders on February 27, 2025, regarding the exchange of their Senior Notes for new notes having a later maturity date and additional covenants, all as described herein (the "**2025 Debt Transaction**"), we believe that the doubt as to the Company's ability to continue as a going concern has been alleviated.

Current management forecasts and related assumptions support the view that the Company can adequately manage the operational needs of the business with the current cash on hand, future cash from operations and incremental proceeds from pending divestitures for the next twelve months from the date of issuance of these consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, its partially-owned subsidiaries, and those controlled by the Company by virtue of agreements, on a consolidated basis after the elimination of intercompany transactions and balances. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee, and when the Company has the ability to affect those returns through its power over the investee. The financial statements of entities controlled by the Company by virtue of agreements are fully consolidated from the date that control commences and deconsolidated from the date control ceases.

Investment in affiliates

The Company has investments in business entities, including general or limited partnerships, contractual ventures, or other forms of equity participation. The Company determines whether such investments involve a variable interest entity ("VIE") based on the characteristics of the subject entity. If the entity is determined to be a VIE and the Company is determined to be the primary beneficiary of the entity, the Company consolidates the VIE and the other party's equity interest in the VIE is accounted for as a noncontrolling interest.

The Company generally accounts for investments it makes in VIEs in which it has determined that it does not have a controlling financial interest but has significant influence over and holds at least a 20% ownership interest using the equity method. Any such investment not meeting the parameters to be accounted under the equity method would be accounted for using the cost method unless the investment had a readily determinable fair value, at which it would then be reported. Investments in unconsolidated VIEs are recorded in non-current assets on the consolidated balance sheets. Income from affiliates is immaterial for the period presented.

If an entity fails to meet the characteristics of a VIE, the Company then evaluates such entity under the voting model. Under the voting model, the Company consolidates the entity if they determine that they, directly or indirectly, have greater than 50% of the voting shares, and determines that other equity holders do not have substantive participating rights.

The Company assesses annually whether there is any objective evidence that its interest in associates is impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal, or value in use) and charged to the consolidated expense.

Non-controlling Interests

Non-controlling interests ("NCI") represent equity interests owned by outside parties. The Company elected to measure each NCI at its proportionate share of the recognized amounts of the acquiree's identifiable net assets. The share of net assets attributable to NCI are presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Total comprehensive income or loss of subsidiaries is attributed to the shareholders of the Company and to the NCI, even if this results in the NCI having a deficit balance.

Segment, geographic areas and customers information

The Company has determined that it operates in a single operating and reportable segment, the production and sale of cannabis. This is consistent with how the chief operating decision maker allocates resources and assesses performance. The Company's chief operating decision maker is the senior executive committee that includes the chief executive officer, the president, and the chief financial officer. The Company's products have similar characteristics due to the same raw material ingredient (cannabis), similar nature of cultivation process, the type or class of customer and the regulatory nature of the industry.

The accounting policies of the production and sale of cannabis segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for this segment and decides how to allocate resources based on Adjusted EBITDA (non-GAAP measure) as well as net income that is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The chief operating decision maker uses Adjusted EBITDA and net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the segment or into other parts of the Company. Adjusted EBITDA and net income are used to monitor budget versus actual results. The chief operating decision maker also uses Adjusted EBITDA and net income in competitive analysis by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation.

For the years-ended December 31, 2024 and 2023, the segment's revenues, Adjusted EBITDA (non-GAAP measure) and net income/ (loss) were $458,722 and $511,327; $54,711 and $69,645; and $(105,126) and $(174,287), respectively. Further details of the segment's revenues are included in footnote 2 under 'Revenue Recognition'. Further details of the segment's expenses are included in the Consolidated Statements of Operations and Comprehensive (Loss) and in footnote 22 under selling, general and administrative expenses. Further details of the segment's reconciliation between net income and Adjusted EBITDA are included in the Results of Operations, non-GAAP measures section of this Form 10-K.

There are no difference between segment revenues, Adjusted EBITDA (non-GAAP measure) and net income and the Company's consolidated revenues, Adjusted EBITDA and net income.

Revenues from transactions with no single external customer exceed 10% of the consolidated revenues.

Revenue earned outside of the United States of America is immaterial for the years ended December 31, 2024, 2023, and 2022. Long-lived assets located outside of the United States of America are immaterial as on December 31, 2024 and 2023.

Significant concentrations

The following table lists the states where the revenue represented 10% or more of the total revenue in the Company's consolidated statement of operations:

	December 31, 2024	December 31, 2023	December 31, 2022
Colorado	18.0%	17.0%	18.4%
Ohio	13.6%	*	*
Virginia	17.1%	16.5%	10.4%
New Jersey	11.0%	10.0%	*

* State's revenue is not greater than or equal to 10% of the total consolidated revenue during the specific period.

Functional currency

The Canadian dollar serves as the functional currency of the Parent. All of the Company's subsidiaries have the U.S. dollar as their functional currency. These consolidated financial statements are presented in U.S. dollars. The translation adjustment that arises as a result of the functional currency of the Parent being different than the subsidiaries is de minimis. Also, transaction gains and losses are not material.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, product and environmental liability. The Company records accruals for those loss contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. The Company records a contingent gain when all of the following conditions have been met: (a) the amount to be paid to the Company is known, (b) there is no potential for appeal or reversal, and (c) collectability is reasonably assured.

Business combinations

The Company accounts for business combinations under the acquisition method of accounting, which requires it to recognize separately from goodwill, the assets acquired and the liabilities assumed at fair value as of the acquisition date. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the Company's consolidated statements of operations. Accounting for business combinations requires the Company to make significant estimates and assumptions, especially at the acquisition date including estimates for intangible assets, contractual obligations assumed, pre-acquisition contingencies, and contingent consideration, where applicable. Although the Company believes the assumptions and estimates it has made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain acquired intangible assets under the income approach include growth in future expected cash flows from product sales, customer contracts, revenue growth rate, customer ramp-up period and discount rates. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash. As of December 31, 2024 and 2023, the Company did not have any cash equivalents.

Restricted cash

Restricted cash primarily consists of escrow deposits related to acquisition activity and other contractual obligations.

Inventory

Inventory is comprised of raw materials, finished goods and work-in-progress such as pre-harvested cannabis plants and by-products to be extracted. The costs of growing cannabis, including but not limited to labor, utilities, nutrition and irrigation, are capitalized into inventory until the time of harvest.

Inventory is stated at the lower of cost or net realizable value, with cost determined using standard cost. Cost includes costs directly related to manufacturing and distribution of the products. These costs include raw materials, packaging, direct labor, overhead, shipping and the depreciation of manufacturing equipment and production facilities determined at normal capacity. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes.

Net realizable value is determined as the estimated average selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. At the end of each reporting period, the Company performs an assessment of inventory obsolescence and to measure inventory at the lower of cost or net realizable value. Factors considered in the determination of obsolescence include slow-moving or non-marketable items.

Assets and liabilities held for sale

The Company classifies its long-lived assets and related liabilities to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company no longer records depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, considering factors such as economic and market conditions and the useful lives of assets.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

	Estimated Useful life
Buildings	40 years
Furniture and fixtures	5 years
Equipment	5 years
Computers and software	3 years
Leasehold improvements	Shorter of the life of the lease or economic life

The assets' residual values, useful lives and methods of depreciation are reviewed at the end of each reporting period and adjusted prospectively if appropriate. Construction in progress is measured at cost and reflects amounts incurred for property or equipment construction or improvements that have not been placed in service. Upon completion, construction in progress will be reclassified as building or leasehold improvements depending on the nature of the assets and depreciated over the estimated useful life of the asset.

An item of equipment is de-recognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the statement of operations and comprehensive loss in the year the asset is de-recognized.

Leasehold improvements are depreciated over the terms of the leases when placed in service.

Intangible assets and goodwill

The Company records goodwill and intangible assets acquired in business combination at their fair values, which are derived primarily using market and income approach valuation techniques. These measurements include the following key assumptions: (1) forecasted revenues, expenses and cash flows, (2) terminal period revenue growth and cash flows, (3) an estimated weighted average cost of capital, (4) assumed discount rates depending on the asset, (5) royalty rates, (6) start-up costs, (7) customer recurring revenue rates and (8) a tax rate. These assumptions are consistent with those that hypothetical market participants would use. Because the Company is required to make estimates and assumptions when evaluating goodwill and indefinite-lived intangible assets for impairment, actual transaction amounts may differ materially from these estimates. Additionally, if these estimates or their related assumptions change in the future, the Company may be required to record impairment for these assets.

Subsequent to acquisition, intangible assets are recorded at net of accumulated amortization and impairment losses, if any. Amortization of definite life intangible assets is recognized on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, as follows:

	Estimated Useful life
Licenses and Permits	10-15 years
Trademarks and Tradenames	5-10 years
Customer relationships	5-7 years

The estimated useful lives, residual values and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively.

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is allocated to each identified reporting unit based on groups of assets within specific regions and states and economic factors.

Goodwill is not amortized and is tested for impairment at least annually or more often, if and when circumstances indicate that goodwill may be impaired. This includes but is not limited to significant adverse changes in the business climate, market conditions, or other events that indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value.

Goodwill-Intangibles impairment test

In accordance with the accounting standards, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test, and if impaired, the associated assets must be written down to fair value.

The quantitative impairment test for goodwill compares the fair value of a reporting unit with the carrying value of its net assets, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, an impairment charge would be recorded to the Company's operations, for the amount in which the carrying amount exceeds the reporting unit's fair value. The estimate of fair value requires the use of significant unobservable inputs, representative of a Level 3 fair value measurement. The Company determines fair values for each reporting unit using the income approach, when available and appropriate, the market approach, or a combination of both. The income approach involves forecasting projected financial information (such as revenue growth rates, profit margins, tax rates, working capital and capital expenditures) and selecting a discount rate that reflects the risk inherent in estimated future cash flows. Under the market approach, the fair value is based on observed market data. If multiple valuation methodologies are used, the results are weighted appropriately.

The Company performs an annual assessment of its goodwill in the fourth quarter of each fiscal year, or more frequently, to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill.

Recoverability of Long-lived Assets

The Company evaluates the recoverability of its long-lived tangible and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Such trigger events or changes in circumstances may include: a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used, a significant adverse change in legal factors or in the business climate, including those resulting from technology advancements in the industry, the impact of competition or other factors that could affect the value of a long-lived asset, a significant adverse deterioration in the amount of revenue or cash flows expected to be generated from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based upon estimated discounted future cash flows.

As further discussed in Note 19, the Company conducted an impairment analyses test at the Colorado and California reporting units level.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement and tax bases of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company routinely evaluates the likelihood of realizing the benefit of its deferred tax assets and may record a valuation allowance if, based on all available evidence, it determines that some portion of the tax benefit will not be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize all or a portion of its deferred tax assets in the future, a valuation allowance is recorded. If the company later realizes it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than- not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Irrespective of indemnification clauses pertaining to unrecognized tax benefits related to the Company's acquisitions, the Company recognizes interest and penalties related to unrecognized tax benefits in the income tax expense.

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. During the years ended December 31, 2024, 2023, and 2022 the Company incurred $3,945, $5,894, and $14,173 respectively in advertising and promotion costs, which are included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Sale-leaseback transactions

From time to time, the Company may enter into sale-leaseback transactions to finance certain property acquisitions and capital expenditures, pursuant to which the Company sells the property to a third party and agrees to lease the property back for a certain period of time. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluates whether it has transferred control to the third party in accordance with the revenue recognition guidance set forth in ASC 606.

If the transfer of the asset is deemed to be a sale at market terms, the Company recognizes the transaction price for the sale based on the cash proceeds received, derecognizes the carrying amount of the underlying asset and recognizes a gain or loss in the consolidated statements of operations and comprehensive loss for any difference between the carrying value of the asset and the transaction price. The Company then accounts for the leaseback in accordance with its lease accounting policy.

If the transfer of the asset is determined not to be a sale at market terms, the Company accounts for the transaction as a financing arrangement, and accordingly no equipment sale is recognized. The Company retains the historical costs of the property and the related accumulated depreciation on its books and continues to depreciate the property over the lesser of its remaining useful life or its initial lease term. The asset is presented within property and equipment, net on the consolidated balance sheets. All proceeds from these transactions are accounted for as finance obligations and presented as non-current obligation on the consolidated balance sheets. A portion of the lease payments is recognized as a reduction of the financing obligation and a portion is recognized as interest expense based on an imputed interest rate.

Right of use assets and lease liability

The Company has entered into lease agreements for certain facilities, vehicles and equipment, which provide the right to use the underlying asset and require lease payments over the term of the lease. At inception of the lease agreement, the Company assesses whether the agreement conveys the right to control the use of an identified asset for a period in exchange for consideration, in which case it is classified as a lease. Each lease is further analyzed to check whether it meets the classification criteria of a finance or operating lease. All identified leases are recorded on the consolidated balance sheet with a corresponding lease right-of-use asset, net, representing the right to use the underlying asset for the lease term and the operating lease liabilities representing the obligation to make lease payments arising from the lease. The Company has elected not to recognize lease assets and lease liabilities for short-term leases (leases with a term of 12 months or less) and leases of low-value assets. Lease right-of-use assets, net and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The present value of lease payments is determined primarily using the incremental borrowing rate based on the information available as of the lease commencement date.

Lease expense for operating leases is recorded on a straight-line basis over the lease term and variable lease costs are recorded as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Finance lease interest expense is recognized based on an effective interest method and depreciation of assets is recorded on a straight-line basis over the shorter of the lease term and useful life of the asset. Both operating and finance lease right of use assets are reviewed for impairment, consistent with other long-lived assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. After a right of use asset is impaired, any remaining balance of the asset is amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful life.

Revenue recognition

Performance Obligations

The Company recognizes revenue from sales when it satisfies its performance obligations by transferring control of promised products to its customers, which occurs at a point in time when the customer obtains the ability to direct the use of and obtain substantially all of the remaining benefits from the products. Revenue from the Company's retail business is recognized when the customer takes physical possession of the products, which occurs at the point of sale for merchandise purchased at the Company's own retail stores, or upon shipment for merchandise ordered through online websites. Such revenues are recorded net of estimated returns based on historical trends.

Revenue from the Company's wholesale business is generally recognized upon shipment of products, at which point title passes and risk of loss is transferred to the customer.

The Company's revenues are disaggregated as follows:

	Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Dispensary	$ 389,287	$ 448,771	$ 438,879
Cultivation and wholesale	69,435	62,526	72,580
Other	—	30	119
	$ 458,722	$ 511,327	$ 511,578

The Company recognizes revenue in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations. Revenue is recorded net of discounts and unearned revenue from the Company's loyalty programs. During the years ended December 31, 2024, 2023, and 2022, the Company netted discounts of $134,225, $146,134, and $106,765, respectively, against the revenues. Discounts are provided by the Company during promotional days or weekends. Discounts are also provided to employees, seniors and other categories of customers and may include price reductions and coupons. Variable consideration is estimated in the transaction price at contract inception based on current sales levels and historical experience using the expected value method, subject to constraint. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company's credit policy.

Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions as they become due, and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes. Freight revenues on all product sales, when applicable, are also recognized, on a consistent manner, at a point in time. The term between invoicing and when payment is due is not significant and the period between when the entity transfers the promised good or service to the customer and when the customer pays for that good or service is one year or less.

The Company generates an immaterial amount of revenue from services such as management fee revenues and interest on overdue amounts on the Company's National Credit card ("CNC Cards"). Management fee revenue is recognized over time as the recipient of management services derives value from the services provided. The interest on overdue amounts on the CNC Cards is recognized as interest income over time.

During the years ended December 31, 2024, 2023 and 2022, the Company earned revenue of $0, $4,064 and $4,520 from the CNC program. These revenues are included in the retail revenues mentioned above. As of December 31, 2024, 2023 and 2022, in connection with the revenues generated from the CNC card, the Company has accounts receivable of $0, $1,421 and $1,437, net of an allowance of bad debts of $488, $970 and $638. These receivables are included within the line item on the consolidated balance sheets. During the years ended December 31, 2024, 2023 and 2022, the Company incurred expenses of $0, $504, and $454 in connection with the administration of the CNC program. These expenses are included within the selling, general and administrative expenses in the consolidated statement of operations and comprehensive loss. Interest on overdue amounts on the CNC card is immaterial.

Loyalty Points Reward Programs

In certain of its markets, the Company offers a loyalty reward program to its dispensary customers. The Company offers its customers loyalty points rewards program that allows its customers to earn discounts on future purchases. Loyalty points are earned when a qualifying purchase is made. When a customer attains a certain number of points, the customer can redeem the credits on his/her next in-store purchase, up to a certain annual minimum. Loyalty points not redeemed expire automatically after six months from the date which they were earned.

A portion of the revenue generated in a sale is allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire.

Deferred Income

Deferred income represents cash payments received in advance of the Company's transfer of control of products or services to its customers and generally consists of unearned revenue from the Company's loyalty programs. The Company's deferred income balances were $919 and $3,159 as of December 31, 2024 and 2023, respectively, and were recorded within accrued expenses and other current liabilities in the consolidated balance sheets.

During the year ended December 31, 2024, the Company recognized $3,159 as net revenue from amounts recorded as deferred income in prior periods. During the years ended December 31, 2023, and 2022 the company recognized $647 and $12,890 respectively as net revenues from amounts recorded as deferred income in prior periods. The deferred income balance as of December 31, 2024 is expected to be recognized as revenue within the next twelve months.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at cost less an allowance for credit losses that are not expected to be recovered. The Company recognizes the allowance for credit losses at inception of the receivable and reassesses at every reporting date based on the asset's expected collectability. The allowance is based on multiple factors including historical experience of uncollectible accounts, the credit quality of the customer, the aging of such receivables and current macroeconomic conditions as well as expectations of conditions in the future, if applicable. The Company's allowance for credit losses is based on the assessment of the collectability of assets pooled together with similar risk characteristics. In recording a provision, the Company also considers expected credit losses based on a historical loss-rate method based on the ratio of its historical write-offs to its average trade accounts receivable. At each reporting period, the Company assesses whether financial assets in a pool continue to display similar risk characteristics. If particular receivables no longer display risk characteristics that are similar to those of the receivables in the pool, the Company may determine that it should move those receivables to a different pool or perform an individual assessment of expected credit losses for those specific receivables.

The Company's accounts receivable are short-term in nature and written off only when all collection attempts have failed. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery in accordance with the Company's accounting policy election. The total amount of write offs was immaterial to the financial statements as a whole for the year ended December 31, 2024.

Sales taxes

Sales taxes collected from customers are excluded from revenues.

Cost of goods sold

Cost of goods ***sold*** includes the amounts incurred to acquire and produce inventory for sale to the Company's customers, including costs of purchased materials, freight charges, depreciation, direct labor and other employment costs, cultivation facility costs, excise taxes and changes in reserves for obsolescence and inventory realizability.

These costs are reflected in the Company's consolidated statements of operations and comprehensive loss when the product is sold and net sales revenues are recognized or, in the case of inventory write-downs, when circumstances indicate that the carrying value of inventories is in excess of their recoverable value.

Equity-based payment arrangements

The Company ***measures*** all equity-based payment arrangements to employees and directors in accordance with ASC 718, *Compensation–Stock Compensation*. The Company's stock-based compensation cost is measured based on the fair value at the grant date of the stock-based award. It is recognized as expense over the requisite service period, which generally represents the vesting period. Forfeitures are recognized as they occur. The Company estimates the fair value of each stock-based award on its measurement date using either the current market price of the stock. Changes in assumptions used to estimate fair value could result in materially different results.

Expense for performance restricted stock awards is recognized based upon the fair value of the awards on the date of grant and the number of shares expected to vest based on the terms of the underlying award agreement and the requisite service period(s).

Equity classified common stock warrants

The Company classifies certain warrants for the purchase of shares of its common stock as equity on its consolidated balance sheets as these warrants are considered indexed to the Company's shares of Common Stock. For warrants that do not meet the criteria of a liability warrant and are classified on the Company's consolidated balance sheets as equity instruments, the Company uses the Black-Scholes model to measure the value of the warrants at issuance.

Convertible debt

The identification of convertible debt components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement. The separation of the components affects the initial recognition of the convertible debt at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on several assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Financial instruments

The Company follows the guidance in FASB ASC 820, *Fair Value Measurements and Disclosures*, or ASC 820, which defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company may engage third party qualified valuers to perform the valuation. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company may engage third-party qualified valuers to perform the valuation. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Financial assets and financial liabilities are recognized in the consolidated balance sheets at the time the Company becomes a party to the contractual provisions of the financial instrument.

Initial measurement of financial assets and financial liabilities

Financial assets and liabilities are recognized at fair value upon initial recognition plus any directly attributable transaction costs when not subsequently measured at fair value through profit or loss.

Subsequent measurement

Measurement in subsequent periods is dependent on the classification of the financial instrument. The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held to maturity, available for sale, and other financial liabilities.

The Company's Level 3 financial instruments include the derivative liability associated with the convertible note payable issued to stockholders (see Note 5).

Loss on conversion of Convertible Debt

Under the terms of the Company's Convertible Debt, the Company is permitted to offer additional incentives to the convertible debt holders as an inducement to convert their convertible debt into common shares. The additional incentive offered to the convertible debt holders is accounted for by the Company by recognizing a loss on conversion equal to the fair value of additional shares that were issued as a result of the incentive program. The difference between the net book value of the debt that is converted, and the inducement loss is credited to equity. The reduction in the derivative liability relating to the embedded conversion feature within the Convertible Debt is also credited to equity.

Accounting for Real Estate Asset Acquisitions

The Company's real estate acquisitions are generally accounted for as asset acquisitions as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The Company records the cost of assets acquired based on the cost of the acquisition, which is the consideration the transferred to the seller(s) and generally includes direct transaction costs related to the acquisition.

Recently adopted accounting pronouncements

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The update among other things clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The update is effective for fiscal years beginning after December 15, 2021. The update was effective for fiscal years beginning after December 15, 2021. This ASU did not have a material impact on the Company's consolidated financial statement.

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. This update defers the Sunset Date of ASC Topic 848, Reference Rate Reform (Topic 848), which provides temporary optional relief in accounting for the impact of Reference Rate Reform. This update is effective upon issuance and generally can be applied through December 31, 2024. This ASU did not have a material impact on the Company's consolidated financial statements.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements. The FASB amended ASC 842 to provide a practical expedient that allows private companies and certain not-for-profits to use the written terms and conditions of a common control arrangement to determine whether a lease exists and to classify and account for the lease. The amendments also require all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control at the end of the lease. The guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. This ASU did not have a material impact on the Company's consolidated financial statements.

In March 2023, the FASB issued ASU 2023-02, Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures using the Proportional Amortization Method. The FASB issued final guidance allowing entities to apply the proportional amortization method to equity investments in all tax credit programs that meet the conditions in ASC 323-740, rather than just investments in qualified affordable projects that generate low income housing tax credits, as was required under the legacy guidance. The guidance is effective for public business entities for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. This ASU did not have a material impact on the Company's consolidated financial statements.

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718). This ASU amends various SEC paragraphs within the codification to conform to past announcements and guidance issued by the SEC. This ASU does not provide any new guidance; as such, there is not a transition date or effective date associated with it. This ASU did not have a material impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). This ASU requires public entities to provide disclosures of significant segment expenses and other segment items. It also requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment will have to provide all the disclosures required by ASC 280, including the significant segment expense disclosures. This guidance is applied retrospectively to all periods presented, unless it is impractical. This ASU applies to all public entities and is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted. The Company has adopted ASU 2023-07, Segment Reporting (Topic 280).

Accounting pronouncements not yet adopted

In August 2023, the FASB issued 2023-05, Business Combinations-Joint Venture Formations (Subtopic 805-60); Recognition and Initial Measurement. This ASU contains guidance requiring certain joint ventures to apply a new basis of accounting upon formation by recognizing and initially measuring most of their assets and liabilities at fair value. This guidance is effective for all joint venture formations with a formation date on or after January 1, 2025. Early adoption is permitted. Joint Ventures formed before the effective date have the option to apply it retrospectively, while those formed after the effective date are required to apply it prospectively. The Company is evaluating the impact of this update on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements, "Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." This ASU amends the disclosure or presentation requirements related to various subtopics in the FASB codification. This applies to all entities within the scope of the amended subtopics.

Codification subtopics include:

       -ASC 230-10 "Statement of Cash Flows"
       -ASC 250-10 "Accounting Changes and Error Corrections"

-ASC 260-10 "Earnings Per Share"
-ASC 270-10 "Interim Reporting"
-ASC 440-10 "Commitments"
-ASC 470-10 "Debt"
-ASC 505-10 "Equity"
-ASC 815-10 "Derivatives and Hedging"
-ASC 860-30 "Transfers and Servicing: cured Borrowing and Collateral"
-ASC 932-235 "Extractive Activities-Oil and Gas: Notes to Financial Statements"
-ASC 946-20 " Financial Services-Investment Companies: Investment Company Activities"
-ASC 974-10 " Real Estate Investment Trusts"

The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in this Update should be applied prospectively. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Company is evaluating the impact of this update on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). This ASU requires public business entities to disclose in their rate reconciliation table additional categories of information about income taxes paid, including certain disclosures that would be disaggregated by jurisdiction and other categories. This ASU is effective for public entities for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025. For all other entities, this ASU is effective for fiscal years after December 15, 2024 and for interim periods beginning after December 15, 2026. Early adoption would be permitted. The Company is evaluating the impact of this update on its consolidated financial statements.

In January 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interests and Similar Awards, which clarifies the scope and application of profits interest awards under ASC 718 by providing illustrative guidance. The amendments apply to all entities that account for profits interest awards as compensation for services provided by employees or non-employees. The amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years, for public entities, and for fiscal years beginning after December 15, 2025, for all other entities, with early adoption permitted. The Company is currently assessing the impact of adopting this guidance on its financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements: Amendments to Remove References to the Concepts Statements. Since the Concept Statements are not considered authoritative and do not establish Generally Accepted Accounting Principles (GAAP), the ASU eliminates references to these statements from the codification. The amendments are effective for public entities for fiscal years beginning after December 15, 2024, and for all other entities for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company does not anticipate a material impact on its financial reporting as a result of adopting this ASU

ASU 2024-03, Disaggregation of Income Statement Expenses, was issued in November 2024 and requires public business entities to disaggregate certain income statement expense captions in the footnotes of the financial statements. Specifically, entities must provide disclosures that separately present expenses related to purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion (including depreciation, depletion, and amortization for oil and gas producing activities). While this ASU does not change the presentation of expense captions on the face of the income statement, it requires detailed disclosures in the notes to the financial statements. The amendments are effective for fiscal years beginning after December 15, 2026 , and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Management is evaluating the impact of this standard on its financial disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which provides clarification on the accounting treatment of convertible debt settlements that occur under terms differing from those of the original instrument. The amendments specify that if the settlement is considered an induced conversion, an entity must recognize an inducement expense at the offer acceptance date. Conversely, if the settlement is treated as a debt extinguishment, an entity must recognize a gain or loss at the extinguishment date. This ASU is effective for all entities for fiscal years beginning after December 15, 2025, including interim periods within those years, with early adoption permitted. The Company is in the process of assessing the potential impact of this ASU on its debt accounting policies.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board is issuing this Update to clarify the effective date of Accounting Standards Update No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendment in this Update applies to all public business entities but only potentially affects non-calendar year-end entities. The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15,

2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company does not anticipate a material impact on its financial reporting as a result of adopting this ASU.

The Company will continue to monitor the development of these standards and intends to adopt them in accordance with their respective effective dates. Additional disclosures will be provided in future filings as the Company finalizes its assessment of these standards' impacts.

Critical accounting estimates and judgments

The preparation of the Company's financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. These estimates and judgements are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Financial statement areas that require significant assessments and judgements are as follows:

(1) Estimated useful lives, impairment considerations and amortization of property and equipment, intangible assets – amortization of property and equipment and intangible assets is dependent upon estimates of useful lives based on management's judgment.

(2) Goodwill and intangible asset impairment testing require management to make estimates in the impairment testing model. On at least an annual basis, the Company assesses whether goodwill is impaired. Impairment of definite long-lived assets is influenced by judgment in defining a reporting unit and determining the indicators of impairment, and estimates used to measure impairment losses.

(3) The reporting unit's fair value is determined using discounted future cash flow models, which incorporate assumptions regarding future events, specifically future cash flows, growth rates and discount rates.

(4) Stock-based compensation – The fair value of stock-based compensation expenses is estimated using the Black-Scholes option pricing model and rely on a number of assumptions including the fair value of common shares on the grant date, risk-free rate, volatility rate, annual dividend yield, the expected term, and the estimated rate of forfeiture of options granted. Volatility is estimated by using the historical volatility of the Company.

(5) Deferred taxes- Valuation allowance estimates on deferred tax assets.

3. **REVERSE TAKEOVER TRANSACTION**

On November 21, 2018, CGGC entered into a merger agreement with Columbia Care LLC (the "Merger Agreement") providing for the merger (the "Merger") of Columbia Care LLC with a newly-formed subsidiary of CGGC. On April 26, 2019, (the "Acquisition Date") the Company completed the merger. Under the terms of the Merger Agreement, CGGC acquired all of the issued and outstanding ownership interests of Columbia Care LLC in exchange for the issuance of common shares and proportionate voting shares in the capital of CGGC.

4. **INVENTORY**

Details of the Company's inventory are shown in the table below:

	December 31, 2024	December 31, 2023
Accessories and supplies	$ 1,064	$ 1,158
Work-in-process - cannabis in cures and final vault	66,933	86,396
Finished goods - dried cannabis, concentrate and edible products	26,519	24,079
Total inventory	$ 94,516	$ 111,633

5. CURRENT AND LONG-TERM DEBT

Current and long-term obligations, net, are shown in the table below:

	December 31, 2024	December 31, 2023
2026 Notes	$ 185,000	$ 185,000
Term debt	—	13,228
2027 Convertible Notes	25,450	—
2025 Convertible Notes	59,500	74,500
Mortgage Note	42,923	43,500
Acquisition related promissory notes	—	1,500
	312,873	317,728
Unamortized debt discount	(6,156)	(6,598)
Unamortized deferred financing costs	(4,744)	(7,747)
Total debt, net	301,973	303,383
Less current portion, net*	(52,461)	(5,905)
Long-term portion	$ 249,512	$ 297,478

*The current portion of the debt includes scheduled payments on the mortgage notes, acquisition related promissory notes and acquisition related notes payable, net of corresponding portions of the unamortized debt discount and unamortized deferred financing costs.

The Company was in compliance with all financial covenants and was not in default of any provisions under any of its debt arrangements as of December 31, 2024.

2026 Notes

On February 3, 2022, the Company closed a private placement (the "February 2022 Private Placement") of $185,000 aggregate principal amount of 9.50% senior-secured first-lien notes due 2026 (the "2026 Notes") and received aggregate gross proceeds of $153,250. The 2026 Notes are senior secured obligations of the Company and were issued at 100.0% of face value. The 2026 Notes accrue interest in arrears which is payable semi-annually and mature on February 3, 2026, unless earlier redeemed or repurchased. The Company may redeem the 2026 Notes at par, in whole or in part, on or after February 3, 2024, as more particularly described in the fourth supplemental trust indenture governing the 2026 Notes. In connection with the offering of the 2026 Notes, the Company exchanged $31,750 of the Company's existing 13.0% senior secured first-lien notes (the "13.0% Term Debt"), pursuant to private agreements in accordance with the trust indenture, for an equivalent amount of 2026 Notes plus accrued but unpaid interest and any negotiated premium thereon.

The premium and paid interest were paid out of funds raised from the February 2022 Private Placement. The total unamortized debt and debt issuance costs of $2,153, related to the modified portion of the 13.0% Term Debt, will be amortized over the term of the 2026 Notes using the effective interest method. The Company incurred $7,189 in creditor fees in connection with the modified 13.0% Term Debt and 2026 Notes and $301 in third-party legal fees related to 2026 Notes which were capitalized and will be amortized over the term of the 2026 Notes using the effective interest rate method.

2024 Notes

As further described in Note 5 under the sub-heading "Term debt" of the Financial Statements incorporated by reference in the Company's Form 10-K for the year ended December 31, 2023, on October 23, 2023, the Company retired $25 million of its 13% Notes due May 2024 (the "2024 Notes") through a proportional redemption process.

The 2024 Notes were paid in full on May 14, 2024. The Company incurred financing costs of $3,373 in connection with the issuance of these 2024 Notes.

March 2027 Convertible Notes

On March 19, 2024, the Company closed a private placement (the "March 2024 Private Placement") of $25.75 million aggregate principal amount of 9.0% senior-secured first-lien notes due 2027 (the "2027 Notes") and received aggregate gross proceeds of $15.6 million. The 2027 Notes are senior secured obligations of the Company and were issued at 80.0% of face value. The 2027 Notes accrue interest in arrears which is payable semi-annually and mature on March 19, 2027. In connection with the offering of the 2027 Notes, the Company exchanged $5 million of the Company's existing 6.0% 2025 Convertible Notes. Through December 31, 2024, 983.604 shares were issued to convert $300 principal.

The principal amount of the 2027 Convertible Notes and the conversion price are denominated in U.S. dollars. As the functional currency of the Company is Canadian dollars, the amount of the liability to be settled depends on the applicable foreign exchange rate on the date of settlement. The 2027 Convertible Notes therefore represent an obligation to issue a fixed number of shares for a variable amount of liability. Due to this conversion feature within the 2027 Convertible Notes, the Company is unable to obtain an exception from derivative accounting. Accordingly, this conversion feature was accounted for as an embedded derivative liability and measured at fair value of $2,632 on the date of issuance of debt with a corresponding debt discount and debt issuance costs of $5,952, reflected as a reduction to the carrying value of the 2027 Notes. The Company fair values the derivative liability at each balance sheet date. Changes in fair value of the embedded derivative are recognized in the condensed consolidated statements of operations and comprehensive loss. The debt premium and debt issuance costs is amortized over the term of the 2027 Notes. Notes are impacted by the 2025 Debt Transaction.

2025 Convertible Notes

On June 29, 2021, the Company completed an offering of 6.0% Secured Convertible Notes Due 2025 ("2025 Convertible Notes") for an aggregate principal amount of $74.5 million. The 2025 Convertible Notes are senior secured obligations of the Company and will accrue interest payable semiannually in arrears and mature on June 29, 2025, unless earlier converted, redeemed, or repurchased. The 2025 Convertible Notes shall be convertible, at the option of the holder, from the date of issuance until the date that is 10 days prior to their maturity date into Common Shares of the Company at a conversion price equal to $6.49 payable on the business day prior to the date of conversion, adjusted downwards for any cash dividends paid to holders of Common Shares and other customary adjustments. The Company may redeem the 2025 Convertible Notes at par, in whole or in part, on or after June 29, 2023, if the volume weighted average price of the Common Shares trading on the Canadian Stock Exchange or Cboe Canada for 15 of the 30 trading days immediately preceding the day on which the Company exercises its redemption right, exceeds 120.0% of the conversion price of the 2025 Convertible Notes at a Redemption Price equal to 100.0% of the principal amount of the 2025 Convertible Notes redeemed, plus accrued but unpaid interest, if any, up to but excluding the Redemption Date.

The 2025 Convertible Notes require interest-only payments until June 29, 2025, at a rate of 6.0% per annum, payable semi-annually in June and December and commencing in December 2021. The 2025 Convertible Notes are due in full on June 29, 2025. The Company incurred financing costs of $3,190 in connection with the 2025 Convertible Notes. The principal amount of the 2025 Convertible Notes and the conversion price are denominated in U.S. dollars. As the functional currency of the Company is Canadian dollars, the amount of the liability to be settled depends on the applicable foreign exchange rate on the date of settlement. The 2025 Convertible Notes therefore represent an obligation to issue a fixed number of shares for a variable amount of liability. Due to this conversion feature within the 2025 Convertible Notes, the Company is unable to obtain an exception from derivative accounting. Accordingly, this conversion feature was accounted for as an embedded derivative liability and measured at fair value of $15,099 on the date of issuance of debt with a corresponding debt discount, reflected as a reduction to the carrying value of the 2025 Convertible Notes. The Company fair values the derivative liability at each balance sheet date. Changes in fair value of the embedded derivative are recognized in the consolidated statements of operations and comprehensive loss. The debt discount is amortized over the term of the 2025 Convertible Notes.

January 2024 Debt Exchange

On January 22, 2024, the Company entered into the Exchange Agreement, as amended on June 30, 2024 and September 30, 2024, (as amended, the "Exchange Agreement"), with certain holders (the "Holders") of the Company's 6.0% senior secured 2025 Convertible Notes, pursuant to which the Company agreed to the Repurchase of up to $25 million principal amount of the 2025 Convertible Notes in exchange for Common Shares (the "January 2024 Debt Exchange").

Pursuant to the terms of the Exchange Agreement, the Holders agreed to:

*	by January 31, 2024, transfer $5 million principal amount of 2025 Convertible Notes in consideration of Common Shares issued at a price per Common Share equal to the greater of C$0.41 per Common Share and the 12.5% discount to the 5 days volume weighted average price of the Common Shares on Cboe prior to receipt of a Transfer notice;

*	provided that the five-day volume weighted average price of the Common Shares on the Exchange is greater than C$0.47 as of the close of trading at 4:01pm on January 31, 2024, transfer $5 million principal amount of 2025 Convertible Notes in consideration of Common Shares issued at the Initial Exchange Price on or prior to February 29, 2024; and

*	provided that the February Exchange is completed and the daily volume weighted average price of the Common Shares on Cboe is greater than C$0.87 for 5 consecutive trading days, provided that, the trading volume of the Common Shares on Cboe was equal to or greater than 600,000 Common Shares on the applicable trading dates, from the period commencing on January 1, 2024 and ending on December 31, 2024), transfer in three separate equal tranches, an aggregate of $15 million principal amount of 2025 Convertible Notes in consideration of Common Shares issued at a price per Common Share equal to the greater of C$0.57 per Common Share and the 12.5% discount to the 5 days volume weighted average price of the Common Shares on Cboe prior to receipt of a Transfer notice, in each case, subject to adjustment in certain instances, on or prior to December 31, 2024.

Through December 31, 2024, $10 million of the potential $25 million exchange had been completed, with approximately $10 million remaining available for exchange as $5 million were separately exchanged into the Company's 2025 Notes, as described above. The term of the Exchange Agreement expired as of January 31, 2025.

Mortgages

In December 2021, the Company entered into a term loan and security agreement with a bank. The agreement provides for a $20,000 mortgage on real property in New York and carries interest at a variable rate per annum equal to the Wall Street Prime Rate ("Index") plus 2.25%. The debt is repayable in 59 monthly installments and a final balloon payment due on January 1, 2027, which is estimated at $18,133 as of December 31, 2024. In connection with this mortgage, the Company incurred financing costs of $655.

In June 2022, the Company entered into a term loan and security agreement with a bank. The agreement provides for a $16,500 mortgage on real property in New Jersey and carries interest at a variable rate per annum equal to the Index plus 2.25%. The debt is repayable in 59 monthly installments and a final balloon payment due on July 15, 2027, which is estimated at $15,734 as of December 31, 2024. In connection with this mortgage, the Company incurred financing costs of $209.

On August 10, 2023, the Company entered into two term loans and security agreements with a bank as follows:

* The first agreement provides for a $6,250 mortgage on real property in Maryland and carries interest at a variable rate per annum equal to the Index plus 2.25%. The debt is repayable in 59 monthly installments and matures in August 2028. In connection with this mortgage, the Company incurred financing costs of $195 and netted $2,903 after the repayment of a prior outstanding mortgage on the property.

* The second agreement provides for a $1,800 mortgage on real property in Delaware and carries interest at a variable rate per annum equal to the Index plus 2.25%. The debt is repayable in 59 monthly installments and matures in August 2028. In connection with this mortgage, the Company incurred financing costs of $77 and netted $1,723.

The following table summarizes the scheduled principal payments on the Company's outstanding indebtedness as of December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
2027 Convertible Notes	$ —	$ —	$ 25,450	$ —	$ —	$ —	$ 25,450
2025 Convertible Notes	59,500	—	—	—	—	—	59,500
2026 Notes	—	185,000	—	—	—	—	185,000
Mortgages Notes	720	16,484	18,050	7,669	—	—	42,923
	$ 60,220	$201,484	$ 43,500	$ 7,669	$ —	$ —	$312,873

The Company was in compliance with all financial covenants and was not in default of any provisions under any of its debt arrangements as of December 31, 2024.

The following table presents information about the current and long-term debt obligations of the Company as of December 31, 2024:

	Balance, January 1	Borrowing	Acquisition related	Conversion/ Exchanges	Repayments	Balance, December 31
Term debt	$ 13,228	$ —	$ —	$ —	$ (13,228)	$ —
2025 Convertible Notes	74,500	—	—	(10,000)	(5,000)	59,500
Mortgages Notes	43,500	—	—	—	(577)	42,923
2026 Notes	185,000	—	—	—	—	185,000
2027 Convertible Notes	—	25,750	—	(300)	—	25,450
Acquisition related promissory notes	1,500	—	—	—	(1,500)	—
	$ 317,728	$ 25,750	$ —	$ (10,300)	$ (20,305)	$ 312,873

The following table summarizes the scheduled principal payments on the Company's outstanding indebtedness as of December 31, 2023:

	Balance, January 1	Borrowing	Acquisition related	Conversion/ Exchanges	Repayments	Balance, December 31
Term debt	$ 38,215	$ —	$ —	$ —	$ (24,987)	$ 13,228
2025 Convertible Notes	74,500	—	—	—	—	74,500
Mortgages Notes	35,965	8,050	—	—	(515)	43,500
2023 Convertible Notes	5,600	—	—	—	(5,600)	—
2026 Notes	185,000	—	—	—	—	185,000
Acquisition related real estate notes	7,000	—	—	—	(7,000)	—
Acquisition related promissory notes	3,000	—	—	—	(1,500)	1,500
Acquisition related note payable	3,214	—	—	—	(3,214)	—
	$ 352,494	$ 8,050	$ —	$ —	$ (42,816)	$ 317,728

The Company was in compliance with all financial covenants and was not in default of any provisions under any of its debt arrangements as of December 31, 2024 and December 31, 2023.

Total interest and amortization expense on the Company's debt obligations for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Interest expense on debt	$ 29,573	$ 41,900	$ 40,123
Amortization of debt discount	$ 5,592	$ 5,783	$ 5,327
Amortization of debt premium	$ —	$ —	$ (164)
Amortization of debt issuance costs	$ 3,805	$ 3,569	$ 3,425
Other interest (expense) income, net	$ (992)	$ (565)	$ (362)
Total interest expense, net	$ 37,978	$ 50,687	$ 48,349

The weighted average interest rate on the Company's indebtedness was 8.85%.

2025 Debt Transaction

On February 27, 2025, the Company entered into a support agreement (the "**Support Agreement**") with certain holders (the "**Supporting Noteholders**") representing approximately 61% of the aggregate principal amount of issued Senior Notes (as defined below) regarding the exchange of their Senior Notes for new notes having a later maturity date and additional covenants, all as described herein (the "**2025 Debt Transaction**"). The Senior Notes consist of: (i) the six percent (6.0%) Senior Secured Convertible Notes due June 29, 2025 for an aggregate amount of US$59.5 million (the "**2025 Notes**"); (ii) the nine and one half percent (9.5%) Senior Secured First-Lien Notes due February 3, 2026 for an aggregate amount of US$185 million (the "**2026 Notes**"); and (iii) the nine percent (9.0%) Senior Secured Convertible Notes due March 19, 2027 for an aggregate amount of US$25.55 million (the "**2027 Notes**", and together with the 2025 Notes and the 2026 Notes, the "**Senior Notes**"). Under the terms of the 2025 Debt Transaction, among other provisions, the holders of the 2025 Notes and the 2026 Notes will exchange their Senior Notes for an equal principal amount of 9.25% senior secured notes due December 31, 2028 (subject to two six-month extension options available to the Company upon payment of a 0.50% fee, payable in cash) (the "**New Senior Notes**") and the holders of the 2027 Notes will be given the right to elect to receive either (i) an equal principal amount of New Senior Notes or (ii) an equal principal amount of newly issued 9.0% convertible notes, which will have the same conversion price as the existing 2027 Notes but will have the same extended maturity date as the New Senior Notes (the "**New Convertible Notes**", and together with the New Senior Notes, the "**New Notes**").

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Trade accounts receivable	$ 27,657	$ 15,963
Other receivables	785	6,150
Total trade accounts and other receivables	28,442	22,113
Less: allowance for credit losses	(6,754)	(6,512)
Accounts receivable, net	$ 21,688	$ 15,601

Changes in the Company's allowance for credit losses were as follows:

	December 31, 2024	December 31, 2023
Allowance for credit losses as of January 1,	$ (6,512)	$ (3,142)
Provision	(5,026)	(3,327)
Charge-offs and recoveries	4,784	—
Other adjustments	—	(43)
Allowance for credit losses as of December 31,	$ (6,754)	$ (6,512)

7. PROPERTY AND EQUIPMENT

Details of the Company's property and equipment and related depreciation expense are summarized in the tables below:

	December 31, 2024	December 31, 2023
Land and buildings	$ 115,277	$ 115,277
Furniture and fixtures	6,804	10,981
Equipment	34,367	43,123
Computers and software	2,363	4,033
Leasehold improvements	155,529	207,846
Construction in process	6,565	33,429
Total property and equipment, gross	320,905	414,689
Less: Accumulated depreciation	(92,509)	(116,191)
Total property and equipment, net	$ 228,396	$ 298,498

	December 31, 2024	December 31, 2023	December 31, 2022
Total depreciation expense	$ 29,003	$ 34,286	$ 32,059
Included in:			
Costs of sales related to inventory production	$ 18,239	$ 20,225	$ 18,565
Selling, general and administrative expenses	$ 10,764	$ 14,061	$ 13,494

A reconciliation of the beginning and ending balances of property and equipment are summarized in the tables below:

	Land and buildings	Furniture and fixtures	Equipment	Computers and software	Leasehold improvements	Construction in process	Total
Cost							
Balance, December 31, 2023	$ 115,277	$ 10,981	$ 43,123	$ 4,033	$ 207,846	$ 33,429	$ 414,689
Additions	—	—	243	19	43	5,549	5,854
Impairments	—	(204)	(232)	(46)	(1,747)	(17)	(2,246)
Disposals	—	(90)	(5)	(101)	(974)	—	(1,170)
Transferred from assets held for sale	—	(3,883)	(9,019)	(1,542)	(80,034)	(1,744)	(96,222)
Other transfers	—	—	257	—	30,395	(30,652)	—
Balance, December 31, 2024	$ 115,277	$ 6,804	$ 34,367	$ 2,363	$ 155,529	$ 6,565	$ 320,905

	Land and buildings	Furniture and fixtures	Equipment	Computers and software	Leasehold improvements	Construction in process	Total
Accumulated depreciation							
Balance, December 31, 2023	$ (5,979)	$ (6,730)	$ (26,101)	$ (2,627)	$ (74,754)	$ —	$ (116,191)
Depreciation	(2,563)	(1,588)	(6,341)	(642)	(17,869)	—	(29,003)
Impairments		189	207	42	1,687		2,125
Disposals	—	199	5	65	2,686	—	2,955
Transferred from assets held for sale	—	2,449	7,380	1,090	36,686	—	47,605
Balance, December 31, 2024	$ (8,542)	$ (5,481)	$ (24,850)	$ (2,072)	$ (51,564)	$ —	$ (92,509)

	Land and buildings	Furniture and fixtures	Equipment	Computers and software	Leasehold improvements	Construction in process	Total
Cost							
Balance, December 31, 2022	$ 128,389	$ 8,773	$ 38,467	$ 3,537	$ 193,454	$ 56,398	$ 429,018
Additions	—	214	42	174	2,366	2,044	4,840
Impairments	—	(17)	(745)	—	(463)	(18,870)	(20,095)
Disposals	(13,332)	(277)	(1,107)	(108)	(4,829)	(1,284)	(20,937)
Transferred to assets held for sale	220	2,015	5,708	134	13,519	267	21,863
Other transfers	—	273	758	296	3,799	(5,126)	—
Balance, December 31, 2023	$ 115,277	$ 10,981	$ 43,123	$ 4,033	$ 207,846	$ 33,429	$ 414,689

	Land and buildings	Furniture and fixtures	Equipment	Computers and software	Leasehold improvements	Construction in process	Total
Accumulated depreciation							
Balance, December 31, 2022	$ (3,657)	$ (3,541)	$ (15,329)	$ (1,720)	$ (46,778)	$ —	$ (71,025)
Depreciation	(2,621)	(2,096)	(7,353)	(858)	(21,358)	—	(34,286)
Disposals	338	78	556	17	1,017	—	2,006
Transferred to assets held for sale	(39)	(1,171)	(3,975)	(66)	(7,635)	—	(12,886)
Balance, December 31, 2023	$ (5,979)	$ (6,730)	$ (26,101)	$ (2,627)	$ (74,754)	$ —	$ (116,191)

Asset Additions

During the year ended December 31, 2022, the Company exercised its option to acquire a 24-acre cultivation site in Vineland, New Jersey, referred to as Vineland 2, for approximately $9,750 and continued its capital expenditure into the facility.

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Details of the Company's prepaid expenses and other current assets are summarized in the table below:

	December 31, 2024	December 31, 2023
Prepaid expenses	$ 8,719	8,486
Short term deposits	914	1,148
Other current assets	1,932	11,957
Excise and sales tax receivable	229	367
Prepaid taxes	—	753
Prepaid expenses and other current assets	$ 11,794	$ 22,711

9. OTHER NON-CURRENT ASSETS

Details of the Company's other non-current assets are summarized in the table below:

	December 31, 2024	December 31, 2023
Long term deposits	$ 8,604	$ 8,686
Long term tax receivable	1,712	—
Investment in affiliates	775	775
Restricted cash	4,323	3,573
Other non-current assets	$ 15,414	$ 13,034

10. NOTES RECEIVABLES

	December 31, 2024	December 31, 2023
Long term portion	$ 11,958	$ 2,082
Short term portion	15,614	4,026
Note receivables	$ 27,572	$ 6,108

The summary of note receivables by the Company as at December 31, 2024 and December 31, 2023 are as follows:

Note payable by	Rate of Interest	As on December 31, 2023	Payment made during the year	Additions	As on December 31, 2024
SFL Investment Holding, LLC and Mint Florida Holdings LLC	10.0 %	$ —	$ —	$ 2,000	$ 2,000
Flor Medicinal LLC	5.0 %	500	—	—	500
CC R&M Operations, LLC	— %	3,460	(3,320)	—	140
CC VA Holdco LLC	7.0 %	—	(4,462)	24,765	20,303
The Forest Springville, LLC	9.0 %	—	—	2,547	2,547
Balboa Boulevard Building	4.5 %	2,148	(66)	—	2,082
Total		$ 6,108	$ (7,848)	$ 29,312	$ 27,572

SFL Investment Holdings LLC and Mint Florida Holdings LLC

On August 21, 2024, Columbia Care LLC entered into a Promissory Note with SFL Investment Holdings, LLC and Mint Florida Holdings, LLC ("Maker"). The Note has a principal of $2 million and an interest rate of 10% per annum, calculated on a 365-day year. The full principal, accrued interest, and any other payable amounts are due by August 21, 2025.

The Maker can prepay any portion of the principal at any time without penalty, with at least three business days' notice to the Company. If a default occurs, the interest rate increases to 18% per annum until the default is remedied. The maker must notify the Company within three days of any default.

This Note is tied to a Membership Interest Purchase Agreement, dated August 21, 2024, and its terms may be amended accordingly. The Company's ability to meet obligations under the Note depends on the Maker's financial condition.

Flor Medicinal LLC

On October 22, 2022, Flor Medicinal LLC entered into a Secured Promissory Note with Columbia Care Puerto Rico LLC under the terms of an Asset Purchase Agreement. The Principal Amount of the Note is $0.5 million, with simple interest accruing at 5% per annum, calculated based on actual days elapsed using a 360-day year. Interest is payable on the first day of each calendar quarter the Note remains outstanding.

The Note will mature on January 1, 2025, or earlier upon the occurrence of a Change of Control, an Event of Default, or as specified in the Purchase Agreement. A Change of Control includes mergers or transfers of more than 50% of the Borrower's equity or control to a different entity. In such events, the entire principal and accrued interest become due immediately.

The Forest Springville, LLC

On March 7, 2024, The Forest Springville, LLC entered into a Secured Promissory Note with Columbia Care LLC, pursuant to the terms of the Membership Interest Purchase Agreement dated October 6, 2023. The Principal Amount of the Note is $2.625 million, with interest accruing at 9% per annum, calculated based on actual calendar days and a 360-day year. Interest is payable on the first day of each calendar quarter the Note remains outstanding.

The full principal and accrued interest are due by August 23, 2026, unless paid sooner in accordance with the terms of the Note. The Note may be accelerated upon the occurrence of a Change of Control or an Event of Default, as defined in the Purchase Agreement. A Change of Control is defined as any consolidation, merger, or reorganization of the Borrower where significant control changes in accordance with the conditions of the agreement.

The Borrower has the option to repay the Note in full or in part without penalty.

CC R&M Operations, LLC

On March 13, 2023, CC R&M Operations, LLC entered into a Promissory Note with the Columbia Care MO, LLC and Columbia Care Inc pursuant to the Asset and Sale agreement. The Principal Amount of the Note is $3.460 million. The Note has zero interest and is due upon final regulatory approval.

CC VA Holdco LLC

On October 1, 2024, CC VA Holdco LLC entered into a Promissory Note with the Company . The Principal Amount of the Note is $24.8 million, bearing interest at a rate of 7% per annum, calculated on a 360-day year. The Borrower is required to make monthly payments of $1.62 million for the first twelve months, followed by monthly payments of $0.696 million until the Note matures.

The Note is set to mature on the two-year anniversary of the Closing Date, with the final payment of $666,738 due on August 1, 2026. The full principal and any unpaid interest are due at maturity unless paid earlier in accordance with the terms of the Note. The payments are structured to reduce the principal balance progressively, with interest receivable calculated on the remaining balance at the specified rate.

Balboa Boulevard Building

On April 1, 2019, Balboa Boulevard Building entered into a Promissory Note with Focused Health LLC ("Focused Health"), for a total Principal Amount of $2.42 million. The Note is secured by the land and building of the leased premises and bears interest at a rate of 4.5%. per annum, with payments based on a standard monthly payment schedule. The Borrower is required to make monthly payments of $13.5 thousand until the Note matures.

The Note is set to mature on April 1, 2044, or earlier in the event of default or a Change of Control. At maturity, the total principal, any accrued interest, and remaining payable amounts must be fully paid. The payments are structured to progressively reduce the outstanding balance, with interest calculated based on the remaining principal.

11. **SHAREHOLDERS' EQUITY**

In addition to the issuance of equity in connection with conversion of 2023 Convertible Notes and Mortgage mentioned in Note 5, exercise of warrants mentioned in Note 12, and share-based payment arrangements mentioned in Note 13, during the year ended December 31, 2021, the Company closed a public offering that consisted of 18,572,500 Common Shares at a price of $8.05 (Canadian Dollars) per common share and sold, on a bought deal private placement basis, 3,220,000 Common Shares at a price of $9.00 (Canadian Dollars) per share sold for net proceeds of $133,151 to the Company in January and February 2021.

Issuance of equity in connection with the exercise of warrants mentioned in Note 12, share-based payment arrangements mentioned in Note 13, and non-controlling interest buyout mentioned in Note 24, constitute the activity in shareholders equity during the year ended December 31, 2024 and December 31, 2023.

Authorized Capital

Authorized share capital of the Company consists of (i) an unlimited number of common shares without par (ii) an unlimited number of proportionate voting shares without par, and (iii) an unlimited number of preferred shares.

The Company's common shares and proportionate voting shares (together, the "Shares") have the same rights and are equal in all respects. The Company treats the Shares as if they were a single class.

Conversion Rights and Transfers

Issued and outstanding proportionate voting shares, including fractions thereof, may at any time, subject to certain conditions, at the option of the holder, be converted into common shares at a ratio of 100 common shares per proportionate voting share with fractional proportionate voting shares convertible into common shares at the same ratio. Further, the Company's board of directors may determine in the future that it is no longer advisable to maintain the proportionate voting shares as a separate class of shares and may cause all of the issued and outstanding proportionate voting shares to be converted into common shares at a ratio of 100 common shares per proportionate voting share with fractional proportionate voting shares convertible into common shares at the same ratio and the Company shall not be entitled to issue any additional proportionate voting shares thereafter.

Rights

Holders of Shares are entitled to one vote on all matters submitted to a vote of the Company's shareholders. Holders of Shares are entitled to receive dividends, as may be declared by the Company's board of directors. As of December 31, 2024, and 2023, no cash dividends had been declared or paid.

Debt Redemption

On September 18, 2023, the Company raised gross proceeds of approximately $25 million through the issuance of additional equity. On October 23, 2023, the Company used these proceeds to retire $25 million of its 13% Notes due May 2024 through a proportional redemption process. In December 2024, the Company also retired the full amount of $5.6 million of its 5% Notes on the scheduled due date.

Share buy-back Authorization

On November 6, 2023, the Company's Board of Directors authorized a normal course issuer bid (the "NCIB") to repurchase up to 15 million of its issued and outstanding Common Shares, but in no event to exceed $5 million in total over the course of the NCIB. The NCIB is subject to the approval of the Cboe Canada Exchange (the "Cboe") and will be in effect for up to the next 12 months. As of December 31, 2024 the NCIB authorization has now lapsed."

12. WARRANTS

Outstanding equity-classified warrants to purchase common shares consisted of the following:

| | December 31, 2024 | | December 31, 2023 | |
| | Number of Shares Issued and Exercisable | Exercise Price (Canadian Dollars) | Number of Shares Issued and Exercisable | Exercise Price (Canadian Dollars) |
Expiration				
September 21, 2026	11,122,105	$ 1.96	11,122,105	$ 1.96
October 1, 2025	648,783	8.12	648,783	8.12
April 26, 2024	—	—	5,394,945	10.35
	11,770,888	$ 2.30	17,165,833	$ 4.83

Warrant activity during the years ended December 31, 2024, and 2023 is summarized in the table below:

	Warrants	Weighted average (Canadian Dollars)	Warrants	Weighted average (U.S. Dollars)
Balance as of December 31, 2022	**11,482,766**	**7.22**	**—**	**—**
Issued	11,479,075	1.90		
Exercised	(356,970)	—		
Expired	(5,439,038)	4.01	—	—
Balance as of December 31, 2023	**17,165,833**	**4.83**	**—**	**—**
Expired	(5,394,945)	10.35	—	—
Balance as of December 31, 2024	**11,770,888**	**$ 2.30**	**$ —**	**$ —**

In January 2022, 180,000 warrants with an exercise price of $2.95 were exercised, resulting in the issue of 180,000 common shares. In 2023, 11,479,075 warrants were issued, in connection with the unit offering described in Note 5, Debt Transactions, of which 356,970 were prefunded and exercised in December 2023, resulting in the issue of 356,970 common shares.

13. SHARE-BASED PAYMENT ARRANGEMENTS

Omnibus Long-Term Incentive Plan (equity settled)

On April 26, 2019, the Company adopted a long-term incentive plan , which was amended on June 1, 2021 and November 8, 2023 ("LTIP") to allow for a variety of equity-based awards that provide different types of incentives to be granted to the Company's executive officers, directors, employees and consultants (options, stock appreciation rights ("SARs"), performance share units ("PSUs"), restricted stock units ("RSUs") and deferred share units ("DSUs")). Options, SARs, PSUs, RSUs and DSUs are collectively referred to herein as "Awards". Each Award represents the right to receive common shares and in the case of SARs, PSUs, RSUs and DSUs, common shares or cash, in each case in accordance with the terms of the LTIP.

Under the terms of the LTIP, the Company's board of directors may grant Awards to the Chief Executive Officer and review and approve the grant of Awards recommended by the Chief Executive Officer to other eligible participants. Participation in the LTIP is voluntary and if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution. The plan has a stated term of ten years and provides that the exercise of stock options granted will not be less than the market price of the Company's common stock on the grant date. The plan does not specify grant dates or vesting schedules of awards as those determinations have been delegated to a committee of the Company's Board of Directors. Each grant agreement reflects the vesting schedule for that particular grant as determined by the Committee.

The maximum number of common shares reserved for issuance, in the aggregate, under the LTIP is 10% of the aggregate number of common shares (assuming the conversion of all proportionate voting shares to common shares) issued and outstanding from time to time.

Restricted stock units

RSU awards currently outstanding generally vest in equal annual installments over a four-year period or cliff after a three-year period in each case, from the grant date. Each RSU grant is subject to service-based vesting, where a specific period of continued employment must pass before an award vests. For RSU grants, the expense is measured at the grant date as the fair value of the Company's common stock and expensed as stock-based compensation over the vesting term.

A summary of RSU activity is presented below:

	Shares		Weighted-Average Grant Date Fair Value
Unvested, December 31, 2022	16,384,468	$	2.71
Granted	23,998,872		0.55
Vested	(10,966,667)		2.65
Forfeited	(2,694,954)		2.09
Unvested, December 31, 2023	26,721,719		0.86
Granted	15,646,684		0.26
Vested	(16,376,784)		0.81
Forfeited	(4,883,634)		0.69
Unvested, December 31, 2024	21,107,985	$	0.49

The following table presents information about the Company's RSUs for the period presented:

	Year ended		
(Dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Share-based compensation	$ 8,040	$ 17,076	$ 18,856

The following table presents information about the Company's RSUs as of the date presented:

	December 31, 2024	December 31, 2023
Unrecognized compensation costs	$ 4,790	$ 9,137
Weighted average period over which compensation cost will be recognized (in years)	1.38	1.8
Maximum term relating to outstanding RSUs (in years)	2.25	2.3

Performance share units

During the years ended December 31, 2024, 2023 and 2022, the Company granted PSUs that will vest on the achievement of internal performance targets. The Company monitors the probability of achieving the performance targets on an annual basis and adjusts periodic compensation expense accordingly.

A summary of PSU activity is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Unvested, December 31, 2022	7,308,263	4.77
Vested	(2,307,905)	2.01
Forfeited	(2,781,120)	7.66
Unvested, December 31, 2023	2,219,238	4.02
Granted	2,734,375	0.28
Vested	(1,144,011)	1.21
Forfeited	(1,758,820)	4.40
Unvested, December 31, 2024	2,050,782	0.27

The following table presents information about the Company's PSUs activity:

	Year ended		
(Dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Share-based compensation	$ (9,049)	$ (11,611)	$ 8,812

The following table presents information about the Company's PSUs as of the date presented:

	December 31, 2024	December 31, 2023
Unrecognized compensation costs	$ 402	$ 458
Weighted average period over which compensation cost will be recognized (in years)	2.25	0.3
Maximum term relating to outstanding PSUs (in years)	2.25	0.5

14. INCOME TAXES

The components of tax expense (benefit) were as follows:

		Year Ended				
		December 31, 2024		December 31, 2023		December 31, 2022
Current tax expense						
Federal	$	47,009	$	27,904	$	48,273
State		3,167		3,481		9,797
Total current tax expense		50,176		31,385		58,070
Deferred tax expense (benefit)						
Foreign		(6,384)		(5,611)		(4,326)
Federal		(6,494)		(18,404)		(40,781)
State		(312)		(9,017)		(28,502)
Total deferred tax expense (benefit)	$	(13,190)	$	(33,032)	$	(73,609)
Change in Valuation Allowance - US		(62)		1,425		—
Change in Valuation Allowance - Foreign		6,383		5,611		4,326
Provision (benefit) for income taxes	$	43,307	$	5,389	$	(11,213)

The Company accounts for income taxes in accordance with ASC 740 – Income Taxes, under which deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values and the tax bases for the respective items.

The Cannabist Company Holdings Inc. is organized in Canada but operates inside the United States. Due to the Company's structure, the Company is subject to income tax both in the United States and Canada. The Company maintains full valuation allowances on its net operating losses at each of the foreign jurisdictions it operates in, resulting in a 0% effective tax rate for the foreign jurisdictions. The Company's domestic effective tax rate for the years ended December 31, 2024, 2023, and 2022 were (70.1)%, (3.2)%, and 2.6% respectively.

The reconciliation of the Company's income tax expense (benefit) on income (loss) before taxes at the U.S. federal statutory rate compared to the Company's effective tax rate was as follows:

		Year Ended						
		December 31, 2024			December 31, 2023			December 31, 2022	
Loss before provision for income taxes	$	(61,819)		$	(168,898)		$	(432,694)	
Tax using the company's domestic tax rate		(33,097)	53.5%		(35,471)	21.0%		(90,866)	21.0%
Tax effect of:									
State taxes, net of federal benefits		3,626	(5.9%)		(4,957)	2.9%		(20,744)	4.8%
280E limitations		32,624	(52.8)%		36,737	(21.8)%		42,443	(9.8)%
Non-deductible partnership income		2,476	(4.0)%		2,602	(1.5)%		2,799	(0.6)%
Other Permanent Tax Differences		28,928	(46.8)%		1,558	(0.9)%		(3,956)	0.9 %
Share-based compensation		1,668	(2.7)%		955	(0.6)%		8,710	(2.0)%
Change in tax status		—	—		—	—		—	—%
Other items		6,846	(11.1)%		2,538			741	(0.2)%
Provision to Return Adjustment		236	(0.4)%		(2,126)			13,825	(3.2)%
Goodwill impairment		—	— %		3,553	(2.1)%		35,835	(8.3)%
	$	43,307	(70.1)%	$	5,389	(3.2%)	$	(11,213)	2.6 %

The Company operates in the legal cannabis industry but is subject to Section 280E of the Internal Revenue Code ("IRC") which prohibits the Company from deducting non cost of goods sold related expenses. Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for Federal purposes, the IRS has subsequently applied Section 280E to state-legal cannabis businesses. Cannabis businesses operating in states that align their tax codes with the IRC are also unable to deduct normal business expenses from their state taxes. The result of Section 280E's application to the Company results in permanent disallowance of ordinary and necessary business expenses. As a result of 280E the Company's effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss. The non-deductible expenses shown in the effective rate reconciliation above is comprised primarily of the impact of applying IRC Sec. 280E to the Company's businesses that are involved in selling cannabis, along with other permanent tax adjustments as prescribed by relevant tax code.

The tax effects of the temporary differences giving rise to deferred tax assets and deferred tax liabilities as of December 31, 2024, 2023, and 2022 are summarized in the table below:

		Year Ended				
		December 31, 2024		December 31, 2023		December 31, 2022
Deferred Tax Assets						
Net Operating Loss Carryforwards	$	24,421	$	20,888	$	14,066
Derivative liability		336		65		125
Inventory		1,796		1,639		1,275
Stock Based Compensation		1,112		3,420		3,288
Capitalized Expenses		18,869		20,737		20,769
Reserves		9,964		2,622		2,741
Right of Use Assets		30,131		42,965		37,652
Sale Leaseback		1,499		1,554		1,552
Other Assets		3,761		1,965		1,626
Gross Deferred Tax Assets		91,889		95,855		83,094
Valuation Allowance		(22,561)		(16,238)		(9,202)
Total Deferred Tax Assets, net	$	69,328	$	79,617	$	73,892
Deferred Tax Liabilities						
Property, Plant and Equipment	$	2,938	$	748	$	(2,427)
Intangibles		(11,032)		(13,459)		(32,661)
Accruals		(90)		(90)		(91)
Debt discount		(1,240)		(3,556)		(5,712)
Right of Use Liabilities		(27,699)		(40,290)		(35,904)
Gross Deferred Tax Liabilities	$	(37,123)	$	(56,647)	$	(76,795)
Net Deferred Tax Liabilities	$	—	$	—	$	2,903
Net Deferred Tax Assets	$	32,205	$	22,970	$	—

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's management assesses both positive and negative evidence regarding the Company's ability to realize its deferred tax assets and records a valuation allowance when it is more likely than not that deferred tax assets will not be realized. The valuation allowance as of December 31, 2024, 2023, and 2022 are $22,561, $16,238, and $9,202 respectively. The total change in the 2024 and 2023 valuation allowance, which was an increase of $6,321 and $7,036 respectively, is related to foreign activity and other activities.

During the year ended December 31, 2024 the company recorded a deferred tax asset pertaining to a deemed asset acquisition. The future tax benefit related to this acquisition is expected to be subject to Section 280E.

As of December 31, 2024, the Company has $0 of gross federal net operating loss carryforwards which will not expire. The Company has $43,490 of gross state net operating loss carryforwards which begin to expire in 2036. The company has $76,710 of gross foreign net operating loss carryforwards which begin to expire in 2028.

Under Internal Revenue Code Section 382, utilization of net operating losses may be subject to annual limitations in the event of any significant future changes in its ownership structure. These annual limitations could adversely affect the company and result in the expiration of net operating losses prior to utilization.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable. Such examinations may result in future tax, penalty, and interest assessments by the respective taxing jurisdictions. For uncertain tax positions the Company believes does not meet the more likely that not threshold of being sustained upon examination by the relevant taxing authorities, the Company records a tax reserve in the period in which it arises. The Company adjusts its unrecognized tax benefit liability and provision for income taxes in the period in which the uncertain tax position is settled, the statute of limitations expires for taxing authority to examine the position or when new information becomes available that requires a change in the recognition and/or measurement of the liability.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of December 31, 2021	$	4,111
Reductions for Expiration of Statute of Limitations		(1,337)
Balance as of December 31, 2022		2,774
Reductions for Expiration of Statute of Limitations		(761)
Balance as of December 31, 2023		2,013
Increases (Decreases) for prior years		8,018
Reductions for Expiration of Statute of Limitations		(2,013)
Balance as of December 31, 2024	$	8,018

As of December 31, 2024 and 2023, the Company had $8,018 and $2,013 respectively of gross unrecognized tax benefits, $0 and $0 respectively of which would impact the effective income tax rate if recognized. As of December 31, 2024, 2023, and 2022 the Company recognized interest and penalties related to uncertain tax positions of $2,489, $903, and $554 respectively. The unrecognized tax benefits recorded by the company relate to historical tax positions taken by businesses previously acquired by the Company. The Company is subject to indemnification of any assessments related to these specific positions and has established a receivable for the same amount of the reserve. The US federal statute of limitations remains open for the tax year 2019 through the present. The state return statute of limitations generally remains open for the tax year 2019 through the present.

15. EARNINGS PER SHARE

Basic and diluted net loss per share attributable to the Company was calculated as follows:

		Year Ended				
		December 31, 2024		December 31, 2023		December 31, 2022
Numerator:						
Net loss	$	(105,126)	$	(174,287)	$	(421,481)
Less: Net loss attributable to non-controlling interests		760		1,425		(5,476)
Net loss attributable to shareholders	$	(105,886)	$	(175,712)	$	(416,005)
Denominator:						
Weighted average shares outstanding - basic and diluted		462,496,369		402,776,616		392,571,102
Loss per share - basic and diluted	$	(0.23)	$	(0.44)	$	(1.06)

Certain share based equity awards were excluded from the computation of dilutive loss per share because inclusion of these awards would have had an anti-dilutive effect. The following table reflects the awards excluded.

	Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Convertible Debt	94,921,481	11,479,199	13,362,177

16. LEASING ACTIVITIES

The Company leases its facilities under operating leases that provide for the payment of real estate taxes and other operating costs in addition to normal rent. The Company's real estate leases typically have terms of 1 to 15 years. Certain leases include extension options exercisable from one to five years before the end of the cancellable lease term. The Company typically leases equipment and vehicles with standard lease terms of 3 to 5 years. Expenses recognized relating to short-term leases and leases of low value during the years ended December 31, 2024 and 2023 were immaterial.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Weighted Average Remaining Lease Term		
Operating leases	12.5 years	14.1 years
Finance leases	9.1 years	9.1 years
Weighted Average Discount Rate		
Operating leases	7.46 %	7.01 %
Finance leases	7.11 %	7.49 %

The maturities of lease liabilities as of December 31, 2024 were as follows:

	Operating	Finance
Year Ending December 31:		
2025	$ 17,102	$ 7,711
2026	19,225	6,501
2027	18,356	6,666
2028	16,918	5,823
2029	14,864	5,414
Thereafter	125,470	26,992
Total lease payments	211,935	59,107
Less: interest	(78,334)	(16,260)
Present value of lease liabilities	$ 133,601	$ 42,847

The following summarizes the line items in the income statements which include the components of lease expense for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Operating lease expense	$ 27,729	$ 28,860
Included in		
Cost of sales	15,727	16,794
Selling, general and administrative expenses	12,002	12,066
Finance lease costs:	12,042	14,015
Amortization of lease assets included in cost of sales	5,842	7,146
Amortization of lease assets included in selling, general and administrative costs	2,730	2,691
Interest on lease liabilities included in interest (expense) income, net	3,470	4,178
Total lease costs	$ 39,771	$ 42,875

The following summarizes cash flow information related to leases for the year ended December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	25,595	$	26,547
Operating cash flows from finance leases		3,464		4,177
Financing cash flows from finance leases		6,904		6,788
Lease assets obtained in exchange for lease obligations:				
Operating leases		9,256		5,114
Finance leases		7		991
Lease assets obtained in business acquisitions				
Operating leases	$	—	$	—

17. COMMITMENTS AND CONTINGENCIES

Defined contribution plan

In 2021, the Company instituted a qualified 401(k) plan (the "401(k) Plan") for its U.S. employees. The 401(k) Plan covers U.S. employees who meet certain eligibility requirements. Under the terms of the 401(k) Plan, the employees may elect to make contributions through payroll deductions within statutory and plan limits, and the Company may elect to make non-elective discretionary contributions. The Company may also make optional contributions to the 401(k) Plan for any plan year at its discretion.

Expense recognized by the Company for matching contributions made to the 401(k) Plan was $697 and $1,328 for the years ended December 31, 2024, and December 31, 2023, respectively.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not accrued any liabilities related to any pending claims potentially subject to any indemnifications in its consolidated financial statements.

Additionally, the Company may be contingently liable with respect to other claims incidental to the ordinary course of its operations. In the opinion of management, and based on management's consultation with legal counsel, the ultimate outcome of such other matters will not have a materially adverse effect on the Company. Accordingly, no provision has been made in these consolidated financial statements for losses, if any, which might result from the ultimate disposition of these matters should they arise.

18. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Fair Value Measurements

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
December 31, 2024				
Investment securities	$ 11,880	$ —	$ —	$ 11,880
Total assets	$ 11,880	$ —	$ —	$ 11,880
Derivative liability	$ —	$ —	$ (621)	$ (621)
Total liabilities	$ —	$ —	$ (621)	$ (621)
December 31, 2023				
Derivative liability	$ —	$ —	$ (119)	$ (119)
	$ —	$ —	$ (119)	$ (119)

During the period included in these financial statements, there were no transfers of amounts between levels. For fair value measurements of assets and liabilities that are done on a non-recurring basis, refer to Note 20.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 3 financial instruments:

Financial asset/financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Derivative liability	Market approach	Conversion Period	Increase or decrease in conversion period will result in an increase or decrease in fair value.

The carrying amounts of accounts receivable, other current assets, accounts payable and other current liabilities, current portion of long-term debt and lease liability as of December 31, 2024 and 2023 approximate their fair values because of the short-term nature of these items and are not included in the table above. The Company's long-term debt and lease liabilities approximate fair value due to the market rate of interest used on initial recognition.

In addition to the disclosures for assets and liabilities required to be measured at fair value at the balance sheet date, companies are required to disclose the estimated fair values of all financial instruments, even if they are not presented at their fair value on the consolidated balance sheet. The fair values of financial instruments are estimates based upon market conditions and perceived risks as of December 31, 2024 and 2023. These estimates require management's judgment and may not be indicative of the future fair values of the assets and liabilities.

Financial assets and liabilities for which the carrying values approximate their fair values include cash and cash equivalents, accounts receivable included within prepaid expenses and other assets, and other payables. Generally, these assets and liabilities are short term in duration and their carrying value approximates fair value on the consolidated balance sheets.

19. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consist of the following:

	Goodwill	Licenses	Trademarks	Customer Relationships	Total
Cost					
As of December 31, 2023	$ —	$ 129,755	$ 24,881	$ 15,263	$ 169,899
Impairment	—	(1,029)	(1,071)	—	(2,100)
Sale	—	(2,517)	—	—	(2,517)
Available for sale	—	(16,236)	—	—	(16,236)
As of December 31, 2024	$ —	$ 109,973	$ 23,810	$ 15,263	$ 149,046

	Goodwill		Licenses		Trademarks		Customer Relationships		Total
Accumulated Amortization									
As of December 31, 2023	$	—	$	(59,158)	$	(20,565)	$	(13,409)	$ (93,132)
Sale		—		965		—		—	965
Available for sale		—		5,773		—		—	5,773
Amortization		—		(9,366)		(1,621)		(416)	(11,403)
As of December 31, 2024	$	—	$	(61,786)	$	(22,186)	$	(13,825)	$ (97,797)

	Goodwill		Licenses		Trademarks		Customer Relationships		Total
Cost									
As of December 31, 2022	$	19,274	$	156,911	$	45,936	$	16,944	$ 239,065
Impairment		(19,274)		(23,512)		(21,055)		(1,681)	(65,522)
Disposals		—		(3,644)		—		—	(3,644)
As of December 31, 2023	$	—	$	129,755	$	24,881	$	15,263	$ 169,899

	Goodwill		Licenses		Trademarks		Customer Relationships		Total
Accumulated Amortization									
As of December 31, 2022	$	—	$	(46,306)	$	(15,601)	$	(12,619)	$ (74,526)
Amortization		—		(12,852)		(4,964)		(790)	(18,606)
As of December 31, 2023	$	—	$	(59,158)	$	(20,565)	$	(13,409)	$ (93,132)

The carrying value of goodwill in each reporting unit is indicative of the expected growth and development of the business. In the fourth quarter of fiscal 2024, the Company identified qualitative indicators of impairment as a result of a strategic reassessment of its business, including an evaluation of current operations and its future growth outlook due to changing consumer trends within certain markets. The decision to reduce the long-term growth outlook resulted in a downward adjustment of the future financial forecasts for the Company's California and Colorado businesses, which indicated that impairment of the goodwill asset was a more-likely-than-not outcome.

The following table outlines the key assumptions used in calculating the recoverable amount for each Reporting Unit used in the impairment analysis performed during the fourth quarter of 2024:

	Goodwill impairment testing	
	Colorado	California
Significant estimates used by management		
Years of cash flows before terminal value	5 Years	5 Years
Discount rate	14%	14%
Terminal value multiple / rate	2%	2%

The recoverable amount of the reporting unit to which goodwill is allocated and the asset group to which intangibles are allocated were determined based on fair value using Level 3 inputs in a discounted cash flow analysis. Management performed the impairment test on the Colorado and California asset groups for the definite lived assets impairment. The Company determined that the Colorado reporting units were not impaired. The significant assumptions applied in the determination of the recoverable amount are described below:

i. Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by sales volumes, selling prices and operating costs. The forecasts are extended to a total of five years (and a terminal year thereafter);

ii. Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;

iii. Corporate overhead allocation and the eventual reappeal of Schedule 208E.

iv. Post-tax discount rate: The post-tax discount rate is reflective of the reporting unit's Weighted Average Cost of Capital ("WACC"). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and

v. Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

There was indication of impairment in the Company's California Reporting Unit and $2,100 recorded as impairment of its intangible assets.

The Company separately performed sensitivity analyses to evaluate the changes in the fair value of goodwill and intangibles that would result from changes in certain assumptions, including cash flows and discount rate.

- The Company performed the aforementioned sensitivity analyses as follows:

  ◦ If revenues for all years were to decrease 10%

  ◦ If EBITDA is reduced by 5% each year

  ◦ If the discount rate changes +2 and +5%

- In addition, the Company ran a sensitivity on the terminal value multiple as well:

  ◦ If the terminal value multiple is reduced -2 and -5%

These changes would result in material adjustments to the goodwill and intangible amounts for Colorado in these scenarios.

Impairment – 2023

In the fourth quarter of fiscal 2023, the Company identified qualitative indicators of impairment as a result of a strategic reassessment of its business, including an evaluation of current operations and its future growth outlook due to changing consumer trends within certain markets. This resulted in a downward adjustment of the future financial forecasts for the Company's Colorado and California businesses, which indicated that impairment of the goodwill asset was a more-likely-than-not outcome.

The recoverable amount of the reporting unit to which goodwill is allocated and the asset group to which intangibles are allocated were determined based on fair value using Level 3 inputs in a discounted cash flow analysis. Management tested the Colorado and California asset groups for the definite lived assets impairment. Where applicable, the Company uses its market capitalization and comparative market multiples to corroborate discounted cash flow results.

The following table outlines the key assumptions used in calculating the recoverable amount for each Reporting Unit used in the impairment analysis during the fourth quarter:

	Goodwill impairment testing	
	Colorado	California
Significant estimates used by management		
Years of cash flows before terminal value	5	5
Discount rate	17.00%	17.0%
Terminal value multiple / rate	3.0%	3.0%

The impairment assessment process for 2023 covered the Colorado and California Reporting Units, with no difference in estimates used in 2022.

The below table summarizes the estimated aggregate amortization expense expected to be recognized on the intangible assets:

Selling, general and administrative expenses included the following:

	Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Goodwill impairment	$ —	$ 19,274	$ 170,642
Amortization expenses	11,403	18,606	44,530

Future estimated amortization expense:		Amount
2025	$	9,534
2026		8,449
2027		8,178
2028		7,973
2029		7,768
2029 and thereafter		9,347
Total	$	51,249

The Company will continue to monitor the impact of the goodwill associated with this reporting unit, and should it suffer additional declines in actual or forecasted financial results, the risk of goodwill impairment would increase.

20. NET ASSETS HELD FOR SALE

During 2023, the Company committed to a plan to sell its Utah operations. Accordingly, certain of the assets and liabilities held by the Company's Utah subsidiary were presented as a disposal group held for sale on the consolidated balance sheet as of December 31, 2023. The sale of the Utah assets was completed on March 7, 2024.

During 2023, in conjunction with the proposed transaction with Cresco Labs, the Company committed to a plan to sell parts of its operations in Florida, Illinois, Massachusetts, Ohio and New York. The divestiture of the Assets was required for Cresco to close its previously announced acquisition of the Company. On November 4, 2022 the Company and Cresco jointly announced the signing of definitive agreements to divest certain New York, Illinois, and Massachusetts assets to an entity owned and controlled by Sean "Diddy" Combs (the "Combs Transaction"). Accordingly, certain of the Company's long-lived assets and liabilities held in these three markets were presented as a disposal group held for sale on the consolidated balance sheet as of December 31, 2022. As a result of the termination of the proposed transaction with Cresco Labs, and termination of the proposed Combs Transaction, it was determined that the assets and liabilities in these three markets should no longer be classified as assets and liabilities held for sale.

On August 22, 2024, the Company entered into definitive agreement, subject to closing conditions, to dispose, of its Florida Lakeland Facility which are comprised of one cultivation / manufacturing facility. The Florida Lakeland Facility is being divested for gross proceeds of $11.4 million in cash.

On October 1, 2024, the Company entered into a definitive agreement, subject to closing conditions, to dispose of a vertically-integrated Florida paper license for gross proceeds of $7.5 million cash.

The planned disposals as of December 31, 2024 did not represent a strategic shift of the Company that had or will have a major effect on the Company's operations and financial results. Accordingly, the operations were not segregated and were presented as continuing operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024 and 2023. The disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	December 31, 2024		December 31, 2023	
Cash	$	239	$	—
Accounts receivable		34		—
Inventory		364		—
Prepaid expenses and other current assets		381		1,223
Property, plant and equipment		9,516		414
Right-of-use assets		2,364		115
Right of use assets - finance leases, net		102		—
Intangible assets, net		4,778		—
Assets held for sale	$	**17,778**	$	**1,752**
Accounts payable and other liabilities		(104)		(1,161)
Lease liabilities		(2,552)		(114)
Liabilities held for sale	$	**(2,656)**	$	**(1,275)**

The non-recurring fair value measurement for the disposal group has been categorized as a Level 3 fair value utilizing Level 3 inputs and using a market approach, based on available data for transactions in the region and discussions with potential acquirers.

The changes in assets and liabilities held for sale are as follows as of December 31, 2024 and 2023:

Assets held for Sale	Held for Sale Entities
Balance at December 31, 2022	$ 29,089
Transferred in/(out)	(27,337)
Balance at December 31, 2023	1,752
Transferred in/(out)	16,026
Balance at December 31, 2024	$ 17,778

Liabilities associated with assets held for sale	Held for Sale Entities
Balance at December 31, 2022	$ 20,179
Transferred in/(out)	(18,904)
Balance at December 31, 2023	1,275
Transferred in/(out)	1,381
Balance at December 31, 2024	$ 2,656

21. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Details of the Company's accrued expenses and other current liabilities are summarized in the table below:

	December 31, 2024	December 31, 2023
Taxes - property and other	$ 4,912	$ 12,067
Other accrued expenses	13,477	26,323
Payroll liabilities	10,709	13,260
Other current liabilities	3,741	7,009
Accrued expenses and other current liabilities	$ 32,839	$ 58,659

22. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Details of the Company's selling, general and administrative expenses are summarized in the table below:

	Year ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Salaries and benefits	$ 79,723	$ 89,794	$ 125,702
Professional fees	10,862	13,290	19,208
Depreciation and amortization	24,897	35,358	59,470
Operating facilities costs	42,329	41,759	42,631
Operating office and general expenses	23,898	10,612	9,879
Advertising and promotion	3,945	5,894	14,173
Other fees and expenses	2,694	2,884	6,267
Total selling, general and administrative expenses	$ 188,348	$ 199,591	$ 277,330

23.   OTHER EXPENSE (INCOME), NET

Details of the Company's other expense (income), net is summarized in the table below:

		Year ended	
	December 31, 2024	December 31, 2023	December 31, 2022
Change in fair value of the derivative liability	$ 502	$ (116)	$ (6,560)
Change in fair value of the investment in Verano	25,406	—	—
(Gain) on remeasurement of contingent consideration	(1,108)	—	(37,362)
(Gain) loss on disposal group	(52,355)	6,122	—
Loss on held-for-sale disposal group	22,191	—	—
Earnout adjustment	—	—	349
Loss on Restructuring	5,674	5,396	3,089
Other (income) expense, net	(1,997)	(188)	6,605
Rental income	(214)	(2,421)	(3,564)
Total other expense (income), net	$ (1,901)	$ 8,793	$ (37,443)

24. NON-CONTROLLING INTERESTS

The non-controlling interests of the Company for each affiliate before intercompany elimination are summarized in the tables below:

	Venture Forth	Columbia Care Arizona-Tempe	Columbia Care Delaware	Columbia Care Puerto Rico	Columbia Care Maryland	Columbia Care Eastern Virginia	Columbia Care International HoldCo	Columbia Care New Jersey	Access Bryant	Columbia Care Ohio	Columbia Care Missouri	Other	Green Leaf Medical Inc.	Total
Summarized balance sheet							**December 31, 2024**							
Current assets	$ 449	$ —	$ 4,119	$ 590	$ 660	$ —	$ —	$ 22,404	$ 315	$ 14,451	$ —	$ 9	$ 70,727	$ 113,724
Current liabilities	—	—	(1,946)	(61)	(1,092)	—	—	(7,219)	(2,590)	(1,154)	—	(6)	$ (13,820)	(27,888)
Current net assets (liabilities)	449	—	2,173	529	(432)	—	—	15,185	(2,275)	13,297	—	3	56,907	85,836
Non-current assets	$ —	$ —	$ 7,622	$ —	$ 521	$ —	$ 5,125	$ 51,935	$ 1,025	$ 22,031	$ —	$ —	$ —	88,259
Non-current liabilities	—	—	(8,627)	(10,973)	(3,957)	—	—	(48,078)	(1,225)	(37,156)	—	—	$ (46,070)	(156,086)
Non-current net assets (liabilities)	—	—	(1,005)	(10,973)	(3,436)	—	5,125	3,857	(200)	(15,125)	—	—	(46,070)	(67,827)
Accumulated NCI	$ —	$ —	$ —	$ —	$ (157)	$ —	$ —	$ 1,411	$ (2,364)	$ —	$ —	$ 3	$ (258)	$ (1,365)

	Venture Forth	Columbia Care Arizona-Tempe	Columbia Care Delaware	Columbia Care Puerto Rico	Columbia Care Maryland	Columbia Care Eastern Virginia	Columbia Care International HoldCo	Columbia Care New Jersey	Access Bryant	Columbia Care Ohio	Columbia Care Missouri	Other	Green Leaf Medical Inc.	Total
Summarized balance sheet							**December 31, 2023**							
Current assets	$ 1,206	$ 2,731	$ 3,208	$ 590	$ 316	$ 10,214	$ 7	$ 18,714	$ 268	$ 12,977	$ —	$ 9	$ 30,503	$ 80,743
Current liabilities	(2,408)	(50)	(1,076)	(63)	(982)	(9,259)	—	(7,581)	(1,532)	(1,014)	—	(5)	(21,089)	(45,059)
Current net assets (liabilities)	(1,202)	2,681	2,132	527	(666)	955	7	11,133	(1,264)	11,963	—	4	9,414	35,684
Non-current assets	515	996	8,295	—	653	31,663	5,118	52,263	1,569	24,083	—	—	2,024	127,179
Non-current liabilities	(19,041)	(1,707)	(9,555)	(10,973)	(3,650)	(18,383)	(1)	(53,131)	(1,333)	(41,955)	—	4	(3,851)	(163,576)
Non-current net assets (liabilities)	(18,526)	(711)	(1,260)	(10,973)	(2,997)	13,280	5,117	(868)	236	(17,872)	—	4	(1,827)	(36,397)
Accumulated NCI	$ —	$ 256	$ —	$ —	$ (149)	$ (228)	$ —	$ 797	$ (1,642)	$ —	$ —	$ 3	$ (557)	$ (1,520)

The net change in the non-controlling interests is summarized in the table below:

	Venture Forth	Columbia Care Arizona-Tempe	Columbia Care Delaware	Columbia Care Puerto Rico	Columbia Care Maryland	Columbia Care Florida	Columbia Care Eastern Virginia	Columbia Care International HoldCo	Columbia Care New Jersey	Access Bryant	Leafy Greens	Columbia Care Ohio	Columbia Care Missouri	Green Leaf Medical Inc.	Other	Total
Balance, December 31, 2021	$(19,114)	$ 283	$ —	$ —	$ (80)	$ —	$ (105)	$ —	$ (277)	$ (50)	$ —	$ 1	$ (1,360)	$ 129	$ 5	$(20,568)
Net income (loss) attributable to NCI	(550)	8	0	—	(37)	0	270	—	302	(826)	—	—	(3,574)	(1,048)	(21)	(5,476)
Other adjustments	19,664	—	—	—	—	—	—	—	—	—	—	(1)	—	—	—	19,663
Balance, December 31, 2022	$ —	$ 291	$ —	$ —	$ (117)	$ —	$ 165	$ —	$ 25	$ (876)	$ —	$ —	$ (4,934)	$ (919)	$ (16)	$ (6,381)
Net income (loss) attributable to NCI	—	10	—	—	(26)	—	873	—	772	(766)	—	—	—	562	—	1,425
Other adjustments	—	(45)	—	—	(6)	—	(1,266)	—	—	—	—	—	4,934	(200)	19	$ 3,436
Balance, December 31, 2023	$ —	$ 256	$ —	$ —	$ (149)	$ —	$ (228)	$ —	$ 797	$(1,642)	$ —	$ —	$ —	$ (557)	$ 3	$ (1,520)
Net income (loss) attributable to NCI	-	10	-	-	(8)	-	567	-	614	(723)	-	-	—	300	—	760
Other adjustments	-	(266)	-	-	—	-	(339)	-	-	—	-	-	—	—	—	(605)
Balance, December 31, 2024	$ —	$ —	$ —	$ —	$ (157)	$ —	$ —	$ —	$ 1,411	$(2,365)	$ —	$ —	$ —	$ (257)	$ 3	$ (1,365)

*   Represents non-controlling interests acquired as a result of the Green Leaf Transaction.

During the year ended December 31, 2022, VentureForth Holdings, LLC, a consolidated subsidiary which previously had a management services agreement with the company, was acquired by merger. The Company issued 18,755,082 common shares and issued approximately $26,000,000 to buy out the non-controlling interest in VentureForth LLC and resolve any litigation relating to VentureForth LLC.

25.   DIVESTITURES

Utah Business Divestiture

On October 6, 2023, the Company entered into a definitive agreement, subject to closing conditions, to dispose of its Utah operations (the "Utah Business") which are considered non-core and comprised of one dispensary and one cultivation facility. The Utah Business was divested for gross proceeds of approximately $6.5 million, with approximately $3.9 million due on closing of the transaction, and a $2.6 million Seller note payable to the Company not later than July 2025. The sale of the Utah assets was completed on March 7, 2024.

Arizona Divestiture

On July 29, 2024, the Company entered into definitive agreements, subject to closing conditions, to dispose of its Arizona operations (the "Arizona Business") which are comprised of two dispensaries and one cultivation / manufacturing facility. The Arizona Business is being divested for gross proceeds of $15 million, with approximately all $15 million which was received on signing of the definitive agreement.

Eastern Virginia Divestiture

On July 29, 2024, the Company entered into a definitive agreement, subject to closing conditions, to dispose of a portion of its Virginia operations (the "East Virginia Business") which are comprised of six dispensaries and one cultivation / manufacturing facility. The East Virginia Business is being divested for gross proceeds of $90 million, consisting of approximately $20 million in cash, $40 million of equity in the Buyer, Verano Holdings Corp., due on closing of the transaction, and a $30 million seller note payable to the Company over a 14 month period.

Florida Business Divestiture

On August 21,2024 and August 22, 2024, the Company entered into definitive agreements, subject to closing conditions, to dispose, of its Florida operations (the "Florida Business") which are comprised of fourteen dispensaries and three cultivation / manufacturing facility.

The Florida Business is being divested for gross proceeds of $16.4 million, consisting of approximately $14.4 million in cash, and $2 million of promissory note payable to the Company over a one year period.

On October 1, 2024, the Company entered into a definitive agreement, subject to closing conditions, to dispose of a vertically-integrated Florida paper license for gross proceeds of $7.5 million cash. On completion of this transaction and the divestitures of the Florida Business and the Lakeland Business, the Company will have exited its entire Florida operations.

Further to the previous announcements and Note 17 above, effective November 6, 2024 the Company closed one of its Florida transactions, covering 14 retail locations and 2 cultivation facilities for gross proceeds of $5 million, $2 million of which will be in a promissory note.

Missouri Business Divestiture

On March 13, 2023, a definitive agreement was signed to sell the Missouri Business, which is considered non-core, and the Company no longer operated the Missouri Business as of that date. The assets of the Missouri Business are comprised of one dispensary and one processing facility and are being divested for gross proceeds of approximately $7 million.

As of December 31, 2024, no assets or liabilities of the disposed-of business remained on our consolidated balance sheets.

The table below summarizes the operating results of the divested businesses for the years ended December 31, 2024, December 31, 2023, and December 31, 2022:

			Year ended			
		2024		2023		2022
Arizona						
Revenue	$	13,540	$	22,133	$	23,893
Expense		14,064		24,602		30,604
District of Columbia						
Revenue		1,131		1,447		1,371
Expense		1,999		1,918		2,398
Eastern Virginia						
Revenue		29,809		39,604		20,861
Expense		17,426		25,643		16,538
Florida						
Revenue		16,522		26,946		31,249
Expense		33,876		45,801		55,143
Utah						
Revenue		943		5,231		5,200
Expense		822		4,810		5,457
Missouri						
Revenue		—		221		587
Expense		—		2,694		3,757
Venture Forth						
Revenue		1,758		4,298		4,729
Expense		4,145		5,687		6,441
Total						
Revenue		63,703		99,880		87,890
Expense	$	72,332	$	111,155	$	120,338

26. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2024 through the filing of these audited annual financial statements. Certain subsequent events noted in these audited annual financial statements include the following:

- On January 15, 2025, the Company completed the sale of a non-operating facility in DE for gross proceeds of $3.4 million, and fully settled the outstanding mortgage on the property of $1.8 million

- On February 27, 2025, the Company entered into a support agreement (the "**Support Agreement**") with certain holders (the "**Supporting Noteholders**") representing approximately 61% of the aggregate principal amount of issued Senior Notes (as defined below) regarding the exchange of their Senior Notes for new notes having a later maturity date and additional covenants, all as described herein (the "**2025 Debt Transaction**"). The Senior Notes consist of: (i) the six percent (6.0%) Senior Secured Convertible Notes due June 29, 2025 for an aggregate amount of US$59.5 million (the "**2025 Notes**"); (ii) the nine and one half percent (9.5%) Senior Secured First-Lien Notes due February 3, 2026 for an aggregate amount of US$185 million (the "**2026 Notes**"); and (iii) the nine percent (9.0%) Senior Secured Convertible Notes due March 19, 2027 for an aggregate amount of US$25.55 million (the "**2027 Notes**", and together with the 2025 Notes and the 2026 Notes, the "**Senior Notes**"). Under the terms of the 2025 Debt Transaction, among other provisions, the holders of the 2025 Notes and the 2026 Notes will exchange their Senior Notes for an equal principal amount of 9.25% senior secured notes due December 31, 2028 (subject to two six-month extension options available to the Company upon payment of a 0.50% fee, payable in cash) (the "**New Senior Notes**") and the holders of the 2027 Notes will be given the right to elect to receive either (i) an equal principal amount of New Senior Notes or (ii) an equal principal amount of newly issued 9.0% convertible notes, which will have the same conversion price as the existing 2027 Notes but will have the same extended maturity date as the New Senior Notes (the "**New Convertible Notes**", and together with the New Senior Notes, the "**New Notes**").



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 000-56294

THE CANNABIST

COMPANY

THE CANNABIST COMPANY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

British Columbia		**98-1488978**
(State or other jurisdiction of incorporation or organization)		**(I.R.S. employer identification no.)**

321 Billerica Rd., Suite 204
Chelmsford, Massachusetts 1824
(Address of principal executive offices and zip code)
(978) 910-1486
(Registrant's telephone number, including area code)

680 Fifth Ave., 24th Floor
New York, New York
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Securities registered pursuant to Section 12(g) of the Act:
Common Shares
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐		Smaller reporting company	☐
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.[1]   Yes ☐   No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).[1]   Yes ☐   No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

(1)   Not applicable.

Aggregate market value of the registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a common share of the registrant on December 31, 2024 as reported on the Cboe (Canada) Exchange on that date: USD$30,741,440.

As of April 28, 2025, there were 472,417,036 common shares, no par value (the "**Common Shares**"), of the registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Explanatory Note

This Amendment No. 1 on Form 10-K/A (the "Amendment") amends the Annual Report on Form 10-K (the "Form 10-K") of The Cannabist Company Holdings Inc. (the "Company") for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission (the "SEC") on March 17, 2025. The Company is filing this Amendment to amend Part III of the Form 10-K, to correct a typographical error in the Report of Independent Registered Public Accounting Firm of Davidson & Company LLP (the "Davidson Audit Report") and to amend Part II, Item 5 solely to include the performance graph .

The original Davidson Audit Report inadvertently referenced New York, USA instead of Vancouver, Canada. Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have repeated the entire text of Item 8 of the Form 10-K in this Amendment. However, there have been no changes to the text of such item other than the location referenced in the Davidson Audit Report. The consent of Davidson & Company LLP is filed as an exhibit to this Amendment.

Part III of the Form 10-K is amended to include the information required by and not included in Items 10, 11, 12, 13, 14 of Part III of the Form 10-K because the Company does not intend to file its definitive proxy statement within 120 days after the end of the fiscal year covered by the Form 10-K.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment also contains new certifications by the principal executive officer and the principal financial officer as required by Section 302 of the Sarbanes-Oxley Act of 2002. Accordingly, Item 15(a)(3) of Part IV is amended to include the currently dated certifications as exhibits.

Except as described above, no other changes have been made to the Form 10-K. The Form 10-K continues to speak as of the date of the Form 10-K, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Form 10-K other than as expressly indicated in this Amendment.

THE CANNABIST COMPANY HOLDINGS INC.
TABLE OF CONTENTS

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading Price and Volume

The Company's common shares are listed on the Cboe Canada (the "**Cboe**") under the symbol "CBST" and are quoted on the OTCQX Best Market (the "**OTCQX**") under the symbol "CBSTF" and on the Frankfurt Stock Exchange under the symbol "3LP".

Performance Graph Comparison Of Five-Year Cumulative Total Return

This graph compares the cumulative total shareholder return on our common shares for over the last five years with the cumulative return of the S&P 500 (SPX) and the Horizons Marijuana Life Sciences Index ETF over the same period .



Shareholders

As of December 31, 2024, there are 419 holders of record of our common shares.

Dividends

The Company has not declared cash dividends on the common shares in the past. The Company currently intends to reinvest all future earnings to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the common shares in the foreseeable future. Any future determination to pay distributions will be at the discretion of the Board and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restrictions on the payment of distributions and any other factors that the Board deems relevant. The Company is not bound or limited in any way to pay dividends in the event that the Board determines that a dividend is in the best interest of its shareholders.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the securities of the Company, other than Canadian withholding tax. See "*Certain Canadian Federal Income Tax Considerations for Non-Residents of Canada*," below.

Certain Canadian Federal Income Tax Considerations for Non-Residents of Canada

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the *Income Tax Act* (Canada) and the regulations promulgated thereunder (the "**Tax Act**") to a holder who acquires, as beneficial owner, our Common Shares, and who, for purposes of the Tax Act and at all relevant times: (i) holds the Common Shares as capital property; (ii) deals at arm's length with, and is not affiliated with, us; (iii) is not, and is not deemed to be resident in Canada; and (iv) does not use or hold and will not be deemed to use or hold, our Common Shares in a business carried on in Canada (a "**Non-Resident Holder**"). Generally, our Common Shares will be considered to be capital property to a Non-Resident Holder provided the Non-Resident Holder does not hold our Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an authorized foreign bank (as defined in the Tax Act). **Such Non-Resident Holders should seek advice from their own tax advisors**.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals, or the Proposed Amendments, to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and management's understanding of the current administrative policies and practices of the Canada Revenue Agency (the "**CRA**") published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies or practices, whether by legislative, governmental, or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

Non-Resident Holders should consult their own tax advisors with respect to an investment in our Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our Common Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our Common Shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding, or disposition of our Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Disposition of Common Shares

A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share, unless the Common Share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are listed on a "designated stock exchange," as defined in the Tax Act at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property. Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. **A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.**

Receipt of Dividends

Dividends received or deemed to be received by a Non-Resident Holder on our Common Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder's country of residence. For example, under the Treaty, the rate is generally reduced to 15% where the Non-Resident Holder beneficially owns such dividends and is a resident of the United States for the purposes of, and is fully entitled to the benefits of, the Treaty.

Recent Sales of Unregistered Securities

There have been no securities sold by the Company for the period covered by this Annual Report on Form 10-K which were not registered under the Securities Act. Included are new issues, securities issued upon conversion from other share classes, and securities issued in exchange for property, services, or other securities.

Issuer Purchases of Equity Securities

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial information required by Item 8 is located beginning on page F-1 of this report.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company as of April 28, 2025 and their respective positions.

Name	Age	Position
Michael Abbott	61	Chairman and Director
Frank Savage	86	Director
James A.C. Kennedy	71	Director
Jonathan P. May	58	Lead Independent Director
Jeff Clarke	63	Director
Alison Worthington	60	Director
Julie Hill	78	Director
Dr. Rosemary Mazanet	69	Director
David Hart	48	Chief Executive Officer and Director
Derek Watson	54	Chief Financial Officer
Jesse Channon	40	President
Bryan Olson	51	Chief Human Resources Officer
David Sirolly	50	Chief Legal Officer and General Counsel

Director and Executive Officer Biographies

Michael Abbott, Chairman and Director

Michael Abbott co-founded Cannabist Company in 2012 and served as Executive Director and Chairman until 2023 when he became non-Executive Director and Chairman. Mr. Abbott joined Swiss Bank Corporation in 1990 as an Associate in Equity Capital Markets and was transferred to the Bank's Chicago branch in 1993 to work with SBC O'Connor. In 1996, Mr. Abbott joined Goldman Sachs as a Vice President in the Convertible Trading and Sales Department and later led its Structured Product Trading and Origination Group. Mr. Abbott co-founded the foreign exchange trading hedge fund, Elysium Capital, in 2002. In 2006, he became Chief Executive Officer and head of the investment committee of Robeco Sage, a multibillion-dollar fund of hedge funds. He was also appointed Chief Investment Officer of the Cornell University endowment in 2010. In 2012, he became a Managing Director at the Raptor Group, a single family office based out of Boston and New York City. Mr. Abbott started his professional career in 1983 as a London police officer. Mr. Abbott has served as a director of Target Global Acquisition I Corp. (Nasdaq: TGAAU), a special purpose acquisition company, since 2021. He is also currently a director of GBM Securities, a UK-based broker dealer. Mr. Abbott matriculated at King's College London's School of Law, graduating in 1990 with a Bachelor of Laws degree. He previously served on the Advisory Counsel of King's College London Business School and now serves as Chair of the Advisory Counsel of King's College London Law School. He was conferred a Fellowship of King's College, London in December 2020.

Frank Savage, Director

Frank Savage served as the Managing Partner of Savage Holdings, LLC, a global financial services company and has previously held senior positions at Citibank, Equitable Life Assurance Corp. (now AXA Inc.) and Alliance Capital Management International as its Chairman. He served on the board of directors of Bloomberg L.P., and served on the boards of a number of corporations and non-profit organizations, including Lockheed Martin, Inc. and Qualcomm Inc. Mr. Savage earned a Bachelor of Arts degree from Howard University, a Master of Arts degree from the Johns Hopkins Nitze School of Advanced International Studies, and was the recipient of an Honorary Doctorate of Humane Letters from Hofstra University and an honorary Doctor of Humanities degree from Howard University. He serves as Chair Emeritus of Howard University and Trustee Emeritus of The Johns Hopkins University.

James A.C. Kennedy, Director

In December 2015, James A.C. Kennedy resigned from his role as President and Chief Executive Officer of T. Rowe Price Group, a global investment management organization, serving institutions and individuals around the world and retired from T. Rowe Price in March 2016. Mr. Kennedy spent 38 years with T. Rowe Price, including nine years as CEO, during which time the firm's assets more than doubled to $763 billion. Previously Mr. Kennedy served as an investment analyst, as Director of Research, and as Head of Equities at the firm. Mr. Kennedy also served on the Board of T. Rowe Price for 20 years. Prior to earning his MBA at Stanford University, Mr. Kennedy participated in the Financial Management training program at General Electric. Mr. Kennedy previously served on the board of United Airlines Holdings, Inc., from 2016 to 2024.

Jonathan P. May, Lead Independent Director

Jonathan May has served as Co-Founder and Managing Director of Floresta Ventures, LLC since March 2016. Floresta invests, owns and operates restaurant and retail concepts. He is also a co-founder and managing director of Floresta Partners, LLC, a consulting firm focusing on growing multi-unit restaurant and retail concepts. Prior to forming Floresta, Mr. May was Executive Director of Natural Capital Partners Holdings LLC. NCPH works with corporations to measure their environmental impact and deliver solutions for positive impact on carbon, renewable energy, water, biodiversity and communities. Previously Mr. May was a founder and Managing Director of Catalytic Capital LLC, a private equity firm focused on growing retail and consumer branded companies. Before co-founding Catalytic Capital, Mr. May was Senior Vice President of Corporate Development for Triarc Companies, Inc. where he was responsible for merger identification and execution, corporate finance, and strategic planning. Mr. May also served as Chief Executive Officer of Arby's, Inc., where he managed the growth of 3,400 restaurants comprising $2.5 billion of global system-wide sales. Mr. May held a variety of strategic and operating roles at Arby's before becoming CEO. Mr. May was the Lead Independent Director of INDUS Realty Trust, Inc., a publicly traded real estate company until it was sold in 2023. He is also a Director of Bridgewater Chocolate, LLC, a private chocolate manufacturer and retailer. Mr. May formerly was a board member of Sneaker Villa and Marketwatch.com.

Jeff Clarke, Director

Jeff Clarke is the Chief Executive Officer of Insurity, Inc, a private company in the software and services industry. Mr. Clarke also serves as Executive Chairman of Doxim, Inc. a private company in the printing industry where he previously served as interim Chief Executive Officer. Prior to this, Mr. Clarke served as Executive Chairman and interim Chief Executive Officer of FTD, LLC, a private company in the online florist industry. Prior to this, Mr. Clarke served as Chief Executive Officer of Eastman Kodak Company, Chief Executive Officer of Travelport, Inc, Chief Executive Officer of CA Software, Executive Vice President of Hewlett Packard Company and Chief Financial Officer of Compaq Computer. Mr. Clarke currently serves as a member of the board of directors of Co-Pilot IQ, a private company, Ellipsis Health, a private company, Target Global, Inc, a special purpose acquisition company (NASDAQ:TGAAF) and Travelport, Inc., a private company. Mr. Clarke has formally served on several public company boards of directors including Autodesk, Compuware, Emerge Technology Acquisition Company, Mondee, Inc. Orbitz Worldwide, Red Hat and UTStarcom. He earned his MBA from Northeastern University and now serves as a Northeastern University Trustee.

Alison Worthington, Director

Alison Worthington is an innovative Chief Marketing Officer and Board Director with nearly three decades of experience transforming brands, product portfolios and P&Ls to deliver growth and ROI. Ms. Worthington has held multiple senior level operating roles at Coca-Cola, Starbucks, Microsoft, Method and Lyra Health. A founder of Worthington Growth Partners, she advises executive teams and investors of high growth tech, consumer, life sciences and health care companies like GoPro, Ancestry and HealthJoy to accelerate their vision. An active board member, Ms. Worthington previously helped reposition Generate Life Sciences for a successful sale to Cooper Companies. She earned an MBA from the Harvard Graduate School of Business Administration and an AB in Economics from Smith College.

Julie Hill, Director

Julie Hill has spent more than two decades serving on a range of private and public corporate boards of directors. Most recently, Ms. Hill was a member of the board of directors of Anthem, a Fortune 50 company and the largest U.S. health insurance company by member. She was a member of the board of trustees of Lord Abbett, a $225 billion New Jersey-based mutual fund management firm, from 2003 to 2023. She was also previously on the board of Lend Lease, based in Sydney, Australia, a $9 billion international construction, development, investment and management firm, publicly traded on the Australian exchange, and Holcim (U.S.), the U.S. operation of a Swiss company, as well as several other public corporate boards. Prior to her last 20 years serving on boards of directors, she founded and ran multiple companies, mostly in the real estate investment and development industry, and was a senior executive at numerous publicly traded companies, including Mobil Land, a division of Mobil Oil, and UK-based Costain Group. Ms. Hill is currently Chair of the Board of Trustees of the University of California at Irvine (UCI), and is a board member of Leaders' Quest, and the Alliance for SoCal Innovation. She is a member of the International Women's Forum and Los Angeles Trusteeship, and is a prior member of the Women's Leadership Board of the Kennedy School of Government at Harvard. She earned a Bachelor of Arts degree in English from UCLA, and a master's degree in marketing from the University of Georgia.

Dr. Rosemary Mazanet, Director

Rosemary Mazanet began advising the Company in 2013 and then joined its Scientific Advisory Board as its Chair in 2015 before becoming the Company's Chief Scientific Officer in 2017. In September 2023, Dr. Mazanet transitioned from Chief Scientific Officer to a director of the Company. Since 2013, she has played an integral role of developing groundbreaking form factors specifically for palliative care, such as pressed tablets. She also oversaw the creation of the seminal cannabis observational database that has provided analysis used in peer-reviewed journals, such as *JAMA* and the *Journal of Palliative Medicine* and by many of the nation's leading academic and medical institutions such as National Institutes of Health, Columbia University, New York University, Mount Sinai, University of Southern California, and RAND Corporation. Dr. Mazanet began her career in Internal Medicine and Oncology at the Brigham and Women's Hospital and the Dana Farber Cancer Institute before starting at Amgen in the early 1990s as the head of Clinical Research. Following her time at Amgen, she moved into public equity in 1998 when she joined Oracle Partners LLC in New York as a General Partner. Since that time, she has been a presence in public and private equity biotech and specialty pharma investments. Since 2021, Dr. Mazanet has been a director for Oncternal Therapeutics (NASDAQ: ONCT) and is Head of the Nominating & Governance Committee. During 2024, she also previously served as a director at Kairos Pharma Ltd. (NYSE: KAPA). In addition to the Company's Board of Directors, Dr. Mazanet is also an Emeritus Trustee at the University of Pennsylvania School of Medicine and the Co-Chair of the Leonard Davis Institute Executive Advisory Board at The Wharton School of the University of Pennsylvania. Dr. Mazanet graduated magna cum laude from the University of Virginia and completed her graduate work at the University of Pennsylvania Medical School and Harvard Medical School.

David Hart, Chief Executive Officer and Director

David Hart joined The Cannabist Company in 2016 and became Chief Operating Officer in 2018 and Chief Executive Officer in 2024. Mr. Hart joined the board of directors of The Cannabist Company in June 2024. Prior to joining The Cannabist Company, Mr. Hart served as Chief Operating Officer of Abyrx, a venture capital-backed medical device company that developed, manufactured and commercialized a portfolio of intraoperative cross specialty hemostats. Prior to his time at Abyrx, Mr. Hart was Chief Financial Officer and Chief Investment Officer at Alpine Capital, a family investment office for the Ranawat Orthopedic Group at the Hospital for Special Surgery, where he was responsible for capital allocations, direct private investments and all healthcare investments. Mr. Hart was formerly Partner and Head of Healthcare Equity Investments at Apelles Investment Management. Mr. Hart started his career in the financial services industry in the Mergers and Acquisitions groups at Thomas Weisel Partners and Duff & Phelps. Mr. Hart has an MBA from Columbia University and is a graduate of Duke University, where he was a member of the Men's Varsity Golf Team.

Derek Watson, Chief Financial Officer

Derek Watson joined The Cannabist Company in January 2022 as Chief Financial Officer. Prior to joining the Company, Mr. Watson served as the Chief Financial and Commercial Officer at Tastes on the Fly, a private equity-backed national consumer retail company based in California, from September 2018 to January 2022. He has also held Chief Financial Officer roles at two other consumer companies, Starr Restaurants, from April 2016 to March 2018, and Samba Brands, and as Chief Financial Officer and Vice President of Strategic Initiatives at Schindler Elevator, the U.S. subsidiary of Schindler Holding AG (SCHN.SW). Mr. Watson began his career at KPMG where he spent 20 years providing audit and consulting services, including as a Partner and Practice Leader, and served private and Fortune 500 companies across a variety of industries while based in London, Prague, New York, and Philadelphia. He has experience in a range of leadership roles covering strategy, investor relations, information technology, tax, treasury, accounting, FP&A, operational improvement, and risk management. Mr. Watson is a Fellow at the Culinary Institute of America, a Board Member with the Queen Elizabeth Memorial Garden in New York and has served as a Board Advisor to a number of entrepreneurial start-ups. Mr. Watson is a Chartered Accountant with the ICAEW, holds an undergraduate degree in Finance & Accounting from Kingston University, London and an MBA from Columbia University.

Jesse Channon, President

Jesse Channon joined The Cannabist Company in December 2019 as Chief Growth Officer, became Chief Commercial Officer in 2023 and President in 2024. Mr. Channon is an accomplished leader with over a decade of experience in digital marketing, consumer targeting, grassroots campaigns and social media, having advised and worked with some of the largest brands and agencies in the world, including Microsoft, AT&T, Honda, Starbucks, NBC, Red Bull and more. A member of the founding team at PageLever, a Y Combinator-backed company, Mr. Channon oversaw all revenue and partnerships, working with companies such as YouTube, Intel and Toyota to build one of the first real-time applications on Facebook's API and earning certification in the first wave of Preferred Marketing Developers. In 2013, PageLever sold to Unified, a New York City-based Ad Tech company, where Mr. Channon spent six years on the senior management team. After Unified, Mr. Channon served as chief revenue officer for Social Native, a custom content marketplace. He serves on the Entrepreneurship Advisory Board for the Harbert School of Business at Auburn University, the Marketing Board for UJA in New York City and mentors first-time founders of early stage start-ups.

Bryan Olson, Chief Human Resources Officer

Bryan Olson joined The Cannabist Company as Chief Human Capital Officer in 2017. In 2020, Mr. Olson became the Company's Chief People and Administrative Officer. In 2024, Mr. Olson transitioned to Chief Human Resources Officer of the Company, serving in a non-employee consultant capacity. Mr. Olson is also the Chief Administrative Officer of Ceres Coin, LLC (a privately held company) where he is serving in a non-employee consultant capacity. Prior to joining The Cannabist Company, Mr. Olson was the Chief Human Resource Officer for global law firm K&L Gates and previously held senior HR executive positions at Aetna and United Technologies Corporation. Mr. Olson is a former practicing employee benefits and executive compensation attorney at Skadden Arps and started his career at Fidelity Investments.

David Sirolly, Chief Legal Officer and General Counsel

David Sirolly joined The Cannabist Company in 2021 as Chief Legal Officer and General Counsel. Prior to joining The Cannabist Company, Mr. Sirolly served as General Counsel, Corporate and Chief Compliance Officer of Integra LifeSciences Corporation, a publicly-traded global medical technology company, since 2010. Over his 11-year career at Integra, he held a variety of legal and compliance leadership roles which included accountability for corporate governance, securities laws, finance initiatives, healthcare compliance, employment law, litigation as well as legal support for a commercial division and information technology. Prior to Integra, Mr. Sirolly was Assistant General Counsel of ValueClick, Inc. (now Conversant, Inc.), a publicly-traded digital media company. David began his legal career at the international law firm of Hogan & Hartson LLP (now Hogan Lovells) based in Washington DC. At Hogan, he focused on supporting medical device and pharmaceutical manufacturers on complex legal and regulatory matters. Mr. Sirolly also spent several years at a leading regional law firm in Pennsylvania working on civil and administrative litigation. Mr. Sirolly has a JD from the University of Virginia School of Law and a degree in economics from Duke University.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors, executive officers, and persons who own more than 10% of the Company's Common Shares to file initial reports of ownership and changes in ownership of the Company's Common Shares with the SEC. These individuals are required by the regulations of the SEC to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3, 4 and 5 and amendments thereto furnished to the Company during the fiscal year ended December 31, 2024, including those reports that we have filed on behalf of our directors and Section 16 officers, no director, Section 16 officer, beneficial owner of more than 10% of the outstanding common stock of the Company, or any other person subject to Section 16 of the Exchange Act, failed to file with the SEC on a timely basis during the fiscal year ended December 31, 2024, except that due to an administrative error, (i) Nicholas Vita had one late Form 4 filing (constituting one late transaction), (ii) Jesse Channon had one late Form 4 filing (constituting two late transactions) and one late transaction reported on Form 5, (iii) Jeff Clarke had one late Form 4 filing (constituting two late transactions), (iv) David Sirolly had one late transaction reported on Form 5, (v) Derek Watson had one late transaction reported on Form 5, (vi) David Hart had two late transactions reported on Form 5 and (vii) Bryan Olson had two late transactions reported on Form 5.

Code of Ethics

The Board of Directors has adopted a Code of Ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, as well as all other employees and directors. Our Code of Ethics is available on our website at https://investors.cannabistcompany.com/corporate-governance/governance-overview.

Insider Trading Policy

The Company adopted an Insider Trading Policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations. The Insider Trading Policy is filed as Exhibit 19 hereto. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws.

Audit Committee

The Board believes that the composition of the Audit Committee reflects financial literacy and expertise. Currently, all members of the Audit Committee have been determined by the Board to be "independent" and "financially literate" as such terms are defined under the corporate governance rules of the Nasdaq Capital Market ("**Nasdaq**"). The Audit Committee consists of Jeff Clarke, Jonathan P. May and Frank Savage. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Audit Committee. The Board has also determined that all members of the Audit Committee meets the SEC definition of an audit committee financial expert.

ITEM 11. EXECUTIVE COMPENSATION.

Executive Compensation

Summary Compensation Table

The following table sets forth all compensation paid to or earned by the named executive officers (the "**NEOs**") of the Company in the last two fiscal years.

| Name and Principal Position | Year | Salary ($) | Share-Based Awards(4)(5)(6) ($) | Non-equity Incentive Plan Compensation ($) | | Long-term Incentive Plans | |
				Annual Incentive Plans	Long-term Incentive Plans	All Other Compensation(7) ($)	Total Compensation ($)
David Hart	2024	$496,557	$ 644,000	$255,000	$ —	$ 600	$ 1,396,157
CEO and Director (1)	2023	$375,000	$1,145,455	$175,000	$ —	$ 12,200	$ 1,707,655
Jesse Channon	2024	$408,852	$ 364,000	$209,100	$ —	$ —	$ 981,952
President (2)	2023	$347,917	$ 763,636	$162,500	$ —	$ —	$ 1,274,053
Derek Watson	2024	$370,000	$ 280,000	$122,100	$ —	$ 15,573	$ 787,673
CFO							
Nicholas Vita	2024	$ 19,126	$ —	$ —	$ —	$ 1,934,615	$ 1,953,741
Former CEO & Director(3)	2023	$500,000	$ —	$ —	$ —	$ 20,000	$ 520,000

Notes:

(1)   Mr. Hart was promoted to Chief Executive Officer of the Company effective January 15, 2024.

(2)   Mr. Channon was promoted to President of the Company effective January 15, 2024.

(3)   Mr. Vita retired from his position as Chief Executive Officer of the Company effective January 15, 2024 and continued to serve as a member of the Board of Directors until June 25, 2024.

(4)   2024 share-based award values converted to USD based on exchange rate at date of grant of 1 CAD: 0.737542; 2023 share-based award values converted to USD based on exchange rate at date of grant of 1 CAD: 0.743230.

(5)   For 2024, reflects annual share-based awards, specifically 1,495,000 RSUs and 805,000 PSUs granted to Mr. Hart, 845,000 RSUs and 455,000 PSUs granted to Mr. Channon, and 650,000 RSUs and 350,000 PSUs granted to Mr. Watson.

(6)   For 2023, reflects annual share-based awards, specifically 2,727,273 RSUs granted to Mr. Hart, and 1,818,182 RSUs granted to Mr. Channon.

(7)   For 2024, reflects (i) Company 401(k) contribution of $600 for Mr. Hart and $15,573 for Mr. Watson and (ii) cash severance of $1,934,615 to Mr. Vita, which will be payable $80,608.97 per month for 24 months, pursuant to the terms of the Vita Release Agreement (see "Termination and Change of Control Benefits" section for all compensation related terms in connection with Mr. Vita's transition to non-employee director and separation from the Company). For 2023, reflects (i) tax planning reimbursements of $20,000 for Mr. Vita and (ii) Company 401(k) contribution of $12,200 for Mr. Hart.

Outstanding Equity Awards Table

The following table sets forth information concerning the option-based and share-based awards granted to the Company's NEOs that were outstanding as of December 31, 2024.

Name and Principal Position	Share-based Awards	
	Number of Shares or Units of Shares That Have Not Vested(4)(5) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(4)(5) ($)
David Hart		
CEO and Director (1)	4,282,612	$ 299,783
Jesse Channon		
President(2)	2,628,664	$ 184,006
Derek Watson		
CFO	2,323,470	$ 162,643
Nicholas Vita		
Director and Former CEO(3)	—	—

Notes:

(1)   Mr. Hart was promoted to Chief Executive Officer of the Company effective January 15, 2024.

(2)   Mr. Channon was promoted to President of the Company effective January 15, 2024.

(3)   Mr. Vita retired from his position as Chief Executive Officer of the Company effective January 15, 2024 and continued to serve as a member of the Board of Directors until June 25, 2024. Upon the end of his service on the Board of Directors, Mr. Vita forfeited all outstanding equity that had not previously vested.

(4)   For outstanding PSUs whose performance has been certified, reflects number of shares eligible to vest; for outstanding PSUs whose performance has not yet been certified, reflects target number of shares.

(5)   Market value of unvested share-based awards and vested but undistributed share-based awards calculated based on the closing share price on December 31, 2024 (converted to USD based on an exchange rate of 1 CAD: 0.695786 USD).

Termination and Change of Control Benefits

Other than as described herein, the Company does not have any contract, agreement, plan or arrangement that provides for payments to a NEO at, following, or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in a NEO's responsibilities. Note that the dollar value of potential accelerated equity in connection with a qualifying termination or change of control reflects an exchange rate of 1 CAD: 0.695786 USD.

David Hart

On March 11, 2024, the Company entered into a new employment agreement with Mr. Hart in connection with his promotion to the role of Chief Executive Officer, (the "**Hart Agreement**"). The Hart Agreement may be terminated at any time by Mr. Hart or the Company. In the event of termination without cause of Mr. Hart's employment or Mr. Hart resigns for good reason in connection with a change of control, Mr. Hart shall receive (i) an amount equal to twenty-four (24) months of Mr. Hart's then base salary, plus target bonus, paid over such 24-month period in installments on the Company's regular payroll schedule following the termination date; and (ii) the Company shall pay its share of Mr. Hart's health insurance premiums to continue Mr. Hart's health insurance coverage for eighteen (18) months beyond the termination date. The change of control payments and benefits that would be made to Mr. Hart are conditioned on and subject to Mr. Hart signing and not rescinding the Hart Agreement, a non-disclosure agreement and an effective, general release of all claims in favor of the Company within no greater than 60 days following the termination date. Upon a qualifying termination in connection with a change of control, all of Mr. Hart's outstanding RSUs and PSUs will vest in full; PSUs will vest based on actual performance if performance has been determined or is reasonably determinable as of the change of control event, otherwise will vest at target. The total estimated incremental payments, payables and benefits to Mr. Hart upon a qualifying termination in connection with a change of control, as if such event occurred on the last business day of the Company's most recently completed financial year, is $2,178,518, with Mr. Hart's health insurance coverage continuing for eighteen (18) months from the termination date. In the event of a change in control without a qualifying termination, Mr. Hart's outstanding RSUs and PSUs from grants made in fiscal year 2022 and fiscal year 2023 will vest in full; PSUs will vest based on actual performance if performance has been determined or is reasonably determinable as of the change of control event, otherwise will vest at target. The total estimated incremental payments, payables and benefits to Mr. Hart in the event of a change of control without a qualifying termination, as if such event occurred on the last business day of the Company's most recently completed financial year, is $136,057.

In the event that the Company terminates Mr. Hart's employment without cause or Mr. Hart resigns for good reason (other than due to a change of control), Mr. Hart shall receive (i) an amount equal to eighteen (18) months of Mr. Hart's then base salary, plus target bonus, paid over such 18-month period in installments on the Company's regular payroll schedule following the termination date; and the Company shall pay its share of Mr. Hart's health insurance premiums to continue Mr. Hart's health insurance coverage for eighteen (18) months beyond the termination date. The severance payments and benefits that would be made to Mr. Hart are conditioned on and subject to Mr. Hart signing and not rescinding the Hart Agreement, a non-disclosure agreement and an effective, general release of all claims in favor of the Company within no greater than 60 days following the termination date. Upon an involuntary termination without cause, Mr. Hart's outstanding RSUs and PSUs will be forfeited. The total estimated incremental payments and payables to Mr. Hart in the event of termination of his employment without cause or if Mr. Hart resigns for good reason (other than due to a change of control), as if such event occurred on the last business day of the Company's most recently completed financial year, is $1,416,235, with Mr. Hart's health insurance coverage continuing for eighteen (18) months from the termination date.

Jesse Channon

On March 11, 2024, the Company entered into a new employment agreement with Mr. Channon in connection with his promotion to the role of President (the "**Channon Agreement**"). The Channon Agreement may be terminated at any time by Mr. Channon or the Company. In the event of termination without cause of Mr. Channon's employment in connection with a change of control, Mr. Channon shall receive (i) an amount equal to eighteen (18) months of Mr. Channon's then base salary, plus target bonus, paid over such 18-month period in installments on the Company's regular payroll schedule following the termination date; and (ii) the Company shall pay its share of Mr. Channon's health insurance premiums to continue Mr. Channon's health insurance coverage for eighteen (18) months beyond the termination date. The change of control payments and benefits that would be made to Mr. Channon are conditioned on and subject to Mr. Channon signing and not rescinding the Channon Agreement, a non-disclosure agreement and an effective, general release of all claims in favor of the Company within no greater than 60 days following the termination date. Upon a qualifying termination in connection with a change of control, all of Mr. Channon's outstanding RSUs and PSUs will vest in full; PSUs will vest based on actual performance if performance has been determined or is reasonably determinable as of the change of control event, otherwise will vest at target. The total estimated incremental payments, payables and benefits to Mr. Channon upon a qualifying termination in connection with a change of control, as if such event occurred on the last business day of the Company's most recently completed financial year, is $1,350,570, with Mr. Channon's health insurance coverage continuing for eighteen (18) months from the termination date. In the event of a change in control without a qualifying termination, Mr. Channon's outstanding RSUs and PSUs from grants made in fiscal year 2022 and fiscal year 2023 will vest in full; PSUs will vest based on actual performance if performance has been determined or is reasonably determinable as of the change of control event, otherwise will vest at target. The total estimated incremental payments, payables and benefits to Mr. Channon in the event of a change of control without a qualifying termination, as if such event occurred on the last business day of the Company's most recently completed financial year, is $91,189.

In the event that the Company terminates Mr. Channon's employment without cause (other than due to a change of control), Mr. Channon shall receive (i) an amount equal to eighteen (18) months of Mr. Channon's then base salary, plus target bonus, paid over such 18-month period in installments on the Company's regular payroll schedule following the termination date; and the Company shall pay its share of Mr. Channon's health insurance premiums to continue Mr. Channon's health insurance coverage for eighteen (18) months beyond the termination date. The severance payments and benefits that would be made to Mr. Channon are conditioned on and subject to Mr. Channon signing and not rescinding the Channon Agreement, a non-disclosure agreement and an effective, general release of all claims in favor of the Company within no greater than 60 days following the termination date. Upon an involuntary termination without cause, Mr. Channon's outstanding RSUs and PSUs will be forfeited. The total estimated incremental payments and payables to Mr. Channon in the event of termination of his employment without cause (other than due to a change of control), as if such event occurred on the last business day of the Company's most recently completed financial year, is $1,166,564, with Mr. Channon's health insurance coverage continuing for eighteen (18) months from the termination date.

Derek Watson

On January 24, 2022, the Company entered into an employment agreement with Mr. Watson (the "**Watson Agreement**"). The Watson Agreement may be terminated at any time by Mr. Watson or the Company. In the event of termination without cause of Mr. Watson's employment in connection with a change of control, Mr. Watson shall receive (i) an amount equal to eighteen (18) months of Mr. Watson's then base salary, plus target bonus, paid over such 18-month period in installments on the Company's regular payroll schedule following the termination date; and (ii) the Company shall pay its share of Mr. Watson's health insurance premiums to continue Mr. Watson's health insurance coverage for eighteen (18) months beyond the termination date. The change of control payments and benefits that would be made to Mr. Watson are conditioned on and subject to Mr. Watson signing and not rescinding the Watson Agreement, a non-disclosure agreement and an effective, general release of all claims in favor of the Company within no greater than 60 days following the termination date. Upon a qualifying termination in connection with a change of control, all of Mr. Watson's outstanding RSUs and PSUs will vest in full; PSUs will vest based on actual performance if performance has been determined or is reasonably determinable as of the change of control event, otherwise will vest at target. The total estimated incremental payments, payables and benefits to Mr. Watson upon a qualifying termination in connection with a change of control, as if such event occurred on the last business day of the Company's most recently completed financial year, is $1,022,893, with Mr. Watson's health insurance coverage continuing for eighteen (18) months from the termination date. In the event of a change in control without a qualifying termination, Mr. Watson's outstanding RSUs and PSUs from grants made in fiscal year 2022 and fiscal year 2023 will vest in full; PSUs will vest based on actual performance if performance has been determined or is reasonably determinable as of the change of control event, otherwise will vest at target. The total estimated incremental payments, payables and benefits to Mr. Watson in the event of a change of control without a qualifying termination, as if such event occurred on the last business day of the Company's most recently completed financial year, is $92,643.

In the event that the Company terminates Mr. Watson's employment without cause (other than due to a change of control), Mr. Watson shall receive (i) an amount equal to twelve (12) months of Mr. Watson's then base salary, plus target bonus, paid over such 12-month period in installments on the Company's regular payroll schedule following the termination date; and the Company shall pay its share of Mr. Watson's health insurance premiums to continue Mr. Watson's health insurance coverage for twelve (12) months beyond the termination date. The severance payments and benefits that would be made to Mr. Watson are conditioned on and subject to Mr. Watson signing and not rescinding the Watson Agreement, a non-disclosure agreement and an effective, general release of all claims in favor of the Company within no greater than 60 days following the termination date. Upon an involuntary termination without cause, Mr. Watson's outstanding RSUs and PSUs will be forfeited. The total estimated incremental payments and payables to Mr. Watson in the event of termination of his employment without cause (other than due to a change of control), as if such event occurred on the last business day of the Company's most recently completed financial year, is $573,500, with Mr. Watson's health insurance coverage continuing for twelve (12) months from the termination date.

Nicholas Vita

On April 26, 2019, the Company entered into an employment agreement with Mr. Vita (the "**Vita Employment Agreement**"), which provided for certain payments to Mr. Vita upon termination or change of control. On March 13, 2024, in connection with Mr. Vita's retirement as Chief Executive Officer of the Company, the Vita Employment Agreement was terminated, and the Company and Mr. Vita entered into a separation and release of claims agreement (the "**Vita Release Agreement**"). The Vita Release Agreement provides for vesting of Mr. Vita's outstanding equity awards, valued at $698,056 at time of his retirement (per the Vita Release Agreement, any unvested equity awards that were outstanding following the conclusion of Vita's service on the Board of Directors on June 25, 2024 were forfeited), and severance payments of $80,608.97 per month for 24 months.

Director Compensation

The following table sets forth all compensation paid to or earned by each non-employee director of the Company during the fiscal year ended December 31, 2024.

Name (1)	Fees Earned or Paid in Cash(2) ($)	Share-Based Awards(3) (4) ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total Compensation ($)
Jeff Clarke	$ 59,500	$153,000	$ —	$ —	$ —	$ 212,500
Julie Hill	$ 45,000	$153,000	$ —	$ —	$ —	$ 198,000
James A.C. Kennedy	$ 59,500	$153,000	$ —	$ —	$ —	$ 212,500
Jonathan P. May	$ 72,000	$153,000	$ —	$ —	$ —	$ 225,000
Frank Savage	$ 51,500	$153,000	$ —	$ —	$ —	$ 204,500
Alison Worthington	$ 38,500	$153,000	$ —	$ —	$ —	$ 191,500

Notes:

(1) Mr. Abbott and Dr. Mazanet did not receive any compensation for their roles as non-employee directors in the fiscal year ending December 31, 2024. Mr. Vita did not receive any compensation for his role as a non-employee director while serving on the Board of Directors from January 15, 2024 until June 25, 2024.
(2) Reflects annual cash retainer for Board service and, as applicable, additional cash retainer for Lead Director and additional cash retainer for Committee chairs and members.
(3) Share-based award values converted to USD based on exchange rate at date of grant of 1 CAD: 0.730896 USD.
(4) Reflects annual RSU awards, specifically 805,264 RSUs granted to each of Mr. Clarke, Ms. Hill, Mr. Kennedy, Mr. May, Mr. Savage, and Ms. Worthington.

Policies and Practices for Granting Certain Equity Awards

The Compensation Committee of the Board is responsible for the review and approval of our policies and practices with respect to granting equity awards. The Compensation Committee typically targets the second quarter of the fiscal year, shortly after the annual meeting of shareholders and the release of the first quarter financial results, for granting annual stock awards to eligible recipients, absent an extraordinary event. The Compensation Committee believes this aligns timing of equity grants with the planning of annual salary increases (also in the second quarter of our fiscal year), allowing a holistic view of total compensation.

The Compensation Committee seeks to structure equity grants so that they are awarded during an open window period as designated by the Company's Insider Trading Policy, or, if Compensation Committee approval is provided during a non-window period, are typically made effective on the first business day following our press release with respect to financial results for the prior quarter. This policy is intended to ensure that options are awarded at a time when the exercise price fully reflects all recently disclosed information. In the case of new hires eligible to receive equity grants, grants are generally made on the first business day of the month following the date the individual commences employment.

All grants to executive officers are approved by the Compensation Committee itself and not pursuant to any delegated authority.

The Company never had any programs, policies, or practices which are intended to time stock option grants with the release of material, non-public information in a manner that would provide advantageous option exercise prices to grant recipients. Option exercise prices are, in all cases, equal to the closing price of the Common Shares on the date of grant.

During fiscal 2024, the Company did not award options to any NEO in the period beginning four business days before and ending one business day after the filing of a Form 10-Q or Form 10-K, or the filing or furnishing of a Form 8-K that discloses material nonpublic information.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2024, Frank Savage, James A.C. Kennedy, Alison Worthington and Jonathan P. May served as members of the Compensation Committee.

None of the Company's executive officers served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Company or on the Compensation Committee, during fiscal 2024. None of the Company's executive officers served as a director of another entity, one of whose executive officers served on the Compensation Committee, during fiscal 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the expected beneficial ownership of the Company's securities as of April 28, 2025 for (i) each member of the Board of Directors, (ii) each NEO, (iii) each person known to the Company and expected to be the beneficial owner of more than 5% of the Company's securities and (iv) the members of the Board and the NEOs as a group. Beneficial ownership is determined according to the rules of the SEC. Generally, a person has beneficial ownership of a security if the person possesses sole or shared voting or investment power of that security, including any securities that a person has the right to acquire beneficial ownership within 60 days. Except as indicated, all shares of the Company's securities will be owned directly, and the person or entity listed as the beneficial owner has sole voting and investment power. The address for each director and executive officer is c/o The Cannabist Company Holdings Inc., 321 Billerica Rd., Suite 204, Chelmsford, Massachusetts 01824.

Name, Position and Address of Beneficial Owner	Common Shares		Proportionate		Total (2)	
	Number Beneficially Owned	% of Total Common Shares(1)	Number Beneficially Owned	% of Total Proportionate Voting Shares	Total Number of Capital Stock Beneficially Owned	% of Total Capital Stock
Michael Abbott, Chairman and Director	2,402,764	*	—	—	2,402,764	*
Frank Savage, Director	557,188	*	—	—	557,188	*
James A.C. Kennedy, Director	2,380,553	*	—	—	2,380,553	*
Jonathan P. May, Director	547,895	*	29,468	39.89%	3,494,695	*
Jeff Clarke, Director	1,112,038	*	47	*	1,116,738	*
Alison Worthington, Director	473,940	*	—	—	473,940	*
Julie Hill, Director	512,451	*	—	—	512,451	*
Dr. Rosemary Mazanet, Director	2,524,087	*	—	—	2,524,087	*
David Hart, Chief Executive Officer & Director	3,609,943	*	—	—	3,609,943	*
Bryan Olson, Chief Human Resources Officer	1,837,468	*	—	—	1,837,468	*
Jesse Channon, President	2,083,453	*	—	—	2,083,453	*
Derek Watson, Chief Financial Officer	1,291,695	*	—	—	1,291,695	*
David Sirolly, Chief Legal Officer and General Counsel	1,131,741	*	—	—	1,131,741	*
All Board directors and named executive officers as a group	20,465,216	4.33%	29,515	39.95%	23,416,716	4.88%

Notes:

(1)   The information provided is based upon 472,417,036 Common Shares outstanding as of April 28, 2025.
(2)   Includes Proportionate Voting Shares on an as converted basis.
*   Less than 1%

Equity Compensation Plans

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding convertible securities, the weighted-average exercise price of such outstanding convertible securities and the number of Common Shares remaining available for future issuance under equity compensation plans as at December 31, 2024.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding securities(1)	Weighted-average exercise price of outstanding securities	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (2)
Equity compensation plans approved by Shareholders	27,816,512	—	18,261,595
Equity compensation plans not approved by Shareholders	—	—	—
Total	27,816,512	—	18,261,595

Notes:

(1)   The 27,816,512 shares of Common Stock to be issued upon exercise of outstanding securities, warrants and rights consists of (i) 1,043,438 shares that may be issued upon the vesting of PSUs and (ii) 26,773,074 shares that may be issued upon the vesting of RSUs. For outstanding PSUs whose performance has been certified, reflects number of shares eligible to vest; for outstanding PSUs whose performance has not yet been certified, reflects target number of shares.

(2)   Convertible securities remaining as of December 31, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Party Transaction Policy

The Company has not adopted a related party transaction policy.

Transactions with Related Persons

Except as set forth below, since the beginning of the last fiscal year, there have been none and there are no currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

On August 6, 2024, the Company entered into a Fractional CHRO Engagement Agreement (the "Engagement Agreement") with ourCHRO, LLC ("ourCHRO"), pursuant to which the Company engaged Bryan Olson to serve as the Chief Human Resources Officer of the Company in a non-employee consultant capacity, allocating 50% of his working time to the Company. Mr. Olson joined the Company as an employee in 2017 and served, among other positions, as its Chief People and Administrative Officer and, most recently, as its Chief Human Resources Officer. Mr. Olson transitioned to a non-employee consultant on August 6, 2024.

Pursuant to the Engagement Agreement, the Company will pay our CHRO $26.250 per month. In addition, the parties agreed that any outstanding unvested equity awards previously granted to Mr. Olson will continue to vest during the term of the Engagement Agreement. Mr. Olson will also be eligible to participate in the Company's discretionary executive bonus plan for 2024 based on a performance period from January 1, 2024 to July 31, 2024 (the "Bonus Performance Term"), with a target bonus of 55% of Mr. Olson's salary in effect during the Bonus Performance Term. The initial term of the Engagement Agreement is from August 6, 2024 to August 5, 2025 and may continue until terminated on its terms.

During the year ended December 31, 2024, the Company paid our CHRO $131,250 pursuant to the Engagement Agreement.

Promoters

No person or company has been at any time during the past five fiscal years a promoter of the Company.

Director Independence

For purposes of this Annual Report on Form 10-K, the independence of our directors is determined under the corporate governance rules of the Nasdaq Capital Market ("**Nasdaq**"). While we are not listed on Nasdaq, we believe Nasdaq rules represent corporate governance best practices. The independence rules of Nasdaq include a series of objective tests, including that an "independent" person will not be employed by us and will not be engaged in various types of business dealings with us. In addition, the Board is required to make a subjective determination as to each person that no material relationship exists with the Company either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. It has been determined that six of our directors are independent persons under the independence rules of Nasdaq: Frank Savage, James A.C. Kennedy, Jonathan P. May, Jeff Clarke, Alison Worthington and Julie Hill. Michael Abbott is not considered independent as he is the former Executive Chairman of the Company. David Hart is not considered independent as he is the Chief Executive Officer of the Company. Rosemary Mazanet is not considered independent because she was previously employed as the Chief Scientific Officer of the Company.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth fees paid to the Company's auditors, PKF O'Connor Davies LLP and the prior auditors, Davidson & Company LLP, for 2024 and 2023, respectively, for audit and non-audit services. All of the services described below were approved in accordance with the Company's pre-approval policy, which is described in the next section.

	PKF O'Connor Davies LLP		Davidson & Company LLP	
	2024	2023	2024	2023
Audit fees (1)	$895,000	—	—	$1,365,000
Audit-related fees (2)	$ 60,000	—	$108,375	$ 147,784
Tax fees (3)	—	—	—	$ 5,775
All other fees (4)	—	—	$ 26,969	$ 32,841

Notes:

(1) "Audit Fees" include the aggregate professional fees paid to the external auditors for the audit of the annual consolidated financial statements and other annual regulatory audits and filings.
(2) "Audit Related Fees" includes the aggregate fees paid to the external auditors for services related to the audit services, including reviewing quarterly financial statements and management's discussion thereon and conferring with the Board and Audit Committee regarding financial reporting and accounting standards.
(3) "Tax Fees" include the aggregate fees paid to external auditors for tax compliance, tax advice, tax planning and advisory services, including namely preparation of tax returns.
(4) "Other Fees" include fees for assurance procedures in connection with filings statements and information circulars and services related to underwriter's due diligence.

Pre-Approval Policies and Procedures

The Company's Audit Committee has a policy related to pre-approval of all audit and permissible non-audit services to be provided by the independent registered public accounting firm. Pursuant to this policy, the Audit Committee must pre-approve all services provided by the independent registered public accounting firm. Pre-approvals for classes of services are granted at the start of each fiscal year and are applicable for such year. As provided under the Sarbanes-Oxley Act of 2002 and the SEC's rules, the Audit Committee, in its discretion, may delegate to one or more of its members the authority to address certain requests for pre-approval in between regularly scheduled meetings of the Audit Committee, and such pre-approval decisions are reported to the Audit Committee at its next regular meeting. The policy is designed to help ensure that there is no delegation by the Audit Committee of authority or responsibility for pre-approval decisions to management.

ITEM 15. EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) Financial Statements

See the Index to Financial Statement listed on page F-1 of the Form 10-K.

(a)(2) Financial Statement Schedules

Schedules have been omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or the notes thereto.

(a)(3) Exhibits

The exhibits are incorporated by reference from the Exhibit Index attached hereto.

ITEM 16. FORM 10-K SUMMARY.

None.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Transaction Agreement dated November 21, 2018 between Canaccord Genuity Growth Corp. and Columbia Care Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
2.2	Agreement and Plan of Merger dated December 21, 2020 among Columbia Care Inc., Columbia Care LLC, Vici Acquisition LLC, Vici Acquisition II LLC, Green Leaf Medical, LLC and Shareholder Representative Services LLC (incorporated by reference to Exhibit 2.2 of the Registrant's amended Registration Statement on Form 10, filed with the SEC on February 15, 2022)
2.3	Arrangement Agreement, dated March 23, 2022, between Cresco Labs Inc. and Columbia Care Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the SEC on March 29, 2022)
2.4	Amending Agreement, dated February 27, 2023, between Cresco Labs Inc. and Columbia Care Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the SEC on February 28, 2023
3.2	Articles, dated April 26, 2019 (incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K, filed with the SEC on September 22, 2023)
4.1	Warrant Agency Agreement dated September 20, 2018 between Canaccord Genuity Growth Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.2	Warrant Agreement dated April 26, 2019 between Columbia Care Inc. and Canaccord Genuity Corp. (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.3	Trust Indenture made as of March 31, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.4	Warrant Indenture dated March 31, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.4 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.5	Trust Indenture made as of May 14, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.5 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.6	Warrant Indenture dated May 14, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.6 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.7	First Supplemental Indentures dated as of June 19, 2020 between Columbia Care Inc and Odyssey Trust Company (incorporated by reference to Exhibit 4.7 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.8	Warrant Indenture dated July 2, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.8 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.9	Warrant Indenture dated October 29, 2020 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.9 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
4.10	Second Supplemental Indenture dated June 29, 2021 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.10 of the Registrant's amended Registration Statement on Form 10, filed with the SEC on January 28, 2022)

Exhibit No.	Description of Exhibit
4.11	Third Supplemental Indenture dated February 2, 2022 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.11 of the Registrant's amended Registration Statement on Form 10, filed with the SEC on February 15, 2022)
4.12	Fourth Supplemental Indenture dated February 3, 2022 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.12 of the Registrant's amended Registration Statement on Form 10, filed with the SEC on February 15, 2022)
4.13	Fifth Supplemental Indenture dated May 5, 2022 between Columbia Care Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K, filed with the SEC on May 11, 2022)
4.14	Extension Notice dated March 28, 2023 to Odyssey Trust Company (incorporated by reference to Exhibit 4.14 of the Registrant's Form 10-K, filed with the SEC on March 29, 2023)
4.15	Sixth Supplemental Indenture dated September 20, 2023 between The Cannabist Company Holdings Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.15 of the Registrant's Form 10-Q, filed with the SEC on May 9, 2024)
4.16	Seventh Supplemental Indenture dated March 19, 2024 between The Cannabist Company Holdings Inc. and Odyssey Trust Company (incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K, filed with the SEC on March 20, 2024)
4.17	Eighth Supplemental Indenture dated March 12, 2025 between The Cannabist Company Holdings Inc., The Cannabist Company Holdings (Canada) Inc., and Odyssey Trust Company
10.1	Lease Agreement dated December 1, 2013 between Pagson, LLC and Patriot Care Corporation (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.2	Lease Agreement dated April 30, 2015 between Eastman Kodak Company and Columbia Care NY, LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.3	Lease Agreement dated April 10, 2019 between MM Downtown Facility, LLC and PHC Facilities, Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.4	Lease Agreement dated December 23, 2019 between NLCP 156 Lincoln MA, LLC and Patriot Care Corp. (incorporated by reference to Exhibit 10.4 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.5	First Amendment to Lease dated December 2, 2020 between PHC Facilities, Inc. and MM Downtown Facility, LLC (incorporated by reference to Exhibit 10.5 of the Registrant's Registration Statement on Form 10, filed with the SEC on December 14, 2021)
10.6#	Employment Agreement dated April 26, 2019 between Columbia Care Inc. and Nicholas Vita (incorporated by reference to Exhibit 10.6 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.7#	Employment Agreement dated April 26, 2019 between Columbia Care Inc. and David J. Hart (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.8#	Amendment No. 1 dated January 1, 2022 to Employment Agreement between Columbia Care Inc. and David J. Hart (incorporated by reference to Exhibit 10.9 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.9#	Restricted Stock Unit Award Notice and Award Agreement dated April 26, 2019 between Columbia Care Inc. and Nicholas Vita (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)

Exhibit No.	Description of Exhibit
10.10#	Restricted Stock Unit Award Notice and Award Agreement dated April 26, 2019 between Columbia Care Inc. and David Hart (incorporated by reference to Exhibit 10.11 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.11	Mortgage and Security Agreement dated December 28, 2021 between Columbia Care NY Realty LLC and East West Bank (incorporated by reference to Exhibit 10.14 to the Registrant's Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022)
10.12	Form of Voting Support Agreement (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on March 29, 2022)
10.13	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K, filed with the SEC on March 29, 2022)
10.14#	Transition Agreement between Columbia Care Inc. and Michael Abbott (incorporated by reference to Exhibit 10.17 of the Registrant's Form 10-K, filed with the SEC on March 29, 2023
10.15	Termination Agreement, dated July 31, 2023, between Cresco Labs Inc. and Columbia Care Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on August 3, 2023)
10.16#	The Cannabist Company Holdings Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on November 13, 2023)
10.17#	Transition and Release of Claims Agreement, between Columbia Care Inc. and Rosemary Mazanet, dated August 31, 2023 (incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q, filed with the SEC on November 14, 2023)
10.18#	Amendment No. 2 dated January 15, 2024 to Employment Agreement between The Cannabist Company Holdings Inc. and David J. Hart (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on January 19, 2024)
10.19	Amended and Restated At-Will Employment Agreement dated March 11, 2024 between The Cannabist Company Holdings Inc. and David J. Hart (incorporated by reference to Exhibit 10.21 of the Registrant's Form 10-K, filed with the SEC on March 13, 2024)
10.20	Amended and Restated At-Will Employment Agreement dated March 11, 2024 between The Cannabist Company Holdings Inc. and Jesse Channon (incorporated by reference to Exhibit 10.22 of the Registrant's Form 10-K, filed with the SEC on March 13, 2024)
10.21	Exchange Agreement, between The Cannabist Company Holdings Inc., Nomis Bay Ltd. And BPY Limited (incorporated by reference to Exhibit 10.23 of the Registrant's Form 10-K, filed with the SEC on March 13, 2024)
10.22	Separation and Release of Claims Agreement dated March 13, 2024 between The Cannabist Company Holdings Inc. and Nicholas Vita (incorporated by reference to Exhibit 10.24 of the Registrant's Form 10-K, filed with the SEC on March 13, 2024)
10.23	Amendment to Exchange Agreement, dated June 30, 2024, among The Cannabist Company Holdings Inc., Nomis Bay Ltd. And BPY Limited (incorporated by reference to Exhibit 10.1 of the Registrant's Form 10-Q, filed with the SEC on August 8, 2024)
10.24	Equity Purchase Agreement, dated July 29, 2024, among Verano Holdings, LLC, Verano Holdings Corp., Columbia Care Eastern Virginia LLC and the members of Columbia Care Eastern Virginia LLC and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on July 31, 2024)

Exhibit No.	Description of Exhibit
10.25	Form of Verano Holdings, LLC Promissory Note (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K, filed with the SEC on July 31, 2024)
10.26	Equity Purchase Agreement, dated July 29, 2024, among Verano Arizona, LLC, 203 Organix L.L.C., CC VA HoldCo LLC, Columbia Care-Arizona, Prescott, L.L.C. and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K, filed with the SEC on July 31, 2024)
10.27	Equity Purchase Agreement, dated July 29, 2024, among Verano Arizona, LLC, Salubrious Wellness Clinic, Inc., CC VA HoldCo LLC, Thomas Allison, Columbia Care-Arizona, Prescott, L.L.C. and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.4 of the Registrant's Form 8-K, filed with the SEC on July 31, 2024)
10.28	Fractional CHRO Engagement Agreement, dated August 6, 2024, between ourCHRO, LLC and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.5 of the Registrant's Form 10-Q, filed with the SEC on August 8, 2024)
10.29	Membership Interest Purchase Agreement, dated August 21, 2024, among Columbia Care LLC, Columbia Care Florida LLC, SFL Investment Holdings, LLC, Mint Florida Holdings, LLC, The Cannabist Company Holdings Inc. and The Cerberean Group LLC (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on August 27, 2024)
10.30	Form of Promissory Note from SFL Investment Holdings, LLC and Mint Florida Holdings, LLC (incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K, filed with the SEC on August 27, 2024)
10.31	Purchase Agreement, dated August 22, 2024, among 3 Boys Farm LLC, Cresco U.S. Corp., Columbia Care Florida LLC and Columbia Care LLC (incorporated by reference to Exhibit 10.3 of the Registrant's Form 8-K, filed with the SEC on August 27, 2024)
10.32	Second Amendment to Exchange Agreement, dated September 30, 2024, among The Cannabist Company Holdings Inc., Nomis Bay Ltd. And BPY Limited (incorporated by reference to Exhibit 10.10 of the Registrant's Form 10-Q, filed with the SEC on November 7, 2024)
10.33	Amendment, dated October 28, 2024, to Equity Purchase Agreement, dated July 29, 2024, among Verano Arizona, LLC, 203 Organix L.L.C., CC VA HoldCo LLC, Columbia Care-Arizona, Prescott, L.L.C. and The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 10.11 of the Registrant's Form 10-Q, filed with the SEC on November 7, 2024)
10.34	Support Agreement dated February 27, 2025 between The Cannabist Company Holdings Inc., The Cannabist Company Holdings (Canada) Inc., each of their respective direct and indirect subsidiaries signatory thereto and the certain noteholders signatory thereto. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K, filed with the SEC on February 27, 2025)
16	Letter from Davidson & Company LLP, to the Securities and Exchange Commission, dated October 11, 2024 (incorporated by reference to Exhibit 16.1 of the Registrant's Form 8-K, filed with the SEC on October 15, 2024)
19	Insider Trading Policy (incorporated by reference to Exhibit 19 of the Registrant's Form 10-K, filed with the SEC on March 17, 2025)
21.1	Subsidiaries of The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 21.1 of the Registrant's Form 10-K, filed with the SEC on March 17, 2025)
23.1*	Consent of Davidson & Company LLP
23.2	Consent of PKF O'Connor Davies, LLP (incorporated by reference to Exhibit 23.2 of the Registrant's Form 10-K, filed with the SEC on March 17, 2025)
31.1*	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description of Exhibit
31.2*	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32.1‡	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2‡	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Filed herewith.
‡	Document has been furnished, is not deemed filed and is not to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language contained in any such filing.
#	Management contract, compensatory plan or arrangement required to be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

22

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 30, 2025.


THE CANNABIST COMPANY HOLDINGS INC.

/s/ David Hart
By: David Hart
Title: Chief Executive Officer and Director

/s/ Derek Watson
By: Derek Watson
Title: Chief Financial Officer


POWER OF ATTORNEY

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated.

Name and Signature	Title	Date
/s/ David Hart David Hart	Chief Executive Officer and Director	April 30, 2025
/s/ Derek Watson Derek Watson	Chief Financial Officer (Principal Financial and Accounting Officer)	April 30, 2025
* Michael Abbott	Chairman and Director	April 30, 2025
* Frank Savage	Director	April 30, 2025
* James A.C. Kennedy	Director	April 30, 2025
* Jonathan P. May	Director	April 30, 2025
* Jeff Clarke	Director	April 30, 2025
* Alison Worthington	Director	April 30, 2025
* Julie Hill	Director	April 30, 2025
* Dr. Rosemary Mazanet	Director	April 30, 2025

* By: /s/ David Hart
       David Hart
       Attorney-in-fact

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Cannabist Company Holdings Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of The Cannabist Company Holdings Inc. (formerly Columbia Care Inc.) (the "Company") as of December 31, 2024, and the related consolidated statements of operations and comprehensive (loss), changes in equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

As discussed in Note 2 to the consolidated financial statements, the Company raised substantial doubt about its ability to continue as a going concern for at least twelve months from the issuance of these consolidated financial statements, due to certain material debt obligations coming due in the short-term, recurring losses from operations and a need to raise sufficient funds to meet its obligations and sustain its operations. The Company concluded that the substantial doubt raised about the Company's ability to continue as a going concern has been alleviated as a result of management's plans discussed in Note 2. Our opinion is not modified with respect to that matter

/s/ PKF O'Connor Davies, LLP

We have served as the Company's auditor since October 2024.

New York, New York
March 17, 2025

REPORT OF PRIOR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
The Cannabist Company Holdings Inc.
(formerly Columbia Care Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of The Cannabist Company Holdings Inc. (formerly Columbia Care Inc.) (the "Company") as of December 31, 2023, and 2022, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

/s/ DAVIDSON & COMPANY LLP

(PCAOB ID:731)   Chartered Professional Accountants
Vancouver, Canada

March 13, 2024

THE CANNABIST COMPANY HOLDINGS INC. (formerly Columbia Care Inc.)
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars, except for share and per share amounts)

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash	$ 33,607	$ 35,764
Accounts receivable, net of allowances of $6,754 and, $6,512, respectively	21,688	15,601
Inventory	94,516	111,633
Prepaid expenses and other current assets	11,794	22,711
Notes receivable	15,614	4,026
Assets held for sale	17,778	1,752
Total current assets	$ 194,997	$ 191,487
Property and equipment, net	228,396	298,498
Right of use assets - operating leases, net	124,739	181,823
Right of use assets - finance leases, net	25,515	36,450
Intangible assets, net	51,249	76,767
Investments	11,880	—
Deferred taxes	32,025	22,970
Notes receivable	11,958	2,082
Other non-current assets	15,414	13,034
Total assets	$ 696,173	$ 823,111
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 41,125	$ 29,797
Accrued expenses and other current liabilities	32,839	58,659
Income tax payable	87,333	47,358
Current portion of lease liability - operating leases	7,386	9,711
Current portion of lease liability - finance leases	4,910	7,339
Current portion of long-term debt, net	52,461	5,905
Liabilities held for sale	2,656	1,275
Total current liabilities	228,710	160,044
Long-term debt, net	249,512	297,478
Long-term lease liability - operating leases	126,215	182,001
Long-term lease liability - finance leases	37,937	43,890
Derivative liability	621	119
Other long-term liabilities	83,237	74,227
Total liabilities	726,232	757,759
Commitments and contingencies	—	—
Stockholders' Equity:		
Common Stock, no par value, unlimited shares authorized as of December 31, 2024 and December 31, 2023, respectively, 465,638,304 and 420,265,306 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	—	—
Preferred Stock, no par value, unlimited shares authorized as of December 31, 2024 and December 31, 2023, respectively, none issued and outstanding as of December 31, 2024 and December 31, 2023	—	—
Proportionate voting shares, no par value, unlimited shares authorized as of December 31, 2024 and December 31, 2023, respectively; 7,387,328 and 9,807,881 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	—	—
Additional paid-in-capital	1,156,807	1,146,154
Accumulated deficit	(1,185,501)	(1,079,282)
Equity attributable to The Cannabist Company Holdings Inc.	(28,694)	66,872
Non-controlling interest	(1,365)	(1,520)
Total equity	(30,059)	65,352
Total liabilities and equity	$ 696,173	$ 823,111

The accompanying notes are an integral part of these consolidated financial statements.

THE CANNABIST COMPANY HOLDINGS INC. (formerly Columbia Care Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)
(expressed in thousands of US dollars, except for share and per share amounts)

		Year Ended				
		December 31, 2024		December 31, 2023		December 31, 2022
Revenues, net of discounts	$	458,722	$	511,327	$	511,578
Cost of sales related to inventory production		(290,425)		(331,359)		(310,163)
Cost of sales related to business combination fair value adjustments to inventory		—		—		(204)
Gross Margin		168,297		179,968		201,211
Goodwill impairment		—		(19,274)		(170,642)
Intangible impairment		(2,100)		(46,248)		(169,479)
Fixed asset impairment		(121)		(20,095)		—
Selling, general and administrative expenses		(188,348)		(199,591)		(277,330)
Total operating cost		(190,569)		(285,208)		(617,451)
Loss from operations		(22,272)		(105,240)		(416,240)
Other expense:						
Interest (expense) income on leases, net		(3,470)		(4,178)		(5,548)
Interest (expense) income, net		(37,978)		(50,687)		(48,349)
Other (expense) income, net		1,901		(8,793)		37,443
Total other expense		(39,547)		(63,658)		(16,454)
Loss before provision for income taxes		(61,819)		(168,898)		(432,694)
Income tax (expense) benefit		(43,307)		(5,389)		11,213
Net loss and comprehensive loss		(105,126)		(174,287)		(421,481)
Net income (loss) attributable to non-controlling interests		760		1,425		(5,476)
Net loss attributable to shareholders	$	(105,886)	$	(175,712)	$	(416,005)
Weighted-average number of shares used in earnings per share - basic and diluted		462,496,369		402,776,616		392,571,102
Loss attributable to shares (basic and diluted)	$	(0.23)	$	(0.44)	$	(1.06)

The accompanying notes are an integral part of these consolidated financial statements.

THE CANNABIST COMPANY HOLDINGS INC. (formerly Columbia Care Inc.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(expressed in thousands of U.S. dollars, except for number of shares and warrants)

	Common Shares	Proportionate Voting Shares	Additional Paid-in Capital	Accumulated Deficit	Total the Cannabist Company Holdings Inc. Shareholders' Equity	Non-Controlling Interest	Total Equity
Balance as of December 31, 2021	361,423,270	14,729,636	$1,039,726	$ (468,335)	$ 571,391	$ (20,568)	$ 550,823
Equity-based compensation (1)	22,858,845	—	69,517	—	69,517	—	69,517
Warrants exercised	180,000	—	425	—	425	—	425
Issuance of shares in connection with acquisitions	2,082,589	—	7,619	—	7,619	—	7,619
Cancellation of restricted stock awards	—	(26,037)	—	—	—	—	—
Conversion between classes of shares	4,693,780	(4,693,780)	—	—	—	—	—
Non-controlling interest buyout	—	—	—	(19,663)	(19,663)	19,663	—
Net loss	—	—	—	(416,005)	(416,005)	(5,476)	(421,481)
Balance as of December 31, 2022	391,238,484	10,009,819	$1,117,287	$ (904,003)	$ 213,284	$ (6,381)	$ 206,903
Equity-based compensation (1)	6,580,674	—	4,995	—	4,995	—	4,995
Warrants exercised	356,970	—	—	—	—	—	—
Issuance of shares	21,887,240	—	23,872	—	23,872	—	23,872
Conversion between classes of shares	201,938	(201,938)	—	—	—	—	—
Distributions to non-controlling interest holders	—	—	—	—	—	(960)	(960)
Deconsolidation of subsidiary	—	—	—	433	433	4,396	4,829
Net loss	—	—	—	(175,712)	(175,712)	1,425	(174,287)
Balance as of December 31, 2023	420,265,306	9,807,881	$1,146,154	$ (1,079,282)	$ 66,872	$ (1,520)	$ 65,352
Equity-based compensation (1)	11,278,223	—	(2,267)	—	(2,267)	—	(2,267)
Conversion of convertible notes	26,828,863	—	10,300	—	10,300	—	10,300
Legal Settlement	4,845,359	—	2,620	—	2,620	—	2,620
Conversion between classes of shares	2,420,553	(2,420,553)	—	—	—	—	—
Distributions	—	—	—	(333)	(333)	—	(333)
Deconsolidation of subsidiary	—	—	—	—	—	(605)	(605)
Net loss	—	—	—	(105,886)	(105,886)	760	(105,126)
Balance as of December 31, 2024	465,638,304	7,387,328	$1,156,807	$ (1,185,501)	$ (28,694)	$ (1,365)	$ (30,059)

(1) The amounts shown are net of any shares withheld by the Company to satisfy certain tax withholdings in connection with vesting of equity-based awards.

The accompanying notes are an integral part of these consolidated financial statements.

THE CANNABIST COMPANY HOLDINGS INC. (formerly Columbia Care Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of US dollars, except for units and shares)

	Year ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities:			
Net loss	$ (105,126)	$ (174,287)	$ (421,481)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	48,978	62,729	84,788
Equity-based compensation	(1,009)	5,465	27,930
Debt amortization expense	9,397	9,352	8,588
Provision for obsolete inventory and other assets	5,682	8,143	11,267
Goodwill impairment charges	—	19,274	170,642
Intangible impairment charges	2,100	46,248	169,479
Impairment on fixed assets	121	20,095	—
(Gain) loss on disposal group	(30,164)	6,122	—
Earnout adjustment	—	—	349
(Gain) on remeasurement of contingent consideration	—	—	(37,362)
Deferred taxes	(9,105)	(25,978)	(69,243)
Change in fair value of derivative liability	502	(116)	(6,560)
Change in investment fair value	25,406	—	—
Legal Settlement	(1,108)	—	—
Other	(959)	5,433	747
Changes in operating assets and liabilities, net of acquisitions			
Accounts receivable	(13,444)	(2,769)	8,086
Inventory	(14,408)	6,700	(44,301)
Prepaid expenses and other current assets	1,968	(853)	889
Notes receivable	7,848	—	—
Other assets	205	10,590	15,030
Accounts payable	13,431	8,955	(10,082)
Accrued expenses and other current liabilities	(14,655)	(1,632)	(11,514)
Income taxes payable	40,021	13,924	7,425
Other long-term liabilities	10,940	(9,924)	(16,078)
Net cash (used) / provided by in operating activities	$ (23,379)	$ 7,471	$ (111,401)
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash acquired / Cash acquired due to acquisition	—	—	29
Purchases of property and equipment	(5,831)	(9,966)	(72,741)
Cash paid for other assets	—	—	(2,973)
Proceeds from sale of property, net	—	6,229	358
Proceeds from sale of license	329	—	—
Cash received (paid) on deposits, net	(378)	238	—
Net proceeds from sale of business	36,855	—	—
Net cash provided by / (used) in investing activities	$ 30,975	$ (3,499)	$ (75,327)
Cash flows from financing activities:			
Proceeds from issuance of convertible debt	15,600	—	—
Proceeds from issuance of debt and warrants	—	—	153,250
Proceeds from mortgage note	—	8,050	16,500
Payment of debt issuance costs	(802)	(220)	(7,699)
Repayment of debt	(13,228)	(30,692)	(637)
Repayment of acquisition related real estate notes and note payable	—	(5,109)	—
Repayment of sellers note	(1,500)	(1,500)	(1,875)
Repayment of mortgage notes	(578)	(580)	—
Payment of lease liabilities	(6,904)	(6,515)	(5,815)
Issuance of common shares	—	25,000	—

| | Year ended | | |
	December 31, 2024	December 31, 2023	December 31, 2022
Costs of issuance of common shares	—	(1,128)	—
Exercise of warrants	—	—	425
Distributions to non-controlling interests	(333)	(960)	—
Taxes paid on equity based compensation	(1,258)	(470)	(465)
Net cash (used in) / provided by financing activities	$ (9,003)	$ (14,124)	$ 153,684
Net (decrease)/increase in cash	(1,407)	(10,152)	(33,044)
Cash and restricted cash at beginning of the year	39,337	49,489	82,533
Cash and restricted cash at end of year	$ 37,930	$ 39,337	$ 49,489
Supplemental disclosure of cash flow information:			
Cash paid for interest on other obligations	$ 41,377	$ 30,239	$ 28,706
Cash paid for income taxes	$ 5,530	$ 10,203	$ 51,435
Reconciliation of cash and cash equivalents and restricted cash:			
Cash	$ 33,607	$ 35,764	$ 48,154
Restricted cash	$ 4,323	$ 3,573	$ 1,335
Cash and restricted cash, end of year	$ 37,930	$ 39,337	$ 49,489
Supplemental disclosure of non-cash investing and financing activities:			
Non-cash fixed asset additions within accounts payable and accrued expenses	$ (1,199)	$ (4,026)	$ 12,512
Discount on issuance of convertible debt	$ 5,150	$ —	$ —
Reduction in debt from debt to equity conversion	$ (10,300)	$ —	$ —
Increase in equity from debt to equity conversion	$ 10,300	$ —	$ —
Equity issued for legal settlement	$ 2,620	$ —	$ —
Debt incurred issued in connection with acquisition of property, plant and equipment	$ —	$ 8,050	$ —
Derivative liability recognized upon issuance of convertible debt	$ 2,362	$ —	$ —
Deconsolidation of subsidiary	$ (605)	$ 2,473	$ —
Assets held for sale	$ 16,026	$ (27,337)	$ 29,089
Liabilities held for sale	$ 1,381	$ 18,904	$ (20,179)

The accompanying notes are an integral part of these consolidated financial statements.

THE CANNABIST COMPANY HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, AND 2022
(expressed in thousands of U.S. dollars, except for gram, share and per share amounts)

1. OPERATIONS OF THE COMPANY

The Cannabist Company Holdings Inc. ("the Company", "the Parent", or "The Cannabist Company"), formerly known as Columbia Care Inc., was incorporated under the laws of the Province of Ontario on August 13, 2018. The Company's principal mission is to improve lives by providing cannabis-based health and wellness solutions and derivative products to qualified patients and consumers. The Company's head office and principal address is 321 Billerica Rd., Suite 204, Chelmsford, Massachusetts 01824. The Company's registered and records office address is 666 Burrard St #1700, Vancouver, British Columbia V6C 2X8.

On April 26, 2019, the Company completed a reverse takeover ("RTO") transaction and private placement. Following the RTO, the Company's Common Shares were listed on Cboe Canada (formerly known as the NEO Exchange), trading under the symbol "CCHW". Effective September 19, 2023, the Company changed its name from "Columbia Care Inc." to "The Cannabist Company Holdings Inc." (the "Name Change"). In connection with the Name Change, on September 21, 2023, the Company's Common Shares and warrants began trading under the ticker symbols "CBST" and "CBST.WT", respectively, on Cboe Canada. On September 26, 2023, the Company's Common Shares began trading on the OTCQX Best Market under the ticker symbol "CBSTF". The Company's Common Shares are also listed on the Frankfurt Stock Exchange under the symbol "3LP".

Recent Developments

Mutual Termination of Arrangement Agreement with Cresco Labs:

As previously disclosed, on March 23, 2022, the Company entered into a definitive arrangement agreement, as amended on February 27, 2023 (the "Arrangement Agreement) with Cresco Labs LLC ("Cresco Labs"), pursuant to which, Cresco Labs agreed, subject to the terms and conditions thereof, to acquire all of the issued and outstanding common shares and proportionate voting shares of the Company, pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

As previously disclosed, the Company and Cresco Labs were not able to complete the divestitures necessary to secure all necessary regulatory approvals to close the Arrangement by the outside date (June 30, 2023) specified in the Arrangement Agreement.

On July 31, 2023, the Company and Cresco Labs entered into a termination agreement (the "Termination Agreement"), pursuant to which the Company and Cresco Labs agreed to terminate the Arrangement Agreement. The Termination Agreement provides for the release by each party of certain claims arising from or relating to the Arrangement, the Arrangement Agreement, the transactions contemplated therein or the circumstances relating thereto. There are no penalties or fees related to the mutual agreement to terminate the Arrangement.

Voluntary Delisting of Common Shares from Canadian Securities Exchange:

The Company voluntarily delisted its Common Shares from the facilities of the Canadian Securities Exchange, effective as of market close on August 2, 2023. Cannabist Company's common shares will continue trading on the Cboe Canada, the new business name of the NEO Exchange. Cboe Canada will remain the Company's primary securities exchange, as it has been since the Company's initial public listing.

Resignation of auditors.

On October 9, 2024, the Company completed an orderly transition of the Company's independent registered public accounting firm with Davidson & Company LLP ("Davidson") being dismissed, following its resignation as of that same day, and the Board approving, on the recommendation of the Audit Committee, the appointment of PKF O'Connor Davies, LLP ("PKF") as the Company's new independent registered public accounting firm for the fiscal year ending December 31, 2024, effective October 9, 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC").

Certain previously reported amounts have been reclassified between line items to conform to the current period presentation.

Going concern

These consolidated financial statements have been prepared on the going concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due, under the historical cost convention except for certain financial instruments that are measured at fair value, as detailed in the Company's accounting policies. For the years ended December 31, 2024, 2023 and 2022, the Company reported a consolidated net loss of ($105,886), ($175,712), and ($416,005), respectively. For the years ended December 31, 2024, 2023 and 2022 the Company had cash flows provided/(used) in operating activities of $(23,379), $7,471, and $(111,401), respectively. As of December 31, 2024 and 2023, the Company had working capital of $(33,713) and $31,443, respectively.

As of December 31, 2024 we identified conditions and events that raised substantial doubt about our ability to continue as a going concern, specifically the ability of the Company to generate sufficient cash flow from operations, cash from divestitures or otherwise complete a debt structuring, required to satisfy $59.5 million of Senior Debt obligations maturing in June 2025. With the Company having entered into a Support Agreement with certain supporting Noteholders on February 27, 2025, regarding the exchange of their Senior Notes for new notes having a later maturity date and additional covenants, all as described herein (the "**2025 Debt Transaction**"), we believe that the doubt as to the Company's ability to continue as a going concern has been alleviated.

Current management forecasts and related assumptions support the view that the Company can adequately manage the operational needs of the business with the current cash on hand, future cash from operations and incremental proceeds from pending divestitures for the next twelve months from the date of issuance of these consolidated financial statements.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, its partially-owned subsidiaries, and those controlled by the Company by virtue of agreements, on a consolidated basis after the elimination of intercompany transactions and balances. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee, and when the Company has the ability to affect those returns through its power over the investee. The financial statements of entities controlled by the Company by virtue of agreements are fully consolidated from the date that control commences and deconsolidated from the date control ceases.

Investment in affiliates

The Company has investments in business entities, including general or limited partnerships, contractual ventures, or other forms of equity participation. The Company determines whether such investments involve a variable interest entity ("VIE") based on the characteristics of the subject entity. If the entity is determined to be a VIE and the Company is determined to be the primary beneficiary of the entity, the Company consolidates the VIE and the other party's equity interest in the VIE is accounted for as a noncontrolling interest.

The Company generally accounts for investments it makes in VIEs in which it has determined that it does not have a controlling financial interest but has significant influence over and holds at least a 20% ownership interest using the equity method. Any such investment not meeting the parameters to be accounted under the equity method would be accounted for using the cost method unless the investment had a readily determinable fair value, at which it would then be reported. Investments in unconsolidated VIEs are recorded in non-current assets on the consolidated balance sheets. Income from affiliates is immaterial for the period presented.

If an entity fails to meet the characteristics of a VIE, the Company then evaluates such entity under the voting model. Under the voting model, the Company consolidates the entity if they determine that they, directly or indirectly, have greater than 50% of the voting shares, and determines that other equity holders do not have substantive participating rights.

The Company assesses annually whether there is any objective evidence that its interest in associates is impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal, or value in use) and charged to the consolidated expense.

Non-controlling Interests

Non-controlling interests ("NCI") represent equity interests owned by outside parties. The Company elected to measure each NCI at its proportionate share of the recognized amounts of the acquiree's identifiable net assets. The share of net assets attributable to NCI are presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Total comprehensive income or loss of subsidiaries is attributed to the shareholders of the Company and to the NCI, even if this results in the NCI having a deficit balance.

Segment, geographic areas and customers information

The Company has determined that it operates in a single operating and reportable segment, the production and sale of cannabis. This is consistent with how the chief operating decision maker allocates resources and assesses performance. The Company's chief operating decision maker is the senior executive committee that includes the chief executive officer, the president, and the chief financial officer.

The Company's products have similar characteristics due to the same raw material ingredient (cannabis), similar nature of cultivation process, the type or class of customer and the regulatory nature of the industry.

The accounting policies of the production and sale of cannabis segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for this segment and decides how to allocate resources based on Adjusted EBITDA (non-GAAP measure) as well as net income that is reported on the income statement as consolidated net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The chief operating decision maker uses Adjusted EBITDA and net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the segment or into other parts of the Company. Adjusted EBITDA and net income are used to monitor budget versus actual results. The chief operating decision maker also uses Adjusted EBITDA and net income in competitive analysis by benchmarking to the Company's competitors. The competitive analysis along with the monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management's compensation.

For the years-ended December 31, 2024 and 2023, the segment's revenues, Adjusted EBITDA (non-GAAP measure) and net income/(loss) were $458,722 and $511,327; $54,711 and $69,645; and $(105,126) and $(174,287), respectively. Further details of the segment's revenues are included in footnote 2 under 'Revenue Recognition'. Further details of the segment's expenses are included in the Consolidated Statements of Operations and Comprehensive (Loss) and in footnote 22 under selling, general and administrative expenses. Further details of the segment's reconciliation between net income and Adjusted EBITDA are included in the Results of Operations, non-GAAP measures section of this Form 10-K.

There are no difference between segment revenues, Adjusted EBITDA (non-GAAP measure) and net income and the Company's consolidated revenues, Adjusted EBITDA and net income.

Revenues from transactions with no single external customer exceed 10% of the consolidated revenues.

Revenue earned outside of the United States of America is immaterial for the years ended December 31, 2024, 2023, and 2022. Long-lived assets located outside of the United States of America are immaterial as on December 31, 2024 and 2023.

Significant concentrations

The following table lists the states where the revenue represented 10% or more of the total revenue in the Company's consolidated statement of operations:

	December 31, 2024	December 31, 2023	December 31, 2022
Colorado	18.0%	17.0%	18.4%
Ohio	13.6%	*	*
Virginia	17.1%	16.5%	10.4%
New Jersey	11.0%	10.0%	*

* State's revenue is not greater than or equal to 10% of the total consolidated revenue during the specific period.

Functional currency

The Canadian dollar serves as the functional currency of the Parent. All of the Company's subsidiaries have the U.S. dollar as their functional currency. These consolidated financial statements are presented in U.S. dollars. The translation adjustment that arises as a result of the functional currency of the Parent being different than the subsidiaries is de minimis. Also, transaction gains and losses are not material.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, product and environmental liability. The Company records accruals for those loss contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. The Company records a contingent gain when all of the following conditions have been met: (a) the amount to be paid to the Company is known, (b) there is no potential for appeal or reversal, and (c) collectability is reasonably assured.

Business combinations

The Company accounts for business combinations under the acquisition method of accounting, which requires it to recognize separately from goodwill, the assets acquired and the liabilities assumed at fair value as of the acquisition date. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the Company's consolidated statements of operations. Accounting for business combinations requires the Company to make significant estimates and assumptions, especially at the acquisition date including estimates for intangible assets, contractual obligations assumed, pre-acquisition contingencies, and contingent consideration, where applicable. Although the Company believes the assumptions and estimates it has made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain acquired intangible assets under the income approach include growth in future expected cash flows from product sales, customer contracts, revenue growth rate, customer ramp-up period and discount rates. Unanticipated events and circumstances may occur that could affect the accuracy or validity of such assumptions, estimates or actual results.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments that are readily convertible into known amounts of cash. As of December 31, 2024 and 2023, the Company did not have any cash equivalents.

Restricted cash

Restricted cash primarily consists of escrow deposits related to acquisition activity and other contractual obligations.

Inventory

Inventory is comprised of raw materials, finished goods and work-in-progress such as pre-harvested cannabis plants and by-products to be extracted. The costs of growing cannabis, including but not limited to labor, utilities, nutrition and irrigation, are capitalized into inventory until the time of harvest.

Inventory is stated at the lower of cost or net realizable value, with cost determined using standard cost. Cost includes costs directly related to manufacturing and distribution of the products. These costs include raw materials, packaging, direct labor, overhead, shipping and the depreciation of manufacturing equipment and production facilities determined at normal capacity. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes. Net realizable value is determined as the estimated average selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. At the end of each reporting period, the Company performs an assessment of inventory obsolescence and to measure inventory at the lower of cost or net realizable value. Factors considered in the determination of obsolescence include slow-moving or non-marketable items.

Assets and liabilities held for sale

The Company classifies its long-lived assets and related liabilities to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company no longer records depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, considering factors such as economic and market conditions and the useful lives of assets.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset using the following terms and methods:

	Estimated Useful life
Buildings	40 years
Furniture and fixtures	5 years
Equipment	5 years
Computers and software	3 years
Leasehold improvements	Shorter of the life of the lease or economic life

The assets' residual values, useful lives and methods of depreciation are reviewed at the end of each reporting period and adjusted prospectively if appropriate. Construction in progress is measured at cost and reflects amounts incurred for property or equipment construction or improvements that have not been placed in service. Upon completion, construction in progress will be reclassified as building or leasehold improvements depending on the nature of the assets and depreciated over the estimated useful life of the asset. An item of equipment is de-recognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the statement of operations and comprehensive loss in the year the asset is de-recognized. Leasehold improvements are depreciated over the terms of the leases when placed in service.

Intangible assets and goodwill

The Company records goodwill and intangible assets acquired in business combination at their fair values, which are derived primarily using market and income approach valuation techniques. These measurements include the following key assumptions: (1) forecasted revenues, expenses and cash flows, (2) terminal period revenue growth and cash flows, (3) an estimated weighted average cost of capital, (4) assumed discount rates depending on the asset, (5) royalty rates, (6) start-up costs, (7) customer recurring revenue rates and (8) a tax rate. These assumptions are consistent with those that hypothetical market participants would use. Because the Company is required to make estimates and assumptions when evaluating goodwill and indefinite-lived intangible assets for impairment, actual transaction amounts may differ materially from these estimates. Additionally, if these estimates or their related assumptions change in the future, the Company may be required to record impairment for these assets.

Subsequent to acquisition, intangible assets are recorded at net of accumulated amortization and impairment losses, if any. Amortization of definite life intangible assets is recognized on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, as follows:

	Estimated Useful life
Licenses and Permits	10-15 years
Trademarks and Tradenames	5-10 years
Customer relationships	5-7 years

The estimated useful lives, residual values and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively.

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is allocated to each identified reporting unit based on groups of assets within specific regions and states and economic factors.

Goodwill is not amortized and is tested for impairment at least annually or more often, if and when circumstances indicate that goodwill may be impaired. This includes but is not limited to significant adverse changes in the business climate, market conditions, or other events that indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying value.

Goodwill-Intangibles impairment test

In accordance with the accounting standards, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test, and if impaired, the associated assets must be written down to fair value.

The quantitative impairment test for goodwill compares the fair value of a reporting unit with the carrying value of its net assets, including goodwill. If the fair value of the reporting unit is less than the carrying value of the reporting unit, an impairment charge would be recorded to the Company's operations, for the amount in which the carrying amount exceeds the reporting unit's fair value. The estimate of fair value requires the use of significant unobservable inputs, representative of a Level 3 fair value measurement. The Company determines fair values for each reporting unit using the income approach, when available and appropriate, the market approach, or a combination of both. The income approach involves forecasting projected financial information (such as revenue growth rates, profit margins, tax rates, working capital and capital expenditures) and selecting a discount rate that reflects the risk inherent in estimated future cash flows. Under the market approach, the fair value is based on observed market data. If multiple valuation methodologies are used, the results are weighted appropriately.

The Company performs an annual assessment of its goodwill in the fourth quarter of each fiscal year, or more frequently, to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in overall industry demand, that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount, including goodwill.

Recoverability of Long-lived Assets

The Company evaluates the recoverability of its long-lived tangible and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Such trigger events or changes in circumstances may include: a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used, a significant adverse change in legal factors or in the business climate, including those resulting from technology advancements in the industry, the impact of competition or other factors that could affect the value of a long-lived asset, a significant adverse deterioration in the amount of revenue or cash flows expected to be generated from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based upon estimated discounted future cash flows.

As further discussed in Note 19, the Company conducted an impairment analyses test at the Colorado and California reporting units level.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement and tax bases of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company routinely evaluates the likelihood of realizing the benefit of its deferred tax assets and may record a valuation allowance if, based on all available evidence, it determines that some portion of the tax benefit will not be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize all or a portion of its deferred tax assets in the future, a valuation allowance is recorded. If the company later realizes it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standards Codification ("ASC") 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than- not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Irrespective of indemnification clauses pertaining to unrecognized tax benefits related to the Company's acquisitions, the Company recognizes interest and penalties related to unrecognized tax benefits in the income tax expense.

Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. During the years ended December 31, 2024, 2023, and 2022 the Company incurred $3,945, $5,894, and $14,173 respectively in advertising and promotion costs, which are included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Sale-leaseback transactions

From time to time, the Company may enter into sale-leaseback transactions to finance certain property acquisitions and capital expenditures, pursuant to which the Company sells the property to a third party and agrees to lease the property back for a certain period of time. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluates whether it has transferred control to the third party in accordance with the revenue recognition guidance set forth in ASC 606. If the transfer of the asset is deemed to be a sale at market terms, the Company recognizes the transaction price for the sale based on the cash proceeds received, derecognizes the carrying amount of the underlying asset and recognizes a gain or loss in the consolidated statements of operations and comprehensive loss for any difference between the carrying value of the asset and the transaction price. The Company then accounts for the leaseback in accordance with its lease accounting policy. If the transfer of the asset is determined not to be a sale at market terms, the Company accounts for the transaction as a financing arrangement, and accordingly no equipment sale is recognized. The Company retains the historical costs of the property and the related accumulated depreciation on its books and continues to depreciate the property over the lesser of its remaining useful life or its initial lease term. The asset is presented within property and equipment, net on the consolidated balance sheets. All proceeds from these transactions are accounted for as finance obligations and presented as non-current obligation on the consolidated balance sheets. A portion of the lease payments is recognized as a reduction of the financing obligation and a portion is recognized as interest expense based on an imputed interest rate.

Right of use assets and lease liability

The Company has entered into lease agreements for certain facilities, vehicles and equipment, which provide the right to use the underlying asset and require lease payments over the term of the lease. At inception of the lease agreement, the Company assesses whether the agreement conveys the right to control the use of an identified asset for a period in exchange for consideration, in which case it is classified as a lease. Each lease is further analyzed to check whether it meets the classification criteria of a finance or operating lease. All identified leases are recorded on the consolidated balance sheet with a corresponding lease right-of-use asset, net, representing the right to use the underlying asset for the lease term and the operating lease liabilities representing the obligation to make lease payments arising from the lease. The Company has elected not to recognize lease assets and lease liabilities for short-term leases (leases with a term of 12 months or less) and leases of low-value assets. Lease right-of-use assets, net and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term and include options to extend or terminate the lease when they are reasonably certain to be exercised. The present value of lease payments is determined primarily using the incremental borrowing rate based on the information available as of the lease commencement date.

Lease expense for operating leases is recorded on a straight-line basis over the lease term and variable lease costs are recorded as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. Finance lease interest expense is recognized based on an effective interest method and depreciation of assets is recorded on a straight-line basis over the shorter of the lease term and useful life of the asset. Both operating and finance lease right of use assets are reviewed for impairment, consistent with other long-lived assets, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. After a right of use asset is impaired, any remaining balance of the asset is amortized on a straight-line basis over the shorter of the remaining lease term or the estimated useful life.

Revenue recognition

Performance Obligations

The Company recognizes revenue from sales when it satisfies its performance obligations by transferring control of promised products to its customers, which occurs at a point in time when the customer obtains the ability to direct the use of and obtain substantially all of the remaining benefits from the products. Revenue from the Company's retail business is recognized when the customer takes physical possession of the products, which occurs at the point of sale for merchandise purchased at the Company's own retail stores, or upon shipment for merchandise ordered through online websites. Such revenues are recorded net of estimated returns based on historical trends.

Revenue from the Company's wholesale business is generally recognized upon shipment of products, at which point title passes and risk of loss is transferred to the customer.

The Company's revenues are disaggregated as follows:

| | | Year Ended | |
	December 31, 2024	December 31, 2023	December 31, 2022
Dispensary	$ 389,287	$ 448,771	$ 438,879
Cultivation and wholesale	69,435	62,526	72,580
Other	—	30	119
	$ 458,722	$ 511,327	$ 511,578

The Company recognizes revenue in an amount that reflects the consideration it expects to be entitled to in exchange for the performance obligations. Revenue is recorded net of discounts and unearned revenue from the Company's loyalty programs. During the years ended December 31, 2024, 2023, and 2022, the Company netted discounts of $134,225, $146,134, and $106,765, respectively, against the revenues. Discounts are provided by the Company during promotional days or weekends. Discounts are also provided to employees, seniors and other categories of customers and may include price reductions and coupons. Variable consideration is estimated in the transaction price at contract inception based on current sales levels and historical experience using the expected value method, subject to constraint. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company's credit policy.

Sales taxes collected from customers are remitted to the appropriate taxing jurisdictions as they become due, and are excluded from sales revenue as the Company considers itself a pass-through conduit for collecting and remitting sales taxes. Freight revenues on all product sales, when applicable, are also recognized, on a consistent manner, at a point in time. The term between invoicing and when payment is due is not significant and the period between when the entity transfers the promised good or service to the customer and when the customer pays for that good or service is one year or less.

The Company generates an immaterial amount of revenue from services such as management fee revenues and interest on overdue amounts on the Company's National Credit card ("CNC Cards"). Management fee revenue is recognized over time as the recipient of management services derives value from the services provided. The interest on overdue amounts on the CNC Cards is recognized as interest income over time.

During the years ended December 31, 2024, 2023 and 2022, the Company earned revenue of $0, $4,064 and $4,520 from the CNC program. These revenues are included in the retail revenues mentioned above. As of December 31, 2024, 2023 and 2022, in connection with the revenues generated from the CNC card, the Company has accounts receivable of $0, $1,421 and $1,437, net of an allowance of bad debts of $488, $970 and $638. These receivables are included within the line item on the consolidated balance sheets. During the years ended December 31, 2024, 2023 and 2022, the Company incurred expenses of $0, $504, and $454 in connection with the administration of the CNC program. These expenses are included within the selling, general and administrative expenses in the consolidated statement of operations and comprehensive loss. Interest on overdue amounts on the CNC card is immaterial.

Loyalty Points Reward Programs

In certain of its markets, the Company offers a loyalty reward program to its dispensary customers. The Company offers its customers loyalty points rewards program that allows its customers to earn discounts on future purchases. Loyalty points are earned when a qualifying purchase is made. When a customer attains a certain number of points, the customer can redeem the credits on his/her next in-store purchase, up to a certain annual minimum. Loyalty points not redeemed expire automatically after six months from the date which they were earned.

A portion of the revenue generated in a sale is allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire.

Deferred Income

Deferred income represents cash payments received in advance of the Company's transfer of control of products or services to its customers and generally consists of unearned revenue from the Company's loyalty programs. The Company's deferred income balances were $919 and $3,159 as of December 31, 2024 and 2023, respectively, and were recorded within accrued expenses and other current liabilities in the consolidated balance sheets.

During the year ended December 31, 2024, the Company recognized $3,159 as net revenue from amounts recorded as deferred income in prior periods. During the years ended December 31, 2023, and 2022 the company recognized $647 and $12,890 respectively as net revenues from amounts recorded as deferred income in prior periods. The deferred income balance as of December 31, 2024 is expected to be recognized as revenue within the next twelve months.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at cost less an allowance for credit losses that are not expected to be recovered. The Company recognizes the allowance for credit losses at inception of the receivable and reassesses at every reporting date based on the asset's expected collectability. The allowance is based on multiple factors including historical experience of uncollectible accounts, the credit quality of the customer, the aging of such receivables and current macroeconomic conditions as well as expectations of conditions in the future, if applicable. The Company's allowance for credit losses is based on the assessment of the collectability of assets pooled together with similar risk characteristics. In recording a provision, the Company also considers expected credit losses based on a historical loss-rate method based on the ratio of its historical write-offs to its average trade accounts receivable. At each reporting period, the Company assesses whether financial assets in a pool continue to display similar risk characteristics. If particular receivables no longer display risk characteristics that are similar to those of the receivables in the pool, the Company may determine that it should move those receivables to a different pool or perform an individual assessment of expected credit losses for those specific receivables.

The Company's accounts receivable are short-term in nature and written off only when all collection attempts have failed. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery in accordance with the Company's accounting policy election. The total amount of write offs was immaterial to the financial statements as a whole for the year ended December 31, 2024.

Sales taxes

Sales taxes collected from customers are excluded from revenues.

Cost of goods sold

Cost of goods *sold* includes the amounts incurred to acquire and produce inventory for sale to the Company's customers, including costs of purchased materials, freight charges, depreciation, direct labor and other employment costs, cultivation facility costs, excise taxes and changes in reserves for obsolescence and inventory realizability.

These costs are reflected in the Company's consolidated statements of operations and comprehensive loss when the product is sold and net sales revenues are recognized or, in the case of inventory write-downs, when circumstances indicate that the carrying value of inventories is in excess of their recoverable value.

Equity-based payment arrangements

The Company **measures** all equity-based payment arrangements to employees and directors in accordance with ASC 718, *Compensation– Stock Compensation*. The Company's stock-based compensation cost is measured based on the fair value at the grant date of the stock-based award. It is recognized as expense over the requisite service period, which generally represents the vesting period. Forfeitures are recognized as they occur. The Company estimates the fair value of each stock-based award on its measurement date using either the current market price of the stock. Changes in assumptions used to estimate fair value could result in materially different results.

Expense for performance restricted stock awards is recognized based upon the fair value of the awards on the date of grant and the number of shares expected to vest based on the terms of the underlying award agreement and the requisite service period(s).

Equity classified common stock warrants

The Company classifies certain warrants for the purchase of shares of its common stock as equity on its consolidated balance sheets as these warrants are considered indexed to the Company's shares of Common Stock. For warrants that do not meet the criteria of a liability warrant and are classified on the Company's consolidated balance sheets as equity instruments, the Company uses the Black-Scholes model to measure the value of the warrants at issuance.

Convertible debt

The identification of convertible debt components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement. The separation of the components affects the initial recognition of the convertible debt at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on several assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Financial instruments

The Company follows the guidance in FASB ASC 820, *Fair Value Measurements and Disclosures*, or ASC 820, which defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchygives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company may engage third party qualified valuers to perform the valuation. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company may engage third-party qualified valuers to perform the valuation. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3.

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity. Financial assets and financial liabilities are recognized in the consolidated balance sheets at the time the Company becomes a party to the contractual provisions of the financial instrument.

Initial measurement of financial assets and financial liabilities

Financial assets and liabilities are recognized at fair value upon initial recognition plus any directly attributable transaction costs when not subsequently measured at fair value through profit or loss.

Subsequent measurement

Measurement in subsequent periods is dependent on the classification of the financial instrument. The Company classifies its financial instruments in the following categories: at fair value through profit or loss, loans and receivables, held to maturity, available for sale, and other financial liabilities. The Company's Level 3 financial instruments include the derivative liability associated with the convertible note payable issued to stockholders (see Note 5).

Loss on conversion of Convertible Debt

Under the terms of the Company's Convertible Debt, the Company is permitted to offer additional incentives to the convertible debt holders as an inducement to convert their convertible debt into common shares. The additional incentive offered to the convertible debt holders is accounted for by the Company by recognizing a loss on conversion equal to the fair value of additional shares that were issued as a result of the incentive program. The difference between the net book value of the debt that is converted, and the inducement loss is credited to equity. The reduction in the derivative liability relating to the embedded conversion feature within the Convertible Debt is also credited to equity.

Accounting for Real Estate Asset Acquisitions

The Company's real estate acquisitions are generally accounted for as asset acquisitions as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The Company records the cost of assets acquired based on the cost of the acquisition, which is the consideration the transferred to the seller(s) and generally includes direct transaction costs related to the acquisition.

Recently adopted accounting pronouncements

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The update among other things clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The update is effective for fiscal years beginning after December 15, 2021. The update was effective for fiscal years beginning after December 15, 2021. This ASU did not have a material impact on the Company's consolidated financial statement.

In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. This update defers the Sunset Date of ASC Topic 848, Reference Rate Reform (Topic 848), which provides temporary optional relief in accounting for the impact of Reference Rate Reform. This update is effective upon issuance and generally can be applied through December 31, 2024. This ASU did not have a material impact on the Company's consolidated financial statements.

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements. The FASB amended ASC 842 to provide a practical expedient that allows private companies and certain not-for-profits to use the written terms and conditions of a common control arrangement to determine whether a lease exists and to classify and account for the lease. The amendments also require all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control at the end of the lease. The guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. This ASU did not have a material impact on the Company's consolidated financial statements.

In March 2023, the FASB issued ASU 2023-02, Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures using the Proportional Amortization Method. The FASB issued final guidance allowing entities to apply the proportional amortization method to equity investments in all tax credit programs that meet the conditions in ASC 323-740, rather than just investments in qualified affordable projects that generate low income housing tax credits, as was required under the legacy guidance. The guidance is effective for public business entities for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. This ASU did not have a material impact on the Company's consolidated financial statements.

In July 2023, the FASB issued ASU 2023-03, Presentation of Financial Statements (Topic 205), Income Statement-Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation-Stock Compensation (Topic 718). This ASU amends various SEC paragraphs within the codification to conform to past announcements and guidance issued by the SEC. This ASU does not provide any new guidance; as such, there is not a transition date or effective date associated with it. This ASU did not have a material impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280). This ASU requires public entities to provide disclosures of significant segment expenses and other segment items. It also requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment will have to provide all the disclosures required by ASC 280, including the significant segment expense disclosures. This guidance is applied retrospectively to all periods presented, unless it is impractical. This ASU applies to all public entities and is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is permitted. The Company has adopted ASU 2023-07, Segment Reporting (Topic 280).

Accounting pronouncements not yet adopted

In August 2023, the FASB issued 2023-05, Business Combinations-Joint Venture Formations (Subtopic 805-60); Recognition and Initial Measurement. This ASU contains guidance requiring certain joint ventures to apply a new basis of accounting upon formation by recognizing and initially measuring most of their assets and liabilities at fair value. This guidance is effective for all joint venture formations with a formation date on or after January 1, 2025. Early adoption is permitted. Joint Ventures formed before the effective date have the option to apply it retrospectively, while those formed after the effective date are required to apply it prospectively. The Company is evaluating the impact of this update on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements, "Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative." This ASU amends the disclosure or presentation requirements related to various subtopics in the FASB codification. This applies to all entities within the scope of the amended subtopics.

Codification subtopics include:

-ASC 230-10 "Statement of Cash Flows"
-ASC 250-10 "Accounting Changes and Error Corrections"
-ASC 260-10 "Earnings Per Share"
-ASC 270-10 "Interim Reporting"
-ASC 440-10 "Commitments"
-ASC 470-10 "Debt"
-ASC 505-10 "Equity"
-ASC 815-10 "Derivatives and Hedging"
-ASC 860-30 "Transfers and Servicing: cured Borrowing and Collateral"
-ASC 932-235 "Extractive Activities-Oil and Gas: Notes to Financial Statements"
-ASC 946-20 " Financial Services-Investment Companies: Investment Company Activities"
-ASC 974-10 " Real Estate Investment Trusts"

The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in this Update should be applied prospectively. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Company is evaluating the impact of this update on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740). This ASU requires public business entities to disclose in their rate reconciliation table additional categories of information about income taxes paid, including certain disclosures that would be disaggregated by jurisdiction and other categories. This ASU is effective for public entities for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025. For all other entities, this ASU is effective for fiscal years after December 15, 2024 and for interim periods beginning after December 15, 2026. Early adoption would be permitted. The Company is evaluating the impact of this update on its consolidated financial statements.

In January 2024, the FASB issued ASU 2024-01, Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interests and Similar Awards, which clarifies the scope and application of profits interest awards under ASC 718 by providing illustrative guidance. The amendments apply to all entities that account for profits interest awards as compensation for services provided by employees or non-employees. The amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years, for public entities, and for fiscal years beginning after December 15, 2025, for all other entities, with early adoption permitted. The Company is currently assessing the impact of adopting this guidance on its financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements: Amendments to Remove References to the Concepts Statements. Since the Concept Statements are not considered authoritative and do not establish Generally Accepted Accounting Principles (GAAP), the ASU eliminates references to these statements from the codification. The amendments are effective for public entities for fiscal years beginning after December 15, 2024, and for all other entities for fiscal years beginning after December 15, 2025, with early adoption permitted. The Company does not anticipate a material impact on its financial reporting as a result of adopting this ASU

ASU 2024-03, Disaggregation of Income Statement Expenses, was issued in November 2024 and requires public business entities to disaggregate certain income statement expense captions in the footnotes of the financial statements. Specifically, entities must provide disclosures that separately present expenses related to purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion (including depreciation, depletion, and amortization for oil and gas producing activities). While this ASU does not change the presentation of expense captions on the face of the income statement, it requires detailed disclosures in the notes to the financial statements. The amendments are effective for fiscal years beginning after December 15, 2026 , and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Management is evaluating the impact of this standard on its financial disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which provides clarification on the accounting treatment of convertible debt settlements that occur under terms differing from those of the original instrument. The amendments specify that if the settlement is considered an induced conversion, an entity must recognize an inducement expense at the offer acceptance date. Conversely, if the settlement is treated as a debt extinguishment, an entity must recognize a gain or loss at the extinguishment date. This ASU is effective for all entities for fiscal years beginning after December 15, 2025, including interim periods within those years, with early adoption permitted. The Company is in the process of assessing the potential impact of this ASU on its debt accounting policies.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board is issuing this Update to clarify the effective date of Accounting Standards Update No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendment in this Update applies to all public business entities but only potentially affects non-calendar year-end entities. The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Company does not anticipate a material impact on its financial reporting as a result of adopting this ASU.

The Company will continue to monitor the development of these standards and intends to adopt them in accordance with their respective effective dates. Additional disclosures will be provided in future filings as the Company finalizes its assessment of these standards' impacts.

Critical accounting estimates and judgments

The preparation of the Company's financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues and expenses. These estimates and judgements are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Financial statement areas that require significant assessments and judgements are as follows:

(1) Estimated useful lives, impairment considerations and amortization of property and equipment, intangible assets – amortization of property and equipment and intangible assets is dependent upon estimates of useful lives based on management's judgment.

(2) Goodwill and intangible asset impairment testing require management to make estimates in the impairment testing model. On at least an annual basis, the Company assesses whether goodwill is impaired. Impairment of definite long-lived assets is influenced by judgment in defining a reporting unit and determining the indicators of impairment, and estimates used to measure impairment losses.

(3) The reporting unit's fair value is determined using discounted future cash flow models, which incorporate assumptions regarding future events, specifically future cash flows, growth rates and discount rates.

(4) Stock-based compensation – The fair value of stock-based compensation expenses is estimated using the Black-Scholes option pricing model and rely on a number of assumptions including the fair value of common shares on the grant date, risk-free rate, volatility rate, annual dividend yield, the expected term, and the estimated rate of forfeiture of options granted. Volatility is estimated by using the historical volatility of the Company.

(5) Deferred taxes- Valuation allowance estimates on deferred tax assets.

3. REVERSE TAKEOVER TRANSACTION

On November 21, 2018, CGGC entered into a merger agreement with Columbia Care LLC (the "Merger Agreement") providing for the merger (the "Merger") of Columbia Care LLC with a newly-formed subsidiary of CGGC. On April 26, 2019, (the "Acquisition Date") the Company completed the merger. Under the terms of the Merger Agreement, CGGC acquired all of the issued and outstanding ownership interests of Columbia Care LLC in exchange for the issuance of common shares and proportionate voting shares in the capital of CGGC.

4. INVENTORY

Details of the Company's inventory are shown in the table below:

	December 31, 2024	December 31, 2023
Accessories and supplies	$ 1,064	$ 1,158
Work-in-process - cannabis in cures and final vault	66,933	86,396
Finished goods - dried cannabis, concentrate and edible products	26,519	24,079
Total inventory	$ 94,516	$ 111,633

5. CURRENT AND LONG-TERM DEBT

Current and long-term obligations, net, are shown in the table below:

	December 31, 2024	December 31, 2023
2026 Notes	$ 185,000	$ 185,000
Term debt	—	13,228
2027 Convertible Notes	25,450	—
2025 Convertible Notes	59,500	74,500
Mortgage Note	42,923	43,500
Acquisition related promissory notes	—	1,500
	312,873	317,728
Unamortized debt discount	(6,156)	(6,598)
Unamortized deferred financing costs	(4,744)	(7,747)
Total debt, net	301,973	303,383
Less current portion, net*	(52,461)	(5,905)
Long-term portion	$ 249,512	$ 297,478

* The current portion of the debt includes scheduled payments on the mortgage notes, acquisition related promissory notes and acquisition related notes payable, net of corresponding portions of the unamortized debt discount and unamortized deferred financing costs.

The Company was in compliance with all financial covenants and was not in default of any provisions under any of its debt arrangements as of December 31, 2024.

2026 Notes

On February 3, 2022, the Company closed a private placement (the "February 2022 Private Placement") of $185,000 aggregate principal amount of 9.50% senior-secured first-lien notes due 2026 (the "2026 Notes") and received aggregate gross proceeds of $153,250. The 2026 Notes are senior secured obligations of the Company and were issued at 100.0% of face value. The 2026 Notes accrue interest in arrears which is payable semi-annually and mature on February 3, 2026, unless earlier redeemed or repurchased. The Company may redeem the 2026 Notes at par, in whole or in part, on or after February 3, 2024, as more particularly described in the fourth supplemental trust indenture governing the 2026 Notes. In connection with the offering of the 2026 Notes, the Company exchanged $31,750 of the Company's existing 13.0% senior secured first-lien notes (the "13.0% Term Debt"), pursuant to private agreements in accordance with the trust indenture, for an equivalent amount of 2026 Notes plus accrued but unpaid interest and any negotiated premium thereon.

The premium and paid interest were paid out of funds raised from the February 2022 Private Placement. The total unamortized debt and debt issuance costs of $2,153, related to the modified portion of the 13.0% Term Debt, will be amortized over the term of the 2026 Notes using the effective interest method. The Company incurred $7,189 in creditor fees in connection with the modified 13.0% Term Debt and 2026 Notes and $301 in third-party legal fees related to 2026 Notes which were capitalized and will be amortized over the term of the 2026 Notes using the effective interest rate method.

2024 Notes

As further described in Note 5 under the sub-heading "Term debt" of the Financial Statements incorporated by reference in the Company's Form 10-K for the year ended December 31, 2023, on October 23, 2023, the Company retired $25 million of its 13% Notes due May 2024 (the "2024 Notes") through a proportional redemption process.
The 2024 Notes were paid in full on May 14, 2024. The Company incurred financing costs of $3,373 in connection with the issuance of these 2024 Notes.

March 2027 Convertible Notes

On March 19, 2024, the Company closed a private placement (the "March 2024 Private Placement") of $25.75 million aggregate principal amount of 9.0% senior-secured first-lien notes due 2027 (the "2027 Notes") and received aggregate gross proceeds of $15.6 million. The 2027 Notes are senior secured obligations of the Company and were issued at 80.0% of face value. The 2027 Notes accrue interest in arrears which is payable semi-annually and mature on March 19, 2027. In connection with the offering of the 2027 Notes, the Company exchanged $5 million of the Company's existing 6.0% 2025 Convertible Notes. Through December 31, 2024, 983.604 shares were issued to convert $300 principal.

The principal amount of the 2027 Convertible Notes and the conversion price are denominated in U.S. dollars. As the functional currency of the Company is Canadian dollars, the amount of the liability to be settled depends on the applicable foreign exchange rate on the date of settlement. The 2027 Convertible Notes therefore represent an obligation to issue a fixed number of shares for a variable amount of liability. Due to this conversion feature within the 2027 Convertible Notes, the Company is unable to obtain an exception from derivative accounting. Accordingly, this conversion feature was accounted for as an embedded derivative liability and measured at fair value of $2,632 on the date of issuance of debt with a corresponding debt discount and debt issuance costs of $5,952, reflected as a reduction to the carrying value of the 2027 Notes. The Company fair values the derivative liability at each balance sheet date. Changes in fair value of the embedded derivative are recognized in the condensed consolidated statements of operations and comprehensive loss. The debt premium and debt issuance costs is amortized over the term of the 2027 Notes. Notes are impacted by the 2025 Debt Transaction.

2025 Convertible Notes

On June 29, 2021, the Company completed an offering of 6.0% Secured Convertible Notes Due 2025 ("2025 Convertible Notes") for an aggregate principal amount of $74.5 million. The 2025 Convertible Notes are senior secured obligations of the Company and will accrue interest payable semiannually in arrears and mature on June 29, 2025, unless earlier converted, redeemed, or repurchased. The 2025 Convertible Notes shall be convertible, at the option of the holder, from the date of issuance until the date that is 10 days prior to their maturity date into Common Shares of the Company at a conversion price equal to $6.49 payable on the business day prior to the date of conversion, adjusted downwards for any cash dividends paid to holders of Common Shares and other customary adjustments. The Company may redeem the 2025 Convertible Notes at par, in whole or in part, on or after June 29, 2023, if the volume weighted average price of the Common Shares trading on the Canadian Stock Exchange or Cboe Canada for 15 of the 30 trading days immediately preceding the day on which the Company exercises its redemption right, exceeds 120.0% of the conversion price of the 2025 Convertible Notes at a Redemption Price equal to 100.0% of the principal amount of the 2025 Convertible Notes redeemed, plus accrued but unpaid interest, if any, up to but excluding the Redemption Date.

The 2025 Convertible Notes require interest-only payments until June 29, 2025, at a rate of 6.0% per annum, payable semi-annually in June and December and commencing in December 2021. The 2025 Convertible Notes are due in full on June 29, 2025. The Company incurred financing costs of $3,190 in connection with the 2025 Convertible Notes. The principal amount of the 2025 Convertible Notes and the conversion price are denominated in U.S. dollars. As the functional currency of the Company is Canadian dollars, the amount of the liability to be settled depends on the applicable foreign exchange rate on the date of settlement. The 2025 Convertible Notes therefore represent an obligation to issue a fixed number of shares for a variable amount of liability. Due to this conversion feature within the 2025 Convertible Notes, the Company is unable to obtain an exception from derivative accounting. Accordingly, this conversion feature was accounted for as an embedded derivative liability and measured at fair value of $15,099 on the date of issuance of debt with a corresponding debt discount, reflected as a reduction to the carrying value of the 2025 Convertible Notes. The Company fair values the derivative liability at each balance sheet date. Changes in fair value of the embedded derivative are recognized in the consolidated statements of operations and comprehensive loss. The debt discount is amortized over the term of the 2025 Convertible Notes.

January 2024 Debt Exchange

On January 22, 2024, the Company entered into the Exchange Agreement, as amended on June 30, 2024 and September 30, 2024, (as amended, the "Exchange Agreement"), with certain holders (the "Holders") of the Company's 6.0% senior secured 2025 Convertible Notes, pursuant to which the Company agreed to the Repurchase of up to $25 million principal amount of the 2025 Convertible Notes in exchange for Common Shares (the "January 2024 Debt Exchange").

Pursuant to the terms of the Exchange Agreement, the Holders agreed to:

*   by January 31, 2024, transfer $5 million principal amount of 2025 Convertible Notes in consideration of Common Shares issued at a price per Common Share equal to the greater of C$0.41 per Common Share and the 12.5% discount to the 5 days volume weighted average price of the Common Shares on Cboe prior to receipt of a Transfer notice;

*   provided that the five-day volume weighted average price of the Common Shares on the Exchange is greater than C$0.47 as of the close of trading at 4:01pm on January 31, 2024, transfer $5 million principal amount of 2025 Convertible Notes in consideration of Common Shares issued at the Initial Exchange Price on or prior to February 29, 2024; and

*   provided that the February Exchange is completed and the daily volume weighted average price of the Common Shares on Cboe is greater than C$0.87 for 5 consecutive trading days, provided that, the trading volume of the Common Shares on Cboe was equal to or greater than 600,000 Common Shares on the applicable trading dates, from the period commencing on January 1, 2024 and ending on December 31, 2024), transfer in three separate equal tranches, an aggregate of $15 million principal amount of 2025 Convertible Notes in consideration of Common Shares issued at a price per Common Share equal to the greater of C$0.57 per Common Share and the 12.5% discount to the 5 days volume weighted average price of the Common Shares on Cboe prior to receipt of a Transfer notice, in each case, subject to adjustment in certain instances, on or prior to December 31, 2024.

Through December 31, 2024, $10 million of the potential $25 million exchange had been completed, with approximately $10 million remaining available for exchange as $5 million were separately exchanged into the Company's 2025 Notes, as described above. The term of the Exchange Agreement expired as of January 31, 2025.

Mortgages

In December 2021, the Company entered into a term loan and security agreement with a bank. The agreement provides for a $20,000 mortgage on real property in New York and carries interest at a variable rate per annum equal to the Wall Street Prime Rate ("Index") plus 2.25%. The debt is repayable in 59 monthly installments and a final balloon payment due on January 1, 2027, which is estimated at $18,133 as of December 31, 2024. In connection with this mortgage, the Company incurred financing costs of $655. In June 2022, the Company entered into a term loan and security agreement with a bank. The agreement provides for a $16,500 mortgage on real property in New Jersey and carries interest at a variable rate per annum equal to the Index plus 2.25%. The debt is repayable in 59 monthly installments and a final balloon payment due on July 15, 2027, which is estimated at $15,734 as of December 31, 2024. In connection with this mortgage, the Company incurred financing costs of $209.

On August 10, 2023, the Company entered into two term loans and security agreements with a bank as follows:

* The first agreement provides for a $6,250 mortgage on real property in Maryland and carries interest at a variable rate per annum equal to the Index plus 2.25%. The debt is repayable in 59 monthly installments and matures in August 2028. In connection with this mortgage, the Company incurred financing costs of $195 and netted $2,903 after the repayment of a prior outstanding mortgage on the property.

* The second agreement provides for a $1,800 mortgage on real property in Delaware and carries interest at a variable rate per annum equal to the Index plus 2.25%. The debt is repayable in 59 monthly installments and matures in August 2028. In connection with this mortgage, the Company incurred financing costs of $77 and netted $1,723.

The following table summarizes the scheduled principal payments on the Company's outstanding indebtedness as of December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
2027 Convertible Notes	$ —	$ —	$25,450	$ —	$—	$ —	$ 25,450
2025 Convertible Notes	59,500	—	—	—	—	—	59,500
2026 Notes	—	185,000	—	—	—	—	185,000
Mortgages Notes	720	16,484	18,050	7,669	—	—	42,923
	$60,220	$201,484	$43,500	$7,669	$—	$ —	$312,873

The Company was in compliance with all financial covenants and was not in default of any provisions under any of its debt arrangements as of December 31, 2024.

The following table presents information about the current and long-term debt obligations of the Company as of December 31, 2024:

	Balance, January 1	Borrowing	Acquisition related	Conversion/Exchanges	Repayments	Balance, December 31
Term debt	$ 13,228	$ —	$ —	$ —	$ (13,228)	$ —
2025 Convertible Notes	74,500	—	—	(10,000)	(5,000)	59,500
Mortgages Notes	43,500	—	—	—	(577)	42,923
2026 Notes	185,000	—	—	—	—	185,000
2027 Convertible Notes	—	25,750	—	(300)	—	25,450
Acquisition related promissory notes	1,500	—	—	—	(1,500)	—
	$317,728	$ 25,750	$ —	$ (10,300)	$ (20,305)	$ 312,873

The following table summarizes the scheduled principal payments on the Company's outstanding indebtedness as of December 31, 2023:

	Balance, January 1	Borrowing	Acquisition related	Conversion/Exchanges	Repayments	Balance, December 31
Term debt	$ 38,215	$ —	$ —	$ —	$ (24,987)	$ 13,228
2025 Convertible Notes	74,500	—	—	—	—	74,500
Mortgages Notes	35,965	8,050	—	—	(515)	43,500
2023 Convertible Notes	5,600	—	—	—	(5,600)	—
2026 Notes	185,000	—	—	—	—	185,000
Acquisition related real estate notes	7,000	—	—	—	(7,000)	—
Acquisition related promissory notes	3,000	—	—	—	(1,500)	1,500
Acquisition related note payable	3,214	—	—	—	(3,214)	—
	$352,494	$ 8,050	$ —	$ —	$ (42,816)	$ 317,728

The Company was in compliance with all financial covenants and was not in default of any provisions under any of its debt arrangements as of December 31, 2024 and December 31, 2023.

Total interest and amortization expense on the Company's debt obligations for the years ended December 31, 2024, 2023 and 2022 were as follows:

	December 31, 2024	Year Ended December 31, 2023	December 31, 2022
Interest expense on debt	$ 29,573	$ 41,900	$ 40,123
Amortization of debt discount	$ 5,592	$ 5,783	$ 5,327
Amortization of debt premium	$ —	$ —	$ (164)
Amortization of debt issuance costs	$ 3,805	$ 3,569	$ 3,425
Other interest (expense) income, net	$ (992)	$ (565)	$ (362)
Total interest expense, net	$ 37,978	$ 50,687	$ 48,349

The weighted average interest rate on the Company's indebtedness was 8.85%.

2025 Debt Transaction

On February 27, 2025, the Company entered into a support agreement (the "**Support Agreement**") with certain holders (the "**Supporting Noteholders**") representing approximately 61% of the aggregate principal amount of issued Senior Notes (as defined below) regarding the exchange of their Senior Notes for new notes having a later maturity date and additional covenants, all as described herein (the "**2025 Debt Transaction**"). The Senior Notes consist of: (i) the six percent (6.0%) Senior Secured Convertible Notes due June 29, 2025 for an aggregate amount of US$59.5 million (the "**2025 Notes**"); (ii) the nine and one half percent (9.5%) Senior Secured First-Lien Notes due February 3, 2026 for an aggregate amount of US$185 million (the "**2026 Notes**"); and (iii) the nine percent (9.0%) Senior Secured Convertible Notes due March 19, 2027 for an aggregate amount of US$25.55 million (the "**2027 Notes**", and together with the 2025 Notes and the 2026 Notes, the "**Senior Notes**"). Under the terms of the 2025 Debt Transaction, among other provisions, the holders of the 2025 Notes and the 2026 Notes will exchange their Senior Notes for an equal principal amount of 9.25% senior secured notes due December 31, 2028 (subject to two six-month extension options available to the Company upon payment of a 0.50% fee, payable in cash) (the "**New Senior Notes**") and the holders of the 2027 Notes will be given the right to elect to receive either (i) an equal principal amount of New Senior Notes or (ii) an equal principal amount of newly issued 9.0% convertible notes, which will have the same conversion price as the existing 2027 Notes but will have the same extended maturity date as the New Senior Notes (the "**New Convertible Notes**", and together with the New Senior Notes, the "**New Notes**").

6.   ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Trade accounts receivable	$ 27,657	$ 15,963
Other receivables	785	6,150
Total trade accounts and other receivables	28,442	22,113
Less: allowance for credit losses	(6,754)	(6,512)
Accounts receivable, net	$ 21,688	$ 15,601

Changes in the Company's allowance for credit losses were as follows:

	December 31, 2024	December 31, 2023
Allowance for credit losses as of January 1,	$ (6,512)	$ (3,142)
Provision	(5,026)	(3,327)
Charge-offs and recoveries	4,784	—
Other adjustments	—	(43)
Allowance for credit losses as of December 31,	$ (6,754)	$ (6,512)

7. PROPERTY AND EQUIPMENT

Details of the Company's property and equipment and related depreciation expense are summarized in the tables below:

	December 31, 2024	December 31, 2023
Land and buildings	$ 115,277	$ 115,277
Furniture and fixtures	6,804	10,981
Equipment	34,367	43,123
Computers and software	2,363	4,033
Leasehold improvements	155,529	207,846
Construction in process	6,565	33,429
Total property and equipment, gross	320,905	414,689
Less: Accumulated depreciation	(92,509)	(116,191)
Total property and equipment, net	$ 228,396	$ 298,498

	December 31, 2024	December 31, 2023	December 31, 2022
Total depreciation expense	$ 29,003	$ 34,286	$ 32,059
Included in:			
Costs of sales related to inventory production	$ 18,239	$ 20,225	$ 18,565
Selling, general and administrative expenses	$ 10,764	$ 14,061	$ 13,494

A reconciliation of the beginning and ending balances of property and equipment are summarized in the tables below:

Cost	Land and buildings	Furniture and fixtures	Equipment	Computers and software	Leasehold improvements	Construction in process	Total
Balance, December 31, 2023	$115,277	$ 10,981	$ 43,123	$ 4,033	$ 207,846	$ 33,429	$414,689
Additions	—	—	243	19	43	5,549	5,854
Impairments	—	(204)	(232)	(46)	(1,747)	(17)	(2,246)
Disposals	—	(90)	(5)	(101)	(974)	—	(1,170)
Transferred from assets held for sale	—	(3,883)	(9,019)	(1,542)	(80,034)	(1,744)	(96,222)
Other transfers	—	—	257	—	30,395	(30,652)	—
Balance, December 31, 2024	$115,277	$ 6,804	$ 34,367	$ 2,363	$ 155,529	$ 6,565	$320,905

Accumulated depreciation	Land and buildings	Furniture and fixtures	Equipment	Computers and software	Leasehold improvements	Construction in process	Total
Balance, December 31, 2023	$(5,979)	$ (6,730)	$ (26,101)	$ (2,627)	$ (74,754)	$ —	$(116,191)
Depreciation	(2,563)	(1,588)	(6,341)	(642)	(17,869)	—	(29,003)
Impairments		189	207	42	1,687		2,125
Disposals	—	199	5	65	2,686	—	2,955
Transferred from assets held for sale	—	2,449	7,380	1,090	36,686	—	47,605
Balance, December 31, 2024	$(8,542)	$ (5,481)	$ (24,850)	$ (2,072)	$ (51,564)	$ —	$ (92,509)

Cost	Land and buildings	Furniture and fixtures	Equipment	Computers and software	Leasehold improvements	Construction in process	Total
Balance, December 31, 2022	$128,389	$ 8,773	$ 38,467	$ 3,537	$ 193,454	$ 56,398	$429,018
Additions	—	214	42	174	2,366	2,044	4,840
Impairments	—	(17)	(745)	—	(463)	(18,870)	(20,095)
Disposals	(13,332)	(277)	(1,107)	(108)	(4,829)	(1,284)	(20,937)
Transferred to assets held for sale	220	2,015	5,708	134	13,519	267	21,863
Other transfers	—	273	758	296	3,799	(5,126)	—
Balance, December 31, 2023	$115,277	$ 10,981	$ 43,123	$ 4,033	$ 207,846	$ 33,429	$414,689

Accumulated depreciation	Land and buildings	Furniture and fixtures	Equipment	Computers and software	Leasehold improvements	Construction in process	Total
Balance, December 31, 2022	$(3,657)	$ (3,541)	$ (15,329)	$ (1,720)	$ (46,778)	$ —	$ (71,025)
Depreciation	(2,621)	(2,096)	(7,353)	(858)	(21,358)	—	(34,286)
Disposals	338	78	556	17	1,017	—	2,006
Transferred to assets held for sale	(39)	(1,171)	(3,975)	(66)	(7,635)	—	(12,886)
Balance, December 31, 2023	$(5,979)	$ (6,730)	$ (26,101)	$ (2,627)	$ (74,754)	$ —	$(116,191)

Asset Additions

During the year ended December 31, 2022, the Company exercised its option to acquire a 24-acre cultivation site in Vineland, New Jersey, referred to as Vineland 2, for approximately $9,750 and continued its capital expenditure into the facility.

8.   PREPAID EXPENSES AND OTHER CURRENT ASSETS

Details of the Company's prepaid expenses and other current assets are summarized in the table below:

	December 31, 2024	December 31, 2023
Prepaid expenses	$ 8,719	8,486
Short term deposits	914	1,148
Other current assets	1,932	11,957
Excise and sales tax receivable	229	367
Prepaid taxes	—	753
Prepaid expenses and other current assets	$ 11,794	$ 22,711

9.   OTHER NON-CURRENT ASSETS

Details of the Company's other non-current assets are summarized in the table below:

	December 31, 2024	December 31, 2023
Long term deposits	$ 8,604	$ 8,686
Long term tax receivable	1,712	—
Investment in affiliates	775	775
Restricted cash	4,323	3,573
Other non-current assets	$ 15,414	$ 13,034

10.   NOTES RECEIVABLES

	December 31, 2024	December 31, 2023
Long term portion	$ 11,958	$ 2,082
Short term portion	15,614	4,026
Note receivables	$ 27,572	$ 6,108

The summary of note receivables by the Company as at December 31, 2024 and December 31, 2023 are as follows:

Note payable by	Rate of Interest	As on December 31, 2023	Payment made during the year	Additions	As on December 31, 2024
SFL Investment Holding, LLC and Mint Florida Holdings LLC	10.0%	$ —	$ —	$ 2,000	$ 2,000
Flor Medicinal LLC	5.0%	500	—	—	500
CC R&M Operations, LLC	— %	3,460	(3,320)	—	140
CC VA Holdco LLC	7.0%	—	(4,462)	24,765	20,303
The Forest Springville, LLC	9.0%	—	—	2,547	2,547
Balboa Boulevard Building	4.5%	2,148	(66)	—	2,082
Total		$ 6,108	$ (7,848)	$29,312	$ 27,572

SFL Investment Holdings LLC and Mint Florida Holdings LLC

On August 21, 2024, Columbia Care LLC entered into a Promissory Note with SFL Investment Holdings, LLC and Mint Florida Holdings, LLC ("Maker"). The Note has a principal of $2 million and an interest rate of 10% per annum, calculated on a 365-day year. The full principal, accrued interest, and any other payable amounts are due by August 21, 2025.

The Maker can prepay any portion of the principal at any time without penalty, with at least three business days' notice to the Company. If a default occurs, the interest rate increases to 18% per annum until the default is remedied. The maker must notify the Company within three days of any default.

This Note is tied to a Membership Interest Purchase Agreement, dated August 21, 2024, and its terms may be amended accordingly. The Company's ability to meet obligations under the Note depends on the Maker's financial condition.

Flor Medicinal LLC

On October 22, 2022, Flor Medicinal LLC entered into a Secured Promissory Note with Columbia Care Puerto Rico LLC under the terms of an Asset Purchase Agreement. The Principal Amount of the Note is $0.5 million, with simple interest accruing at 5% per annum, calculated based on actual days elapsed using a 360-day year. Interest is payable on the first day of each calendar quarter the Note remains outstanding.

The Note will mature on January 1, 2025, or earlier upon the occurrence of a Change of Control, an Event of Default, or as specified in the Purchase Agreement. A Change of Control includes mergers or transfers of more than 50% of the Borrower's equity or control to a different entity. In such events, the entire principal and accrued interest become due immediately.

The Forest Springville, LLC

On March 7, 2024, The Forest Springville, LLC entered into a Secured Promissory Note with Columbia Care LLC, pursuant to the terms of the Membership Interest Purchase Agreement dated October 6, 2023. The Principal Amount of the Note is $2.625 million, with interest accruing at 9% per annum, calculated based on actual calendar days and a 360-day year. Interest is payable on the first day of each calendar quarter the Note remains outstanding.

The full principal and accrued interest are due by August 23, 2026, unless paid sooner in accordance with the terms of the Note. The Note may be accelerated upon the occurrence of a Change of Control or an Event of Default, as defined in the Purchase Agreement. A Change of Control is defined as any consolidation, merger, or reorganization of the Borrower where significant control changes in accordance with the conditions of the agreement.

The Borrower has the option to repay the Note in full or in part without penalty.

CC R&M Operations, LLC

On March 13, 2023, CC R&M Operations, LLC entered into a Promissory Note with the Columbia Care MO, LLC and Columbia Care Inc pursuant to the Asset and Sale agreement. The Principal Amount of the Note is $3.460 million. The Note has zero interest and is due upon final regulatory approval.

CC VA Holdco LLC

On October 1, 2024, CC VA Holdco LLC entered into a Promissory Note with the Company . The Principal Amount of the Note is $24.8 million, bearing interest at a rate of 7% per annum, calculated on a 360-day year. The Borrower is required to make monthly payments of $1.62 million for the first twelve months, followed by monthly payments of $0.696 million until the Note matures.

The Note is set to mature on the two-year anniversary of the Closing Date, with the final payment of $666,738 due on August 1, 2026. The full principal and any unpaid interest are due at maturity unless paid earlier in accordance with the terms of the Note. The payments are structured to reduce the principal balance progressively, with interest receivable calculated on the remaining balance at the specified rate.

Balboa Boulevard Building

On April 1, 2019, Balboa Boulevard Building entered into a Promissory Note with Focused Health LLC ("Focused Health"), for a total Principal Amount of $2.42 million. The Note is secured by the land and building of the leased premises and bears interest at a rate of 4.5%. per annum, with payments based on a standard monthly payment schedule. The Borrower is required to make monthly payments of $13.5 thousand until the Note matures.

The Note is set to mature on April 1, 2044, or earlier in the event of default or a Change of Control. At maturity, the total principal, any accrued interest, and remaining payable amounts must be fully paid. The payments are structured to progressively reduce the outstanding balance, with interest calculated based on the remaining principal.

11.   SHAREHOLDERS' EQUITY

In addition to the issuance of equity in connection with conversion of 2023 Convertible Notes and Mortgage mentioned in Note 5, exercise of warrants mentioned in Note 12, and share-based payment arrangements mentioned in Note 13, during the year ended December 31, 2021, the Company closed a public offering that consisted of 18,572,500 Common Shares at a price of $8.05 (Canadian Dollars) per common share and sold, on a bought deal private placement basis, 3,220,000 Common Shares at a price of $9.00 (Canadian Dollars) per share sold for net proceeds of $133,151 to the Company in January and February 2021.

Issuance of equity in connection with the exercise of warrants mentioned in Note 12, share-based payment arrangements mentioned in Note 13, and non-controlling interest buyout mentioned in Note 24, constitute the activity in shareholders equity during the year ended December 31, 2024 and December 31, 2023.

Authorized Capital

Authorized share capital of the Company consists of (i) an unlimited number of common shares without par (ii) an unlimited number of proportionate voting shares without par, and (iii) an unlimited number of preferred shares.

The Company's common shares and proportionate voting shares (together, the "Shares") have the same rights and are equal in all respects. The Company treats the Shares as if they were a single class.

Conversion Rights and Transfers

Issued and outstanding proportionate voting shares, including fractions thereof, may at any time, subject to certain conditions, at the option of the holder, be converted into common shares at a ratio of 100 common shares per proportionate voting share with fractional proportionate voting shares convertible into common shares at the same ratio. Further, the Company's board of directors may determine in the future that it is no longer advisable to maintain the proportionate voting shares as a separate class of shares and may cause all of the issued and outstanding proportionate voting shares to be converted into common shares at a ratio of 100 common shares per proportionate voting share with fractional proportionate voting shares convertible into common shares at the same ratio and the Company shall not be entitled to issue any additional proportionate voting shares thereafter.

Rights

Holders of Shares are entitled to one vote on all matters submitted to a vote of the Company's shareholders. Holders of Shares are entitled to receive dividends, as may be declared by the Company's board of directors. As of December 31, 2024, and 2023, no cash dividends had been declared or paid.

Debt Redemption

On September 18, 2023, the Company raised gross proceeds of approximately $25 million through the issuance of additional equity. On October 23, 2023, the Company used these proceeds to retire $25 million of its 13% Notes due May 2024 through a proportional redemption process. In December 2024, the Company also retired the full amount of $5.6 million of its 5% Notes on the scheduled due date.

Share buy-back Authorization

On November 6, 2023, the Company's Board of Directors authorized a normal course issuer bid (the "NCIB") to repurchase up to 15 million of its issued and outstanding Common Shares, but in no event to exceed $5 million in total over the course of the NCIB. The NCIB is subject to the approval of the Cboe Canada Exchange (the "Cboe") and will be in effect for up to the next 12 months. As of December 31, 2024 the NCIB authorization has now lapsed."

12. WARRANTS

Outstanding equity-classified warrants to purchase common shares consisted of the following:

	December 31, 2024		December 31, 2023	
Expiration	Number of Shares Issued and Exercisable	Exercise Price (Canadian Dollars)	Number of Shares Issued and Exercisable	Exercise Price (Canadian Dollars)
September 21, 2026	11,122,105	$ 1.96	11,122,105	$ 1.96
October 1, 2025	648,783	8.12	648,783	8.12
April 26, 2024	—	—	5,394,945	10.35
	11,770,888	$ 2.30	17,165,833	$ 4.83

Warrant activity during the years ended December 31, 2024, and 2023 is summarized in the table below:

	Warrants	Weighted average (Canadian Dollars)	Warrants	Weighted average (U.S. Dollars)
Balance as of December 31, 2022	**11,482,766**	**7.22**	**—**	**—**
Issued	11,479,075	1.90		
Exercised	(356,970)	—		
Expired	(5,439,038)	4.01	—	—
Balance as of December 31, 2023	**17,165,833**	**4.83**	**—**	**—**
Expired	(5,394,945)	10.35	—	—
Balance as of December 31, 2024	**11,770,888**	**$ 2.30**	**$ —**	**$ —**

In January 2022, 180,000 warrants with an exercise price of $2.95 were exercised, resulting in the issue of 180,000 common shares. In 2023, 11,479,075 warrants were issued, in connection with the unit offering described in Note 5, Debt Transactions, of which 356,970 were prefunded and exercised in December 2023, resulting in the issue of 356,970 common shares.

13. SHARE-BASED PAYMENT ARRANGEMENTS

Omnibus Long-Term Incentive Plan (equity settled)

On April 26, 2019, the Company adopted a long-term incentive plan , which was amended on June 1, 2021 and November 8, 2023 ("LTIP") to allow for a variety of equity-based awards that provide different types of incentives to be granted to the Company's executive officers, directors, employees and consultants (options, stock appreciation rights ("SARs"), performance share units ("PSUs"), restricted stock units ("RSUs") and deferred share units ("DSUs")). Options, SARs, PSUs, RSUs and DSUs are collectively referred to herein as "Awards". Each Award represents the right to receive common shares and in the case of SARs, PSUs, RSUs and DSUs, common shares or cash, in each case in accordance with the terms of the LTIP.

Under the terms of the LTIP, the Company's board of directors may grant Awards to the Chief Executive Officer and review and approve the grant of Awards recommended by the Chief Executive Officer to other eligible participants. Participation in the LTIP is voluntary and if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution. The plan has a stated term of ten years and provides that the exercise of stock options granted will not be less than the market price of the Company's common stock on the grant date. The plan does not specify grant dates or vesting schedules of awards as those determinations have been delegated to a committee of the Company's Board of Directors. Each grant agreement reflects the vesting schedule for that particular grant as determined by the Committee.

The maximum number of common shares reserved for issuance, in the aggregate, under the LTIP is 10% of the aggregate number of common shares (assuming the conversion of all proportionate voting shares to common shares) issued and outstanding from time to time.

Restricted stock units

RSU awards currently outstanding generally vest in equal annual installments over a four-year period or cliff after a three-year period in each case, from the grant date. Each RSU grant is subject to service-based vesting, where a specific period of continued employment must pass before an award vests. For RSU grants, the expense is measured at the grant date as the fair value of the Company's common stock and expensed as stock-based compensation over the vesting term.

A summary of RSU activity is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Unvested, December 31, 2022	16,384,468	$ 2.71
Granted	23,998,872	0.55
Vested	(10,966,667)	2.65
Forfeited	(2,694,954)	2.09
Unvested, December 31, 2023	26,721,719	0.86
Granted	15,646,684	0.26
Vested	(16,376,784)	0.81
Forfeited	(4,883,634)	0.69
Unvested, December 31, 2024	21,107,985	$ 0.49

The following table presents information about the Company's RSUs for the period presented:

	Year ended		
(Dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Share-based compensation	$ 8,040	$ 17,076	$ 18,856

The following table presents information about the Company's RSUs as of the date presented:

	December 31, 2024	December 31, 2023
Unrecognized compensation costs	$ 4,790	$ 9,137
Weighted average period over which compensation cost will be recognized (in years)	1.38	1.8
Maximum term relating to outstanding RSUs (in years)	2.25	2.3

Performance share units

During the years ended December 31, 2024, 2023 and 2022, the Company granted PSUs that will vest on the achievement of internal performance targets. The Company monitors the probability of achieving the performance targets on an annual basis and adjusts periodic compensation expense accordingly.

A summary of PSU activity is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Unvested, December 31, 2022	7,308,263	4.77
Vested	(2,307,905)	2.01
Forfeited	(2,781,120)	7.66
Unvested, December 31, 2023	2,219,238	4.02
Granted	2,734,375	0.28
Vested	(1,144,011)	1.21
Forfeited	(1,758,820)	4.40
Unvested, December 31, 2024	2,050,782	0.27

The following table presents information about the Company's PSUs activity:

	Year ended		
(Dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Share-based compensation	$ (9,049)	$ (11,611)	$ 8,812

The following table presents information about the Company's PSUs as of the date presented:

	December 31, 2024	December 31, 2023
Unrecognized compensation costs	$ 402	$ 458
Weighted average period over which compensation cost will be recognized (in years)	2.25	0.3
Maximum term relating to outstanding PSUs (in years)	2.25	0.5

14. INCOME TAXES

The components of tax expense (benefit) were as follows:

		Year Ended	
	December 31, 2024	December 31, 2023	December 31, 2022
Current tax expense			
Federal	$ 47,009	$ 27,904	$ 48,273
State	3,167	3,481	9,797
Total current tax expense	50,176	31,385	58,070
Deferred tax expense (benefit)			
Foreign	(6,384)	(5,611)	(4,326)
Federal	(6,494)	(18,404)	(40,781)
State	(312)	(9,017)	(28,502)
Total deferred tax expense (benefit)	$ (13,190)	$ (33,032)	$ (73,609)
Change in Valuation Allowance - US	(62)	1,425	—
Change in Valuation Allowance - Foreign	6,383	5,611	4,326
Provision (benefit) for income taxes	$ 43,307	$ 5,389	$ (11,213)

The Company accounts for income taxes in accordance with ASC 740 – Income Taxes, under which deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values and the tax bases for the respective items.

The Cannabist Company Holdings Inc. is organized in Canada but operates inside the United States. Due to the Company's structure, the Company is subject to income tax both in the United States and Canada. The Company maintains full valuation allowances on its net operating losses at each of the foreign jurisdictions it operates in, resulting in a 0% effective tax rate for the foreign jurisdictions. The Company's domestic effective tax rate for the years ended December 31, 2024, 2023, and 2022 were (70.1)%, (3.2)%, and 2.6% respectively.

The reconciliation of the Company's income tax expense (benefit) on income (loss) before taxes at the U.S. federal statutory rate compared to the Company's effective tax rate was as follows:

			Year Ended			
	December 31, 2024		December 31, 2023		December 31, 2022	
Loss before provision for income taxes	$(61,819)		$(168,898)		$(432,694)	
Tax using the company's domestic tax rate	(33,097)	53.5%	(35,471)	21.0%	(90,866)	21.0%
Tax effect of:						
State taxes, net of federal benefits	3,626	(5.9%)	(4,957)	2.9%	(20,744)	4.8%
280E limitations	32,624	(52.8)%	36,737	(21.8)%	42,443	(9.8)%
Non-deductible partnership income	2,476	(4.0)%	2,602	(1.5)%	2,799	(0.6)%
Other Permanent Tax Differences	28,928	(46.8)%	1,558	(0.9)%	(3,956)	0.9%
Share-based compensation	1,668	(2.7)%	955	(0.6)%	8,710	(2.0)%
Change in tax status	—	—	—	—	—	— %
Other items	6,846	(11.1)%	2,538		741	(0.2)%
Provision to Return Adjustment	236	(0.4)%	(2,126)		13,825	(3.2)%
Goodwill impairment	—	— %	3,553	(2.1)%	35,835	(8.3)%
	$ 43,307	(70.1)%	$ 5,389	(3.2%)	$ (11,213)	2.6%

The Company operates in the legal cannabis industry but is subject to Section 280E of the Internal Revenue Code ("IRC") which prohibits the Company from deducting non cost of goods sold related expenses. Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for Federal purposes, the IRS has subsequently applied Section 280E to state-legal cannabis businesses. Cannabis businesses operating in states that align their tax codes with the IRC are also unable to deduct normal business expenses from their state taxes. The result of Section 280E's application to the Company results in permanent disallowance of ordinary and necessary business expenses. As a result of 280E the Company's effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss. The non-deductible expenses shown in the effective rate reconciliation above is comprised primarily of the impact of applying IRC Sec. 280E to the Company's businesses that are involved in selling cannabis, along with other permanent tax adjustments as prescribed by relevant tax code.

The tax effects of the temporary differences giving rise to deferred tax assets and deferred tax liabilities as of December 31, 2024, 2023, and 2022 are summarized in the table below:

| | | Year Ended | | | | |
		December 31, 2024		December 31, 2023		December 31, 2022
Deferred Tax Assets						
Net Operating Loss Carryforwards	$	24,421	$	20,888	$	14,066
Derivative liability		336		65		125
Inventory		1,796		1,639		1,275
Stock Based Compensation		1,112		3,420		3,288
Capitalized Expenses		18,869		20,737		20,769
Reserves		9,964		2,622		2,741
Right of Use Assets		30,131		42,965		37,652
Sale Leaseback		1,499		1,554		1,552
Other Assets		3,761		1,965		1,626
Gross Deferred Tax Assets		91,889		95,855		83,094
Valuation Allowance		(22,561)		(16,238)		(9,202)
Total Deferred Tax Assets, net	$	69,328	$	79,617	$	73,892
Deferred Tax Liabilities						
Property, Plant and Equipment	$	2,938	$	748	$	(2,427)
Intangibles		(11,032)		(13,459)		(32,661)
Accruals		(90)		(90)		(91)
Debt discount		(1,240)		(3,556)		(5,712)
Right of Use Liabilities		(27,699)		(40,290)		(35,904)
Gross Deferred Tax Liabilities	$	(37,123)	$	(56,647)	$	(76,795)
Net Deferred Tax Liabilities	$	—	$	—	$	2,903
Net Deferred Tax Assets	$	32,205	$	22,970	$	—

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's management assesses both positive and negative evidence regarding the Company's ability to realize its deferred tax assets and records a valuation allowance when it is more likely than not that deferred tax assets will not be realized. The valuation allowance as of December 31, 2024, 2023, and 2022 are $22,561, $16,238, and $9,202 respectively. The total change in the 2024 and 2023 valuation allowance, which was an increase of $6,321 and $7,036 respectively, is related to foreign activity and other activities.

During the year ended December 31, 2024 the company recorded a deferred tax asset pertaining to a deemed asset acquisition. The future tax benefit related to this acquisition is expected to be subject to Section 280E.

As of December 31, 2024, the Company has $0 of gross federal net operating loss carryforwards which will not expire. The Company has $43,490 of gross state net operating loss carryforwards which begin to expire in 2036. The company has $76,710 of gross foreign net operating loss carryforwards which begin to expire in 2028.

Under Internal Revenue Code Section 382, utilization of net operating losses may be subject to annual limitations in the event of any significant future changes in its ownership structure. These annual limitations could adversely affect the company and result in the expiration of net operating losses prior to utilization.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and foreign jurisdictions, where applicable. Such examinations may result in future tax, penalty, and interest assessments by the respective taxing jurisdictions. For uncertain tax positions the Company believes does not meet the more likely that not threshold of being sustained upon examination by the relevant taxing authorities, the Company records a tax reserve in the period in which it arises. The Company adjusts its unrecognized tax benefit liability and provision for income taxes in the period in which the uncertain tax position is settled, the statute of limitations expires for taxing authority to examine the position or when new information becomes available that requires a change in the recognition and/or measurement of the liability.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of December 31, 2021	$ 4,111
Reductions for Expiration of Statute of Limitations	(1,337)
Balance as of December 31, 2022	2,774
Reductions for Expiration of Statute of Limitations	(761)
Balance as of December 31, 2023	2,013
Increases (Decreases) for prior years	8,018
Reductions for Expiration of Statute of Limitations	(2,013)
Balance as of December 31, 2024	$ 8,018

As of December 31, 2024 and 2023, the Company had $8,018 and $2,013 respectively of gross unrecognized tax benefits, $0 and $0 respectively of which would impact the effective income tax rate if recognized. As of December 31, 2024, 2023, and 2022 the Company recognized interest and penalties related to uncertain tax positions of $2,489, $903, and $554 respectively. The unrecognized tax benefits recorded by the company relate to historical tax positions taken by businesses previously acquired by the Company. The Company is subject to indemnification of any assessments related to these specific positions and has established a receivable for the same amount of the reserve. The US federal statute of limitations remains open for the tax year 2019 through the present. The state return statute of limitations generally remains open for the tax year 2019 through the present.

15. EARNINGS PER SHARE

Basic and diluted net loss per share attributable to the Company was calculated as follows:

		Year Ended	
	December 31, 2024	December 31, 2023	December 31, 2022
Numerator:			
Net loss	$ (105,126)	$ (174,287)	$ (421,481)
Less: Net loss attributable to non-controlling interests	760	1,425	(5,476)
Net loss attributable to shareholders	$ (105,886)	$ (175,712)	$ (416,005)
Denominator:			
Weighted average shares outstanding - basic and diluted	462,496,369	402,776,616	392,571,102
Loss per share - basic and diluted	$ (0.23)	$ (0.44)	$ (1.06)

Certain share based equity awards were excluded from the computation of dilutive loss per share because inclusion of these awards would have had an anti-dilutive effect. The following table reflects the awards excluded.

| | Year Ended | | |
	December 31, 2024	December 31, 2023	December 31, 2022
Convertible Debt	94,921,481	11,479,199	13,362,177

16. LEASING ACTIVITIES

The Company leases its facilities under operating leases that provide for the payment of real estate taxes and other operating costs in addition to normal rent. The Company's real estate leases typically have terms of 1 to 15 years. Certain leases include extension options exercisable from one to five years before the end of the cancellable lease term. The Company typically leases equipment and vehicles with standard lease terms of 3 to 5 years. Expenses recognized relating to short-term leases and leases of low value during the years ended December 31, 2024 and 2023 were immaterial.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Weighted Average Remaining Lease Term		
Operating leases	12.5 years	14.1 years
Finance leases	9.1 years	9.1 years
Weighted Average Discount Rate		
Operating leases	7.46%	7.01%
Finance leases	7.11%	7.49%

The maturities of lease liabilities as of December 31, 2024 were as follows:

	Operating	Finance
Year Ending December 31:		
2025	$ 17,102	$ 7,711
2026	19,225	6,501
2027	18,356	6,666
2028	16,918	5,823
2029	14,864	5,414
Thereafter	125,470	26,992
Total lease payments	211,935	59,107
Less: interest	(78,334)	(16,260)
Present value of lease liabilities	$133,601	$ 42,847

The following summarizes the line items in the income statements which include the components of lease expense for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Operating lease expense	$ 27,729	$ 28,860
Included in		
Cost of sales	15,727	16,794
Selling, general and administrative expenses	12,002	12,066
Finance lease costs:	12,042	14,015
Amortization of lease assets included in cost of sales	5,842	7,146
Amortization of lease assets included in selling, general and administrative costs	2,730	2,691
Interest on lease liabilities included in interest (expense) income, net	3,470	4,178
Total lease costs	$ 39,771	$ 42,875

The following summarizes cash flow information related to leases for the year ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 25,595	$ 26,547
Operating cash flows from finance leases	3,464	4,177
Financing cash flows from finance leases	6,904	6,788
Lease assets obtained in exchange for lease obligations:		
Operating leases	9,256	5,114
Finance leases	7	991
Lease assets obtained in business acquisitions		
Operating leases	$ —	$ —

17. COMMITMENTS AND CONTINGENCIES

Defined contribution plan

In 2021, the Company instituted a qualified 401(k) plan (the "401(k) Plan") for its U.S. employees. The 401(k) Plan covers U.S. employees who meet certain eligibility requirements. Under the terms of the 401(k) Plan, the employees may elect to make contributions through payroll deductions within statutory and plan limits, and the Company may elect to make non-elective discretionary contributions. The Company may also make optional contributions to the 401(k) Plan for any plan year at its discretion. Expense recognized by the Company for matching contributions made to the 401(k) Plan was $697 and $1,328 for the years ended December 31, 2024, and December 31, 2023, respectively.

Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior management that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not accrued any liabilities related to any pending claims potentially subject to any indemnifications in its consolidated financial statements.

Additionally, the Company may be contingently liable with respect to other claims incidental to the ordinary course of its operations. In the opinion of management, and based on management's consultation with legal counsel, the ultimate outcome of such other matters will not have a materially adverse effect on the Company. Accordingly, no provision has been made in these consolidated financial statements for losses, if any, which might result from the ultimate disposition of these matters should they arise.

18. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Fair Value Measurements

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
December 31, 2024				
Investment securities	$11,880	$ —	$ —	$11,880
Total assets	$11,880	$ —	$ —	$11,880
Derivative liability	$ —	$ —	$(621)	$ (621)
Total liabilities	$ —	$ —	$(621)	$ (621)
December 31, 2023				
Derivative liability	$ —	$ —	$(119)	$ (119)
	$ —	$ —	$(119)	$ (119)

During the period included in these financial statements, there were no transfers of amounts between levels. For fair value measurements of assets and liabilities that are done on a non-recurring basis, refer to Note 20.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 3 financial instruments:

Financial asset/financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Derivative liability	Market approach	Conversion Period	Increase or decrease in conversion period will result in an increase or decrease in fair value.

The carrying amounts of accounts receivable, other current assets, accounts payable and other current liabilities, current portion of long-term debt and lease liability as of December 31, 2024 and 2023 approximate their fair values because of the short-term nature of these items and are not included in the table above. The Company's long-term debt and lease liabilities approximate fair value due to the market rate of interest used on initial recognition.

In addition to the disclosures for assets and liabilities required to be measured at fair value at the balance sheet date, companies are required to disclose the estimated fair values of all financial instruments, even if they are not presented at their fair value on the consolidated balance sheet. The fair values of financial instruments are estimates based upon market conditions and perceived risks as of December 31, 2024 and 2023. These estimates require management's judgment and may not be indicative of the future fair values of the assets and liabilities.

Financial assets and liabilities for which the carrying values approximate their fair values include cash and cash equivalents, accounts receivable included within prepaid expenses and other assets, and other payables. Generally, these assets and liabilities are short term in duration and their carrying value approximates fair value on the consolidated balance sheets.

19. GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets consist of the following:

	Goodwill	Licenses	Trademarks	Customer Relationships	Total
Cost					
As of December 31, 2023	$ —	$ 129,755	$ 24,881	$ 15,263	$169,899
Impairment	—	(1,029)	(1,071)	—	(2,100)
Sale	—	(2,517)	—	—	(2,517)
Available for sale	—	(16,236)	—	—	(16,236)
As of December 31, 2024	$ —	$ 109,973	$ 23,810	$ 15,263	$149,046

	Goodwill	Licenses	Trademarks	Customer Relationships	Total
Accumulated Amortization					
As of December 31, 2023	$ —	$ (59,158)	$ (20,565)	$ (13,409)	$(93,132)
Sale	—	965	—	—	965
Available for sale	—	5,773	—	—	5,773
Amortization	—	(9,366)	(1,621)	(416)	(11,403)
As of December 31, 2024	$ —	$ (61,786)	$ (22,186)	$ (13,825)	$(97,797)

	Goodwill	Licenses	Trademarks	Customer Relationships	Total
Cost					
As of December 31, 2022	$ 19,274	$156,911	$ 45,936	$ 16,944	$239,065
Impairment	(19,274)	(23,512)	(21,055)	(1,681)	(65,522)
Disposals	—	(3,644)	—	—	(3,644)
As of December 31, 2023	$ —	$129,755	$ 24,881	$ 15,263	$169,899

	Goodwill	Licenses	Trademarks	Customer Relationships	Total
Accumulated Amortization					
As of December 31, 2022	$ —	$ (46,306)	$ (15,601)	$ (12,619)	$ (74,526)
Amortization	—	(12,852)	(4,964)	(790)	(18,606)
As of December 31, 2023	$ —	$ (59,158)	$ (20,565)	$ (13,409)	$ (93,132)

The carrying value of goodwill in each reporting unit is indicative of the expected growth and development of the business. In the fourth quarter of fiscal 2024, the Company identified qualitative indicators of impairment as a result of a strategic reassessment of its business, including an evaluation of current operations and its future growth outlook due to changing consumer trends within certain markets. The decision to reduce the long-term growth outlook resulted in a downward adjustment of the future financial forecasts for the Company's California and Colorado businesses, which indicated that impairment of the goodwill asset was a more-likely-than-not outcome.

The following table outlines the key assumptions used in calculating the recoverable amount for each Reporting Unit used in the impairment analysis performed during the fourth quarter of 2024:

| | Goodwill impairment testing | |
	Colorado	California
Significant estimates used by management		
Years of cash flows before terminal value	5 Years	5 Years
Discount rate	14%	14%
Terminal value multiple / rate	2%	2%

The recoverable amount of the reporting unit to which goodwill is allocated and the asset group to which intangibles are allocated were determined based on fair value using Level 3 inputs in a discounted cash flow analysis. Management performed the impairment test on the Colorado and California asset groups for the definite lived assets impairment. The Company determined that the Colorado reporting units were not impaired. The significant assumptions applied in the determination of the recoverable amount are described below:

i.   Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. Estimated cash flows are primarily driven by sales volumes, selling prices and operating costs. The forecasts are extended to a total of five years (and a terminal year thereafter);

ii.   Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;

iii. Corporate overhead allocation and the eventual reappeal of Schedule 208E.

iv.   Post-tax discount rate: The post-tax discount rate is reflective of the reporting unit's Weighted Average Cost of Capital ("WACC"). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and

v.   Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

There was indication of impairment in the Company's California Reporting Unit and $2,100 recorded as impairment of its intangible assets.

The Company separately performed sensitivity analyses to evaluate the changes in the fair value of goodwill and intangibles that would result from changes in certain assumptions, including cash flows and discount rate.

- The Company performed the aforementioned sensitivity analyses as follows:

  - If revenues for all years were to decrease 10%

  - If EBITDA is reduced by 5% each year

  - If the discount rate changes +2 and +5%

- In addition, the Company ran a sensitivity on the terminal value multiple as well:

  - If the terminal value multiple is reduced -2 and -5%

These changes would result in material adjustments to the goodwill and intangible amounts for Colorado in these scenarios.

Impairment – 2023

In the fourth quarter of fiscal 2023, the Company identified qualitative indicators of impairment as a result of a strategic reassessment of its business, including an evaluation of current operations and its future growth outlook due to changing consumer trends within certain markets. This resulted in a downward adjustment of the future financial forecasts for the Company's Colorado and California businesses, which indicated that impairment of the goodwill asset was a more-likely-than-not outcome.

The recoverable amount of the reporting unit to which goodwill is allocated and the asset group to which intangibles are allocated were determined based on fair value using Level 3 inputs in a discounted cash flow analysis. Management tested the Colorado and California asset groups for the definite lived assets impairment. Where applicable, the Company uses its market capitalization and comparative market multiples to corroborate discounted cash flow results.

The following table outlines the key assumptions used in calculating the recoverable amount for each Reporting Unit used in the impairment analysis during the fourth quarter:

	Goodwill impairment testing	
	Colorado	California
Significant estimates used by management		
Years of cash flows before terminal value	5	5
Discount rate	17.00%	17.0%
Terminal value multiple / rate	3.0%	3.0%

The impairment assessment process for 2023 covered the Colorado and California Reporting Units, with no difference in estimates used in 2022.

The below table summarizes the estimated aggregate amortization expense expected to be recognized on the intangible assets:

Selling, general and administrative expenses included the following:

	December 31, 2024	Year Ended December 31, 2023	December 31, 2022
Goodwill impairment	$ —	$ 19,274	$ 170,642
Amortization expenses	11,403	18,606	44,530

Future estimated amortization expense:	Amount
2025	$ 9,534
2026	8,449
2027	8,178
2028	7,973
2029	7,768
2029 and thereafter	9,347
Total	$51,249

The Company will continue to monitor the impact of the goodwill associated with this reporting unit, and should it suffer additional declines in actual or forecasted financial results, the risk of goodwill impairment would increase.

20. NET ASSETS HELD FOR SALE

During 2023, the Company committed to a plan to sell its Utah operations. Accordingly, certain of the assets and liabilities held by the Company's Utah subsidiary were presented as a disposal group held for sale on the consolidated balance sheet as of December 31, 2023. The sale of the Utah assets was completed on March 7, 2024.

During 2023, in conjunction with the proposed transaction with Cresco Labs, the Company committed to a plan to sell parts of its operations in Florida, Illinois, Massachusetts, Ohio and New York. The divestiture of the Assets was required for Cresco to close its previously announced acquisition of the Company. On November 4, 2022 the Company and Cresco jointly announced the signing of definitive agreements to divest certain New York, Illinois, and Massachusetts assets to an entity owned and controlled by Sean "Diddy" Combs (the "Combs Transaction"). Accordingly, certain of the Company's long-lived assets and liabilities held in these three markets were presented as a disposal group held for sale on the consolidated balance sheet as of December 31, 2022. As a result of the termination of the proposed transaction with Cresco Labs, and termination of the proposed Combs Transaction, it was determined that the assets and liabilities in these three markets should no longer be classified as assets and liabilities held for sale.

On August 22, 2024, the Company entered into definitive agreement, subject to closing conditions, to dispose, of its Florida Lakeland Facility which are comprised of one cultivation / manufacturing facility. The Florida Lakeland Facility is being divested for gross proceeds of $11.4 million in cash.

On October 1, 2024, the Company entered into a definitive agreement, subject to closing conditions, to dispose of a vertically-integrated Florida paper license for gross proceeds of $7.5 million cash.

The planned disposals as of December 31, 2024 did not represent a strategic shift of the Company that had or will have a major effect on the Company's operations and financial results. Accordingly, the operations were not segregated and were presented as continuing operations in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024 and 2023. The disposal group was stated at fair value less costs to sell and comprised the following assets and liabilities:

	December 31, 2024	December 31, 2023
Cash	$ 239	$ —
Accounts receivable	34	—
Inventory	364	—
Prepaid expenses and other current assets	381	1,223
Property, plant and equipment	9,516	414
Right-of-use assets	2,364	115
Right of use assets - finance leases, net	102	—
Intangible assets, net	4,778	—
Assets held for sale	**$ 17,778**	**$ 1,752**
Accounts payable and other liabilities	(104)	(1,161)
Lease liabilities	(2,552)	(114)
Liabilities held for sale	**$ (2,656)**	**$ (1,275)**

The non-recurring fair value measurement for the disposal group has been categorized as a Level 3 fair value utilizing Level 3 inputs and using a market approach, based on available data for transactions in the region and discussions with potential acquirers.

The changes in assets and liabilities held for sale are as follows as of December 31, 2024 and 2023:

Assets held for Sale	Held for Sale Entities
Balance at December 31, 2022	$ 29,089
Transferred in/(out)	(27,337)
Balance at December 31, 2023	1,752
Transferred in/(out)	16,026
Balance at December 31, 2024	$ 17,778

Liabilities associated with assets held for sale	Held for Sale Entities
Balance at December 31, 2022	$ 20,179
Transferred in/(out)	(18,904)
Balance at December 31, 2023	1,275
Transferred in/(out)	1,381
Balance at December 31, 2024	$ 2,656

21. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Details of the Company's accrued expenses and other current liabilities are summarized in the table below:

	December 31, 2024	December 31, 2023
Taxes - property and other	$ 4,912	$ 12,067
Other accrued expenses	13,477	26,323
Payroll liabilities	10,709	13,260
Other current liabilities	3,741	7,009
Accrued expenses and other current liabilities	$ 32,839	$ 58,659

22. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Details of the Company's selling, general and administrative expenses are summarized in the table below:

		Year ended	
	December 31, 2024	December 31, 2023	December 31, 2022
Salaries and benefits	$ 79,723	$ 89,794	$ 125,702
Professional fees	10,862	13,290	19,208
Depreciation and amortization	24,897	35,358	59,470
Operating facilities costs	42,329	41,759	42,631
Operating office and general expenses	23,898	10,612	9,879
Advertising and promotion	3,945	5,894	14,173
Other fees and expenses	2,694	2,884	6,267
Total selling, general and administrative expenses	$ 188,348	$ 199,591	$ 277,330

23. OTHER EXPENSE (INCOME), NET

Details of the Company's other expense (income), net is summarized in the table below:

		Year ended	
	December 31, 2024	December 31, 2023	December 31, 2022
Change in fair value of the derivative liability	$ 502	$ (116)	$ (6,560)
Change in fair value of the investment in Verano	25,406	—	—
(Gain) on remeasurement of contingent consideration	(1,108)	—	(37,362)
(Gain) loss on disposal group	(52,355)	6,122	—
Loss on held-for-sale disposal group	22,191	—	—
Earnout adjustment	—	—	349
Loss on Restructuring	5,674	5,396	3,089
Other (income) expense, net	(1,997)	(188)	6,605
Rental income	(214)	(2,421)	(3,564)
Total other expense (income), net	$ (1,901)	$ 8,793	$ (37,443)

24. NON-CONTROLLING INTERESTS

The non-controlling interests of the Company for each affiliate before intercompany elimination are summarized in the tables below:

Summarized balance sheet	Venture Forth	Columbia Care Arizona-Tempe	Columbia Care Delaware	Columbia Care Puerto Rico	Columbia Care Maryland	Columbia Care Eastern Virginia	Columbia Care International HoldCo	Columbia Care New Jersey	Access Bryant	Columbia Care Ohio	Columbia Care Missouri	Other	Green Leaf Medical Inc.	Total
	December 31, 2024													
Current assets	$ 449	$ —	$ 4,119	$ 590	$ 660	$ —	$ —	$ 22,404	$ 315	$ 14,451	$ —	$ 9	$ 70,727	$ 113,724
Current liabilities	—	—	(1,946)	(61)	(1,092)	—	—	(7,219)	(2,590)	(1,154)	—	(6)	$ (13,820)	(27,888)
Current net assets (liabilities)	449	—	2,173	529	(432)	—	—	15,185	(2,275)	13,297	—	3	56,907	85,836
Non-current assets	$ —	$ —	$ 7,622	$ —	$ 521	$ —	$ 5,125	$ 51,935	$ 1,025	$ 22,031	$ —	$ —	$ —	88,259
Non-current liabilities	—	—	(8,627)	(10,973)	(3,957)	—	—	(48,078)	(1,225)	(37,156)	—	—	$ (46,070)	(156,086)
Non-current net assets (liabilities)	—	—	(1,005)	(10,973)	(3,436)	—	5,125	3,857	(200)	(15,125)	—	—	(46,070)	(67,827)
Accumulated NCI	$ —	$ —	$ —	$ —	$ (157)	$ —	$ —	$ 1,411	$(2,364)	$ —	$ —	$ 3	$ (258)	$ (1,365)

Summarized balance sheet	Venture Forth	Columbia Care Arizona-Tempe	Columbia Care Delaware	Columbia Care Puerto Rico	Columbia Care Maryland	Columbia Care Eastern Virginia	Columbia Care International HoldCo	Columbia Care New Jersey	Access Bryant	Columbia Care Ohio	Columbia Care Missouri	Other	Green Leaf Medical Inc.	Total
	December 31, 2023													
Current assets	$ 1,206	$ 2,731	$ 3,208	$ 590	$ 316	$ 10,214	$ 7	$ 18,714	$ 268	$ 12,977	$ —	$ 9	$ 30,503	$ 80,743
Current liabilities	(2,408)	(50)	(1,076)	(63)	(982)	(9,259)	—	(7,581)	(1,532)	(1,014)	—	(5)	(21,089)	(45,059)
Current net assets (liabilities)	(1,202)	2,681	2,132	527	(666)	955	7	11,133	(1,264)	11,963	—	4	9,414	35,684
Non-current assets	515	996	8,295	—	653	31,663	5,118	52,263	1,569	24,083	—	—	2,024	127,179
Non-current liabilities	(19,041)	(1,707)	(9,555)	(10,973)	(3,650)	(18,383)	(1)	(53,131)	(1,333)	(41,955)	—	4	(3,851)	(163,576)
Non-current net assets (liabilities)	(18,526)	(711)	(1,260)	(10,973)	(2,997)	13,280	5,117	(868)	236	(17,872)	—	4	(1,827)	(36,397)
Accumulated NCI	$ —	$ 256	$ —	$ —	$ (149)	$ (228)	$ —	$ 797	$(1,642)	$ —	$ —	$ 3	$ (557)	$ (1,520)

The net change in the non-controlling interests is summarized in the table below:

	Venture Forth	Columbia Care Arizona-Tempe	Columbia Care Delaware	Columbia Care Puerto Rico	Columbia Care Maryland	Columbia Care Florida	Columbia Care Eastern Virginia	Columbia Care International HoldCo	Columbia Care New Jersey	Access Bryant	Leafy Greens	Columbia Care Ohio	Columbia Care Missouri	Green Leaf Medical Inc.	Other	Total
Balance, December 31, 2021	**$(19,114)**	**$ 283**	**$ —**	**$ —**	**$ (80)**	**$ —**	**$ (105)**	**$ —**	**$ (277)**	**$ (50)**	**$ —**	**$ 1**	**$ (1,360)**	**$ 129**	**$ 5**	**$(20,568)**
Net income (loss) attributable to NCI	(550)	8	0	—	(37)	0	270	—	302	(826)	—	—	(3,574)	(1,048)	(21)	(5,476)
Other adjustments	19,664	—	—	—	—	—	—	—	—	—	—	(1)	—	—	—	19,663
Balance, December 31, 2022	**$ —**	**$ 291**	**$ —**	**$ —**	**$ (117)**	**$ —**	**$ 165**	**$ —**	**$ 25**	**$ (876)**	**$ —**	**$ —**	**$ (4,934)**	**$ (919)**	**$ (16)**	**$ (6,381)**
Net income (loss) attributable to NCI	—	10	—	—	(26)	—	873	—	772	(766)	—	—	—	562	—	1,425
Other adjustments	—	(45)	—	—	(6)	—	(1,266)	—	—	—	—	—	4,934	(200)	19	$ 3,436
Balance, December 31, 2023	**$ —**	**$ 256**	**$ —**	**$ —**	**$ (149)**	**$ —**	**$ (228)**	**$ —**	**$ 797**	**$(1,642)**	**$ —**	**$ —**	**$ —**	**$ (557)**	**$ 3**	**$ (1,520)**
Net income (loss) attributable to NCI	—	10	—	—	(8)	—	567	—	614	(723)	—	—	—	300	—	760
Other adjustments	—	(266)	—	—	—	—	(339)	—	—	—	—	—	—	—	—	(605)
Balance, December 31, 2024	**$ —**	**$ —**	**$ —**	**$ —**	**$ (157)**	**$ —**	**$ —**	**$ —**	**$ 1,411**	**$(2,365)**	**$ —**	**$ —**	**$ —**	**$ (257)**	**$ 3**	**$ (1,365)**

* Represents non-controlling interests acquired as a result of the Green Leaf Transaction.

During the year ended December 31, 2022, VentureForth Holdings, LLC, a consolidated subsidiary which previously had a management services agreement with the company, was acquired by merger. The Company issued 18,755,082 common shares and issued approximately $26,000,000 to buy out the non-controlling interest in VentureForth LLC and resolve any litigation relating to VentureForth LLC.

25. DIVESTITURES

Utah Business Divestiture

On October 6, 2023, the Company entered into a definitive agreement, subject to closing conditions, to dispose of its Utah operations (the "Utah Business") which are considered non-core and comprised of one dispensary and one cultivation facility. The Utah Business was divested for gross proceeds of approximately $6.5 million, with approximately $3.9 million due on closing of the transaction, and a $2.6 million Seller note payable to the Company not later than July 2025. The sale of the Utah assets was completed on March 7, 2024.

Arizona Divestiture

On July 29, 2024, the Company entered into definitive agreements, subject to closing conditions, to dispose of its Arizona operations (the "Arizona Business") which are comprised of two dispensaries and one cultivation / manufacturing facility. The Arizona Business is being divested for gross proceeds of $15 million, with approximately all $15 million which was received on signing of the definitive agreement.

Eastern Virginia Divestiture

On July 29, 2024, the Company entered into a definitive agreement, subject to closing conditions, to dispose of a portion of its Virginia operations (the "East Virginia Business") which are comprised of six dispensaries and one cultivation / manufacturing facility. The East Virginia Business is being divested for gross proceeds of $90 million, consisting of approximately $20 million in cash, $40 million of equity in the Buyer, Verano Holdings Corp., due on closing of the transaction, and a $30 million seller note payable to the Company over a 14 month period.

Florida Business Divestiture

On August 21,2024 and August 22, 2024, the Company entered into definitive agreements, subject to closing conditions, to dispose, of its Florida operations (the "Florida Business") which are comprised of fourteen dispensaries and three cultivation / manufacturing facility.

The Florida Business is being divested for gross proceeds of $16.4 million, consisting of approximately $14.4 million in cash, and $2 million of promissory note payable to the Company over a one year period.

On October 1, 2024, the Company entered into a definitive agreement, subject to closing conditions, to dispose of a vertically-integrated Florida paper license for gross proceeds of $7.5 million cash. On completion of this transaction and the divestitures of the Florida Business and the Lakeland Business, the Company will have exited its entire Florida operations.

Further to the previous announcements and Note 17 above, effective November 6, 2024 the Company closed one of its Florida transactions, covering 14 retail locations and 2 cultivation facilities for gross proceeds of $5 million, $2 million of which will be in a promissory note.

Missouri Business Divestiture

On March 13, 2023, a definitive agreement was signed to sell the Missouri Business, which is considered non-core, and the Company no longer operated the Missouri Business as of that date. The assets of the Missouri Business are comprised of one dispensary and one processing facility and are being divested for gross proceeds of approximately $7 million.

As of December 31, 2024, no assets or liabilities of the disposed-of business remained on our consolidated balance sheets.

The table below summarizes the operating results of the divested businesses for the years ended December 31, 2024, December 31, 2023, and December 31, 2022:

	2024	Year ended 2023	2022
Arizona			
Revenue	$13,540	$ 22,133	$ 23,893
Expense	14,064	24,602	30,604
District of Columbia			
Revenue	1,131	1,447	1,371
Expense	1,999	1,918	2,398
Eastern Virginia			
Revenue	29,809	39,604	20,861
Expense	17,426	25,643	16,538
Florida			
Revenue	16,522	26,946	31,249
Expense	33,876	45,801	55,143
Utah			
Revenue	943	5,231	5,200
Expense	822	4,810	5,457
Missouri			
Revenue	—	221	587
Expense	—	2,694	3,757
Venture Forth			
Revenue	1,758	4,298	4,729
Expense	4,145	5,687	6,441
Total			
Revenue	63,703	99,880	87,890
Expense	$72,332	$111,155	$120,338

26.   SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after December 31, 2024 through the filing of these audited annual financial statements. Certain subsequent events noted in these audited annual financial statements include the following:

•   On January 15, 2025, the Company completed the sale of a non-operating facility in DE for gross proceeds of $3.4 million, and fully settled the outstanding mortgage on the property of $1.8 million

•   On February 27, 2025, the Company entered into a support agreement (the "**Support Agreement**") with certain holders (the "**Supporting Noteholders**") representing approximately 61% of the aggregate principal amount of issued Senior Notes (as defined below) regarding the exchange of their Senior Notes for new notes having a later maturity date and additional covenants, all as described herein (the "**2025 Debt Transaction**"). The Senior Notes consist of: (i) the six percent (6.0%) Senior Secured Convertible Notes due June 29, 2025 for an aggregate amount of US$59.5 million (the "**2025 Notes**"); (ii) the nine and one half percent (9.5%) Senior Secured First-Lien Notes due February 3, 2026 for an aggregate amount of US$185 million (the "**2026 Notes**"); and (iii) the nine percent (9.0%) Senior Secured Convertible Notes due March 19, 2027 for an aggregate amount of US$25.55 million (the "**2027 Notes**", and together with the 2025 Notes and the 2026 Notes, the "**Senior Notes**"). Under the terms of the 2025 Debt Transaction, among other provisions, the holders of the 2025 Notes and the 2026 Notes will exchange their Senior Notes for an equal principal amount of 9.25% senior secured notes due December 31, 2028 (subject to two six-month extension options available to the Company upon payment of a 0.50% fee, payable in cash) (the "**New Senior Notes**") and the holders of the 2027 Notes will be given the right to elect to receive either (i) an equal principal amount of New Senior Notes or (ii) an equal principal amount of newly issued 9.0% convertible notes, which will have the same conversion price as the existing 2027 Notes but will have the same extended maturity date as the New Senior Notes (the "**New Convertible Notes**", and together with the New Senior Notes, the "**New Notes**").

